As filed with the Securities and Exchange Commission on November 6, 2024
File No. 000-56566
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 2

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
SCULPTOR DIVERSIFIED REAL ESTATE
INCOME TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	88-0870670
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9 West 57th Street, 40th Floor, New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number including area code	(212) 790-0000

With copies to:
Robert H. Bergdolt
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2002
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:
Class S Common Stock, $0.01 par value per share
(Title of class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section  13(a) of the Exchange Act. ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this Form 10 of Sculptor Diversified Real Estate Income Trust, Inc. (referred to herein as the “Company,” “we” or “us”) other than historical facts may be considered forward-looking statements. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “could,” “intend,” “anticipate,” “plan,” “estimate,” “believe,” “potential,” “continue,” or other similar words. Specifically, we consider, among others, statements concerning future operating results and cash flows, our ability to meet future obligations, and the amount and timing of any future distributions to stockholders to be forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the SEC. We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this Form 10, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Any such forward-looking statements are subject to unknown risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered.
The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:
•	We have limited prior operating history, and there is no assurance that we will achieve our investment objectives.
•	We have made a limited number of investments to date, and you will not have the opportunity to evaluate our investments before we make them.
•
Since there is no public trading market for shares of our common stock, repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase plan provides stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase plan if in its reasonable judgment it deems a suspension to be in our best interest, such as when a repurchase request would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

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We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

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The purchase and repurchase price for shares of our common stock will generally be based on our prior month’s net asset value (“NAV”) and will not be based on any public trading market. Although there will be independent valuations of our properties from time to time, the valuation of properties is inherently subjective and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

•
Other than eleven employees of CapGrow (defined below) who operate the CapGrow business, we have no employees, and are dependent on our Adviser to conduct our operations. Our Adviser will face conflicts of interest as a result of, among other things, the allocation of investment opportunities among us and Other Sculptor Accounts (defined below), the allocation of time of its investment professionals and the level of fees that we will pay to our Adviser.

i

•	If we are not able to raise a substantial amount of capital in the near term, our ability to achieve our investment objectives could be adversely affected.
•	On acquiring shares, you will experience immediate dilution in the net tangible book value of your investment.
•	Principal and interest payments on any borrowings will reduce the amount of funds available for distribution or investment in additional real estate assets.
•	There are limits on the ownership and transferability of our shares. See Item 11, “Description of Registrant’s Securities to be Registered—Restrictions on Ownership and Transfer.”
•	If we fail to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.
•
The acquisition of investment properties may be financed in substantial part by borrowing, which increases our exposure to loss. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors.

•
Investing in commercial real estate assets involves certain risks, including but not limited to tenants’ inability to pay rent (whether due to property-specific factors, sector-level issues, or broader macroeconomic conditions), increases in interest rates and lack of availability of financing, tenant turnover and vacancies and changes in supply of or demand for similar properties in a given market.

ii

ITEM 1.	BUSINESS.
Sculptor Diversified Real Estate Income Trust, Inc. is a Maryland corporation formed on February 11, 2022 for the principal purpose of investing in stabilized income-generating commercial real estate across a variety of both traditional and non-traditional sectors in the United States and Europe. These assets may include multifamily, industrial, net lease, retail and office assets, as well as others, including, without limitation, healthcare, student housing, senior living, lodging, data centers, manufactured housing and self-storage properties. Where applicable in this Form 10, Sculptor Diversified Real Estate Income Trust, Inc. is referred to as the “REIT” or “SDREIT” and, together with its consolidated subsidiaries, including Sculptor Diversified REIT Operating Partnership LP, a Delaware limited partnership, which we refer to herein as the “Operating Partnership” or “SDREIT OP”, as the “Company,” “we” or “us”. We and the Operating Partnership are externally managed by our adviser, Sculptor Advisors LLC (in its capacity as our adviser, the “Adviser”), a Delaware limited liability company and a registered investment adviser. Our Adviser is an affiliate of Sculptor Capital Management, Inc., our sponsor (together with its affiliates, “Sculptor”).
In March 2023, we commenced a private offering of shares of our common stock pursuant to the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering is being made.
We filed this Form 10 to register shares of our Class S common stock pursuant to Section 12(g) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As a result of our voluntary registration of our common stock pursuant to the Exchange Act, we are subject to the requirements of the Exchange Act and the rules promulgated thereunder. In particular, we are required to file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Current Reports on Form 8-K and otherwise comply with the disclosure obligations of the Exchange Act applicable to issuers filing registration statements to register a class of securities pursuant to Section 12(g) of the Exchange Act. We voluntarily registered shares of our common stock pursuant to Section 12(g) of the Exchange Act to provide our stockholders with access to public disclosure regarding our business and operations of the type required in the reports filed under the Exchange Act.
The Company
We are a non-listed, perpetual life real estate investment trust (“REIT”). We elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2023, and we intend to continue to operate in such a manner. Our principal executive offices are located at 9 West 57th Street, 40th Floor, New York, New York 10019, and the telephone number of our principal executive offices is 212-790-0000.
Sculptor
Founded in February 1994, Sculptor is a leading alternative asset manager serving a diverse global investor base with investment solutions across core capabilities in multi-strategy, credit, and real estate. As of July 1, 2024, Sculptor manages approximately $31.8 billion of client assets and has a global presence with offices in New York, London, Hong Kong, and Shanghai.
Founded in 2003, Sculptor Real Estate has raised $8.3 billion investor capital as of July 1, 2024. As of June 30, 2024, Sculptor Real Estate has completed over 200 transactions across 30 diverse real estate asset classes, representing over $23.5 billion of total enterprise value. Sculptor Real Estate seeks to invest in value-based real estate and real estate related securities throughout the capital structure and has significant experience investing both in the U.S. and internationally, across traditional and non-traditional asset classes and along the debt and equity spectrum.
On July 23, 2023, Sculptor and Rithm Capital Corp. (“Rithm”) entered into a definitive agreement under which Rithm would acquire Sculptor. On November 17, 2023, Sculptor and Rithm completed the transactions contemplated by the definitive agreement, as amended, and as a result Sculptor became a wholly owned subsidiary of Rithm. Founded in 2013, Rithm is a New York based diversified manager of assets and investments with leading origination and servicing capabilities focused on the real estate and financial services sectors.
Rithm has publicly stated that Sculptor’s investment and leadership teams will continue in their roles and it anticipates continuing to operate Sculptor’s business consistent with past practice. We intend to continue to operate as a NAV-based perpetual life REIT externally advised by Sculptor Advisors LLC and primarily focused on investing in stabilized income-generating commercial real estate across a variety of both traditional and non-traditional sectors in the United States and Europe.

Pursuant to the advisory agreement between us and our Adviser (the “Advisory Agreement”), our Adviser has contractual and fiduciary responsibilities to us and our stockholders and is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. Our Adviser will also oversee our other service providers. See Item 7, “Certain Relationships and Related Transactions, and Director Independence—The Advisory Agreement.”
Potential Competitive Strengths
We believe our potential competitive strengths are Sculptor Real Estate’s broad and deep relationship network, extensive skills and industry experience, proven deal-sourcing capabilities across a wide variety of real estate related asset classes and operating businesses and team continuity since the inception of our business.
Breadth of Experience. Throughout Sculptor Real Estate’s history, it has invested in 30 different real estate asset classes and has shifted its focus between traditional and non-traditional asset classes based on where it has found the most compelling opportunities at different points in time. It was this strategy that led Sculptor Real Estate to generate above-market returns during the Global Financial Crisis by finding compelling investments in less correlated, non-traditional real estate asset classes, such as cellular towers and Native American gaming. Similarly, after a rebound in market conditions following the Global Financial Crisis, this same strategy led Sculptor Real Estate to target less correlated, real estate related asset classes, such as drive-to ski, golf and marinas.
Discipline. Sculptor Real Estate invests in a disciplined manner, focusing only on high-conviction opportunities and avoiding momentum-driven strategies. This discipline was evident in both the run-up to the Global Financial Crisis as well as the similarly euphoric investment environment preceding the COVID-19 pandemic, as Sculptor Real Estate invested patiently and defensively during both periods, focusing largely on lowly levered, less correlated non-traditional asset classes. Given this discipline, following the onset of the respective crises, Sculptor Real Estate had significant remaining capital available in its then-active funds to pursue the more compelling distressed opportunities that became available at a time when many other market participants were primarily focused on addressing legacy issues within their portfolios.
Extensive Network. Sculptor Real Estate has a diverse network of strategic partners, including advisors, directors, operators, consultants and capital providers, across each of the real estate related asset classes in which it has invested, and is constantly exploring new sectors.
Operational Expertise. Since inception, Sculptor Real Estate has focused on certain investment strategies that leverage Sculptor Real Estate’s operational expertise, which has allowed Sculptor Real Estate to differentiate itself from other capital providers and to secure proprietary deal flow. Historically, this has included a wide range of investment strategies, including homebuilding, cell towers, cold storage, logistics, senior care, Native American casinos, distributed gaming, stadium and exhibition, outdoor leisure and various others. We expect to benefit from the continued application of, and differentiation provided by, the operating expertise that the Sculptor Real Estate platform has developed.
Team Continuity. The senior members of Sculptor Real Estate’s team have been working together since Sculptor Real Estate’s first fund, which launched in 2005, enhancing consistency in sourcing, underwriting, structuring, diligence and, most importantly, returns. Sculptor Real Estate has historically been able to attract and retain top talent by providing exceptional development opportunities by allowing team members to take responsibility over certain asset classes or product types. The historic increase in the size of Sculptor Real Estate’s funds has been driven by the growth of its team and its capabilities, not vice versa.
Sculptor Platform. We will seek to leverage the full breadth of Sculptor’s investment platform, which we believe will provide a competitive advantage over other managers that do not enjoy similar benefits from having a deep relationship with a diverse global asset management platform. Sculptor’s 100+ investment professionals and their comprehensive network of business contacts with leading financial institutions and major multinational corporations have proven valuable in sourcing, evaluating and managing investments throughout its history. Moreover, Sculptor has been able to quickly identify and capitalize on differentiated investment trends and opportunities across multiple sectors on account of its extensive capital markets presence; knowledge-sharing and collaboration of credit, private investment, public markets and real estate investment disciplines; risk management abilities; public company infrastructure and controls; and Sculptor’s “One Firm” culture.

Investment Objectives
Our investment objectives are to invest in assets that will enable us to:
•	provide attractive current income in the form of regular, stable cash distributions;
•	preserve and protect invested capital;
•	realize appreciation in NAV from proactive investment management and asset management; and
•
provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than listed public real estate companies.

We cannot assure investors that we will achieve our investment objectives. In particular, we note that the NAV of non-traded REITs may be subject to volatility related to the values of their underlying assets.
Investment Strategy
Through its affiliation with Sculptor Real Estate, our Adviser will acquire, manage and sell properties in our portfolio on our behalf, subject to the supervision and oversight of our board of directors. Founded in 2003, Sculptor Real Estate has raised $8.2 billion in investor capital as of July 1, 2024. As of June 30, 2024, Sculptor Real Estate has completed over 200 transactions across 30 diverse real estate asset classes, representing over $23.5 billion of total enterprise value.
Our investment strategy is to invest in income-oriented commercial real estate across a variety of both traditional and non-traditional sectors in the United States and Europe. We expect to invest primarily in equity interests, but also anticipate investing in debt and hybrid investment structures. To a lesser extent, we also plan to invest in real estate related securities to provide a source of liquidity for our share repurchase plan, cash management and other purposes.
Our investment strategy is expected to capitalize on Sculptor Real Estate’s experience investing across 30 different real estate related asset classes to identify and acquire our target investments at attractive pricing. These asset classes may include traditional sectors (office, hotel, industrial, multifamily and retail) as well as non-traditional real estate related asset classes, including, without limitation, cellular towers, gaming, healthcare, leisure-related sectors, student housing, senior housing, and manufactured housing.
We believe that our real estate related securities will help maintain sufficient liquidity to satisfy monthly repurchase requests under our share repurchase plan and manage cash before investing subscription proceeds into properties while also seeking attractive investment returns. Our real estate related securities strategy is designed to generate current income. We expect to work with other groups within the Sculptor organization, including the Equities, Corporate Credit, and Structured Credit groups, to assist in this portion of the portfolio.
We believe that our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in a more active and flexible manner.
Subject to limitations in our corporate governance guidelines, we may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Adviser, including present and future real estate limited partnerships and REITs sponsored by affiliates of our Adviser. We also may acquire interests in or securities issued by these joint ventures, tenant-in-common investments or other joint venture arrangements or other Sculptor-sponsored programs.
Investment Guidelines and Portfolio Allocation
Our board of directors, including our independent directors, will review our investment portfolio not less than quarterly. In addition, our board of directors has adopted investment guidelines which set forth, among other things, guidelines for investing in our targeted property types and certain investment policies restricting certain types of investments, which we describe in more detail below. Under our corporate governance guidelines, our board of directors, including our independent directors, will review the investment guidelines on an annual basis or more frequently as it deems appropriate. Changes to our investment guidelines must be approved by our board of directors, including a majority of our independent directors. Our board of directors may revise our investment guidelines without the concurrence of our stockholders.
Our investment guidelines delegate to our Adviser authority to execute acquisitions and dispositions of investments in real estate and real estate related securities, in each case so long as such acquisitions and dispositions are consistent with our investment guidelines and our corporate governance guidelines. Our board of directors will at all times have oversight over our investments and may change from time to time the scope of authority delegated to our Adviser with respect to acquisition and disposition transactions. In addition, under our investment guidelines our board of directors is required to approve any acquisition of a single property or portfolio of properties with a purchase price exceeding 10% of our most recent month-end total asset value (as measured under generally accepted accounting principles) plus the net proceeds expected in good faith to be raised in our private offering over the next 12 months.
We will seek to invest:
•	at least 80% of our assets in private real estate equity and debt investments; and
•	up to 20% of our assets in liquid real estate equity and debt securities.
Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the levels provided above due to factors such as a large inflow of capital over a short period of time, our Adviser’s assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be treated as a REIT for U.S. federal income tax purposes. Certain investments, such as preferred equity investments, could be characterized as either real estate or real estate debt depending on the terms and characteristics of such investments.
Identification of Potential Investments and Property Acquisition Strategy
Our Adviser will have the authority to implement our investment strategy, subject to the oversight of our board of directors.
Sculptor Real Estate believes that the combination of its long-tenured team, its deep experience investing across a wide variety of both traditional and non-traditional real estate related asset classes, and its integration with the broader Sculptor organization uniquely position it to find compelling investment opportunities across real estate cycles. Specifically, given Sculptor Real Estate’s expertise in certain more operationally intensive real estate related asset classes, it has developed a reputation as a “go-to” capital provider for both non-traditional real estate and more complex situations. This dynamic has manifested itself both during times when capital markets have been frothy, when Sculptor Real Estate has been able to identify compelling opportunities in sectors that were not experiencing the same level of overheating as more traditional real estate asset classes, as well as during times of broader market dislocation, when Sculptor Real Estate was able to benefit from a dearth of competing capital providers in less traditional asset classes to source attractive investments.
Further, Sculptor Real Estate’s Executive Managing Directors have an average tenure of 18 years at Sculptor during which they have developed deep relationships across sectors and geographies with various types of counterparties who provide access to investment opportunities, including operating partners, developers, debt and equity brokers, investment bankers, borrowers and other commercial real estate owners and operators.
Finally, Sculptor Real Estate benefits from the relationships and expertise of the broader Sculptor organization, which it has utilized to assist in sourcing, underwriting, performing due diligence and financing a range of transactions since its inception in 2003.
Due Diligence
The Sculptor Real Estate personnel who perform investment management services for us pursuant to the Advisory Agreement will conduct due diligence on each property that our Adviser proposes to purchase on our behalf, including these four primary types:
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Financial Due Diligence. A preliminary review of each opportunity is conducted in order to screen the attractiveness of each transaction. The preliminary review is followed by an initial financial projection based on macro- and micro-economic analyses. Projection assumptions generally are developed from analysis of historical operating performance, discussions with local real estate contacts or sector experts and a review of published sources and data from Sculptor’s other portfolios. If our Adviser deems appropriate, further due diligence will be conducted, as described below, to confirm the initial financial review. Our Adviser will forecast expected cash flows and analyze various scenarios and exit strategies utilizing its proprietary models and the financial information received. We believe that our Adviser’s approach to the analysis of potential investment opportunities will provide us with a competitive advantage.

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Books and Records. Third-party accounting consultants will be used as necessary to review relevant books and records (for example, comparing rent rolls to leases for office buildings), confirm cash flow information provided by the seller and conduct other similar types of analysis.

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Physical Due Diligence. This primarily will involve an analysis of environmental and engineering matters by third-party consultants. Conclusions will be incorporated from environmental/engineering reports into the financial projection analysis. Additionally, our Adviser will investigate each potential investment and comparable properties to assess relative market position, functionality and obsolescence.

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Legal and Tax Due Diligence. Our Adviser will work closely with outside counsel to review, diligence and negotiate applicable legal and property specific documents pertaining to an investment (e.g., joint venture agreements, loan documents, leases, management agreements, purchase contracts, etc.). Additionally, our Adviser will work with internal and external tax advisors to structure investments in an efficient manner.

Our Investments
Our property investments will consist primarily of stabilized, income-generating commercial real estate focused on a range of asset types. These may include multifamily, industrial, net lease, retail and office assets, as well as others, including, without limitation, healthcare, student housing, senior living, lodging, data centers, manufactured housing and self-storage properties.
On January 4, 2023, we acquired a 62% controlling indirect interest in CapGrow Holdings JV, LLC (“CapGrow”) at a total enterprise value of approximately $455 million. Debt of approximately $221 million was assumed in the transaction which resulted in an approximate cash outlay of $141 million by SDREIT to acquire this interest. Our purchase of CapGrow was effected through our acquisition of a 67% managing-member interest in CapGrow Holdings Member LLC (“CapGrow Managing Member”), which at the time of acquisition had a 92% managing-member interest in CapGrow, which indirectly owns 100% of the real estate portfolio used in the CapGrow business (the “Initial Sale”). This interest was acquired from Sculptor RE Holdings XVII LLC (“Seller”), which is an affiliate of our Adviser and which retained a 33% interest in CapGrow Managing Member effective at the date of the Initial Sale through July 5, 2023, the date the first purchase option was exercised by us, as described further below.
We have the right to buy the remaining interests in CapGrow Managing Member from Seller by January 3, 2025 at a price (i) for the first 12 months following the Initial Sale, that is based on a 6.5% capitalization rate on net operating income excluding corporate general and administrative expenses (“pre-corporate G&A NOI”) calculated at the time of the subsequent purchase; and (ii) for the second year following the Initial Sale, that is equal to a 6.0% capitalization rate on pre-corporate G&A NOI calculated at the time of purchase. As the managing member of CapGrow Managing Member, we have near absolute control over CapGrow, including the ability at all times on or after the Initial Sale to force a sale of CapGrow Managing Member or its interest in CapGrow or 100% of CapGrow itself. However, if we have not exercised our option to acquire the full 100% ownership interest in CapGrow Managing Member within 24 months of the Initial Sale (i.e., by January 3, 2025), then Seller can also force a sale of CapGrow Managing Member or its interest in CapGrow or 100% of CapGrow.
Our purchase of an indirect interest in CapGrow occurred prior to the date on which our board was expanded to include independent directors. Entering into transactions with related parties increases the risk of transacting on terms that are less favorable to us than those that would be available from a third party. That risk is heightened when the transaction occurs without the consideration of independent directors. However, the purchase price was supported by two third-party bids (one from March 2022 and the other from July 2022) and by a valuation report by a third-party valuation firm engaged on behalf of Seller. Additionally, the purchase was approved by The State of Oregon, by and through the Oregon Investment Council on Behalf of the Oregon Public Employees Retirement Fund (“Founding Investor”), and Sculptor Capital LP, which were our sole stockholders at the time of the acquisition. The transaction was also recommended by our external adviser after completing its internal procedures with respect to related-party transactions, including the approval of its conflicts committee.
On June 21, 2023, our affiliate transaction committee approved the Company’s purchase of additional ownership interests in one or more transactions (no more than once monthly) until January 3, 2024 in CapGrow Managing Member from Seller on the previously negotiated terms as fair and reasonable to the Company. On July 5, 2023, the Company acquired additional indirect equity interests in CapGrow for $18 million, thereby increasing its indirect controlling interests in CapGrow to 69.22%. Consistent with our corporate governance guidelines, the affiliate transaction committee determined that although the price to the Company is in excess of the cost of the asset to Seller, substantial justification exists for such excess and such excess is reasonable because (1) the Seller had owned its interest in CapGrow since February 27, 2015 and the CapGrow business and real estate assets had increased in value during the Seller’s ownership period (as supported by the third-party bids, valuation report and the Founding Investor approval referenced above), (2) our shareholders have benefited from the returns from our investment in CapGrow to date and (3) we run the risk of a forced sale of our interest in CapGrow if we do not acquire all of the remaining interests in CapGrow Managing Member by January 3, 2025 (as described above), which sale could be on terms that we view as unattractive.
On October 2, 2023, the Company, with the previous approval of our affiliate transaction committee, acquired additional indirect equity interests in CapGrow for $25 million, thereby increasing its indirect controlling interests in CapGrow to 79.64%. As of June 30, 2024, the Company owns a 79.93% indirect controlling interests in CapGrow.
As of June 30, 2024, CapGrow owns a portfolio of 1,059 primarily single-family homes leased to and operated by care providers that serve individuals with intellectual and developmental disabilities. The homes in the CapGrow portfolio are leased to 40 different care providers in 39 states, providing housing for over 4,000 adults as of June 30, 2024. The leases are on a triple-net or modified triple-net basis, meaning that the lessee is generally responsible for property taxes, property insurance and maintenance in addition to rent and utilities. Typical lease terms are between five and ten years. CapGrow’s leases also provide that all care-related liability is to be borne by the care provider/lessee. The care providers/lessees typically receive funding from Medicaid.
While CapGrow currently leases properties to 40 different care providers, there are four that each represent more than 5% of CapGrow’s annual rent, and collectively, the leases on the properties with these tenants contribute over 70% of the Company’s annual rental income for the six months ended June 30, 2024. National Mentor Holdings, Inc., a Delaware corporation doing business as “Sevita,” is the largest home-based care provider serving individuals with intellectual and developmental disabilities in the country. There are 44 separate subsidiaries of Sevita that have leased 511 of CapGrow’s properties and there are no cross-default provisions among these leases. Such leases in aggregate represent approximately 49% of the Company’s rental income for the six months ended June 30, 2024, and 48% of the Company's total assets as of June 30, 2024. Although Sevita is not a party to these leases, Sevita has entered into separate guarantees with respect to leases by its subsidiaries for 421 of CapGrow’s properties, which represents approximately 41% of the Company’s rental income for the six months ended June 30, 2024, and 38% of the Company’s total assets as of June 30, 2024. Accordingly, Sevita has guaranteed a significant concentration of our revenue. Sufficiently adverse developments with respect to the business of such subsidiaries and/or Sevita that result in them not being able to honor their lease obligations or that result in Sevita not being able to honor its many separate guarantees would likely have a greater adverse impact on our results of operation and financial condition than would otherwise be the case without this concentration risk. Sevita’s audited financial statements for its fiscal years ended September 30, 2023 and 2022 are available at Exhibit 99.1 to this registration statement. We rely on certain third parties (including Sevita) to provide us with financial statements and other financial information necessary for our financial reporting and compliance obligations. There is a risk that we may not receive such financial information from these third parties in a timely manner, or at all, in the next fiscal year. Any failure by these third parties to provide required financial information could delay our ability to meet our financial reporting obligations, hinder our decision-making processes, and impair our ability to provide accurate and timely disclosures to our investors. In such circumstances, we may also be unable to accurately assess our financial position or results of operations, which could result in negative consequences for our business, including potential regulatory actions or harm to our reputation.
Generally, there are individual leases on each owned property, so the risk of an individual lease expiring or otherwise being terminated would not have a significant impact on CapGrow’s business or the overall revenues earned by the Company. Additionally, CapGrow has experienced a very strong lease renewal rate with its tenants renewing 83% of expiring leases cumulatively from 2012 through June 2024. When assessing the financial position of a tenant, the Company is focused on the ability of the tenant to make rental payments underlying the lease. For existing tenants, this includes their track record of making timely payments, their source of funding (e.g., Medicaid), and to a lesser extent, information that can be gleaned from a review of their financial statements. Much of the tenant credit risk is mitigated since the payor stream is principally derived through Medicaid waivers. We believe that Medicaid’s involvement in the payor stream has contributed to a long-term and consistent collection record of rent payments, with CapGrow experiencing no defaults by any of our four largest tenants. Moreover, even if a default occurred, CapGrow’s experience suggests that states would generally find a new provider for those in our homes rather than displace the residents.

Under our supervision, Mr. Matthew Pettinelli, the founder and Chief Executive Officer of CapGrow, manages the day-to-day business and affairs of CapGrow and, through his wholly owned affiliate, Attollo Venture LLC (“Attollo”), retains an 8% indirect interest in CapGrow as of June 30, 2024. A CapGrow subsidiary employs eleven people (including Mr. Pettinelli) to run the business.
Attollo receives a promote on distributions of CapGrow equal to (i) 12% after CapGrow Managing Member has received an internal rate of return of 10% and (ii) 20% after CapGrow Managing Member has received an internal rate of return of 15%. Every five years (unless deferred at Atollos’ election), the promote is calculated based on CapGrow’s total enterprise value and paid in the form of equity in CapGrow. We may issue our Class I shares or other equity to certain other members of CapGrow management in order to reward strong performance.
In order to retain its promote, Attollo is generally obligated to maintain at least a $5 million equity stake in CapGrow, which requirement stays in place even in the event of a sale of CapGrow through any of the purchase options described above. Starting January 4, 2026, Attollo may redeem a portion of its CapGrow equity for units in our Operating Partnership, which units may be converted into our Class I shares and participate in our share repurchase plan.
As of June 30, 2024, CapGrow has approximately $224 million of debt primarily across 12 existing loan facilities and a revolving credit facility, representing a 47% loan-to-total-equity-value ratio based on the gross asset value of the CapGrow portfolio. As of June 30, 2024, over 90% of CapGrow’s debt is fixed-rate with a weighted-average maturity date of December 2030 and a weighted-average interest rate of 4.51%.
On October 27, 2023, the Company, together with a third party joint venture partner (such joint venture, the “Denton JV”), closed on the acquisition of University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas. As of June 30, 2024, the Company owns a 90% equity interest in the Denton JV.
On February 23, 2024, CapGrow, CapGrow’s founder and CapGrow Neptune Investor LLC (“Neptune Investor ”), an affiliate of Sculptor, entered into a joint venture arrangement (the “Neptune JV”).
Pursuant to the terms of the Neptune JV limited liability company agreement (the “Neptune JV Agreement”), CapGrow and CapGrow’s founder each contributed approximately $1.9 million for a 5% membership interest and Neptune Investor contributed approximately $34.2 million for a 90% membership interest. On February 23, 2024, the Neptune JV acquired a portfolio of 33 homes predominately located in California in a sale-leaseback transaction for an approximate purchase price of $102.0 million, including closing costs. The acquisition was financed partly in cash and net proceeds from a $66.0 million, 5-year fixed rate mortgage loan. Pursuant to the terms of the Neptune JV Agreement, CapGrow has the right to receive an additional profit interest based on meeting certain internal rate of return hurdles and reimbursement of certain overhead costs. Neptune Investor holds the controlling interests in Neptune JV and as such, the Company accounts for this investment as an unconsolidated joint venture and reports under the equity method of accounting.
In accordance with the Company’s corporate governance guidelines, our affiliate transaction committee reviewed and approved the Neptune Transaction as fair and reasonable to the Company.
Self-Imposed Investment Limitations
Our corporate governance guidelines place numerous limitations on us with respect to the manner in which we may invest our funds:
•
We will not make investments in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property in excess of 10% of our total assets. Unimproved real property means a property in which we have an equity interest that was not acquired for the purpose of producing rental or other income, that has no development or construction in process and for which no development or construction is planned, in good faith, to commence within one year;

•
We will not invest in commodities or commodity futures contracts (which term does not include derivatives related to non-commodity investments, including futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets, mortgages and real estate related securities);

•	We will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•
Without the approval of a majority of our directors (including a majority of independent directors) not otherwise interested in the transaction, we will not make or invest in mortgage loans that are subordinate to any lien or other indebtedness or equity interest of any of our directors, our sponsor, our Adviser or their affiliates;

•
We will not issue (1) equity securities redeemable solely at the option of the holder (except that stockholders may offer their shares of our common stock to us pursuant to our share repurchase plan), (2) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is anticipated to be sufficient to properly service that higher level of debt, (3) equity securities on a deferred payment basis or under similar arrangements or (4) options or warrants to the directors, our sponsor, our Adviser, or any of their affiliates, except on the terms approved by a majority of the independent directors. Options or warrants may be issued to persons other than the directors, our sponsor, our Adviser, or any of their affiliates, but not at exercise prices less than the fair value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of the independent directors has a fair value less than the value of the option or warrant on the date of grant;

•	We will not engage in the business of underwriting or the agency distribution of securities issued by other persons;
•
We will not acquire interests or equity securities in any entity holding investments or engaging in activities prohibited by our corporate governance guidelines except for investments in which we hold a non-controlling interest or investments in any entity having securities listed on a national securities exchange or included for quotation on an interdealer quotation system; and

•
We will not engage in any purchase, sale, lease, loan or other transaction involving us and one or more of Sculptor, our Adviser, our directors or any of their affiliates without the approval of a majority of disinterested directors.

In addition, our corporate governance guidelines include other investment limitations in connection with transactions with affiliated entities or persons. See Item 7, “Certain Relationships and Related Transactions, and Director Independence—Certain Conflict Resolution Measures.” Our corporate governance guidelines also include restrictions on roll-up transactions, which are described under Item 11, “Description of Registrant’s Securities to be Registered—Restrictions on Roll-Up Transactions.” Our corporate governance guidelines can be amended by our board of directors with the approval of a majority of our independent directors.
Leverage
Our target leverage ratio after our ramp-up period is approximately 55% of our gross real estate assets (measured using the greater of fair market value and purchase price, including equity in our securities portfolio), inclusive of property-level and entity-level debt and cash, but excluding debt on our securities portfolio. There is, however, no limit on the amount we may borrow with respect to any individual property or portfolio.
We have also placed limits in our corporate governance guidelines prohibiting us from borrowing more than 300% of our net assets, which approximates borrowing 75% of the cost of our investments. We may exceed this limit if a majority of our independent directors approves each borrowing in excess of the limit.
Financing a portion of the purchase price of our assets will allow us to broaden our portfolio by increasing the funds available for investment. Financing a portion of the purchase price is not free from risk, however. Using debt requires us to pay interest and principal, referred to as “debt service,” all of which decrease the amount of cash available for distribution to our stockholders or other purposes. We may also be unable to refinance the debt at maturity on favorable or equivalent terms, if at all, exposing us to the potential risk of loss with respect to assets pledged as collateral for loans. Certain of our debt may be floating rate and the effective interest rates on such debt will increase when the relevant interest benchmark (e.g., SOFR) increases.
Allocation of Investment Opportunities
We rely on our Adviser to present investment opportunities to us. Our Adviser and its affiliates also manage other programs that invest in real estate and real estate related securities. Our Adviser is not contractually obligated to present any particular opportunities to us before presenting them to other programs and managed accounts it advises.

On the other hand, affiliates of our Adviser are contractually obligated to present certain opportunities to other managed programs or accounts before they are presented to us, and our Adviser or its affiliates may enter into similar arrangements with other programs it manages in the future. As a result, we will not participate in every investment opportunity that falls within our investment objectives.
With respect to other investment funds, programs, REITs, entities and separate accounts formed, advised or managed by Sculptor (collectively, “Other Sculptor Accounts”) with investment objectives or guidelines that overlap with ours but that do not have priority over us, investment opportunities are allocated among us and one or more Other Sculptor Accounts in accordance with Sculptor’s policies and procedures on a basis that our Adviser and its affiliates believe to be fair and equitable over time in their sole discretion, which may be subject to one or more of the following considerations: (i) any applicable investment objectives or focus of ours and such Other Sculptor Accounts (which, for us, includes our primary objective of providing attractive current income in the form of regular, stable cash distributions), (ii) any investment limitations, parameters or contractual provisions of ours and such Other Sculptor Accounts, (iii) the sector, geography/location, expected return profile, expected distribution rates, anticipated cash flows, expected stability or volatility of cash flows, leverage profile, risk profile and other features of the applicable investment opportunity and its impact on portfolio concentration and diversification, (iv) maintaining structuring and financing flexibility, (v) legal, tax, accounting and regulatory considerations, (vi) any other requirements or considerations set forth in the governing documents of any Other Sculptor Account and (vii) other considerations deemed relevant by our Adviser and its affiliates (including, without limitation, maintaining our qualification as a REIT and our ability to avoid registration as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”)).
Despite these conflicts and priority arrangements, we generally expect our Adviser to offer real estate investment opportunities to Other Sculptor Accounts when those opportunities involve either debt or equity investments that (i) have an opportunistic or value-add risk profile (e.g., may involve acquiring, developing or lending on vacant or partially vacant properties or repositioning assets in whole or in part from one use to another) or (ii) have a shorter-term investment horizon consistent with the finite-life nature of the other real estate programs managed by our Adviser. On the other hand, subject to our Adviser’s contractual obligations and other investment considerations set forth above, we generally expect our Adviser to offer us the opportunity to invest in “stabilized” assets with a longer-term holding period consistent with our program’s perpetual life. However, there will likely be exceptions to these general expectations, and Other Sculptor Accounts may be offered “stabilized” and longer-term investments before we are.
Our Adviser could also consider other factors when making allocation decisions among programs, such as a program’s portfolio composition, objectives, guidelines, restrictions (including those imposed by law or regulation), strategy, capacity and liquidity. Our Adviser has adopted investment allocation policies and procedures in order to guide its allocation decisions. These policies and procedures may be amended without our input and without notice to us.
Joint Ventures
We may acquire properties through one or more joint ventures with affiliates of our Adviser or with non-affiliated third parties. Under our corporate governance guidelines, any joint venture with an affiliate of our Adviser must be approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as being fair and reasonable to us. In many cases, we may not control the management of joint ventures in which we invest, but we may have the right to approve major decisions of the joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially require us to register as an investment company under the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Sculptor Accounts, including ones with similar investment objectives and strategies as us.
Ownership Structure
We intend to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2023. In general, a REIT is a company that:
•	combines the capital of many investors to acquire or provide financing for real estate assets;
•	offers the benefits of a real estate portfolio under professional management;

•
satisfies the various requirements of the Internal Revenue Code of 1986, as amended (the “Code”), including a requirement to distribute to stockholders at least 90% of its REIT taxable income each year; and

•
is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its stockholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a “C” corporation.

A non-listed REIT is a REIT whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life REIT” to describe an investment vehicle of indefinite duration, whose shares of common stock are intended to be sold by the REIT monthly on a continuous basis at a price generally equal to the prior month’s NAV per share. In our perpetual-life structure, the investor may request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. Although we may consider a liquidity event at any time in the future, we are not obligated by our charter or otherwise to effect a liquidity event at any time.
We plan to own all or substantially all of our assets through the Operating Partnership. We are the sole general partner of the Operating Partnership. Sculptor Diversified REIT Special Limited Partner LP (the “Special Limited Partner”), a Delaware limited partnership and an affiliate of Sculptor, owns a special limited partner interest in the Operating Partnership. The use of our Operating Partnership to hold all of our assets is referred to as an Umbrella Partnership Real Estate Investment Trust (“UPREIT”). Using an UPREIT structure may give us an advantage in acquiring properties from persons who want to defer recognizing gain for U.S. federal income tax purposes.

The following chart shows our current ownership structure and our relationships with Sculptor Capital Management, Inc. (which acts as our sponsor), Sculptor Advisors LLC (which acts as our Adviser) and the Special Limited Partner.

[1]
As of the date of this filing, 60% of these shares are owned by Founding Investor. Except for 9.9% of Founding Investor’s shares and as otherwise described under “—Founding Investor’s Investment in the Company” below, Founding Investor has agreed to vote its shares in a “neutral” manner for a period of time.

[2]
As of the date of the filing, as a result of Sculptor Diversified REIT Operating Partnership LP’s 86% interest in CapGrow Holdings Member LLC’s 93% interest in CapGrow Holdings JV LLC, Sculptor Diversified REIT Operating Partnership LP effectively owns 80% of CapGrow Holdings JV LLC.

The Board of Directors
We operate under the direction of our board of directors. We currently have seven directors, four of whom are independent of us, our Adviser, Sculptor and its affiliates. Our independent directors are responsible for reviewing the performance of our Adviser and approving the compensation paid to our Adviser and its affiliates. Our directors are elected annually by our stockholders. The names and biographical information of our directors are provided under Item 5, “Directors and Executive Officers.”

Fees Paid to the Adviser and its Affiliates
We pay our Adviser and its affiliates the fees and expense reimbursements described below in connection with performing services for us. In addition, income of the Operating Partnership is allocated to the Special Limited Partner for its performance participation interest.

Type of Compensation and Recipient	Determination of Amount
Organization and Offering Expense Reimbursement—Our Adviser
Through March 2024, our Adviser advanced all expenses on our behalf in connection with our formation and the raising (or attempted raise) of equity capital, but excluding upfront selling commissions and distribution fees. The costs of an audit of our financial statements for the year ended December 31, 2022 are considered an organization expense for this purpose as are all costs associated with raising $150 million in December of 2022 and the costs associated with our efforts to register a public offering with the SEC and the states (including, without limitation, filing fees with the states and FINRA and related legal fees), which efforts were not pursued after we decided to conduct our offering privately. We will reimburse our Adviser for all such advanced expenses ratably over the 60 months following March 2024 except our Adviser has indicated that it does not intend to seek reimbursement for certain costs associated with our pursuit of a public offering, such as state and FINRA filing fees. The reimbursement of such expenses is allocated pro rata on a class-specific basis except that we have capped the amount of such expenses to be borne by Class F and Class FF shares. See Item 11, “Description of Registrant’s Securities to be Registered—Common Stock—Class F and Class FF Shares.”

Commencing April 2024, we began reimbursing our Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred.

During the six months ended June 30, 2024, the Company incurred additional organization and offering costs of $0.2 million. As of June 30, 2024, the Company owed the Adviser organization and offering costs of $3.3 million.

Acquisition Expense Reimbursement—Our Adviser
We do not intend to pay our Adviser any acquisition, financing (except interest payments to the lender in cases where the lender is an affiliate of our Adviser) or other similar fees in connection with making investments. We will, however, reimburse our Adviser for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate related securities, whether or not such investments are acquired, and make payments to third parties in connection with making investments.

Management Fee and Expense Reimbursements—Our Adviser
We pay our Adviser an annual management fee (payable monthly in arrears) of 0.50% of aggregate NAV represented by the Company’s Class F and Class FF shares, 0.75% of aggregate NAV of our Class A and Class AA shares and 1.25% of aggregate NAV of our other share classes (to the extent outstanding). Additionally, to the extent that our Operating Partnership issues Operating Partnership units to parties other than us, our Operating Partnership will pay our Adviser a management fee equal to 1.25% of the aggregate NAV of the Operating Partnership attributable to such Operating Partnership units not held by us per annum payable monthly in arrears. No management fee will be paid with respect to Class E shares or Class E units of our Operating Partnership.

Type of Compensation and Recipient	Determination of Amount

The management fee may be paid, at our Adviser’s election, in cash, Class E shares or Class E units of our Operating Partnership. If our Adviser elects to receive any portion of its management fee in our Class E shares or Class E units of our Operating Partnership, we may be obligated to repurchase such Class E shares or Class E units from our Adviser at a later date. Such repurchases will be outside our share repurchase plan and thus will not be subject to the plan’s repurchase limits or Early Repurchase Deduction.

Any Class E shares paid as a management fee (or received upon conversion of Class E units paid as a management fee) will have registration rights if our shares are listed on a national securities exchange.

During the six months ended June 30, 2024, the Company incurred management fees of $0.6 million. As of June 30, 2024, the management fee due to the Adviser was $0.2 million.

In addition to the organization and offering expense and acquisition expense reimbursements described above, we will reimburse our Adviser for out-of-pocket costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, (i) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, and (ii) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person. See Item 7, “Certain Relationships and Related Transactions, and Director Independence—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”

As of June 30, 2024, the Company owed the Adviser $0.8 million for expenses paid on our behalf.

Performance Participation Allocation—The Special Limited Partner
So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner will hold a performance participation interest in the Operating Partnership, which has three components: a performance allocation with respect to the Class D units, Class I units and Class S units (the “Performance Allocation”); a performance allocation with respect to the Class A units and Class AA units (the “Class A Performance Allocation”); and a performance allocation with respect to the Class F units and Class FF units (the “Class F Performance Allocation”). The Performance Allocation entitles the Special Limited Partner to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up; the Class A Performance Allocation entitles the Special Limited Partner to receive an allocation equal to 10.0% of the Class A Total Return, subject to a 7% Class A Hurdle Amount and a High-Water Mark, with a 50% Catch-Up; and the Class F Performance Allocation entitles the Special Limited Partner to receive an allocation equal to 6.25% of the Class F Total Return, subject to a 7% Class F Hurdle Amount and a High-Water Mark, with a 50% Catch-Up (each term as defined under “Summary of our Operating Partnership Agreement—Special Limited Partner Interest”). Such allocations will be made annually and accrue monthly.

Type of Compensation and Recipient	Determination of Amount

The Special Limited Partner will also be allocated a performance participation with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.

Distributions on the performance participation interest may be payable in cash or Class E units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Class E units, the Special Limited Partner may request that we repurchase such units from the Special Limited Partner for cash or (at the Special Limited Partner’s election) Class E shares of our common stock. Such repurchases will be outside our share repurchase plan and thus will not be subject to the plan’s repurchase limits or Early Repurchase Deduction.

During the six months ended and as of June 30, 2024, the Company had not accrued a performance participation allocation. During the period from January 4, 2023 through December 31, 2023, performance participation allocation was $1.6 million.

For a detailed explanation of how the performance participation allocation is calculated, see Item 11, “Description of Registrant’s Securities to be Registered—Summary of Our Operating Partnership Agreement—Special Limited Partner Interest.”

In calculating the management fee, we use our NAV before giving effect to accruals for the management fee, performance participation allocation, distribution fees (if any), or distributions payable on our shares. In calculating distribution fees, we will use our NAV before giving effect to accruals for the distribution fee or distributions payable on our shares.
Under our Advisory Agreement and corporate governance guidelines, our Total Operating Expenses will be limited during any four fiscal quarters (following our first acquisition in January 2023) to the greater of (a) 2.0% of our Average Invested Assets or (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that a higher level of expenses is justified and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:
•
“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing, and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) interest payments, (iii) taxes, (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves, (v) incentive fees or performance allocations made in compliance with our corporate governance guidelines or made in accordance with terms previously approved by a majority of the directors (including a majority of the independent directors), (vi) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (vii) real estate commissions on the sale of property and (viii) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

•
“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.
•
“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

See Item 7, “Certain Relationships and Related Transactions—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”
Performance Participation Allocation Example
The following example illustrates how we would calculate our Special Limited Partner’s performance participation allocation at the end of the year based on the assumptions set forth in rows A through E of the table below. All amounts are with respect to the Class F and FF units outstanding at the end of the year. Other classes of units bear different hurdle rates and performance participation rates. Actual results may differ materially from the following example. Please refer to Note 9, “Related Party Transactions” to our consolidated financial statements for a discussion on the actual amounts recognized by the Company.

A.	Beginning NAV	$175,000,000
B.	Loss Carryforward Amount	—
C.	Net proceeds from new issuances	—
D.	Distributions paid (in twelve equal monthly installments)	$10,208,000
E.	Change in NAV required to meet 7% annualized internal rate of return(1)	$1,682,000
F.	Hurdle Amount(1) (D plus E)	$11,890,000
G.	Actual change in NAV	$15,000,000
H.	Annual Total Return prior to performance participation allocation (D plus G)	$25,208,000
I.	Excess Profits (H minus the sum of B and F)	$13,318,000
J.	Performance participation allocation is equal to 6.25% of annual Total Return (H) because the annual Total Return exceeds the Hurdle Rate (F) plus loss carryforward account balance (B) with enough Excess Profits (I) to achieve the full Catch-Up	$1,576,000

(1)
Amounts rounded to the nearest thousands. The Hurdle Amount for any period is that amount that results in a 7% annualized internal rate of return on the NAV of the units outstanding at the end of the period. An internal rate of return reflects the timing and amount of all distributions accrued or paid (without duplication) and any issuances or repurchases of such units during the period. Internal rate of return is a metric used in business and asset management to measure the profitability of an investment, and is calculated according to a standard formula that determines the total return provided by gains on an investment over time. We believe our fee structure described herein, including the requirement that a minimum internal rate of return be achieved before the Adviser is entitled to any performance allocation, aligns the interests of our stockholders with the Adviser.

Employees
Sculptor Diversified Real Estate Income Trust, Inc. is externally managed and currently has no employees, other than eleven employees of CapGrow Partners, LLC who operate the CapGrow business. Aside from the CapGrow employees, employees of our Adviser perform substantially all of the services related to our asset management, accounting, investor relations, and other administrative activities.
See Item 7, “Certain Relationships and Related Transactions, and Director Independence” for a summary of the fees paid to the Adviser and its affiliates during the six months ended June 30, 2023 and the period from February 11, 2022 (inception date) through December 31, 2022.
Governmental Regulations
As an owner of real estate, our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which include, among other things: (i) federal and state securities laws and regulations; (ii) federal, state and local tax laws and regulations, (iii) state and local laws relating to real property; and (iv) federal, state and local environmental laws, ordinances, and regulations.

Compliance with the federal, state and local laws described above has not had a material adverse effect on our business, assets, results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.
Investment Company Act Considerations
We intend to engage primarily in the business of investing in real estate and to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:
•	under Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•
under Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns, or proposes to acquire, “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” The term “investment securities” generally includes all securities except U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exemption from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real estate related securities directly, primarily by acquiring fee interests in real property. We may also invest in real property indirectly through investments in joint venture entities, including joint venture entities in which we do not own a controlling interest. We anticipate that most of our assets will be held in our wholly and majority-owned subsidiaries, each formed to hold a particular asset. A smaller portion of our assets are anticipated to be real estate debt.
We intend to conduct our operations so that we and most of our wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine compliance with this test. We expect that most, if not all, of our wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.
In addition, we believe that neither we nor any of our wholly or majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.
We will determine whether an entity is a majority-owned subsidiary of our Company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any entity as a majority-owned subsidiary, and neither has done so. If the SEC or its staff was to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any adjustment in our strategy could have a material adverse effect on us.
If we or any of our wholly or majority-owned subsidiaries would ever fall within one of the definitions of “investment company,” we intend to rely on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC staff has taken the position that this exemption, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of assets that we refer to as “real estate related assets” under the Investment Company Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets).
We will classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than 20 years ago. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we were required to re-classify our assets, we might not be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.
For purposes of determining whether we satisfy the 55%/25% test, based on the no-action letters issued by the SEC staff, we intend to classify our fee interests in real property, held by us directly or through our wholly owned subsidiaries or controlled subsidiaries as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have sufficient control over the joint venture; otherwise, they will be classified as real estate related assets. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Sculptor Accounts. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.
Qualifying for an exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit our and our subsidiaries’ ability to invest directly in CMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate, however, we and our subsidiaries may invest in such securities to a certain extent.
Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration.
A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exemption, we might be unable to sell assets we would otherwise want to sell and might need to sell assets we would otherwise wish to retain. In addition, we might have to acquire additional assets that we might not otherwise have acquired or might have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.
To the extent that the SEC or its staff provide more specific guidance regarding any of the matters bearing upon the definition of investment company and the exemptions to that definition, we may be required to adjust our strategy accordingly. On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exemption (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.
If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.
Emerging Growth Company
We will be and we will remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the date of an initial public offering pursuant to an effective registration statement under the Securities Act, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the date of our most recently completed second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company”, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We have elected to opt out of this transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of these standards is required for non-emerging growth companies. This election is irrevocable.
Environmental
As an owner of real estate, we are subject to various environmental laws of federal, state, and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties we currently own, or on properties that may be acquired in the future.
Competition
As we purchase properties to build our portfolio, we are in competition with other potential buyers for the same properties, which may result in an increase in the amount we must pay to acquire a property or may require us to locate another property that meets our investment criteria. Such other potential buyers may include other listed and non-listed REITs, real estate operating companies, pension funds, insurance companies, investment funds and companies, partnerships and developers. These potential buyers may have substantially greater financial resources and experience than we do. At the time we elect to dispose of our properties, we may be in competition with sellers of similar properties to locate suitable purchasers.
Industry Segments
Our current business consists of acquiring, managing, investing in and disposing of real estate assets. We currently operate in two segments: Residential (Business) and Student Housing. The first, Residential (Business), is associated with the CapGrow portfolio. The CapGrow portfolio engages in activities related to acquiring, renovating, developing, leasing and operating single-family homes as rental properties. The CapGrow portfolio is geographically dispersed, and management evaluates operating performance on a total portfolio basis. The aggregation of individual homes constitutes the total portfolio. Decisions regarding acquisitions and dispositions of homes are made at the individual home level with a focus on accretion in high-growth locations where there is greater scale and density.
The second reportable segment, Student Housing, is associated with the Denton JV. The Denton JV owns University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas. Decisions regarding the allocation of resources is made at the property level.
The Private Offering
In March 2023, we commenced an offering of Class F and Class FF shares of our common stock pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering is being made. Except for certain direct sales of Class F shares to institutional investors, Class F and FF shares of our common stock are now only available to investors who had invested in such class prior to January 1, 2024 and only in limited amounts through January 1, 2025. Commencing October 1, 2023, Class A, Class AA, Class D, Class I and Class S shares became available for issuance in the offering. All shares will be sold at the then-current transaction price for the applicable class of shares, which will generally be our prior month’s NAV per share for such class as of the last calendar day of such month, plus applicable upfront selling commissions. In cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share, including by updating a previously disclosed transaction price. See Item 9, “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters—Net Asset Value Calculation and Valuation Guidelines” for more information on the calculation of our NAV per share.
The share classes have different upfront selling commissions and different class-specific expenses, such as management fees, distribution fees, performance participation allocations and organization and offering expenses. See Item 11, “Description of Registrant’s Securities to be Registered—Common Stock” for more information on our share classes.
Founding Investor’s Investment in the Company
On December 22, 2022, we issued 15,000,000 Class F shares to Founding Investor at a purchase price of $10.00 per share, or $150,000,000 in the aggregate. Founding Investor may not seek the repurchase of its shares under the share repurchase plan before January 1, 2026 (except as noted below). In addition, Founding Investor has agreed to vote its shares in a “neutral” manner for a period of time except as noted below. “Neutral” voting means that Founding Investor will vote its shares in the same proportion as other stockholders. For example, if there are 100,000 shares of voting common stock cast by investors other than Founding Investor, and if those shares vote 50% FOR and 40% AGAINST with 10% abstaining on a proposal, then Founding Investor will vote its shares 50% FOR and 40% AGAINST the proposal, while abstaining with respect to 10% of its shares. There are exceptions to Founding Investor’s obligation to vote in a neutral manner, namely:
•	9.9% of Founding Investor’s shares are not subject to the neutral voting requirement.
•
There are no restrictions on Founding Investor’s ability to vote its shares on any proposal to amend our organizational documents if such amendment would adversely affect Founding Investor’s economic, governance, information or liquidity rights as a holder of Class F shares relative to the rights of holders of another class of shares.

•
There are no restrictions on Founding Investor’s ability to vote its shares on our dissolution pursuant to Section 11.10 of our charter, which provides for a possible stockholder vote with respect to dissolution if we have not raised $450 million in gross proceeds from the sale of capital stock before December 31, 2024.

•	Founding Investor will be free to vote all of its shares without restriction if:
○	We have not raised another $150 million (in addition to the $150 million raised from Founding Investor) in gross proceeds from the sale of capital stock by March 22, 2025 or
○	Founding Investor’s shares constitute 9.9% or less of our outstanding common stock.
If we were to sell Class F shares to another investor and were to offer such investor more favorable rights than those given to Founding Investor, we would be obligated to offer those same rights to Founding Investor. Based on certain representations made by Founding Investor, we granted Founding Investor an exemption from the ownership limits set forth in our charter.
Founding Investor’s ownership in our shares does not result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code. Founding Investor is a “qualified trust,” and no beneficiary holds an actuarial interest in Founding Investor in excess of 1%. Accordingly, for purposes of Section 856(h), Founding Investor is entitled to look-thru treatment, which means the stock held by Founding Investor is treated as held directly by its beneficiaries in proportion to their actuarial interests in Founding Investor and not treated as held by Founding Investor.
See Item 11, “Description of Registrant’s Securities to be Registered – Common Stock – Class F and Class FF Shares – Issuance of Class F Shares to Founding Investor.”
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan whereby stockholders will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. If stockholders participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that they own will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recently disclosed transaction price for such shares at the time of the record date of the distribution. Stockholders will not pay upfront selling commissions when purchasing shares under our distribution reinvestment plan, but distribution fees will apply depending upon the class of shares purchased. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us. See Item 11, “Description of Registrant’s Securities to be Registered—Distribution Reinvestment Plan” for more information regarding the reinvestment of distributions investors may receive from us.
Share Repurchase Plan
Stockholders may request on a monthly basis that we repurchase all or any portion of their shares pursuant to our share repurchase plan. However, we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, our ability to fulfill repurchase requests is subject to a number of limitations. As a result, share repurchases may not be available each month. Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last calendar day of that month (each such date, a “Repurchase Date”). Repurchases will be made at the transaction price in effect on the Repurchase Date, except that shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price (an “Early Repurchase Deduction”). The end of the one-year holding period will be measured as of the subscription closing date immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. The Early Repurchase Deduction may only be waived in the case of repurchase requests arising from the death or qualified disability of the holder and in other limited circumstances. To have their shares repurchased, a stockholder’s repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share repurchases will be made within three business days of the Repurchase Date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan. Investors may withdraw their repurchase requests by notifying the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.
The total amount of aggregate repurchases of shares of our common stock will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter (collectively referred to herein as the “2% and 5% limits”). In the event that we redeem some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis. Repurchases and pro rata treatment, if necessary, will first be applied within the class-specific allocated capacity and then applied on an aggregate basis to the extent there is remaining capacity. For purposes of calculating the 2% and 5% limits, the repurchase price will be deemed to be the price before any Early Repurchase Deduction. Certain non-U.S. investor access funds primarily created to hold shares of our common stock are expected to participate in the share repurchase plan on the same terms as other holders of common stock. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan program, as applicable.
Our approach to portfolio construction is to maintain a portfolio consisting predominantly of income-generating, stabilized real estate and to a lesser extent in real estate related securities, cash, cash equivalents and other short-term investments. Real estate and real estate debt investments cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition or settlement. Real estate related securities are designed as a feature of our investment program to provide current income and contribute to our overall net returns and, alongside our credit facilities, operating cash flow and offering proceeds, as an additional source of liquidity for our share repurchase plan, cash management and other purposes. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company, or should we otherwise determine that investing our liquid assets in real estate or other investments rather than repurchasing our shares is in the best interests of the Company, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase plan if it deems in its reasonable judgment such action to be in our best interest. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. See Item 11, “Description of Registrant’s Securities to be Registered—Share Repurchases—Repurchase Limitations.”

ITEM 1A.	RISK FACTORS.
The Registrant has omitted a discussion of risk factors because as a smaller reporting company, it is not required to provide such information.

ITEM 2.	FINANCIAL INFORMATION.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
References herein to “Sculptor Diversified Real Estate Income Trust,” “SDREIT,” the “Company,” “we,” “us,” or “our” refer to Sculptor Diversified Real Estate Income Trust, Inc., a Maryland corporation, and its subsidiaries including Sculptor Diversified REIT Operating Partnership LP, a Delaware limited partnership, which we refer to herein as the “Operating Partnership” unless the context specifically requires otherwise.
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement on Form 10. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed above in the section entitled “Cautionary Note Regarding Forward Looking Statements.”
Overview
The Company invests primarily in stabilized income-generating commercial real estate across a variety of both traditional and non-traditional sectors in the U.S. and Europe, and to a lesser extent, invests in real estate related securities. The Company is the sole general partner and a limited partner of the Operating Partnership, and we own substantially all of our assets through the Operating Partnership.
The Company was formed on February 11, 2022 (“Inception”) as a Maryland corporation and has operated and elected to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2023. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to shareholders and maintain our qualification as a REIT.
The Company and the Operating Partnership are externally managed by our adviser, Sculptor Advisors LLC (in its capacity as our adviser, the “Adviser”), a Delaware limited liability company and a registered investment adviser. Our Adviser is an affiliate of Sculptor Capital Management, Inc., our sponsor (together with its affiliates, “Sculptor”). Sculptor Diversified REIT Special Limited Partner LP (the “Special Limited Partner”), an affiliate of the Adviser, owns a special limited partner interest in the Operating Partnership.
The Company’s board of directors has at all times oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to an advisory agreement, the Company has delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.
On February 23, 2024, CapGrow, CapGrow's Founder and CapGrow Neptune Investor LLC (“Neptune Investor”), an affiliate of Sculptor, formed a joint-venture, CapGrow Neptune JV LLC (the “Neptune JV”), and closed on the acquisition of Newport, a portfolio of 33 single-family residences and intermediate care facilities located in California and Minnesota (the “Newport Portfolio”). The Company accounts for this investment under the equity method of accounting. The Company owns an indirect equity interest of 4.00% in the Newport Portfolio as of June 30, 2024.
In addition, as of June 30, 2024, the Company owns (a) a 86.40% indirect controlling interest in CapGrow Holdings Member, LLC (the “CapGrow Member” or the “Predecessor”), which holds an interest in CapGrow Holdings JV LLC (the “CapGrow JV,” and together with CapGrow Member, “CapGrow”), that owns a portfolio of primarily single-family homes (the “CapGrow Portfolio”) leased to and operated by care providers that serve individuals with intellectual and developmental disabilities, and (b) a 90% equity interest in a joint venture (the “Denton JV”) that owns University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas. See “Investment Portfolio” below for additional information on these investments.
As of June 30, 2024, we have received net proceeds of $88.1 million, including proceeds from our distribution reinvestment plan, from selling an aggregate of 1,042,500 Class F common shares, 6,188,300 Class FF common shares and 1,076,927 Class AA common shares in our ongoing private offering. This is in addition to the $150.2 million raised from the sale of 15,021,598 Class F common shares in private transactions that preceded our ongoing private offering. The Operating Partnership has primarily used the net proceeds to make investments in real estate as further described below under “Investment Portfolio.” We intend to continue selling shares on a monthly basis. To the extent we are able to raise significant equity proceeds, our dependence on CapGrow and its largest tenants will decrease. See “Investment Portfolio – Real Estate Investments” below.
Emerging Growth Company Status
We will be and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the date of an initial public offering pursuant to an effective registration statement under the Securities Act, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the date of our most recently completed second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company” we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to opt out of this transition period and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of these standards is required for non-emerging growth companies.
Current Market Conditions and Related Risks and Opportunities
The Company’s business is materially affected by conditions in the financial markets and economic conditions in the U.S. and to a lesser extent, elsewhere in the world. High interest rates and a reduction in the availability of financing, especially from banks, has led to greater spreads between the prices sought by sellers and buyers, which may adversely affect the value of our real estate assets. However, given that we are seeking to raise and invest substantial equity capital, we believe that market stresses could lead to attractive acquisition opportunities. While higher interest rates make financing more expensive, CapGrow has the benefit of having previously locked in all of its mortgage loans at favorable fixed interest rates, which represented approximately 79% of our total debt obligations as of June 30, 2024. Also, we were able to secure a five-year interest rate protection agreement which caps University Courtyard’s mortgage at a fixed interest rate of 3.56%. The only variable rate loan that is indexed to SOFR is CapGrow’s revolving credit facility, which had a balance of $12.1 million as of June 30, 2024. A 100 basis point increase or decrease in SOFR would have resulted in an increase or decrease in interest expense of $0.1 million during the six months ended June 30, 2024. See “- Capital Resources” below. In general, higher interest rates will increase CapGrow’s financing costs associated with newly acquired homes and are also likely to adversely affect the financial performance of our tenants, which could adversely affect our results of operation and financial condition.
High interest rates will also increase the federal government’s interest payments and contribute to growing federal deficits, which deficits may lead to efforts to cut federal spending. Such efforts could result in lower Medicaid expenditures, on which CapGrow’s lessees and tenants rely. In addition, inflation, which has been pronounced over the last 2.5 years, may result in higher general and administrative expenses for our Company and for our tenants. Insurance costs in certain markets have increased more than inflation due to property locations in high risk markets and higher property replacement costs. Further, state and local governments may also look to increase real estate taxes and other related fees in order to offset lower revenues from other sources. While CapGrow’s leases are triple net or modified net, high insurance costs and real estate taxes may result in higher overall occupancy expenses for tenants.
Investing in commercial real estate assets also involves certain risks, including but not limited to, tenants’ inability to pay rent (whether due to property-specific factors, company-specific factors, sector-level issues, or broader macroeconomic conditions), increases in interest rates and lack of availability of financing, tenant turnover and vacancies and changes in supply of or demand for similar properties in a given market. Any negative changes in these factors could affect the Company’s performance and our ability to meet our obligations and make distributions to shareholders.

2024 Highlights
Investments
•
The Company acquired 10 vacant homes through CapGrow at an aggregate purchase price of $3.5 million during the six months ended June 30, 2024, which were leased to tenants following their acquisitions.

•	The Company sold 10 CapGrow homes for an aggregate net proceeds of $3.1 million during the six months ended June 30, 2024.
•	The Company invested $1.9 million in connection with the acquisition of the Newport Portfolio.
Operating Results
•
The Company declared monthly distributions totaling $8.4 million for the six months ended June 30, 2024. During the six months ended June 30, 2024, our investment in CapGrow and University Courtyard produced operating earnings and distributions that contributed to our total return. The details of the annualized distribution rate and total returns are shown in the following table:

	Class F	Class FF	Class E	Class AA
Annualized Distribution Rate(1)	6.98%	6.56%	6.93%	6.53%
Year-to-Date Total Return, without upfront selling commissions(2)	3.16%	2.95%	4.80%	1.90%
Year-to-Date Total Return, assuming maximum upfront selling commissions(2)(3)	1.10%	0.89%	4.80%	(0.14)%
Inception-to-Date Total Return, without upfront selling commissions(2)	11.39%	8.90%	4.33%	1.90%
Inception-to-Date Total Return, assuming maximum upfront selling commissions(2)(3)	9.92%	7.05%	4.33%	(0.14)%

(1)
The annualized distribution rate is calculated as the June distribution annualized and divided by the prior month’s net asset value, which is inclusive of all fees and expenses. The Company believes the annualized distribution rate is a useful measure of overall investment performance of our shares.

(2)
Total return is calculated as the change in NAV per share during the respective periods plus any distributions per share declared in the period and assumes any distributions are reinvested in accordance with our distribution reinvestment plan. Total return for periods greater than one year are annualized. The Company believes total return is a useful measure of the overall investment performance of our shares. Class F shares, Class FF shares and Class AA shares were first issued to third parties on December 27, 2022, May 1, 2023 and February 1, 2024, respectively. Class E shares were first issued to our Adviser on December 1, 2023.

(3)	There were no selling commissions charged in respect of the Class F and E shares.
Capital and Financing Activity
•
During the six months ended June 30, 2024, the Company raised $14.9 million in proceeds from the sale of our common shares, including proceeds from our distribution reinvestment plan, and did not receive any repurchase requests for our common shares.

•	CapGrow incurred additional borrowings of $2.0 million from the revolving credit facility to partly fund CapGrow’s asset acquisitions during the six months ended June 30, 2024.
•	CapGrow repaid $2.1 million of its mortgage loans as part of its scheduled debt service payments and as a result of asset sales during the six months ended June 30, 2024.

Investment Portfolio
Summary of Portfolio
The following table provides a summary of our portfolio as of June 30, 2024:

Property Type	Number of Properties (1)	Sq. Feet / Units/ Beds / Homes	Occupancy Rate(2)	Average Effective Annual Base Rent Per Leased Square Foot/ Units/Keys(3)	Gross Asset Value ($ in thousands)(4)	Segment Revenue ($ in thousands)(5)	Percentage of Total Segment Revenue
Residential (Business)(6)	n/a	1,059	99%	$14,536	$480,000	$18,549	83%
Student Housing	1	792	94%	$11,788	61,400	3,697	17%
Total	1				$541,400	$22,246	100%

(1)	Single family homes are accounted for in the number of units and are not reflected in the number of properties.
(2)
For single family rental properties, occupancy is defined as the percentage of occupied homes as of June 30, 2024. For student housing, occupancy is defined as the percentage of occupied beds as of June 30, 2024.

(3)
Average effective annual base rent represents the base rent for the year ended June 30, 2024 per leased unit, and excludes tenant recoveries, straight line rent, and above-market and below-market lease amortization.

(4)	Based on fair value as of June 30, 2024.
(5)	Segment revenue is presented for the six-months ended June 30, 2024.
(6)	Under the business combination, CapGrow was acquired as a business. CapGrow owns primarily single family homes across the United States with a total square footage of 2.4 million.
Real Estate Investments
The following table provides additional information regarding our portfolio of real estate as of June 30, 2024:

Segment and Investment	Number of Properties	Location	Acquisition Date(s)	Ownership Interest(1)	Purchase Price ($ in thousands)	Sq. Feet / Units/ Beds / Homes	Occupancy Rate(2)
Business:
CapGrow(3)	n/a	Various	January, July and October 2023	79.93%	$465,000	1,059	99%
Student Housing:
University Courtyard	1	Texas	October 2023	90.00%	58,000	792	94%
Total	1				$523,000

(1)
Ownership interest as June 30, 2024. Certain of the joint venture agreements entered into by us provide the other partner a profits interest based on certain internal rate of return hurdles being achieved. Such investments are consolidated by us and any interests due to the other partner will be reported within non-controlling interests in consolidated joint ventures on our condensed consolidated balance sheets.

(2)
The occupancy rate is defined as the number of leased units/homes divided by the total units/homes as of June 30, 2024. For student housing, occupancy is defined as the percentage of occupied beds as of June 30, 2024.

(3)
As of June 30, 2024, the Company owned a 79.93% effective equity interest in CapGrow. The Company has the right to buy the remaining interests in CapGrow Member from Sculptor RE Holdings XVII LLC (“Seller”) by January 3, 2025 at a price (i) for the first 12 months following the initial sale to the Company, that is based on a 6.5% capitalization rate on net operating income excluding corporate general and administrative expenses (“pre-corporate G&A NOI”) calculated at the time of the subsequent purchase; and (ii) for the second year following the initial sale to the Company, that is equal to a 6.0% capitalization rate on pre-corporate G&A NOI calculated at the time of purchase. As the managing member of CapGrow Member, the Company has near absolute control over CapGrow, including the ability at all times on or after the initial sale to the Company to force a sale of CapGrow Member, its interest in CapGrow or 100% of CapGrow itself. However, if the Company has not exercised its option to acquire a 100% ownership interest in CapGrow Member within 24 months of the initial sale to the Company (i.e., by January 3, 2025), then Seller can also force a sale of CapGrow Member, its interest in CapGrow or 100% of CapGrow. The Company’s affiliate transaction committee, which is comprised solely of the Company’s independent directors, approved the Company’s purchase of additional ownership interests in one or more transactions (no more than once monthly) until January 3, 2024 in CapGrow Member from Seller on the previously negotiated terms as fair and reasonable to the Company.

Lease Expirations
The following table details the expiring leases at our real estate properties by annualized base rent and square footage as of June 30, 2024 (amounts and square feet data in thousands). The table below excludes our student housing property as substantially all of its leases expire within 12 months:

Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Total Annualized Base Rent Expiring	Square Feet	% of Total Square Feet Expiring
2024 (six months)	61	$1,489	5%	128	5%
2025	132	3,069	10%	248	10%
2026	160	4,474	14%	394	17%
2027	498	12,957	41%	997	42%
2028	69	2,949	9%	168	7%
2029	50	1,458	5%	98	4%
2030	23	752	2%	79	3%
2031	21	1,444	5%	87	4%
2032	11	2,204	7%	124	6%
2033	3	91	—%	8	—%
Thereafter	13	714	2%	50	2%
Total	1,041	$31,601	100%	2,381	100%

(1)
Annualized base rent represents the amount of lease revenue that our portfolio would have generated in monthly contractual rent under existing leases as of June 30, 2024 multiplied by 12. The Company had not entered into any tenant concessions or rent abatements as of June 30, 2024. Amount excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

Tenant Concentration in CapGrow
While CapGrow currently leases properties to 40 different care providers, there are four that each represent more than 5% of CapGrow’s annual rent, and collectively, the leases on the properties with these tenants contribute over 70% of the Company’s annual rental income for the six months ended June 30, 2024. National Mentor Holdings, Inc., a Delaware corporation doing business as “Sevita,” is the largest home-based care provider serving individuals with intellectual and developmental disabilities in the country. There are 44 separate subsidiaries of Sevita that have leased 511 of CapGrow’s properties and there are no cross-default provisions among these leases. Such leases in the aggregate represent approximately 49% of the Company’s rental income for the period ended June 30, 2024, and 48% of the Company's total assets as of June 30, 2024. Although Sevita is not a party to these leases, Sevita has entered into separate guarantees with respect to leases by its subsidiaries for 421 of CapGrow’s properties, which represents approximately 41% of the Company’s rental income and 38% of the Company’s total assets as of June 30, 2024. Accordingly, Sevita has guaranteed a significant concentration of our revenue. Sufficiently adverse developments with respect to the business of such subsidiaries and/or Sevita that result in them not being able to honor their lease obligations or that result in Sevita not being able to honor its many separate guarantees would likely have a greater adverse impact on our results of operation and financial condition than would otherwise be the case without this concentration risk. Sevita’s audited financial statements for its fiscal years ended September 30, 2023 and 2022 are available at Exhibit 99.1 to this registration statement. We rely on certain third parties (including Sevita) to provide us with financial statements and other financial information necessary for our financial reporting and compliance obligations. There is a risk that we may not receive such financial information from these third parties in a timely manner, or at all, in the next fiscal year. Any failure by these third parties to provide required financial information could delay our ability to meet our financial reporting obligations, hinder our decision-making processes, and impair our ability to provide accurate and timely disclosures to our investors. In such circumstances, we may also be unable to accurately assess our financial position or results of operations, which could result in negative consequences for our business, including potential regulatory actions or harm to our reputation.
Generally, there are individual leases on each owned property, so the risk of an individual lease expiring or otherwise being terminated would not have a significant impact on CapGrow’s business or the overall revenues earned by the Company. Additionally, CapGrow has experienced a very strong lease renewal rate with its tenants renewing 83% of expiring leases cumulatively from 2012 through June 2024. When assessing the financial position of a tenant, the Company is focused on the ability of the tenant to make rental payments underlying the lease. For existing tenants, this includes their track record of making timely payments, their source of funding (e.g., Medicaid), and to a lesser extent, information that can be gleaned from a review of their financial statements. Much of the tenant credit risk is mitigated since the payor stream is principally derived through Medicaid waivers. We believe that Medicaid’s involvement in the payor stream has contributed to a long-term and consistent collection record of rent payments, with CapGrow experiencing no defaults by any of our four largest tenants. Moreover, even if a default occurred, CapGrow’s experience suggests that states would generally find a new provider for those in our homes rather than displace the residents.
Results of Operations
Since the Company had no significant assets or operations prior to January 1, 2023, the Company concluded that CapGrow Member is the Predecessor and the Company is the Successor and each are defined as such. Except for the three months ended June 30, 2024 and 2023, the Company has made the distinctions in the condensed consolidated financial statements and certain note presentations, as follows:
•	for the six months ended June 30, 2024 (the “2024 Successor Interim Period”);
•	for the period from January 4, 2023 through June 30, 2023 (the “2023 Successor Interim Period”);
•	for the period from January 1, 2023 through January 3, 2023 (the “2023 Predecessor Interim Period”);
•	for the period from January 4, 2023 through December 31, 2023 (the “2023 Successor Period”);
•	for the period from January 1 through January 3, 2023 (the “2023 Predecessor Period”);
•	year ended December 31, 2022 (the “2022 Predecessor Period”).
The Successor and Predecessor accounts have been presented based upon the transaction date of January 4, 2023 which resulted in a change of control and application of purchase accounting as required by Accounting Standard Codification (“ASC”) 805. As a result of the foregoing, the condensed consolidated financial statements of the Predecessor and the Successor are not comparable and are separated by a black line.
The Predecessor condensed consolidated financial statements for the periods from January 1 through January 3, 2023 should be read in conjunction with the audited Predecessor condensed consolidated financial statements.
Three Months Ended June 30, 2024 Compared to Three Months Ended June 30, 2023
The following table sets forth information regarding the condensed consolidated results of operations for the three months ended June 30, 2024, and three months ended June 30, 2023, respectively (amounts in thousands):

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	2024 vs 2023
Revenues
Rental revenue	$10,739	$9,005	$1,734
Other revenue	272	294	(22)
Total revenues	11,011	9,299	1,712

Expenses
Property operating expenses	1,041	96	945
Management fees	318	207	111
Performance participation allocation	(285)	277	(562)
General and administrative	2,067	1,567	500
Organization and transaction costs	60	495	(435)
Depreciation and amortization	6,344	4,088	2,256
Total expenses	9,545	6,730	2,815

Operating income	1,466	2,569	(1,103)

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	2024 vs 2023

Other income (expense):
Interest expense, net	(3,013)	(2,625)	(388)
Impairment of investments in real estate	(580)	(909)	329
Income (loss) from an unconsolidated entity	18	—	18
Unrealized gain (loss) on derivative instruments	(61)	—	(61)
Gain (loss) on sale of real estate	34	—	34
Total other income (expense)	(3,602)	(3,534)	(68)
Net income (loss)	(2,136)	(965)	$(1,171)
Net income (loss) attributable to non-controlling interest in the consolidated subsidiaries	67	(144)
Net income (loss) attributable to non-controlling interest in the Operating Partnership	16	—
Net income (loss) attributable to SDREIT stockholders	$(2,053)	$(1,109)
Net income (loss) per common share - basic and diluted	$(0.09)	$(0.11)
Weighted-average common shares outstanding - basic and diluted	23,225,630	15,736,037

Rental Revenue
Rental revenue from property operations increased by $1.7 million from $9.0 million during the three months ended June 30, 2023 to $10.7 million during the three months ended June 30, 2024, which was primarily due to the acquisition of University Courtyard in October 2023, which contributed $1.6 million of rental revenue during the three months ended June 30, 2024. Additionally, rental revenue increased due to the additional asset acquisitions at CapGrow. During the three months ended June 30, 2024 and 2023, the Company acquired three and one properties, respectively, and sold five and fourteen properties, respectively.
Other Revenue
Other revenue amounting to $0.3 million during the three months ended June 30, 2024 was primarily related to the acquisition of University Courtyard while other revenue amounting to $0.3 million during the three months ended June 30, 2023 was due to the lease termination income earned by CapGrow.
Property Operating Expenses
Property operating expenses increased by $0.9 million from approximately $0.1 million during the three months ended June 30, 2023 to approximately $1.0 million during the three months ended June 30, 2024 as a result of the acquisition of University Courtyard, which contributed property operating expenses amounting to $0.8 million.
Performance Participation Allocation
Performance participation allocation decreased by $0.6 million from $0.3 million during the three months ended June 30, 2023 to a credit balance of $0.3 million as of June 30, 2024. For the three months ended June 30, 2024, the total returns did not exceed the hurdle rate for the period. Performance participation allocation is calculated and accrued pursuant to the terms of the limited partnership agreement of the Operating Partnership and upon achieving the total returns for the period that exceed the hurdle rate, the Special Limited Partner (a non-controlling interest holder in the Operating Partnership) is entitled to this allocation that will remain as payable until year-end when the final profit and loss allocation is performed.
Management Fees
Management fees increased by $0.1 million from $0.2 million during the three months ended June 30, 2023 to $0.3 million for the three months ended June 30, 2024 due to the increase in the adjusted net asset value of the Company, which was the basis of the management fee.

General and Administrative Expenses
General and administrative property increased by $0.5 million from $1.6 million during the three months ended June 30, 2023 to $2.1 million during the three months ended June 30, 2024 due to an increase in professional fees related to audit and tax services as well as the acquisition of University Courtyard.
Depreciation and Amortization
Depreciation and amortization expenses increased by $2.3 million from $4.1 million during the three months ended June 30, 2023 to $6.3 million during the three months ended June 30, 2024 as a result of the acquisition of University Courtyard, which contributed depreciation and amortization expense of $2.2 million.
Impairment of Investments in Real Estate
Impairment of investments in real estate amounting $0.6 million during the three months ended June 30, 2024 was due to the write down of one impaired vacant asset, three held for sale assets and four assets sold. Impairment of investments in real estate amounting to $0.9 million during the three months ended June 30, 2023 was due to the write down of one held for sale asset and fourteen assets sold. These held for sale assets were under contract or marketed at a price lower than the book value, which occurs as part of normal business operations when a tenant vacates a property and no immediate replacement tenant is expected by the time of closing.
Interest Expense, net
Interest expense, net increased by $0.4 million from $2.6 million during the three months ended June 30, 2023 to $3.0 million during the three months ended June 30, 2024 due to the financing used to acquire University Courtyard, which contributed an additional interest expense of $0.5 million, partially offset by the interest income earned from our money market funds.
Gain on Sale of Real Estate
Gain on sale of real estate for the three months ended June 30, 2024 pertained to one property sold.
2024 Successor Interim Period Compared to 2023 Successor Interim Period (1)
The following table sets forth information regarding the consolidated results of operations for the 2024 Successor Interim Period, 2023 Successor Interim Period and 2023 Predecessor Interim Period, respectively (amounts in thousands):

	Successor		Predecessor
	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023	Period from January 1, 2023 through January 3, 2023	2024 vs 2023
Revenues
Rental revenue	$21,690	$17,615	$323	$4,075
Other revenue	556	558	—	(2)
Total revenues	22,246	18,173	323	4,073

Expenses
Property operating expenses	2,023	312	29	1,711
Management fees	620	390	—	230
Performance participation allocation	—	723	—	(723)
General and administrative	4,078	2,801	—	1,277
Organization and transaction costs	172	1,909	—	(1,737)
Depreciation and amortization	12,906	7,974	—	4,932
Total expenses	19,799	14,109	29	5,690

Operating income	2,447	4,064	294	(1,617)

	Successor		Predecessor
	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023	Period from January 1, 2023 through January 3, 2023	2024 vs 2023

Other income (expense):
Interest expense, net	(6,051)	(5,242)	(114)	(809)
Impairment of investments in real estate	(1,022)	(2,400)	—	1,378
Income (loss) from an unconsolidated entity	10	—	—	10
Unrealized gain (loss) on derivative instruments	138	—	—	138
Gain (loss) on sale of real estate	34	—	—	34
Total other income (expense)	(6,891)	(7,642)	(114)	751

Net income (loss)	(4,444)	(3,578)	$180	$(866)
Net income (loss) attributable to non-controlling interest in the consolidated subsidiaries	61	317
Net income (loss) attributable to non-controlling interest in the Operating Partnership	29	—
Net income (loss) attributable to SDREIT stockholders	$(4,354)	$(3,261)
Net income (loss) per common share - basic and diluted	$(0.19)	$(0.21)
Weighted-average common shares outstanding - basic and diluted	22,770,531	15,379,897

(1)
These financial statements are not comparable between the Predecessor and Successor periods due to a difference in the basis of accounting between the periods; the Predecessor periods were prepared under the provisions of Rule 3-05 of Regulation S-X, while the Successor period has been presented for the consolidated operations of SDREIT. Since SDREIT consolidates CapGrow (as it is the primary beneficiary of CapGrow Member) and accounts for this acquisition transaction as a business, SDREIT recognizes all of the tangible and intangible assets acquired, the liabilities assumed and noncontrolling interest in CapGrow Member and CapGrow at the acquisition-date fair value.

Rental Revenue
Rental revenue from property operations increased by $4.1 million from $17.6 million during the 2023 Successor Interim Period to $21.7 million during the 2024 Successor Interim Period, which was primarily due to the acquisition of University Courtyard in 2023, which contributed $3.2 million of rental revenue during the 2024 Successor Interim Period. Additionally, rental revenue increased due to the assets acquired at CapGrow. During the 2024 Successor Interim Period and 2023 Successor Interim Period, the Company acquired 10 and 11 properties, respectively, and sold 10 and 30 properties, respectively.
As of June 30, 2024, the total number of properties owned and leased were 1,059 properties and 1,052 properties, respectively. The average monthly rent charges for all of our assets that were acquired prior to January 1, 2022 and continue to be leased to tenants were $2,440 and $2,407 during the 2024 Successor Interim Period and 2023 Successor Interim Period respectively.
General and Administrative Expenses
General and administrative expenses increased by $1.3 million from $2.8 million during the 2023 Successor Interim Period to $4.1 million during the 2024 Successor Interim Period due to an increase in professional fees related to audit and tax services as well as other general and administrative costs relating to the acquisition of University Courtyard.
Organization and Transaction Costs
Organization and transaction costs amounting to $0.2 million for the 2024 Successor Interim Period were related to the incremental costs associated with the Company’s organization and offering activities. During the 2023 Successor

Interim Period, organization and transaction costs were $1.9 million which pertained to the $0.9 million of costs related to the acquisition of CapGrow which was accounted for under the business combination as well as the costs associated with the Company’s organization and offering activities.
Property Operating Expenses
Property operating expenses increased by $1.7 million from approximately $0.3 million during the 2023 Successor Interim Period to approximately $2.0 million during the 2024 Successor Interim Period primarily due to the acquisition of University Courtyard in October 2023, which contributed property operating expenses amounting to $1.6 million.
Management Fees
Management fees increased by $0.2 million from $0.4 million during the 2023 Successor Interim Period to $0.6 million for the 2024 Successor Interim Period due to the increase in the adjusted net asset value of the Company which was the basis of the management fee.
Performance Participation Allocation
Performance participation allocation decreased by $0.7 million from the 2023 Successor Interim Period to the 2024 Successor Interim Period as the total returns did not exceed the hurdle rate in 2024 Successor Interim Period. Performance participation allocation is calculated and accrued pursuant to the terms of the limited partnership agreement of the Operating Partnership and upon achieving the total returns for the period that exceed the hurdle rate, the Special Limited Partner (a non-controlling interest holder in the Operating Partnership) is entitled to this allocation that will remain as payable until year-end when the final profit and loss allocation is performed.
Depreciation and Amortization
Depreciation and amortization expenses increased by $4.9 million from $8.0 million during the 2023 Successor Interim Period to $12.9 million during the 2024 Successor Interim Period as a result of the acquisition of University Courtyard, which contributed depreciation and amortization expense of $4.5 million.
Interest Expense, net
Interest expense, net increased by $0.8 million from $5.2 million during the 2023 Successor Interim Period to $6.1 million during the 2024 Successor Interim Period due to the financing used to acquire University Courtyard, which contributed an additional interest expense of $0.9 million, partially offset by the interest income earned from our money market funds.
Impairment of Investments in Real Estate
Impairment of investments in real estate amounting $1.0 million during the 2024 Successor Interim Period was due to the write down of one impaired vacant asset, three held for sale assets and nine assets sold. Impairment of investments in real estate amounting $2.4 million during the 2023 Successor Interim Period was due to one held for sale asset and 23 assets sold. These held for sale assets were under contract or marketed at a price lower than the book value, which occurs as part of normal business operations when a tenant vacates a property and no immediate replacement tenant is expected by the time of closing.
Unrealized gain on derivative
Unrealized gain on derivative for the 2024 Successor Interim Period pertained to University Courtyard's fair value adjustments relating to its interest rate cap.
Gain on Sale of Real Estate
Gain on sale of real estate for the 2024 Successor Interim Period pertained to one property sold.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022 (1)
The following table sets forth information regarding the consolidated results of operations for the 2023 Successor Period, the 2023 Predecessor Period, and the 2022 Predecessor Period, respectively (amounts in thousands):

	Successor	Predecessor
	Period from January 4, 2023 through December 31, 2023	Period from January 1, 2023 through January 3, 2023	Year Ended December 31, 2022	2023 vs. 2022(4)
Revenues
Rental revenue	$37,623	$323	$28,765	$8,858
Other revenue	1,220	—	1,193	27
Total revenues	38,843	323	29,958	8,885

Expenses
Property operating expenses	1,189	29	866	323
Management fees(2)	946	—	—	946
Performance participation allocation(2)	1,566	—	—	1,566
General and administrative	6,877	—	2,742	4,135
Organizational and transaction costs	2,450	—	—	2,450
Depreciation and amortization	18,276	—	8,533	9,743
Total expenses	31,304	29	12,141	19,163

Operating income	7,539	294	17,817	(10,278)

Other income (expense):
Interest expense, net	(10,371)	(114)	(9,615)	(756)
Impairment of investments in real estate	(3,998)	—	—	(3,998)
Unrealized gain (loss) on derivative instruments	(798)	—	—	(798)
Gain on sale of real estate	—	—	2,422	(2,422)
Total other income (expense)	(15,167)	(114)	(7,193)	(7,974)
Net income (loss)	$(7,628)	$180	$10,624	(18,252)
Net income attributable to non-controlling interest in the consolidated subsidiary	236
Net loss attributable to non-controlling interest in the Operating Partnership	—
Net loss attributable to SDREIT stockholders	$(7,392)
Net loss per common share - basic and diluted(3)	$(0.41)
Weighted-average common shares outstanding - basic and diluted	17,814,156

(1)
These financial statements are not comparable between the Successor and Predecessor periods due to a difference in the basis of accounting between the periods presented; the Predecessor periods were prepared under the provisions of Rule 3-05 of Regulation S-X, while the Successor period has been presented for the consolidated results of operations of SDREIT. Since SDREIT consolidates CapGrow as it is the primary beneficiary of CapGrow Member and accounts for this acquisition transaction as a business, SDREIT recognizes all of the tangible and intangible assets acquired, the liabilities assumed and noncontrolling interest in CapGrow Member and CapGrow at the acquisition-date fair value.

(2)
Management fees and performance participation allocation are not presented in the Predecessor periods due to the fact that the Predecessor period is prepared under the provisions of Rule 3-05 of Regulation S-X.

(3)
All classes of common shares are allocated net income/(loss) at the same rate per share (in respect of each class's proportionate share of net asset value) and receive the same gross distribution per share. Note that net loss per share of common shares is not presented for the Predecessor periods as the Predecessor was not unitized.

(4)	The results of operations of the Predecessor for the Period from January 1, 2023 through January 3, 2023 were immaterial and were excluded from the 2023 vs 2022 analysis below.

Rental Revenue
Rental revenue from property operations increased by $8.9 million from $28.8 million during the 2022 Predecessor Period to $37.6 million during the 2023 Successor Period, which was primarily due to CapGrow’s asset acquisitions with in-place leases ($2.2 million), straight-lining of rent following the business combination of CapGrow ($0.5 million), net amortization of below- and above-market lease intangibles ($5.0 million) and the incremental rental revenue derived from the acquisition of University Courtyard in October 2023 ($1.2 million).
During the 2022 Predecessor Period, the total number of properties increased from 949 properties as of December 31, 2021 to 1,056 properties as of December 31, 2022, of which 1,032 properties were leased to tenants. As of December 31, 2023, the total number of properties owned and leased were 1,059 properties and 1,046 properties, respectively. The average monthly rent charges for all of our assets that were acquired prior to January 1, 2022 and continue to be leased to tenants were $2,301 and $2,259 during the 2023 Successor Period and 2022 Predecessor Period, respectively.
Other Revenue
Other revenue from property operations remained at $1.2 million during the 2022 Predecessor Period and 2023 Successor Period. The increase in other revenue amounting to $0.1 million was attributable to the acquisition of University Courtyard in October 2023, which was partially offset by the decrease in termination income at CapGrow.
General and Administrative Expenses
General and administrative expenses increased by $4.1 million from $2.7 million during the 2022 Predecessor Period to $6.9 million for the 2023 Successor Period, which was primarily due to increases in professional fees, payroll, director fees, and amortization of share-based compensation. Increase in professional fees was attributable to accrual for annual audit, tax preparation, valuation, transfer agent and fund administrative services. Payroll increased due to staff hiring. The increase in directors’ fee is due to the election of new independent directors in February 2023 and the commencement of their service thereafter. The increase in share-based compensation is attributable to the amortization of one-time grant and equity retainers that were granted in March and April 2023, respectively.
Organization and Transaction Costs
Organization and transaction costs amounted to $2.5 million during the 2023 Successor Period were pertaining to the $1.6 million incremental costs associated with the Company’s organization and offering activities and $0.9 million of costs related to the acquisition of CapGrow which was accounted for under the business combination with the Company.
Property Operating Expenses
Property operating expenses during the 2023 Successor Period increased primarily due the acquisition of University Courtyard in October 2023, which contributed property operating expenses amounting to $0.5 million, partially offset by lower repairs and real estate taxes ($0.1 million) at CapGrow as a result of fewer vacant units held.
Management Fees
Management fees were $0.9 million during the 2023 Successor Period, which we began accruing upon the acquisition of CapGrow. There were no management fees during the 2022 Predecessor Period.
Performance Participation Allocation
Performance participation allocation was $1.6 million during the 2023 Successor Period, which was calculated and accrued pursuant to the terms of the limited partnership agreement of the Operating Partnership and upon achieving the total returns for the period that exceeded the hurdle rate, entitling the Special Limited Partner (a non-controlling interest holder in the Operating Partnership) to this allocation that will remain as payable until year-end when the final profit and loss allocation is performed.
Depreciation and Amortization
Depreciation and amortization expenses increased by $9.7 million from $8.5 million during the 2022 Predecessor Period to $18.3 million for the 2023 Successor Period, which was due to the higher depreciable cost basis as a result of a step up in basis in connection with the business combination of the Company and CapGrow and its subsequent asset acquisitions. Additionally, the increase in depreciation and amortization expense was attributable to the acquisition of University Courtyard in October 2023, which recorded a depreciation and amortization expense amounting to $1.7 million during the 2023 Successor Period.

Interest Expense, net
Interest expense, net increased by $0.8 million from $9.6 million during the 2022 Predecessor Period to $10.4 million for the 2023 Successor Period, which was due to the increased borrowings from our revolving credit facility which was primarily used to finance CapGrow’s asset acquisitions and financing used to acquire University Courtyard, partially offset by the interest income earned from our money market funds ($0.9 million).
Impairment of Investments in Real Estate
Impairment of investments in real estate was $4.0 million for the 2023 Successor Period due to the write-down of five impaired vacant assets and 34 held for sale assets, 33 of which were sold during the 2023 Successor Period. These held for sale assets were under contract or marketed at a price lower than the book value, which occurs as part of the normal business operations when a tenant vacates a property and no immediate replacement tenant is expected by the time of closing.
Gain on Sale of Real Estate
Gain on sale of real estate was $2.4 million during the 2022 Predecessor Period and was due to 33 assets that were sold in 2022.
Net Asset Value
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our total NAV presented in the following tables includes the NAV of our Class F, Class FF, Class EE and AA common shares, which was reduced by the noncontrolling interests in our consolidated subsidiaries.
The following table provides a breakdown of the major components of our NAV as of June 30, 2024 and December 31, 2023, respectively (amounts in thousands, except per share/unit data):

Components of NAV	June 30, 2024	December 31, 2023
Investments in real estate (including goodwill)	$541,400	$535,700
Investment in an unconsolidated entity	1,858	—
Cash and cash equivalents	26,374	16,696
Restricted cash	8,779	6,406
Receivables	692	439
Other assets	3,000	3,321
Mortgages and other notes payable, net	(258,452)	(258,662)
Accounts payable and other liabilities	(10,355)	(6,543)
Management fee payable	(214)	(199)
Due to related parties	(882)	(427)
Accrued performance participation allocation	—	(1,566)
Noncontrolling interest in the consolidated subsidiaries	(58,990)	(58,122)
Noncontrolling interest in the Operating Partnership	—	(2)
Net Asset Value	$253,210	$237,041
Number of outstanding shares/units	23,669,268	22,071,854

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2024 (amounts in thousands, except per share/unit data):

NAV per share	Class F Shares	Class FF Shares	Class E Shares	Class AA Shares	Operating Partnership Units	Total
NAV	$172,350	$65,671	$2,118	$11,469	$1,602	$253,210
Number of outstanding shares/ units	16,059,358	6,188,299	196,207	1,076,927	148,477	23,669,268
NAV Per Share/Unit	$10.7321	$10.6121	$10.7929	$10.6497	$10.7929	$10.6978

The following table details the discount rate and the weighted-average capitalization rate by property type, which are the key assumptions from the valuations as of June 30, 2024:

Investment Type	Discount Rate	Exit Capitalization Rate
Residential (Business)	8.5%	7.0%
Student Housing	11.0%	6.3%

These weighted averages of key assumptions are calculated by the Adviser using information from the appraisals that are provided by the independent valuation advisor and reviewed by our Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values at June 30, 2024:

Input	Hypothetical Change	Residential (Business)	Student Housing
Discount Rate (weighted average)	0.25% decrease	1.5%	1.0%
Discount Rate (weighted average)	0.25% increase	(1.3)%	(1.0)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.8%	5.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(3.3)%	(4.5)%

The following table details the contracted weighted average fixed rate mortgage rates on CapGrow’s properties compared to the weighted average market rates, which are key assumptions from the debt valuations as of June 30, 2024:

Debt Type	Contracted Interest Rates	Market Interest Rate
Fixed rate mortgages (weighted average)	4.51%	6.54%

These weighted averages of key assumptions are calculated by the Adviser using information from debt valuations that are provided by the independent valuation advisor who values our debt and are reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of the debt owed by CapGrow and University Courtyard. Examples of changes in market mortgage interest rates, assuming no other changes to our June 30, 2024 debt balances, would have the following effects on the value of our debt balances.

Input	Hypothetical Change	Residential (Business)	Student Housing
Mortgage Interest Rates (weighted average)	0.25% Decrease	0.60%	0.40%
Mortgage Interest Rates (weighted average)	0.25% Increase	(0.60)%	(0.40)%

The following table reconciles shareholders’ equity per our condensed Consolidated Balance Sheet to our NAV (amounts in thousands):

June 30, 2024
Shareholders’ equity	$203,051
Redeemable non-controlling interest in SDREIT Operating Partnership	1,602
Total SDREIT stockholders' equity and SDREIT Operating Partnership partners' capital under GAAP	$204,653
Adjustments:
Accrued organizational and offering costs	3,339
Accumulated depreciation and amortization under GAAP	26,014
Straight line rent receivable	(1,196)
Unrealized net real estate appreciation	20,263
Accrued distribution fees	136
Unvested dividends reinvestment	1
NAV	$253,210

The following details the adjustments to reconcile GAAP shareholders’ equity to our NAV:
•
The Adviser agreed to advance certain organization and offering costs on our behalf through March 31, 2024. Such costs will be reimbursed to the Adviser on a pro-rata basis over a 60-month period beginning March 31, 2024. Under GAAP, organization costs are expensed as incurred. For purposes of calculating NAV, such costs will be recognized as paid over the 60-month reimbursement period.

•
We depreciate our investments in real estate and amortize certain other assets and liabilities (i.e., above- and below-market leases, in-place lease costs and deferred commissions) in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of calculating our NAV.

•
Our investments in real estate are presented at their depreciated cost basis in our GAAP condensed consolidated financial statements. Additionally, our mortgage loans, and revolving credit facility (“Debt”) are presented at their amortized cost basis in our condensed consolidated GAAP financial statements. As such, any increases or decreases in the fair market value of our investments in real estate or our Debt are not included in our GAAP results. For purposes of calculating our NAV, our investments in real estate and our Debt are recorded at fair value.

•	We recognize rental revenue on a straight-line basis under GAAP. Such straight-line rent adjustments are excluded for purposes of calculating NAV.
•
Accrued distribution fees represent the accrual for the cost of the distribution fees for Class FF. Under GAAP, we accrued the annual cost of the distribution fees payable as an offering cost at the time we sold Class FF shares. For purposes of calculating NAV, we recognize the distribution fees as a reductions of NAV on a monthly basis when such fees are paid.

•
We accrue dividends on unvested restricted stock in accordance with GAAP. For purposes of calculating our NAV, we exclude these accrued unvested dividends until the vesting period associated to the underlying restricted stock expires.

Distributions
Distributions are authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. Our board of directors’ discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. To qualify as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. We intend to declare monthly distributions as authorized by our board of directors (or a committee of the board of directors) and to pay such distributions on a monthly basis. Our distribution policy is set by our board of directors and is subject to change based on available cash flows. Distributions are made on all classes of our common stock at the same time. We normally expect that the accrual of ongoing fees on a class-specific basis will result in different amounts of distributions being paid and/or different NAVs per share with respect to certain classes of shares.
Beginning March 31, 2023, we declared monthly distributions for each class of our common shares, which are generally paid 12 days after month-end. We have paid distributions consecutively each month since such time. Each class of our common shares received the same aggregate gross distribution per share, which was $0.0627 per share for the month ended June 30, 2024. The net distribution varies for each class based on the applicable distribution fee, which is deducted from the monthly distribution per share and paid directly to the applicable distributor. On October 1, 2023, Class FF shares became subject to an annual distribution fee of 0.50% per annum. Class AA shares are subject to an annual distribution fee of 0.50% per annum.

The following table details the total net distributions for each of our share classes from inception through record date June 30, 2024:

Declaration Date	Class F Shares	Class FF Shares	Class E Shares	Class AA Shares
March 31, 2023	$0.0588	$—	$—	$—
April 30, 2023	0.0588	—	—	—
May 31, 2023	0.0609	0.0609	—	—
June 30, 2023	0.0611	0.0611	—	—
July 31, 2023	0.0611	0.0611	—	—
August 31, 2023	0.0628	0.0628	—	—
September 30, 2023	0.0625	0.0625	—	—
October 31, 2023	0.0622	0.0577	—	—
November 30, 2023	0.0628	0.0584	—	—
December 31, 2023	0.0633	0.0587	0.0633	—
January 31, 2024	0.0627	0.0582	0.0627	—
February 29, 2024	0.0631	0.0589	0.0631	0.0588
March 31, 2024	0.0629	0.0584	0.0629	0.0584
April 20, 2024	0.0627	0.0583	0.0627	0.0583
May 31, 2024	0.0628	0.0583	0.0628	0.0583
June 30, 2024	0.0627	0.0583	0.0627	0.0583
Total	$0.9912	$0.8336	$0.4402	$0.2921

The following table details our distributions declared for the six months ended June 30, 2024 (amounts in thousands):

	Amount	Percentage
Distributions
Payable in cash	$6,891	82%
Reinvested in shares	1,544	18%
Total distributions	$8,435	100%

Sources of Distributions
Cash flows from operating activities	$8,435	100%
Offering proceeds	—	—%
Total Sources of distribution	$8,435	100%

Cash flows from operating activities	$9,125
Funds from operations(1)	$5,523
Adjusted funds from operations(1)	$7,223

(1)
See “Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution” below for a description of Funds from Operations and Adjusted Funds from Operations. Refer to the below for reconciliations of these amounts to GAAP net loss attributable to SDREIT shareholders and for considerations on how to review these metrics.

Subsequent to June 30, 2024, we paid approximately $4.7 million of distributions in cash using cash flows from operations and approximately $1.2 million of distributions in shares under our distribution reinvestment plan.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.
Funds from Operations and Adjusted Funds from Operations
Funds from operations (“FFO”) is an operating measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) that is broadly used in the REIT industry. FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding (i) depreciation and amortization, (ii) impairment of investments in real estate, (iii) net gains or losses from sales of real estate, and (iv) similar adjustments for non-controlling interests and unconsolidated entities. We believe FFO is a meaningful non-GAAP supplemental measure of our operating results. Our condensed consolidated financial statements are presented using historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments have decreased over time. However, we believe that the value of our real estate investments will fluctuate over time based on market conditions and, as such, depreciation under historical cost accounting may be less informative as a measure of our performance.
We also believe that adjusted FFO (“AFFO”) is an additional meaningful non-GAAP supplemental measure of our operating results. AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) straight-line rental income and expense, (ii) deferred income amortization, (iii) amortization of above- and below-market lease intangibles, (iv) amortization of mortgage premium/discount, (v) unrealized gains or losses from changes in the fair value of real estate debt and other financial instruments, (vi) gains and losses resulting from foreign currency translations, (vii) non-cash performance participation allocation paid in shares or Operating Partnership units, even if repurchased by us, (viii) amortization of restricted stock awards, (ix) non-cash interest expense on affiliate line of credit paid in shares or Operating Partnership units, even if subsequently repurchased by us, (x) organizational costs, (xi) amortization of deferred financing costs, and (xii) similar adjustments for non-controlling interests and unconsolidated entities.
We also believe that funds available for distribution (“FAD”) is an additional meaningful non-GAAP supplemental measure of our operating results. FAD provides useful information for considering our operating results and certain other items relative to the amount of our distributions. Further, FAD is a metric, among others, that is considered by our board of directors and executive officers when determining the amount of our dividend to stockholders, and we believe is therefore meaningful to stockholders. FAD is calculated as AFFO adjusted for (i) management fees paid in shares or Operating Partnership units, even if subsequently repurchased by us, (ii) realized losses (gains) on financial instruments, (iii) recurring tenant improvements, leasing commissions, and other capital expenditures, (iv) distribution fees paid during the period, and (v) similar adjustments for non-controlling interests and unconsolidated entities. FAD is not indicative of cash available to fund our cash needs and does not represent cash flows from operating activities in accordance with GAAP, as FAD is adjusted for distribution fees and recurring tenant improvements, leasing commission, and other capital expenditures, which are not considered when determining cash flows from operations. Furthermore, FAD excludes (i) adjustments for working capital items and (ii) amortization of discounts and premiums on investments in real estate debt. Cash flows from operating activities in accordance with GAAP would generally be adjusted for such items.
FFO, AFFO, and FAD should not be considered more relevant or accurate than GAAP net income (loss) in evaluating our operating performance. In addition, FFO, AFFO, and FAD should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO, AFFO, and FAD are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. In addition, our methodology for calculating AFFO and FAD may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported AFFO and FAD may not be comparable to the AFFO and FAD reported by other companies.

The following table presents a reconciliation of net income (loss) attributable to SDREIT shareholders to FFO, AFFO and FAD attributable to SDREIT shareholders for the respective periods below (amounts in thousands) (1):

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023
Net income (loss) attributable to SDREIT shareholders	$(2,053)	$(1,109)	$(4,354)	$(3,261)
Adjustments to arrive at FFO:	—	—	—	—
Depreciation and amortization	6,344	4,088	12,906	7,974
Gain (loss) on the sale of real estate	(34)	—	(34)	—
Impairment on investments in real estate	580	909	1,022	2,400
Amount attributable to non-controlling interests in the consolidated subsidiary for above adjustments	(1,614)	(1,913)	(2,326)	(3,972)
Unconsolidated entities depreciation and noncontrolling interests adjustments	6	—	9	—
Amount attributable to investment in unconsolidated affiliate	—	—	—	—
FFO attributable to SDREIT shareholders	$3,229	$1,975	$7,223	$3,141
Adjustments to arrive at AFFO:	0	0	0	0
Straight-line rental income and expense	(126)	(226)	(285)	(504)
Amortization of below-market lease intangibles	(1,034)	(1,077)	(2,300)	(2,068)
Amortization of discount on mortgage and other loans payable	69	70	139	135
Amortization of deferred financing fees - property level	77	0	124	0
Amortization of restricted stock awards	4	173	91	193
Organizational costs and transaction costs	60	495	172	1,909
Non-cash performance participation allocation	(285)	0	0	0
Unrealized (gain) loss from changes in the fair value of financial instruments	61	0	(138)	0
Amount attributable to unconsolidated entities for above adjustments	3	0	3	0
Amount attributable to non-controlling interests for above adjustments	59	472	494	600
AFFO attributable to SDREIT shareholders	$2,117	$1,882	$5,523	$3,406
Recurring tenant improvements and other capital expenditures	—	—	—	—
Management fee	318	207	620	390
Stockholder distribution fees paid	(90)	—	(171)	—
FAD attributable to SDREIT shareholders	$2,345	$2,089	$5,972	$3,796

Liquidity
We believe we have sufficient liquidity to operate our business, with $26.4 million of immediate liquidity as of June 30, 2024, which is comprised of cash and cash equivalents. Aside from cash flows from operations, we obtain incremental liquidity through the sale of our common shares. We may incur indebtedness secured by our real estate and real estate debt investments, borrow money through unsecured financings, or incur other forms of indebtedness. We may also generate incremental liquidity through the sale of our real estate and real estate debt investments.
Our primary liquidity needs are to fund our investments, make distributions to our shareholders, repurchase common shares pursuant to our share repurchase plan, pay operating expenses, fund capital expenditures, and repay indebtedness. Our operating expenses include, among other things, the management fee we pay to the Adviser and the performance participation allocation that the Operating Partnership pays to the Special Limited Partner, both of which will impact our liquidity to the extent the Adviser or the Special Limited Partner elect to receive such payments in cash, or subsequently redeem shares or OP units previously issued to them.
Our cash needs for acquisitions and other capital investments are expected to be funded primarily from the sale of common shares and through the incurrence or assumption of debt. Other potential future sources of capital include proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.
We continue to believe that our current liquidity position is sufficient to meet the need of our expected investment activity.
Capital Resources
As of June 30, 2024, our indebtedness included loans secured by our properties, our credit facility and a financing obligation. The following table is a summary of our indebtedness as of June 30, 2024 (amount in thousands):

Indebtedness	Weighted Average Interest Rate	Weighted Average Maturity Date(1)	Maximum Facility Size	Principal Balance Outstanding
Mortgages and other loans payable(2)	4.76%	March 2031	n/a	$232,390
Revolving credit facility(3)	8.85%	February 2024	$50,000	12,093
Financing obligations(4)				23,200
Discount and deferred financing costs, net				(3,599)
Total indebtedness				$264,084

(1)	For loans where the Company, at its sole discretion, has extension options, the maximum maturity date has been assumed.
(2)	Mortgages and other loans payable bear varying fixed rates and maturities ranging from July 2024 through February 2039. There were no extension options for any of our loans.
(3)
The revolving credit facility bears interest equal to Term SOFR plus 3.5% per annum. The weighted average interest rate for the revolving credit facility for the six months ended June 30, 2024, was 8.85%. The revolving credit facility provides a one-year extension option subject to an extension fee of 0.30% of the total loan commitment. The maturity date was extended to February 2025 as a result of the Company exercising its one-year extension option.

(4)
This financing obligation is related to the sale and leaseback transaction of University Courtyard, which is accounted for as a failed and leaseback transaction because the lease is classified as a finance lease. Accordingly, the underlying land is still included in the investments in real estate in the condensed consolidated balance sheet as of June 30, 2024 and the proceeds from the sale are accounted for as a financing obligation. The rental payment under the lease will be allocated between interest expense and principal repayment of the financing obligation using the effective interest method and amortize over the 99-yeaar lease term. The total principal payments will not exceed the difference between the gross proceeds from the sale of the $23.2 million and the initial carrying value of the land of $4.1 million, resulting in maximum principal payments of $19.1 million.

In March 2023, the Company commenced the offering of its shares through a continuous private placement offering. Except for certain direct sales of Class F shares to institutional investors, Class F and FF shares of our common stock are now only available to investors who had invested in such class prior to January 1, 2024 and only in limited amounts through January 1, 2025. Commencing October 1, 2023, Class A, Class AA, Class D, Class I and Class S shares became available for issuance in the offering to the extent there are subscriptions for such shares.
As of June 30, 2024, we have received net proceeds of $88.1 million, including proceeds from our distribution reinvestment plan, from selling an aggregate of 1,042,500 Class F common shares, 6,188,300 Class FF common shares and 1,076,927 Class AA common shares in the private offering. This is in addition to the $150.2 million raised from the sale of 15,021,598 Class F common shares in private transactions that preceded our ongoing private offering. Additionally, $1.4 million or 128,486 of Class E common shares were also issued as a payment of management fees incurred.

Cash Flows
Six Months Ended June 30, 2024 and Six Months Ended June 30, 2023 (amounts in thousands):

	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023	Difference
Cash flows provided by operating activities	$9,125	$6,425	$2,700
Cash flows used in investing activities	(3,674)	(134,240)	130,566
Cash flows provided by financing activities	6,600	15,686	(9,086)
Net change in cash and cash equivalents and restricted cash	$12,051	$(112,129)	$124,180

Cash flows provided by operating activities increased by approximately $2.7 million during the 2024 Successor Interim Period primarily due to the increased portfolio cash flow as a result of asset acquisitions, partially offset by an increase in corporate expenses.
Cash flows used in investing activities decreased by approximately $130.6 million during the 2024 Successor Interim Period primarily due to the acquisition of the 61.64% controlling interest in CapGrow in January 2023.
Cash flows provided by financing activities decreased by approximately $9.1 million during the 2024 Successor Interim Period primarily due to the decrease in proceeds from stock issuances and increased distributions to stockholders partially offset by a decrease in portfolio level borrowings.
Year Ended December 31, 2023 and December 31, 2022 (amounts in thousands):

	Successor	Predecessor	2023 vs. 2022
	Period from January 4, 2023 through December 31, 2023	Year Ended December31, 2022
Cash flows provided by operating activities	$13,768	$16,361	$(2,593)
Cash flows used in investing activities	(202,180)	(45,919)	(156,261)
Cash flows provided by financing activities	61,228	29,255	31,973
Net change in cash and cash equivalents and restricted cash	$(127,184)	$(303)	$(126,881)

Cash flows provided by operating activities decreased by approximately $2.6 million during the 2023 Successor Period primarily due to an increase in corporate expenses partially offset by the increased portfolio cash flow as a result of asset acquisitions.
Cash flows used in investing activities increased by approximately $156.3 million during the 2023 Successor Period primarily due to the Company's acquisition of CapGrow and University Courtyard.
Cash flows provided by financing activities increased by approximately $32.0 million during the 2023 Successor Period primarily due to the proceeds from stock issuances and net proceeds from portfolio level financing partially offset by the acquisition of additional noncontrolling interests in CapGrow and distributions to stockholders.
Critical Accounting Estimates
The preparation of the financial statements in accordance with GAAP involve significant judgments and assumptions and require estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. The following is a summary of our significant accounting policies that we believe are the most affected by our judgments, estimates, and assumptions. See Note 2 to our consolidated financial statements for further descriptions of the below accounting policies.

Investments in Real Estate
We may acquire assets that will qualify as either asset acquisitions or business combinations pursuant to ASC 805. Upon the acquisition of a property, we assess the fair value of the acquired tangible and intangible assets (including land, buildings, tenant improvements, “above-market” and “below-market” leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and we allocate the purchase price to the acquired assets and assumed liabilities, on a relative fair value basis. The most significant portion of the allocation is to building, land, and construction in process and requires the use of market based estimates and assumptions. We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.
The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals.
Acquired above-market and below-market leases are recorded at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.
Impairment of Investments in Real Estate
We review real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized, and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.
Recent Accounting Pronouncements
See Note 2 — “Summary of Significant Accounting Policies” to our consolidated financial statements in this registration statement on Form 10 for a discussion concerning recent accounting pronouncements.

Commitments and Contingencies
The following table aggregates our contractual obligations and commitments with payments due subsequent to June 30, 2024 (amounts in thousands).

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Indebtedness (1)	$263,626	$2,204	$25,611	$30,453	$205,358
Organization and offering costs(2)	3,328	408	1,374	1,374	172
Total	$266,954	$2,612	$26,985	$31,827	$205,530

(1)	Loan maturities are based on the contractual maturity dates.
(2)	Includes $3.3 million of amounts owed to our Adviser as of June 30, 2024.

ITEM 3.	PROPERTIES.
On January 4, 2023, we acquired a 62% controlling indirect interest in CapGrow at a total enterprise value of approximately $455 million. Debt of approximately $221 million was assumed in the transaction, which resulted in an approximate cash outlay of $141 million by SDREIT to acquire this interest. Our purchase of CapGrow was effected through our acquisition in the Initial Sale of a 67% managing member interest in CapGrow Managing Member, which has a 92% managing-member interest in CapGrow, which indirectly owns 100% of the real estate portfolio used in the CapGrow business. The Seller is an affiliate of our sponsor and retained a 33% interest in CapGrow Managing Member effective at the date of the Initial Sale through July 5, 2023, the date the first purchase option was exercised by us, as described further below.
We have the right to buy the remaining interests in CapGrow Managing Member from Seller by January 3, 2025 at a price (i) for the first 12 months following the Initial Sale, that is based on a 6.5% capitalization rate on pre-corporate G&A NOI, calculated at the time of the subsequent purchase; and (ii) for the second year following the Initial Sale, that is equal to a 6.0% capitalization rate on pre-corporate G&A NOI, calculated at the time of purchase. As the managing member of CapGrow Managing Member, we have near absolute control over CapGrow, including the ability at all times on or after the Initial Sale to force a sale of CapGrow Managing Member or its interest in CapGrow or 100% of CapGrow itself. However, if we have not exercised our option to acquire a 100% ownership interest in CapGrow Managing Member within 24 months of the Initial Sale (i.e., by January 3, 2025), then Seller can also force a sale of CapGrow Managing Member or its interest in CapGrow or 100% of CapGrow.
Our purchase of an indirect interest in CapGrow occurred prior to the date on which our board was expanded to include independent directors. Entering into transactions with related parties increases the risk of transacting on terms that are less favorable to us than those that would be available from a third party. That risk is heightened when the transaction occurs without the consideration of independent directors. However, the purchase price was supported by two third-party bids (one from March 2022 and the other from July 2022) and by a valuation report by a third-party valuation firm engaged on behalf of Seller. Additionally, the purchase was approved by Founding Investor and Sculptor Capital LP, which were our sole stockholders at the time of the acquisition. The transaction was also recommended by our external adviser after completing its internal procedures with respect to related-party transactions, including the approval of its conflicts committee.
On July 5, 2023 and October 2, 2023, the Company acquired additional equity interests in CapGrow for approximately $18 million and $25 million, respectively, thereby increasing its indirect controlling interests in CapGrow to approximately 80%. As of June 30, 2023, CapGrow indirectly owns a portfolio of 1,059 primarily single-family homes leased to and operated by care providers that serve individuals with intellectual and developmental disabilities. The homes in the CapGrow portfolio are leased to 40 different care providers in 39 states, providing housing for over 4,000 adults as of June 30, 2024. The leases are on a triple-net or modified triple-net basis, meaning that the lessee is generally responsible for property taxes, property insurance and maintenance in addition to rent and utilities. Typical lease terms are between five and ten years. CapGrow’s leases also provide that all care-related liability is to be borne by the care provider/lessee. The care providers/lessees typically receive funding from Medicaid.
The table below lists the states in which CapGrow owns the largest number of homes as of June 30, 2024:

State	Number of Homes Owned
Minnesota	281
Texas	204
Ohio	128
Arizona	79
Pennsylvania	59
Wisconsin	40
Indiana	38
Michigan	32
Florida	19
New Jersey	19

The table below provides information regarding lessees representing more than 5% of CapGrow’s annualized rental income as of June 30, 2024:

Lessee	Annualized Rent $000s	Percentage of CapGrow Rental Income
Sevita(1)	$18,237	49.4%
Caregiver	$3,852	10.4%
Dungarvin	$1,995	5.4%
Lighthouse	$1,878	5.1%

(1)
Approximately 44 subsidiaries of Sevita have leased 511 of CapGrow’s properties. Sevita has entered into separate guarantees for each applicable lease with respect to 421 properties. For more information regarding Sevita, see Item 2, “Financial Information – Investment Portfolio.”

The table below sets forth the number of homes acquired by CapGrow for each of the last five years:

Year	Number of Homes Acquired	Acquisition Volume $000s
2019	107	$33,726
2020	380	$107,309
2021	110	$43,430
2022	141	$53,085
2023	36	$19,557

Under our supervision, Mr. Matthew Pettinelli, the founder and CEO of CapGrow, manages the day-to-day business and affairs of CapGrow and, through his wholly owned affiliate, Attollo, retains an 8% indirect interest in CapGrow. A CapGrow subsidiary, CapGrow Partners, LLC, employs eleven people (including Mr. Pettinelli) to run the business.
Attollo receives a promote on distributions of CapGrow equal to (i) 12% after CapGrow Managing Member has received an internal rate of return of 10% and (ii) 20% after CapGrow Managing Member has received an internal rate of return of 15%. Every five years (unless deferred at Atollos’ election), the promote is calculated based on CapGrow’s total enterprise value and paid in the form of equity in CapGrow. We may issue our Class I shares or other equity to certain other members of CapGrow management in order to reward strong performance.
In order to retain its promote, Attollo is generally obligated to maintain at least a $5 million equity stake in CapGrow, which requirement stays in place even in the event of a sale of CapGrow through any of the purchase options described above. Starting January 4, 2026, Attollo may redeem a portion of its CapGrow equity for units in our Operating Partnership, which units may be converted into our Class I shares and participate in our share repurchase plan.
As of June 30, 2024, CapGrow has approximately $224 million of debt primarily across 12 existing loan facilities and a revolving credit facility, representing a 50% loan-to-total-equity-value ratio based on the purchase price of our indirect interest in CapGrow. As of June 30, 2024, over 90% of CapGrow’s debt is fixed-rate with a weighted-average maturity date of December 2030 and a weighted-average interest rate of 4.51%.
On October 27, 2023, through the wholly owned subsidiary (“Denton Owner”) of Denton JV, a joint venture formed by us and a third party partner, Denton JV closed on the acquisition of University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas, for a purchase price of $59.3 million, inclusive of closing costs. Immediately following the completion of the purchase of University Courtyard, Denton Owner entered into (a) a sale agreement for the sale of the underlying land to a third party for a gross purchase price of $23.2 million and (b) a 99-year ground lease agreement, as tenant, with the third party, as landlord, granting a leasehold interest in University Courtyard. The sale and leaseback of University Courtyard is accounted for as a financing transaction as the lease is classified as a finance lease.
For additional information regarding our investment portfolio and the expiring leases at our real estate properties by annualized base rent and square footage as of June 30, 2024, see Item 2, “Financial Information—Investment Portfolio.”

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
The following table sets forth, as of November 1, 2024, information regarding the number and percentage of shares of our common stock owned by each director, our named executive officers, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. Except where otherwise indicated, the address for each of the persons named below is in care of our principal executive offices at 9 West 57th Street, 40th Floor, New York, New York 10019.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of All Shares
Directors and Officers
Steven Orbuch	—	—
Nicholas Hecker	—	—
Herbert A. Pollard	—	—
Scott Ciccone	—	—
Cory Perlstein	—	—
Julie Siegel	—	—
David Zeiden	—	—
Andrew Cohen	—	—
Mark Schwartz	—	—
Anshu Kalhan	—	—
John Jenks(2)	20,186	—%*
Jonathan G. Geanakos(2)	16,181	—%*
Kristi Jackson(2)	23,876	—%*
Robert Winston(2)	32,376	—%*
All directors and executive officers as a group	92,619	—%*
5% Stockholders
Founding Investor(3)	15,000,000	60%

*	Represents less than 1%
(1)	Except for Founding Investor who owns Class F shares, all shares listed in the table above are Class E shares.
(2)	Shares owned includes a grant of restricted stock in June 2024 that is subject to vesting and settlement provisions as detailed within the Company's independent director compensation plan.
(3)	Founding Investor’s address is Office of the Oregon Treasurer, 16290 SW Upper Boones Ferry Road Tigard, OR 97224.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.
Our directors and executive officers are set forth below.

Name	Age*	Position
Steven Orbuch	58	Chairman of the Board and Chief Executive Officer
Nicholas Hecker	48	President and Director
Herbert A. Pollard	46	Chief Financial Officer, Treasurer and Director
Scott Ciccone	65	Chief Accounting Officer
Cory Perlstein	45	Chief Investment Officer
Julie Siegel	57	Chief Legal Officer and Secretary
Colleen Kilfoyle	44	Chief Compliance Officer
Andrew Cohen	58	Chief Operating Officer
Mark Schwartz	40	Head of Acquisitions
Anshu Kalhan	43	Head of Asset Management
John Jenks	65	Independent Director
Robert Winston	63	Independent Director
Jonathan G. Geanakos	62	Independent Director
Kristi Jackson	56	Independent Director

*	As of November 1, 2024.
Steven Orbuch is Chairman of the Board and the Chief Executive Officer of the Company, positions he has held since February 2022 and February 2023, respectively. He is the Founder and President of Sculptor Real Estate at Sculptor and has held such roles since July 2003. Since May 2013, he has also served as an Executive Managing Director and a member of Sculptor’s Partner Management Committee. Mr. Orbuch oversees Sculptor’s global real estate activities and dedicated team, including acquisitions, asset management and dispositions, investing across the capital structure spectrum in both opportunistic equity and credit strategies. Prior to forming Sculptor Real Estate in 2003, Mr. Orbuch was a Managing Director with Blackstone Real Estate Advisors (“Blackstone”) where he participated in the sourcing, acquisition and financing of over $2 billion of commercial properties across multiple product types and geographic locations. Prior to joining Blackstone in 1995, Mr. Orbuch was an Associate in the Real Estate Department at Goldman, Sachs & Co. Prior to joining Goldman, Sachs & Co., Mr. Orbuch was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he specialized in corporate and partnership taxation. Mr. Orbuch graduated summa cum laude from the University of Pennsylvania and received his Juris Doctor from Columbia University, where he was a Stone Scholar. Mr. Orbuch is a valuable member of our board of directors because of his vast real estate experience, his history with Sculptor and his leadership within Sculptor Real Estate.
Nicholas Hecker is a director and President of the Company, positions he has held since February 2022 and February 2023, respectively. Mr. Hecker has been with Sculptor Real Estate since January 2006. Since September 2019 he has served as an Executive Managing Director and Chief Investment Officer of Sculptor Real Estate, where he is involved in all aspects of Sculptor Real Estate’s business, including acquisitions, asset management and fundraising. Throughout his tenure at Sculptor Real Estate, Mr. Hecker has worked on complex equity and debt investments, completing investments across a large number of different real estate asset classes. Mr. Hecker focuses on both traditional real estate sectors and certain non-traditional asset classes, including developing Sculptor Real Estate’s gaming, resort and cell towers strategies. Prior to joining Sculptor Real Estate in 2006, Mr. Hecker was a member of the Real Estate Group of the Investment Banking Division of Goldman, Sachs & Co. Prior to that, Mr. Hecker practiced corporate and securities law at Sullivan & Cromwell LLP. Mr. Hecker graduated cum laude from Harvard Law School where he received a Juris Doctor and graduated Phi Beta Kappa and magna cum laude from Brown University where he received a Bachelor of Arts in Economics and Political Science. Mr. Hecker is a valuable member of our board of directors because of his vast real estate and investment experience, his history with Sculptor and his leadership within Sculptor Real Estate.
Herbert A. Pollard is a director, Chief Financial Officer and Treasurer of the Company, positions he has held since February 2024. Mr. Pollard is an Executive Managing Director, Chief Accounting Officer of Sculptor and Chief Financial Officer of Sculptor Funds, positions he has held since 2021, 2019 and 2024, respectively. In these roles with Sculptor, Mr. Pollard is responsible for the firm’s global accounting function including both corporate and fund accounting. Prior to his roles as Executive Managing Director and Chief Financial Officer of Sculptor Funds,

Mr. Pollard was Managing Director for Sculptor from 2019 through 2021. Previously he served as Head of the firm’s Financial Planning and Analysis group. Prior to joining Sculptor in 2007, Mr. Pollard worked as a Senior Manager of Financial Accounting and Control at Morgan Stanley. Previous to Morgan Stanley, Mr. Pollard worked at KPMG and McGladrey & Pullen where he provided auditing and accounting services. Mr. Pollard received a Bachelor of Science in Accounting from the University of Richmond. He is a Certified Public Accountant. Mr. Pollard is a valuable member of our board of directors because of his vast accounting experience..
Scott Ciccone is the Chief Accounting Officer of the Company, a position he has held since August 2023. Since February 2023, Mr. Ciccone has been an Executive Managing Director of Sculptor, and since April 2019 has held the positions of Senior Director of Fund Finance, and previously Director of Fund Accounting for Sculptor. He oversees the part of the Accounting group that is responsible for fund accounting, valuations, financial reporting and regulatory reporting. Mr. Ciccone was a Managing Director at Sculptor from August 2009, and prior to his current role, from May 2015 was a Co-Director of Operations. Mr. Ciccone has over 30 years of experience in the asset management industry. Prior to joining Sculptor in 2005, he was the Chief Operating & Financial Officer for Barton Asset Management LP, a global-macro hedge fund. Previously, he worked as a Managing Director running Summit Asset Management Company Inc., a Vice President of Finance for CW Group, and the Chief Financial Officer at Rho Management Company, Inc. He began his career as an auditor at Ernst & Young. Mr. Ciccone holds a Bachelor of Business Administration and a Master of Business Administration in Accounting from Pace University. He is a Certified Public Accountant certified in the State of New York.
Cory Perlstein is the Chief Investment Officer of the Company, a position he has held since February 2023. Since September 2019, he has served as an Executive Managing Director and Co-Head of North American Real Estate at Sculptor Real Estate. Prior to his current roles, Mr. Perlstein was Senior Principal and Co-Head of North American Real Estate at Sculptor Real Estate from April 2017 through September 2019. Mr. Perlstein has been with Sculptor Real Estate since the group’s formation in 2003, and during that time has focused on equity, debt and ground lease transactions across multiple geographies and asset classes, including lodging, office, retail, ski, golf and marinas. Prior to joining Sculptor in 2003, Mr. Perlstein was a member of the real estate group at Blackstone. Mr. Perlstein graduated cum laude and holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania.
Julie Siegel is Chief Legal Officer of the Company, a position she has held since February 2024. Ms. Siegel is an Executive Managing Officer and Chief Legal Officer of Sculptor, positions she has held since 2018 and 2024, respectively. Ms. Siegel is also a member of Sculptor’s Partner Management Committee. In her current roles, Ms. Siegel oversees Sculptor’s legal team and the management of its legal affairs. Prior to her current roles with Sculptor, Ms. Siegel was Executive Managing Director, Chief Administrative Officer and Deputy Chief Legal Officer from 2019 through 2024. Ms. Siegel has over 30 years of professional experience. Prior to joining Sculptor in 2006, Ms. Siegel was Counsel at Shearman & Sterling, where she represented financial institutions, corporations and alternative asset managers. Prior to that, she was an Associate at Cadwalader, Wickersham & Taft. Ms. Siegel holds a Bachelor of Arts in International Economics from the University of Michigan and received a Juris Doctor with honors from Brooklyn Law School.
Colleen Kilfoyle is the Chief Compliance Officer of the Company, a position she has held since May 2024. Ms. Kilfoyle is Managing Director, Chief Compliance Officer, Chief Litigation and Regulatory Counsel for Sculptor, a position she has held since 2024. In her current role, Ms. Kilfoyle oversees Sculptor’s global compliance team and is responsible for managing Sculptor’s global compliance program. Prior to her current role with Sculptor, Ms. Kilfoyle was Managing Director, Head of Litigation and Anti-Corruption Programming. Prior to joining the Firm in 2015, Ms. Kilfoyle was an Associate Attorney with Dickstein Shapiro LLP where her practice focused on complex civil and bankruptcy litigation. Ms. Kilfoyle holds a Bachelor of Arts in History from Boston College and a Juris Doctor from Brooklyn Law School.
Andrew Cohen is the Chief Operating Officer of the Company, a position he has held since February 2023. Since July 2019 he has been a Managing Director and Head of Asset Management at Sculptor Real Estate, where he holds overall responsibility for the asset management of Sculptor Real Estate’s equity and debt investments in the United States and Europe. Prior to his current roles, Mr. Cohen was Principal at Sculptor Real Estate from April 2017 to July 2019. Prior to joining Sculptor Real Estate in 2014, Mr. Cohen was a Director in the Commercial Real Estate,

Special Situations Group at Deutsche Bank. Prior to that, from 1997 to 2011, he was a Managing Director in Portfolio Management and Asset Management at Tishman Speyer. Mr. Cohen graduated cum laude from Tulane University where he received a Bachelor of Science in Management and graduated cum laude from Cardozo School of Law where he received a Juris Doctor.
Mark Schwartz is the Head of Acquisitions of the Company, a position he has held since May 2023. Since December 2021, he has been an Executive Managing Director and the Head of Gaming Investments at Sculptor Real Estate. Mr. Schwartz oversees Sculptor Real Estate’s investment activity in the gaming sector, including commercial, Native American, and distributed gaming. Mr. Schwartz’s prior roles at Sculptor Real Estate include his service as Managing Director, Head of Gaming Investments from April 2017 to December 2021 and Head or co-Head of North American Real Estate Credit from October 2018 to December 2023. Mr. Schwartz joined Sculptor Real Estate in 2007 as an analyst and his experience includes equity and debt investments in both stabilized and development projects across various asset classes. Mr. Schwartz graduated magna cum laude from Princeton University, where he received a Bachelor of Arts in Economics.
Anshu Kalhan is the Head of Asset Management of the Company, a position he has held since February 2023. Since September 2020, he has been a Managing Director and Head of North American Asset Management at Sculptor Real Estate where he has primary responsibility for managing Sculptor Real Estate’s U.S. and Caribbean investments across asset classes, including gaming, lodging, multifamily, senior housing, healthcare, parking, and other real estate related sectors. Prior to his current roles, Mr. Kalhan was Principal at Sculptor Real Estate from January 2017 to September 2020. Prior to joining Sculptor Real Estate in 2013, Mr. Kalhan was the Executive Director of Business Development at Foxwoods Development Company. Prior to that, he held positions at Citigroup Real Estate Lending, and was an Analyst at Argosy Gaming Company. Mr. Kalhan holds a Master of Business Administration from Indiana University and a Bachelor of Arts in Political Science and Finance from Washington University in St. Louis.
John Jenks is an independent director and a member of the Affiliate Transaction and Nominating and Corporate Governance Committees and Chair of the Audit Committee, positions he has held since February 2023. Mr. Jenks has over 30 years of investment management expertise, including extensive knowledge pertaining to the evaluation of investment managers. He has worked directly with fiduciaries on investment policy development and implementation for large multi-asset class portfolio. Additionally, he has comprehensive public and private board representation experience. Currently, he is a senior investment advisor to the Kaiser Family Foundation, an advisor to the Public Employees Retirement System of Idaho and an advisor to Everside Capital Partners, positions he has held since May 2018, January 2018 and August 2017, respectively. Mr. Jenks has also served as a board member of Berkeley Endowment Management Co. since January 2018. Prior to his current positions Mr. Jenks served as the treasurer and a board member at On Lok Inc. from July 2007 to July 2016. Previously, Mr. Jenks was the CIO of the James Irvine Foundation, a $3 billion foundation, for over 15 years and was responsible for strategy and execution resulting in top decile returns. Mr. Jenks was also the CIO for the State of Alaska with $20 billion of assets under management. Mr. Jenks earned a B.A. in Business Administration and Finance and an M.A. from Washington State University. He is also a CFA® charter holder. Mr. Jenks is a valuable member of our board of directors because of his vast real estate and accounting experience, including having served as treasurer for other larger organizations.
Robert W. Winston is an independent director and a member of the Audit, Affiliate Transaction and Nominating and Corporate Governance Committees, positions he has held since February 2023. From 1991 through 1997, Mr. Winston owned and operated Winston Hospitality, Inc. (“Hospitality”), a privately held operating company that provides management services. Under his guidance, Hospitality grew its portfolio to 38 hotels nationwide, including over 5,500 rooms in the upscale, premium branded limited-service, select-service, extended stay and full-service segments. In 1994, he co-founded and acted as chief executive officer and director of the original Winston Hotels, Inc., a real estate investment trust publicly traded on the New York Stock Exchange (NYSE: WXH), until the company was acquired in July 2007. Mr. Winston has been CEO of Hospitality since the renewal of the management company in 2007. Since November 2018, Mr. Winston has also been chairman and founder of Winston Hotels, LLC, which develops and acquires hotels in the U.S. and Canada. As an active developer since the sale of Winston Hotels, Inc., Mr. Winston has overseen significant hotel developments and redevelopments, including the Lucky Eagle Casino Hotel and the WinStar Hotel, as well as numerous Hilton-, IHG-, and Marriott-branded hotels in multiple segments and geographic locations. He previously served as the Chairman of the Board of Trustees for the University of North Carolina at Chapel Hill. He is a former director of the Raleigh, N.C. Research Triangle Foundation, and a

former chair of the Raleigh-Durham International Airport Authority Board. Mr. Winston received a B.A. in economics and political science in 1984 from the University of North Carolina at Chapel Hill. Mr. Winston is a valuable member of our board of directors because of his vast real estate experience.
Jonathan G. Geanakos is an independent director and a member of the Audit and Nominating and Corporate Governance Committees and Chair of the Affiliate Transaction Committee, positions he has held since February 2023. Mr. Geanakos brings more than 35 years of real estate investment management and capital markets experience to his role as a board member of the Company. Currently, Mr. Geanakos serves on the Board of Directors of Holland Partners Group (HPG), a preeminent developer, owner, and operator of Class A multifamily properties across the Western United States. Mr. Geanakos also serves as a Strategic Adviser to FHR Capital, LLC, a real estate private equity firm that invests in Class A logistics properties across the US on behalf of institutional and high net worth clients. From July 2019 to June 2022, he was an Executive Managing Director and voting member of the JLL Capital Markets Executive Committee and co-led JLL’s International Client Coverage team and Global Family Office Practice, each operating across the Americas, EMEA, and Asia Pacific. From May 2016 to July 2019, Mr. Geanakos served as the President of JLL Capital Markets - Americas where he led a capital markets brokerage platform across the United States and Canada, and served on JLL Capital Markets Global Board of Directors. Prior to joining JLL, Mr. Geanakos co-founded Cabot Street Capital Partners, a boutique investment platform focused on value-add/opportunistic investments across the U.S. and served as its CEO and Co-Founder from January 2014 through May 2016. Mr. Geanakos graduated from the University of Massachusetts Lowell’s Manning School of Business with a Bachelor of Science degree in Management, and Babson College’s Olin School of Business with a Masters of Business Administration. Mr. Geanakos is a valuable member of our board of directors because of his vast real estate experience.
Kristi Jackson is an independent director and a member of the Audit and Affiliate Transaction Committees and Chair of the Nominating and Corporate Governance Committee, positions he has held since February 2023. Since 2009, Ms. Jackson has served as co-founder and Chairman of TFA Capital Partners, an investment bank and finance company serving the needs of Native American Tribes. From 1995 to 2009, Ms. Jackson served as a Managing Director at Banc of America Securities, leading the Tribal finance effort on the bank’s investment banking platform. From December 2021 to June 2023, she served as an independent director of the affiliated Sculptor Acquisition Corp I and was a member of its audit, nominating and compensation committees. Ms. Jackson is a member of the Advisory Board of SlotCo, a corporation owned by Mille Lacs Corporate Ventures, an enterprise of the Mille Lacs Band of Ojibwe Indians. Ms. Jackson is a member of the Corporate Board of Advisors for the Native American Finance Officers Association and has been a member of the Advisory Board for the Global Gaming Expo (G2E) industry conference. Ms. Jackson received a bachelor’s degree in economics and mathematics from the University of California at Irvine and an MBA from the Anderson School at UCLA. Ms. Jackson holds FINRA series 7, 24 and 63 securities licenses. Ms. Jackson is a valuable member of our board of directors because of her vast finance and leadership experience.
Board of Directors
We operate under the direction of our board of directors. Our board of directors has retained our Adviser to manage the acquisition and dispositions of our investments, subject to the board of directors’ oversight.
We currently have a seven-member board. Our board of directors may change the number of directors, subject to certain limits. The number of directors may never be less than three nor more than 15 directors unless we amend our bylaws. Our corporate governance guidelines provide that a majority of our board seats must be for independent directors. Our corporate governance guidelines define an independent director as a director who is not and has not for the last two years been associated, directly or indirectly, with Sculptor or our Adviser. Pursuant to our corporate governance guidelines, a director is deemed to be associated with Sculptor or our Adviser if he or she owns a material interest in, is employed by, is an officer or director of, or has any material business or professional relationship with Sculptor, our Adviser or any of their affiliates, performs services (other than as a director) for us, or serves as a director or trustee for more than three REITs sponsored by Sculptor or advised by our Adviser. For purposes of this definition, “affiliate” does not include a REIT or other investment program organized by Sculptor or advised or managed by our Adviser or its affiliates. In addition, consistent with the above, serving as an independent director of or receiving independent director fees from or owning an interest in a REIT or other investment program organized by Sculptor or advised or managed by the Adviser or its affiliates shall not, by itself, cause a director to be deemed associated with Sculptor or the Adviser. A business or professional relationship will be deemed material per se if the gross income derived by the director from Sculptor, our Adviser or any of their affiliates during either of the last two years exceeds 5% of either (1) the director’s annual gross income derived from all sources during either of the last two years or (2) the director’s net worth on a fair market value basis as of the end of the applicable year. An ownership interest is considered material if the value of such interest exceeds 5% of the director’s net worth on a fair market value basis. An indirect association is defined to include circumstances in which the director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law or brothers- or sisters-in-law is or has been associated with us, Sculptor, our Adviser or any of their affiliates. Our corporate governance guidelines require that each director affiliated with Sculptor have at least three years of relevant experience demonstrating the knowledge required to successfully acquire and manage the type of assets that we intend to acquire. Our corporate governance guidelines also require that at least one of our independent directors must have at least three years of relevant real estate experience.
Our board of directors has determined that John Jenks, Robert Winston, Jonathan G. Geanakos and Kristi Jackson are each independent as defined by our corporate governance guidelines, as well as under the bright-line independence tests of the New York Stock Exchange.
Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease may not shorten the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of a special meeting called to remove a director must indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed. Unless otherwise provided by Maryland law, our board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders. Unless filled by a vote of the stockholders as permitted by Maryland law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on our board of directors for any other cause will be filled by a majority of the remaining directors, even if such majority is less than a quorum.
Our board of directors generally meets quarterly or more frequently if necessary, in addition to meetings of any committees of the board of directors described below. Our directors and officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. Consequently, in the exercise of their responsibilities, our directors will rely heavily on our Adviser and on information provided by our Adviser. Our board of directors is empowered to fix the compensation of all officers and approve the payment of compensation to directors for services rendered to us.
Our board of directors has adopted written policies on investments and borrowings. The board of directors may revise these policies or establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled and are in the best interests of our stockholders. Pursuant to our corporate governance guidelines, our board of directors, including a majority of our independent directors, will review our investment policies with sufficient frequency, and at least annually, to determine that they are in the best interest of our stockholders.
Committees of the Board of Directors
Our entire board of directors is responsible for supervising our business. However, pursuant to our charter, our board of directors may delegate some of its powers to one or more committees as deemed appropriate by the board of directors. Members of each of the committees discussed below are appointed by our board of directors. Our corporate governance guidelines require a majority of the members of each committee to be independent directors.
Audit Committee. Our board of directors has established an audit committee, which consists of Messrs. Jenks, Winston and Geanakos and Ms. Jackson. Mr. Jenks serves as the chair of the audit committee. The audit committee assists the board of directors in overseeing:
•	our accounting and financial reporting processes,
•	the integrity and audits of our financial statements,
•	our compliance with legal and regulatory requirements,
•	the qualifications and independence of our independent auditors and
•	the performance of our internal and independent auditors.

In addition, the audit committee selects the independent auditors to audit our annual financial statements and reviews with the independent auditors the plans and results of the audit engagement. The audit committee also approves the audit and non-audit services provided by the independent public accountants and the fees we pay for these services.
Affiliate Transaction Committee. Our corporate governance guidelines require us to have a standing affiliate transaction committee. The affiliate transaction committee is currently comprised of Messrs. Jenks, Winston and Geanakos and Ms. Jackson. Mr. Geanakos serves as the chair of the affiliate transaction committee. The affiliate transaction committee is responsible for reviewing and approving the terms of all transactions between us and Sculptor or its affiliates (including our Adviser) or any member of our board of directors, including (when applicable) the economic, structural and other terms of all acquisitions and dispositions. Generally, under our corporate governance guidelines, we may enter into transactions with Sculptor, our Adviser, our directors and their respective affiliates only if a majority of our board of directors, and a majority of the affiliate transaction committee (which is comprised of each of our independent directors), not otherwise interested in the transaction, approve the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from third parties. Under our corporate governance guidelines, the affiliate transaction committee is also responsible for reviewing our Adviser’s performance and the fees and expenses paid by us to our Adviser and any of its affiliates. However, we cannot assure investors that this committee will successfully mitigate the risks related to conflicts of interest between us and Sculptor. See Item 7, “Certain Relationships and Related Transactions, and Director Independence—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”
Nominating and Corporate Governance Committee. The nominating and corporate governance committee is currently comprised of Messrs. Jenks, Winston and Geanakos and Ms. Jackson. Ms. Jackson serves as the chair of the nominating and corporate governance committee. This committee:
•	assists our board of directors in identifying individuals qualified to become members of our board of directors;
•	recommends candidates to our board of directors to fill vacancies on the board;
•	recommends committee assignments for directors to the full board;
•	periodically assesses the performance of our board of directors;
•	reviews the compensation and benefits paid by us to our independent directors; and
•	reviews and recommends appropriate corporate governance policies and procedures to our board of directors.
ITEM 6.	EXECUTIVE COMPENSATION.
Compensation of Executive Officers
We are externally managed and currently have no employees, other than eleven employees of CapGrow Partners, LLC who operate the CapGrow business. Our executive officers serve as officers of our Adviser and are employees of our Adviser or one or more of its affiliates. Our Advisory Agreement provides that our Adviser is responsible for managing our investment activities, as such our executive officers do not receive any cash compensation from us or any of our subsidiaries for serving as our executive officers but, instead, receive compensation from our Adviser. In addition, we do not reimburse our Adviser for compensation it pays to our executive officers. The Advisory Agreement does not require our executive officers to dedicate a specific amount of time to fulfilling our Adviser’s obligations to us under the Advisory Agreement. Accordingly, our Adviser has informed us that it cannot identify the portion of the compensation it awards to our executive officers that relates solely to such executives’ services to us, as our Adviser does not compensate its employees specifically for such services. Furthermore, we do not have employment agreements with our executive officers, we do not provide pension or retirement benefits, perquisites or other personal benefits to our executive officers, our executive officers have not received any nonqualified deferred compensation and we do not have arrangements to make payments to our executive officers upon their termination or in the event of a change in control of us. Although we do not pay our executive officers any cash compensation, we pay our Adviser the fees described under Item 7, “Certain Relationships and Related Transactions, and Director Independence—The Advisory Agreement.”

Compensation to Independent Directors
On February 10, 2023, our independent directors were appointed to our board. Prior to that time, our only directors were also our executive officers, who we do not receive compensation for their service as directors.
Our board of directors, upon the recommendation of its nominating and corporate governance committee, has approved a non-employee director compensation plan, pursuant to which, each non-employee director (i.e., a director who is not affiliated with our Adviser or Sculptor): (a) will be granted an initial one-time grant of restricted shares of our common stock, valued at $100,000, following the director’s initial appointment or election to our board (the “Initial Grant”); and (b) will receive the following annual retainer consisting of: (i) (A) base cash compensation of $75,000 paid on a quarterly basis; and (B) the chairpersons of the audit committee, the nominating and corporate governance committee and the affiliate transaction committee will receive supplemental cash compensation of $10,000, $5,000, and $5,000, respectively; and (ii) a number of restricted stock valued at $25,000 on the date of our annual meeting of stockholders at which the director is appointed or elected for the next board term (the “Annual Grant”). Each director may elect to receive all or a portion of the amounts otherwise payable in cash in the form of restricted shares of our common stock.
Through September 3, 2023, any grant of restricted stock was based on the then-current per share transaction price of our Class F shares at the time of grant. Thereafter, the Annual Grant will be based on the then-current per share transaction price of our Class E shares at the time of grant. Restricted stock grants will generally vest on the first anniversary of the date of grant. On April 12, 2024, our Board of Directors unanimously approved the issuance of Class E shares to our non-employee directors in exchange for Class F shares previously issued to them.
We do not intend to pay our directors additional fees for attending board meetings, but we intend to reimburse each of our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Our directors who are affiliated with our Adviser or Sculptor will not receive additional compensation for serving on the board of directors or committees thereof.
In June 2024, the Company granted approximately $0.2 million or approximately 22,792 Class E restricted shares of common stock which represented the Annual Grant and such portion of the cash retainer that the independent directors elected to receive in restricted stock. As of June 30, 2024, total compensation payable in cash at their election was less than $0.1 million. As of June 30, 2024, 90,514 shares of Class E stock have been granted (including reinvestment of dividends) to our independent directors under the compensation plan. Certain of these shares are unvested and subject to forfeiture.
The following table sets forth the compensation earned by or paid to our directors during the year ended December 31, 2023:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Steven Orbuch	—	—	—
Nicholas Hecker	—	—	—
Herbert A. Pollard	—	—	—
John Jenks	75,394	125,000	200,394
Jonathan G. Geanakos	70,959	125,000	195,959
Kristi Jackson	35,479	169,384	204,863
Robert Winston	—	208,219	208,219

(1)
Includes the total value in restricted stock granted to each of our independent directors and cash compensation paid in the form of restricted shares of our common stock during the year ended December 31, 2023, excluding any shares earned under the distribution reinvestment plan. The grants of Class F restricted shares were made in March 2023 and April 2023 and vest in February 2024 and March 2024, respectively. The grants were valued based on a NAV per share of our Class F shares at the date of the grant. In April 2024, our Board of Directors unanimously approved the issuance of Class E shares to our independent directors in exchange for Class F shares previously issued to them.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.
The following describes related transactions since our inception in February 2022 and currently proposed related transactions involving us, our directors, our Adviser, Sculptor and any affiliate thereof.
The Advisory Agreement
We are managed and advised by the Adviser pursuant to the Second Amended and Restated Advisory Agreement effective June 21, 2023. The Second Amended and Restated Advisory Agreement amended the advisory agreement previously in effect (the Amended and Restated Advisory Agreement effective February 9, 2023) to state that that no assignment of the agreement can be made by the Adviser without the written consent of a majority of our independent directors. Our board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to our company and our Operating Partnership. Pursuant to the Advisory Agreement, our board of directors has delegated to our Adviser the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. We believe that our Adviser currently has sufficient staff and resources so as to be capable of fulfilling the duties set forth in the Advisory Agreement.
Services
Pursuant to the terms of the Advisory Agreement, our Adviser is responsible for, among other things:
•
serving as an advisor to us and the Operating Partnership with respect to the establishment and periodic review of our investment guidelines and our and the Operating Partnership’s investments, financing activities and operations;

•
sourcing, evaluating and monitoring our and Operating Partnership’s investment opportunities and executing the acquisition, management, financing and disposition of our and Operating Partnership’s assets, in accordance with our investment guidelines, policies and objectives and limitations, subject to oversight by our board of directors;

•
with respect to prospective acquisitions, purchases, sales, exchanges or other dispositions of investments, conducting negotiations on our and Operating Partnership’s behalf with sellers, purchasers, and other counterparties and, if applicable, their respective agents, advisors and representatives, and determining the structure and terms of such transactions;

•	providing us with portfolio management and other related services;
•	serving as our advisor with respect to decisions regarding any of our financings, hedging activities or borrowings; and
•	engaging and supervising, on our and Operating Partnership’s behalf and at our and the Operating Partnership’s expense, various service providers.
The above summary is provided to illustrate the material functions which our Adviser will perform for us, and it is not intended to include all of the services that may be provided to us by our Adviser or third parties.
Term and Termination Rights
The initial term of the Advisory Agreement is for two years from the effective date of the agreement, subject to renewals by our board of directors for an unlimited number of successive one-year periods. Pursuant to our corporate governance guidelines, our independent directors will evaluate the performance of our Adviser before renewing the Advisory Agreement. The Advisory Agreement may be terminated:
•	by the Adviser immediately upon a “change of control” of us or our Operating Partnership;
•	by the Adviser immediately upon a material breach of the Advisory Agreement by us or the Operating Partnership;
•	immediately by us for “cause” or upon the bankruptcy of our Adviser;

•	upon 60 days’ written notice by us without cause or penalty upon the vote of a majority of our independent directors; or
•	upon 60 days’ written notice by our Adviser.
In the event the Advisory Agreement is terminated, our Adviser will be entitled to receive its prorated management fee through the date of termination. In addition, upon the termination or expiration of the Advisory Agreement, our Adviser will cooperate with us and take all reasonable steps requested to assist our board of directors in making an orderly transition of the advisory function.
Management Fee, Performance Participation and Expense Reimbursements
Management Fee. Subject to the limitations described below under “—Reimbursement by our Adviser,” as compensation for its services provided pursuant to the Advisory Agreement, we pay our Adviser a management fee of 0.50% of aggregate NAV of Class F and Class FF shares, 0.75% of the aggregate NAV of Class A and Class AA shares, and 1.25% of the aggregate NAV of our Class D, I and S shares (to the extent outstanding) per annum payable monthly in arrears. Additionally, to the extent that our Operating Partnership issues Operating Partnership units to parties other than us, our Operating Partnership will pay our Adviser a management fee equal to 1.25% of the aggregate NAV of the Operating Partnership attributable to such Operating Partnership units not held by us per annum payable monthly in arrears. No management fee will be paid with respect to Class E shares or Class E units, which are only expected to be held by Sculptor, its personnel and affiliates. In calculating the management fee, we will use our NAV and the NAV of the Operating Partnership units not held by us before giving effect to monthly accruals for the management fee, the performance participation allocation, distribution fees or distributions payable on our shares or Operating Partnership units.
Effective upon the acquisition of CapGrow in January 2023, we owe management fees that may be paid, at our Adviser’s election, in cash, Class E shares or Class E units of our Operating Partnership. Our Adviser’s ability to elect to receive Class E shares of our common stock or Class E units of our Operating Partnership may benefit to our Company for cash management purposes and may further align our Adviser’s interests with our stockholders.
During the year ended December 31, 2023, the Company incurred management fees amounting to $0.9 million, of which $0.7 million was paid through the issuance of 69,325 Class E Shares for the management fee incurred from January 2023 through October 2023. During the six months ended June 30, 2024, the Company incurred management fees amounting to $0.6 million, of which $0.4 million was paid through the issuance of 27,905 Class E shares for the management fee incurred from November 2023 through April 2024. As of June 30, 2024 and December 31, 2023, the Company owed management fees amounting to $0.2 million and $0.2 million, respectively.
Performance Participation. So long as the Advisory Agreement has not been terminated, the Special Limited Partner will hold a performance participation interest in the Operating Partnership, which has three components: a performance participation interest with respect to the Class D units, Class I units and Class S units (the “Performance Allocation”); a performance allocation with respect to the Class A units and Class AA units (the “Class A Performance Allocation”); and a performance allocation with respect to the Class F units and Class FF units (the “Class F Performance Allocation”). The Performance Allocation entitles the Special Limited Partner to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up; the Class A Performance Allocation entitles the Special Limited Partner to receive an allocation equal to 10.0% of the Class A Total Return, subject to a 7% Class A Hurdle Amount and a High-Water Mark, with a 50% Catch-Up; and the Class F Performance Allocation entitles the Special Limited Partner to receive an allocation equal to 6.25% of the Class F Total Return, subject to a 7% Class F Hurdle Amount and a High-Water Mark, with a 50% Catch-Up (each term as defined under “Summary of our Operating Partnership Agreement—Special Limited Partner Interest”).
As of December 31, 2023, the Company owed performance allocations amounting to $1.6 million. In January 2024, the Company issued 144,239 Class E units to the Special Limited Partner as payment for the 2023 performance allocation. As of June 30, 2024, the Company did not owe a performance allocation.
Expense Reimbursement. Subject to the limitations described below under “—Adviser Support” and “—Reimbursement by our Adviser,” our Adviser is entitled to reimbursement of all costs and expenses incurred by it or its affiliates on our behalf, provided that our Adviser is currently responsible for the expenses related to any and all personnel of our Adviser who provide investment advisory services to us pursuant to the Advisory Agreement (including, without limitation, each of our executive officers and any directors who are also directors, officers or employees of our Adviser or any of its affiliates), including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel. Without limiting the generality of the foregoing, costs eligible for reimbursement include for out-of-pocket costs and expenses our Adviser incurs in connection with the services it provides to us related to (1) organization and offering expenses (described in more detail below under “—Adviser Support”) but excluding upfront selling commissions and distribution fees, (2) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other services providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (3) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person, and (4) out-of-pocket expenses in connection with the selection and acquisition of properties and real estate debt, whether or not such investments are acquired. Such out-of-pocket costs and expenses will include expenses relating to compliance-related matters and regulatory filings relating to our activities (including, without limitation, expenses relating to the preparation and filing of Form PF, Form ADV, reports to be filed with the CFTC, reports, disclosures, and/or other regulatory filings of our Adviser and its affiliates relating to our activities (including our pro rata share of the costs of our Adviser and its affiliates of regulatory expenses that relate to us and Other Sculptor Accounts)). We may change our expense reimbursement arrangements with our Adviser in the future.
During the six months ended June 30, 2024 and the year ended December 31, 2023 , the Company incurred operating expenses reimbursable to the Adviser of $1.9 million for both periods. As of June 30, 2024 and December 31, 2023, the Company owed the Adviser $0.8 million and $0.4 million, respectively, for expenses paid on its behalf.
Adviser Support. Through March 2024, our Adviser advanced all expenses on our behalf in connection with our formation and the raising (or attempted raise) of equity capital, including (without limitation) the following: legal, accounting, investment banking and other advisory fees; regulatory and other filing fees; expenses of qualification of the sale of our shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees; printing, engraving and mailing costs; expenses of the marketing and distribution of the shares, reasonable bona fide due diligence expenses of a dealer manager and selected dealers supported by detailed and itemized invoices, costs in connection with sales and marketing materials, design and website expenses, salaries of employees while engaged in sales activity, fees and expenses of a dealer manager’s attorneys, costs related to investor and broker-dealer sales meetings, including fees to attend retail seminars sponsored by a dealer manager or selected dealers and reimbursements to a dealer manager and selected dealers for customary travel, lodging and meals; charges of administrators, transfer agents, registrars, trustees, escrow holders, depositaries and experts; but excluding upfront selling commissions and distribution fees. The costs of an audit of our financial statements for the year ended December 31, 2022 will be considered an organization expense for this purpose as will all costs associated with raising $150 million in December of 2022 and the costs associated with our efforts to register a public offering with the SEC and the states (including, without limitation, filing fees with the states and FINRA and related legal fees), which efforts were not pursued after we decided to conduct our offering privately. We will reimburse our Adviser for all such advanced expenses ratably over the 60 months following March 2024 except our Adviser has indicated that it does not intend to seek reimbursement of certain costs associated with our pursuit of a public offering, such as state and FINRA registration fees.
During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company incurred organization and offering costs of $0.2 million and $1.6 million, respectively. As of June 30, 2024 and December 31, 2023, the Company owed organization and offering costs of $3.3 million and $3.4 million, respectively.
Reimbursement by our Adviser. Commencing four fiscal quarters after we acquire our first asset, our Adviser will reimburse us for any expenses that cause our Total Operating Expenses in any four consecutive fiscal quarters to exceed the greater of: (1) 2% of our Average Invested Assets or (2) 25% of our Net Income.
Notwithstanding the foregoing, to the extent that our Total Operating Expenses exceed these limits and the independent directors determine that the excess expenses were justified based on such factors that they deem sufficient, our Adviser would not be required to reimburse us. If we have a class of securities registered under the Exchange Act, then within 60 days after the end of any fiscal quarter for which our Total Operating Expenses for the four consecutive fiscal quarters then ended exceed these limits and our independent directors approve such excess amount, we will send our stockholders a written disclosure of such fact, or will include such information in our next quarterly report on Form 10-Q or in a current report on Form 8-K filed with the SEC, together with an explanation of the factors our independent directors considered in arriving at the conclusion that such excess expenses were justified. In addition, our independent directors will review at least annually the total fees and expense reimbursements for operating expenses paid to our Adviser and the Special Limited Partner to determine if they are reasonable in light of our performance, our net assets and our net income and the fees and expenses of other comparable unaffiliated REITs. Each such determination will be recorded in the minutes of a meeting of the independent directors.
Independent Directors’ Review of Compensation. Pursuant to our corporate governance guidelines, our independent directors will evaluate at least annually whether the compensation that we contract to pay to our Adviser is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our corporate governance guidelines. Our independent directors will supervise the performance of our Adviser and the compensation we pay to it to determine that the provisions of the Advisory Agreement are being carried out. This evaluation is based on the factors set forth below, as well as any other factors deemed relevant by the independent directors:
•	the amount of fees paid to our Adviser in relation to the size, composition and performance of our investments;
•	the success of our Adviser in generating investments that meet our investment objectives;
•	rates charged to other externally advised REITs and other similar investment entities by advisors performing similar services;
•	additional revenues realized by our Adviser and its affiliates through their advisory relationship with us (including the performance participation allocation paid to the Special Limited Partner);
•	the quality and extent of the services and advice furnished by our Adviser;
•	the performance of the assets, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and
•	the quality of our portfolio in relationship to the investments generated by our Adviser for its own account.
In addition to the management fee, performance participation and expense reimbursements, we have agreed to indemnify and hold harmless our Adviser and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the Advisory Agreement, subject to certain limitations. See Item 12, “Indemnification of Directors and Officers.”
Other Activities by Sculptor and its Affiliates
Businesses or Services Provided by our Adviser to Others. The Advisory Agreement provides that (i) our Adviser and its affiliates, officers, directors or employees may engage in other businesses or render services of any kind to any other person or entity, whether or not the investment objectives or guidelines of any such other person or entity are similar to those of ours, including, without limitation, the sponsoring or managing of any Other Sculptor Accounts, (ii) our Adviser or any of its affiliates, officers, directors or employees may buy, sell or trade any securities or commodities for their own accounts or for the account of others for whom our Adviser or any of its affiliates, officers, directors or employees may be acting and (iii) our Adviser and any of its affiliates may receive fees or other compensation or profits from activities described in clauses (i) or (ii) above, which shall be for our Adviser’s (and/or its affiliates’) sole benefit. In particular, there will be overlap of investment opportunities with certain Other Sculptor Accounts that are actively investing and similar overlap with future Other Sculptor Accounts.
Allocation of Investment Opportunities. The Advisory Agreement acknowledges that, while information and recommendations supplied to us shall, in our Adviser’s reasonable and good faith judgment, be appropriate under the circumstances and in light of our investment guidelines, such information and recommendations may be different in certain material respects from the information and recommendations supplied by our Adviser or its affiliates to others (including, for greater certainty, the Other Sculptor Accounts and their investors, as described below). In addition, as acknowledged in the Advisory Agreement, affiliates of our Adviser advise and/or manage one or more Other Sculptor Accounts and we expect will in the future sponsor, advise and/or manage additional Other Sculptor Accounts. This overlap will from time to time create conflicts of interest. Additionally, in certain circumstances investment opportunities suitable for us will not be presented to us.
Pursuant to the terms of the Advisory Agreement, we have acknowledged and agreed that (i) as part of Sculptor’s or its affiliates’ regular businesses, personnel of our Adviser and its affiliates will from time to time work on other projects and matters (including with respect to one or more Other Sculptor Accounts), and that conflicts will from time to time arise with respect to the allocation of personnel between us and one or more Other Sculptor Accounts and/or our Adviser and such other affiliates, (ii) Other Sculptor Accounts may invest, from time to time, in investments in which we also invest (including at a different level of an issuer’s capital structure (e.g., an investment by an Other Sculptor Account in a debt or mezzanine interest with respect to the same portfolio entity in which we own an equity interest or vice versa) or in a different tranche of equity or debt with respect to an issuer in which we have an interest) and while Sculptor and its affiliates will seek to resolve any such conflicts in a fair and reasonable manner (subject to any priorities of Other Sculptor Accounts) in accordance with its policies and procedures with respect to conflicts resolution among Other Sculptor Accounts generally, such transactions are not required to be presented to our board of directors or any committee thereof for approval (unless otherwise required by our corporate governance guidelines or investment guidelines), and there can be no assurance that any conflicts will be resolved in our favor, and (iii) the terms and conditions of the governing agreements of such Other Sculptor Accounts (including with respect to the economic, reporting, and other rights afforded to investors in such Other Sculptor Accounts) are materially different from the terms and conditions applicable to us and our stockholders, and neither we nor any of our stockholders (in such capacity) shall have the right to receive the benefit of any such different terms applicable to investors in such Other Sculptor Accounts as a result of an investment in us or otherwise.
Transactions with any Other Sculptor Account or Affiliate. Pursuant to the terms of the Advisory Agreement, and subject to applicable law, our Adviser is not permitted to consummate on our behalf any transaction that involves (i) the sale of any investment to or (ii) the acquisition of any investment from Sculptor, any Other Sculptor Accounts or any of their affiliates unless such transaction is approved by a majority of our directors, including a majority of independent directors, not otherwise interested in such transaction as being fair and reasonable to us. In addition, for any acquisition of real property by us from Sculptor, any Other Sculptor Accounts or any of their affiliates, our purchase price will be limited to the cost of the property to the affiliate, including acquisition-related expenses, or if substantial justification exists, the current appraised value of the real property as determined by an independent expert. In addition, we may enter into joint ventures with Other Sculptor Accounts, or with Sculptor, our Adviser, one or more of our directors, or any of their respective affiliates, only if a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us. Pursuant to the terms of the Advisory Agreement, it is agreed that our Adviser will seek to resolve any conflicts of interest in a fair and reasonable manner (subject to any priorities of Other Sculptor Accounts) in accordance with its policies and procedures with respect to conflicts resolution among Other Sculptor Accounts generally, but only those transactions set forth in this paragraph will be expressly required to be presented for approval to the independent directors of our board of directors or any committee thereof (unless otherwise required by our corporate governance guidelines or our investment guidelines).
The CapGrow Transaction
On January 4, 2023, we acquired a 62% controlling indirect interest in CapGrow at a total enterprise value of approximately $455 million. Debt of approximately $221 million was assumed in the transaction which resulted in an approximate cash outlay of $141 million by SDREIT to acquire this interest. Our purchase of CapGrow was effected through the Initial Sale. This interest was acquired from Seller, which is an affiliate of our Adviser and which retained a 33% interest in CapGrow Managing Member effective at the date of the Initial Sale through July 5, 2023, the date the first purchase option was exercised by us, as described further below.
We have the right to buy the remaining interests in CapGrow Managing Member from Seller by January 3, 2025 at a price (i) for the first 12 months following the Initial Sale, that is based on a 6.5% capitalization rate on net operating income excluding corporate general and administrative expenses (“pre-corporate G&A NOI”) calculated at the time of the subsequent purchase; and (ii) for the second year following the Initial Sale, that is equal to a 6.0% capitalization rate on pre-corporate G&A NOI calculated at the time of purchase. As the managing member of CapGrow Managing Member, we have near absolute control over CapGrow, including the ability at all times on or after the Initial Sale to force a sale of CapGrow Managing Member or its interest in CapGrow or 100% of CapGrow itself. However, if we have not exercised our option to acquire the full 100% ownership interest in CapGrow Managing Member within 24 months of the Initial Sale (i.e., by January 3, 2025), then Seller can also force a sale of CapGrow Managing Member or its interest in CapGrow or 100% of CapGrow.
Our purchase of an indirect interest in CapGrow occurred prior to the date on which our board was expanded to include independent directors. Entering into transactions with related parties increases the risk of transacting on terms that are less favorable to us than those that would be available from a third party. That risk is heightened when the transaction occurs without the consideration of independent directors. However, the purchase price was supported by two third-party bids (one from March 2022 and the other from July 2022) and by a valuation report by a third-party valuation firm engaged on behalf of Seller. Additionally, the purchase was approved by Founding Investor, and Sculptor Capital LP, which were our sole stockholders at the time of the acquisition. The transaction was also recommended by our external adviser after completing its internal procedures with respect to related-party transactions, including the approval of its conflicts committee.
On June 21, 2023, our affiliate transaction committee approved the Company’s purchase of additional ownership interests in one or more transactions (no more than once monthly) until January 3, 2024 in CapGrow Managing Member from Seller on the previously negotiated terms as fair and reasonable to the Company. On July 5, 2023, the Company acquired additional indirect equity interests in CapGrow for $18 million, thereby increasing its indirect controlling interests in CapGrow to 69.22%. Consistent with our corporate governance guidelines, the affiliate transaction committee determined that although the price to the Company is in excess of the cost of the asset to Seller, substantial justification exists for such excess and such excess is reasonable because (1) the Seller had owned its interest in CapGrow since February 27, 2015 and the CapGrow business and real estate assets had increased in value during the Seller’s ownership period (as supported by the third-party bids, valuation report and the Founding Investor approval referenced above), (2) our shareholders have benefited from the returns from our investment in CapGrow to date and (3) we run the risk of a forced sale of our interest in CapGrow if we do not acquire all of the remaining interests in CapGrow Managing Member by January 3, 2025 (as described above), which sale could be on terms that we view as unattractive.
On October 2, 2023, the Company, with the previous approval of the Company’s affiliate transaction committee, acquired additional indirect equity interests in CapGrow for $25 million, thereby increasing its indirect controlling interests in CapGrow to 79.64%. As of December 31, 2023, the Company owns 79.81% indirect controlling interests in CapGrow.
As of June 30, 2024, CapGrow owns a portfolio of 1,059 primarily single-family homes leased to and operated by care providers that serve individuals with intellectual and developmental disabilities. The homes in the CapGrow portfolio are leased to 40 different care providers in 39 states, providing housing for over 4,000 adults as of June 30, 2024. The leases are on a triple-net or modified triple-net basis, meaning that the lessee is generally responsible for property taxes, property insurance and maintenance in addition to rent and utilities. Typical lease terms are between five and ten years. CapGrow’s leases also provide that all care-related liability is to be borne by the care provider/lessee. The care providers/lessees typically receive funding from Medicaid.
The Neptune Transaction
On February 23, 2024, CapGrow, CapGrow’s founder and CapGrow Neptune Investor, an affiliate of Sculptor, entered into a joint venture arrangement to form the Neptune JV.
Pursuant to the terms of the Neptune JV Agreement, CapGrow and CapGrow’s founder each contributed approximately $1.9 million for a 5% membership interest and Neptune Investor contributed approximately $34.2 million for a 90% membership interest. On February 23, 2024, the Neptune JV acquired a portfolio of 33 homes predominately located in California in a sale-leaseback transaction for an approximate purchase price of $102.0 million, including closing costs. The acquisition was financed partly in cash and net proceeds from a $66.0 million, 5-year fixed rate mortgage loan. Pursuant to the terms of the Neptune JV Agreement, CapGrow has the right to receive an additional profit interest based on meeting certain internal rate of return hurdles and reimbursement of certain overhead costs. Neptune Investor holds the controlling interests in Neptune JV and as such, the Company accounts for this investment as an unconsolidated joint venture and reports under the equity method of accounting.
In accordance with the Company’s corporate governance guidelines, the Company’s affiliate transaction committee reviewed and approved the Neptune Transaction as fair and reasonable to the Company.
Indemnification Agreements with Directors and Officers
We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we would indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of his or her service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. Our directors and officers are also covered by an insurance policy that covers directors and officers of certain entities sponsored by Sculptor.

Sale of Shares to Sculptor Capital LP
We were capitalized through the purchase of (i) 200 shares of our common stock for consideration of $2,000 on March 24, 2022 and (ii) 19,600 shares of our common stock for consideration of $196,000 on August 4, 2022, in each case by Sculptor Capital LP, an affiliate of Sculptor.
Potential Conflicts of Interest with our Adviser and its Affiliates
We are subject to various conflicts of interest arising out of our relationship with our Adviser and its affiliates, some of whom serve as our executive officers and our directors. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to ameliorate some of the risks posed by these conflicts.
Receipt of Fees by Our Adviser and its Affiliates
Our Adviser and its affiliates receive substantial fees from us as summarized in the preceding section entitled – “Management Fee, Performance Participation and Expense Reimbursements,” which fees were not negotiated at arm’s length. These fees could influence our Adviser’s advice to us as well as the judgment of its affiliates, some of whom also serve as our executive officers and our directors. Among other matters, these compensation arrangements could affect their judgment with respect to:
•	the continuation, renewal or enforcement of our agreements with our Adviser and its affiliates, including the Advisory Agreement;
•
equity offerings by us, including using our securities to acquire portfolios or other companies, which would entitle our Adviser to additional asset management fees, which are based on our aggregate NAV irrespective of stockholder returns;

•
the recommendation of higher-yielding but riskier investments, which may be encouraged by the Special Limited Partner’s performance participation interest in our Operating Partnership, which is based on our total distributions plus the change in NAV per share;

•
recommendations to our board of directors with respect to developing, overseeing, implementing, coordinating and determining our NAV and our NAV procedures, the provision of forward-looking property-level information to the independent valuation advisor or the decision to adjust the value of certain of our assets or liabilities in connection with the determination of our NAV, especially given that the advisory fees we pay our Adviser and the Special Limited Partner’s performance participation allocation are based on our NAV;

•	share repurchases, which have the effect of reducing asset management fees payable to our Adviser;
•	asset sales, which have the effect of reducing asset management fees if the proceeds are distributed to our stockholders rather than reinvested; and
•	whether we engage affiliates of our Adviser for other services, which affiliates may receive fees in connection with the services regardless of the quality of the services provided to us.
Our Affiliates’ Interests in Other Programs or Accounts Sponsored or Managed by Sculptor
Our Adviser and its affiliates sponsor or manage other programs, such as private investment funds and publicly traded investment vehicles (including SPACs), as well as managed accounts. All of our executive officers and our affiliated directors are also officers, directors, managers, key professionals and/or holders of direct or indirect interests in (i) our Adviser, (ii) other affiliated investment advisers that are the managers of other programs or managed accounts, and (iii) other Sculptor-managed or -sponsored investment vehicles. Our Adviser and its affiliates have legal and financial obligations with respect to other programs or accounts managed or sponsored by them. In the future, our Adviser and its affiliates are expected to sponsor and manage other programs.
Conflicts of interest may arise between us and the current and future programs advised or sponsored by our Adviser and its affiliates, including with respect to:
•	the allocation of investment opportunities among programs and accounts managed by our Adviser and its affiliates (see “—Allocation of Investment Opportunities” below);

•	the allocation of personnel and time among programs and accounts managed or sponsored by our Adviser and its affiliates;
•	the acquisition of assets from, or the sale of assets to, other Sculptor-managed programs and accounts; and
•	competition from other Sculptor-managed programs or accounts when leasing a property or selling an asset or hiring service providers.
Allocation of Investment Opportunities
We rely on our Adviser to present investment opportunities to us. Our Adviser and its affiliates also manage other programs that invest in real estate and real estate related securities. Our Adviser is not contractually obligated to present any particular opportunities to us before presenting them to other programs and managed accounts it advises. On the other hand, affiliates of our Adviser are contractually obligated to present certain opportunities to other managed programs or accounts before they are presented to us, and our Adviser or its affiliates may enter into similar arrangements with other programs it manages in the future. As a result, we will not participate in every investment opportunity that falls within our investment objectives.
With respect to Other Sculptor Accounts with investment objectives or guidelines that overlap with ours but that do not have priority over us, investment opportunities are allocated among us and one or more Other Sculptor Accounts in accordance with Sculptor’s policies and procedures on a basis that our Adviser and its affiliates believe to be fair and equitable over time in their sole discretion, which may be subject to one or more of the following considerations: (i) any applicable investment objectives or focus of ours and such Other Sculptor Accounts (which, for us, includes our primary objective of providing attractive current income in the form of regular, stable cash distributions), (ii) any investment limitations, parameters or contractual provisions of ours and such Other Sculptor Accounts, (iii) the sector, geography/location, expected return profile, expected distribution rates, anticipated cash flows, expected stability or volatility of cash flows, leverage profile, risk profile and other features of the applicable investment opportunity and its impact on portfolio concentration and diversification, (iv) maintaining structuring and financing flexibility, (v) legal, tax, accounting and regulatory considerations, (vi) any other requirements or considerations set forth in the governing documents of any Other Sculptor Account and (vii) other considerations deemed relevant by our Adviser and its affiliates (including, without limitation, maintaining our qualification as a REIT and our ability to avoid registration as an investment company under the Investment Company Act).
Despite these conflicts and priority arrangements, we generally expect our Adviser to offer real estate investment opportunities to Other Sculptor Accounts when those opportunities involve either debt or equity investments that (i) have an opportunistic or value-add risk profile (e.g., may involve acquiring, developing or lending on vacant or partially vacant building or repositioning an asset in whole or in part from one use to another) or (ii) have a shorter-term investment horizon consistent with the finite-life nature of the other real estate programs managed by our Adviser. On the other hand, subject to our Adviser’s contractual obligations and other investment considerations set forth above, we generally expect our Adviser to offer us the opportunity to invest in “stabilized” assets with a longer-term holding period consistent with our program’s perpetual life. However, there will likely be exceptions to these general expectations, and Other Sculptor Accounts may be offered “stabilized” and longer-term investments before we are.
Our Adviser could also consider other factors when making allocation decisions among programs, such as a program’s portfolio composition, objectives, guidelines, restrictions (including those imposed by law or regulation), strategy, capacity and liquidity. Our Adviser has adopted investment allocation policies and procedures in order to guide its allocation decisions. These policies and procedures may be amended without our input and without notice to us.
Valuation Conflicts
Our Adviser is paid a management fee for its services based on our NAV. In addition, the distributions to be received by the Special Limited Partner with respect to its performance participation interest in the Operating Partnership will be based in part upon the Operating Partnership’s net assets (which is a component of our NAV). Although third-party appraisals will be utilized in the calculation of our NAV, such appraisals will be based in part on information and estimates provided by our Adviser. Other components of our NAV will also be based on the subjective judgments of personnel of our Adviser. Therefore, there is a risk that conflicts of interest could influence the fees payable to our Adviser and the distributions payable to the Special Limited Partner.

Certain Conflict Resolution Measures
Affiliate Transaction Committee
To ameliorate the risks created by conflicts of interest, we have adopted corporate governance guidelines that require us to have a standing affiliate transaction committee of our board of directors composed of all of our independent directors. This committee will be asked to approve transactions with affiliates, including purchases and sales with related parties, the renewal or amendment of our Advisory Agreement and the annual evaluation of our Adviser’s performance. Our affiliate transaction committee may retain its own legal and financial advisors at our expense.
Corporate Governance Guidelines
Our corporate governance guidelines contain a number of restrictions relating to conflicts of interest, the most significant of which are discussed below.
Adviser Compensation. The affiliate transaction committee evaluates at least annually whether the compensation that we contract to pay to our Adviser and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by our corporate governance guidelines. This committee supervises the performance of our Adviser and its affiliates and the compensation we pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation is based on the following factors as well as any other factors deemed relevant by the affiliate transaction committee:
•	the amount of the fees and any other compensation, including stock-based compensation, paid to our Adviser and its affiliates in relation to the size, composition and performance of our investments;
•	whether the total fees and expenses incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;
•	the success of our Adviser in generating appropriate investment opportunities for us;
•	the rates charged to other companies, including other REITs, by advisors performing similar services;
•	additional revenues realized by our Adviser and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;
•	the quality and extent of service and advice furnished by our Adviser and its affiliates;
•	the performance of our investment portfolio; and
•	the quality of our portfolio relative to the investments generated by our Adviser and its affiliates for their own account.
Term of Advisory Agreement. The initial term of the Advisory Agreement is two years. Following this initial term, each contract for the services of our Adviser may not exceed one year, although there is no limit on the number of times that we may retain a particular advisor. The affiliate transaction committee or our Adviser may terminate our Advisory Agreement without cause or penalty on 60 days’ written notice. In such event, our Adviser must cooperate with us and our directors in making an orderly transition of the advisory function.
Our Acquisitions. We will not purchase assets in which our Adviser, our sponsor, any of our directors or officers or an affiliate thereof has an interest without a determination by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to our Adviser, our sponsor, any of our directors or officers or an affiliate thereof, unless there is substantial justification for the excess amount and such excess is reasonable. In no event may we acquire any such real property at an amount in excess of its current appraised value as determined by an independent expert.
Joint Ventures with Affiliates. We may invest in joint ventures with the Adviser, our sponsor, a director, or their affiliates, only if a majority of the board of directors (including a majority of the independent directors) not otherwise interested in the transaction approve such investment as being fair and reasonable to us.
Limitation on Operating Expenses. Beginning four fiscal quarters after our first acquisition, i.e., commencing January 1, 2024, our Adviser must reimburse us the amount by which our aggregate Total Operating Expenses for the four fiscal quarters then ended exceed the greater of 2.0% of our average invested assets or 25.0% of our net income, unless the affiliate transaction committee has determined that such excess expenses were justified based on such factors that they deem sufficient. “Average invested assets” means the average monthly book value of our assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves. “Total Operating Expenses” means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) incentive fees or performance allocations made in compliance with our corporate governance guidelines or made in accordance with terms previously approved by a majority of our directors (including a majority of the independent directors) not otherwise interested in the transaction; (f) acquisition fees and expenses; (g) real estate commissions on the sale of property and (h) other fees and expenses connected with the acquisition, origination, disposition, management and ownership of real estate interests, mortgage loans or other property, including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property.
Issuance of Options and Warrants to Certain Affiliates. We will not issue options or warrants to purchase our common stock to our Adviser, our directors, our sponsor, or any of their affiliates, except on terms approved by a majority of our independent directors. We may issue options or warrants to persons other than our Adviser, our directors, our sponsor and their affiliates, but not at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of a majority of our independent directors has a market value less than the value of such option or warrant on the date of grant. Any options or warrants we issue to our Adviser, our directors, our sponsor or any of their affiliates shall not exceed an amount equal to 10% of the outstanding shares of our common stock on the date of grant.
Repurchase of Our Shares. Our corporate governance guidelines prohibit us from paying a fee to our Adviser, our sponsor or our directors or officers or any of their affiliates in connection with our repurchase of our common stock.
Loans to Affiliates. We will not make any loans to our Adviser, our sponsor or to our directors or officers or any of their affiliates except on terms approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in such transaction as fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties. This restriction on loans applies only to advances of cash that are commonly viewed as loans, as determined by the board of directors, and does not apply to advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor does it limit our ability to advance reimbursable expenses incurred by directors or officers or the Adviser or its affiliates. In addition, our corporate governance guidelines provide that we will not borrow from these affiliates unless a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.
Other Transactions Involving Affiliates. Our corporate governance guidelines provide that a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction must conclude that all other transactions between us, on the one hand, and our Adviser, our sponsor, any of our officers or directors or any of their affiliates, on the other, are fair and reasonable to us and are either on terms and conditions not less favorable to us than those available from unaffiliated third parties.
Reports to Stockholders. If we have a class of securities registered under the Exchange Act, our corporate governance guidelines require that we prepare an annual report, which will include financial statements prepared in accordance with US GAAP and audited by our independent registered public accounting firm, and deliver it to our common stockholders within 120 days after the end of each fiscal year. Our directors are required to take reasonable steps to ensure that such annual report complies with our corporate governance guidelines. Among the matters that our corporate governance guidelines require to be included in such annual report or included in a proxy statement delivered with the annual report are:
•	the ratio of the costs of raising capital during the year to the capital raised;
•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our Adviser and any affiliates of our Adviser by us or third parties doing business with us during the year;

•	our Total Operating Expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;
•	a report from our independent directors that our policies are in the best interests of our common stockholders and the basis for such determination; and
•
a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our Adviser, a director or any affiliate thereof during the year, which disclosure has been examined and commented upon in the report by our independent directors with regard to the fairness of such transactions.

Voting of Shares Owned by Affiliates. Pursuant to our Advisory Agreement, our Adviser has agreed that neither it nor any of its affiliates will vote any shares of our common stock regarding (i) the removal of our Adviser, (ii) the removal of a director affiliated with our Adviser, or (iii) any transaction between our Adviser, a director or any affiliate and us.
Director Independence
For information relating to our independent directors, see “Item 5, Directors and Executive Officers – Board of Directors” of this Form 10.
ITEM 8.	LEGAL PROCEEDINGS.
Neither we nor our Adviser is currently involved in any material litigation. As a registered investment advisor, our Adviser may be examined periodically by the SEC.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
Market Information
There is no established public trading market for our shares of common stock, and we do not expect a public trading market to develop. The Company has not agreed to register under the Securities Act for sale by stockholders any securities of the Company.
Net Asset Value Calculation and Valuation Guidelines
We will calculate NAV per share for each share class monthly. Our NAV for each class of shares will be based on the net asset values of our investments (including real estate debt and other securities and real estate businesses, such as CapGrow), the addition of any other assets (such as cash on hand), and the deduction of any liabilities, including the allocation/accrual of any performance participation to the Special Limited Partner, and will also include the deduction of management fees and certain organization and offering expenses (which are class-specific expenses) and any distribution fees applicable to such class of shares, in all cases as described below.
General
Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by our Adviser and our independent valuation advisors in connection with estimating the fair value of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our board of directors will review our valuation guidelines and methodologies with our Adviser’s valuation committee and one or more independent valuation advisors at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or if it otherwise believes a change is appropriate for the determination of NAV.
The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. Although we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.
Our Independent Valuation Advisors
One fundamental element of the valuation process, the valuation of our real properties and the debt encumbering our real properties, is performed by our independent valuation advisors, Altus Group U.S. Inc. (“Altus”) and Chatham Financial Corp. (“Chatham”), each of which is a valuation firm selected by our Adviser and approved by our board of directors, including a majority of our independent directors. Altus will value our real properties and Chatham will value the property-level debt that encumbers our real properties and our entity-level debt. Altus may also value our investment in the CapGrow business. Altus and Chatham are engaged in the business of rendering opinions regarding the value of commercial real properties and real estate related debt and are not affiliated with us or our Adviser. We may engage other independent valuation advisors to value other investments.
The compensation we pay to our independent valuation advisors is based on the number of real properties we own and the number of property-level and entity-level debt instruments that encumber our real properties and is not based on the estimated values of these investments and debt. Our Adviser, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows and diversifies. While our independent valuation advisors are responsible for providing the valuations described above, our independent valuation advisors are not responsible for and do not calculate or review our NAV. Our Adviser is ultimately responsible for the determination of our NAV.
Our independent valuation advisors may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors. Our independent valuation advisors will discharge their responsibilities in accordance with our valuation guidelines.
Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. Our NAV per share for each class of shares will be calculated monthly by State Street Bank and Trust Company (“State Street”) based on information obtained from our independent valuation advisors and from our Adviser, and such calculation will be reviewed and confirmed by our Adviser. Pursuant to valuation services agreements with our independent valuation advisors, our Adviser will receive (i) appraisal reports for our property investments from third-party appraisal firms that have been reviewed by Altus, (ii) restricted appraisals for other properties prepared by Altus, (iii) debt valuation reports from Chatham and (iv) valuation reports from independent valuation advisors or third-party valuation firms with respect to our investments in real estate businesses. The appraisals performed by independent third-party appraisal firms and reviewed by our Adviser will be one of several components considered by Altus in determining the value of our properties that will be used when State Street calculates our NAV per share for each class of shares.
We have agreed to indemnify our independent valuation advisors against certain liabilities arising out of these engagements. The compensation we pay to our independent valuation advisors will not be based on the estimated values of our properties or other assets.
Our independent valuation advisors are expected to continue to provide real estate appraisal and real estate valuation advisory services to Sculptor and its affiliates and have received, and are expected to continue to receive, fees in connection with such services. Our independent valuation advisors and their respective affiliates may from time to time in the future perform other commercial real estate and financial advisory services for Sculptor and its affiliates, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the independent valuation advisors as certified in the applicable appraisal or valuation report.
Valuation of Investments
Consolidated Properties
For the purposes of calculating our monthly NAV, properties that are not part of an acquired business will initially be valued at cost, which we expect to represent fair value at that time, and after two months following our acquisition of a property, it will be part of the appraisal cycle described below, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition-related costs associated with asset acquisitions and expense such costs associated with business combinations.
Each real property is appraised by a third-party appraisal firm at least once every 12 months, and such appraisal is reviewed by our Adviser and Altus. In its review, Altus will provide an opinion as to the reasonableness of each appraisal report from third-party appraisal firms. Additionally, each month Altus will provide a restricted appraisal for any real property assets that were not the subject of a third-party appraisal report during that month, and such appraisals are reviewed by our Adviser.
All appraisals are performed in accordance with the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation and the Code of Ethics & Standards of Professional Practice of the Appraised Institute. Real property appraisals are reported on a free-and-clear basis, irrespective of any property-level financing that may be in place. Such property-level debt or other financing ultimately are factored in and do impact our NAV in a manner described in more detail below.
We rely on the income approach as the primary methodology used by the third-party appraisal firms and Altus (together, the “Independent Appraisal Firms”) in valuing the real properties in our portfolio, whereby value is derived by determining the present value of a real property’s future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the appropriate capitalization and discount rates and projections of future rent and expenses based on market derived data. Other methodologies that may also be used to value properties include sales comparisons and cost approaches. Because the real property appraisals involve significant professional judgment in the application of both observable and unobservable inputs, the estimated fair values of our real properties may differ from their actual realizable values or future appraised values. Our real property valuations may not reflect the liquidation value or net realizable value of our real properties because the valuations performed by the Independent Appraisal Firms involve subjective judgments about competitive market behavior and do not reflect transaction costs that would be incurred if we were to dispose of our real properties today. Transaction costs related to an acquisition or disposition will generally be factored into our NAV no later than the closing date for such transaction, and in some circumstances such as when an asset is anticipated to be acquired or disposed, we may factor into our NAV calculation a portion of the potential transaction price and related closing costs given the likelihood that the transaction will close.
Independent Appraisal Firms request and collect all reasonably available information that they deem relevant in valuing the real properties in our portfolio from a variety of sources including, but not limited to information from management and other information derived through the Independent Appraisal Firms’ database and other industry and market data. The Independent Appraisal Firms will rely in part on property-level information provided by our Adviser.
In conducting their investigation and analyses, the Independent Appraisal Firms take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the real properties that are provided by us or our Adviser. Although the Independent Appraisal Firms may review the information supplied or otherwise made available by us or our Adviser for reasonableness, they assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and do not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with the Independent Appraisal Firms, the Independent Appraisal Firms assume that such forecasts and other information and data were reasonably prepared in good faith reflecting currently available estimates and judgments of our management and our Adviser, and rely upon us to advise the Independent Appraisal Firms promptly if any material information previously provided becomes inaccurate or is required to be updated during the period of review.
In performing their analyses, the Independent Appraisal Firms make numerous other assumptions with respect to the behavior of market participants, industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, the Independent Appraisal Firms will assume that we have clear and marketable title to each real property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, the Independent Appraisal Firms’ analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the appraisal, and any material change in such circumstances and conditions may affect the Independent Appraisal Firms’ analysis and conclusions. The Independent Appraisal Firms’ appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.
The Independent Appraisal Firms’ valuation reports are addressed solely to us and not to the public, may not be relied upon by any other person to establish an estimated value of our common stock, and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing their appraisal reports, the Independent Appraisal Firms do not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

Upon becoming aware of the occurrence of a material event impacting a real property, our Adviser will promptly notify Altus. Altus then updates its appraisal on the asset and the Adviser determines the appropriate adjustment, if any, to be made to its estimated fair value of the real property during a given month. Examples of such a material event include: (i) an unexpected termination or renewal of a material lease; (ii) a material change in vacancy levels; (iii) an unanticipated structural or environmental event at a real property; or (iv) a material capital markets event.
Unconsolidated Properties Held Through Joint Ventures
Unconsolidated properties held through joint ventures generally will be valued in a manner and frequency that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and our Adviser (or, depending on the nature of the asset or liability, an independent valuation advisor) determines the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by our Adviser using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment. Unconsolidated properties held through joint ventures will generally not be appraised or reviewed by the independent valuation advisor, Altus Group.
Valuation of Property-Level and Entity-Level Debt
Chatham, one of our independent valuation advisors, will prepare monthly valuations of the fair value of the property-level debt encumbering our real properties and our entity-level debt, which will be used in calculating our NAV. All debt will be valued using widely accepted methodologies specific to each type of debt. Newly incurred debt will initially be valued at par, which is expected to represent fair value at that time. After two months (including the month of acquisition) following the date of incurrence, Chatham will value the debt.
Each valuation report prepared by Chatham is addressed solely to our company. Chatham’s valuation reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and do not constitute a recommendation to any person to purchase or sell shares of our common stock. In preparing its reports, Chatham will not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.
Valuation of Businesses
After two months following the acquisition of a real estate related business (such as CapGrow), the enterprise value of the business will be valued using the appropriate methodology, including but not limited to discounted cash flows or public comparable company analyses, and will factor in assumptions related to expected growth rates, expected acquisitions and dispositions and the impact of active management. A valuation firm with appropriate market expertise will perform an in-depth valuation of each business acquired at least once every 12 months. In addition, our independent valuation advisor (or another third-party valuation service) will provide a restricted valuation of each business on a monthly basis (other than a business chosen for its in-depth valuation report in that same month).
Valuation of Real Estate Debt and Other Securities
Real estate debt and other securities that are not restricted as to salability or transferability are fair valued monthly based on publicly available information. Generally, to the extent the information is available, such real estate related assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. The value of these real estate related assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.
Other assets include, but may not be limited to, derivatives (other than interest rate hedges), credit rated government securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available pricing quotations and information. Other assets also include individual investments in mortgages, mortgage participations, and mezzanine loans, which are included in our determination of NAV at estimated fair value using widely accepted valuation methodologies.

Pursuant to our valuation procedures, the pricing sources of our real estate related assets and other assets are third parties other than our Adviser. However, we may utilize our Adviser as a pricing source if the asset is not considered material to the Company or there are no other pricing sources reasonably available. Real estate debt and other securities will not be appraised or reviewed by the independent valuation advisor, Altus Group.
Valuation of Liabilities
Our liabilities include the fees payable to our Adviser, accounts payable, accrued operating expenses, property-level debt, any entity-level debt and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Other than property-level or entity-level debt, we include the cost basis of our liabilities as part of NAV, which approximates fair value. These carrying amounts are meant to reasonably approximate fair value due to the liquid and short-term nature of the instruments. We include as part of NAV the fair value of our property-level debt and our entity-level debt, which will be valued monthly by Chatham, one of our independent valuation advisors, based on market factors. We will allocate the financing costs and expenses incurred in connection with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan. Liabilities allocable to a specific class of shares are only included in the NAV calculation for that class. For non-recourse, property-level mortgages that exceed the value of the underlying property, we will assume a value of zero for purposes of the property and the mortgage in the determination of NAV. Our Adviser’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment-level debt, deal terms and structure will not be reviewed by our independent valuation advisor, Altus Group.
NAV and NAV Per Share Calculation
Our NAV per share will be calculated by State Street as of the last calendar day of each month and will generally be available within 15 calendar days after the end of each applicable month. Our board of directors, including a majority of our independent directors, may replace State Street with another party, including our Adviser, if it is deemed appropriate to do so. Our Adviser is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV.
At the end of each month, before taking into consideration accrued dividends or class-specific expenses, any change in the aggregate NAV (the “Aggregate Fund NAV”) of our outstanding shares of each class of common stock will be allocated among each class of common stock based on each such class’s relative percentage of the previous Aggregate Fund NAV adjusted for issuances of shares that were effective on the first calendar day of such month and repurchases that were effective on the last calendar day of such month. Changes in our monthly Aggregate Fund NAV include, without limitation, accruals of our net portfolio income, interest expense, unrealized/realized gains and losses on assets and any non-class-specific expense reimbursements. Changes in our monthly Aggregate Fund NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. Notwithstanding anything herein to the contrary, our Adviser may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month. On an ongoing basis, our Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.
On October 1, 2023, different classes of common stock with different class-specific fees and expenses allocated to them became available for issuance. For example, we pay our Adviser a higher management fee with respect to Class A, Class AA, Class D, Class I and Class S shares (to the extent outstanding), and we allocate that expense on a class-specific basis. Other class-specific expenses include the Special Limited Partner’s performance participation allocation, distribution fees and organization and offering expenses. These class-specific expenses will result in different amounts of distributions paid with respect to certain classes of shares and/or a different NAV per share for certain classes of shares. The process of adjusting for class-specific expenses is described below.
Following the allocation of changes in our Aggregate Fund NAV as described above, NAV for each class is adjusted for class-specific accruals to determine the monthly NAV for each class. These accruals are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific accruals may differ for each class, even when the NAV per share of each class is the same. The per share amount of distributions on, and/or the NAV per share of, Class A, Class AA, Class S, Class D, Class E and Class I shares will generally differ because of different class-specific expenses. For example, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific expenses with respect to such period, then pursuant to these valuation procedures, the class-specific expenses may lower the NAV per share of a share class. Given its potential size relative to our distributions, we may also lower NAV per share of a share class to account for performance participation allocations. Therefore, as a result of the different class-specific expenses allocable to each share class, each share class could have a different NAV per share. If the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. Because the purchase price of shares in the primary offering is equal to the most recently disclosed monthly NAV per share, plus the upfront selling commissions, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions have no effect on the NAV of any class.
NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.
Our Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per Operating Partnership unit of such units equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with these guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.
Relationship between NAV and Our Transaction Price
The transaction price will be the price at which we repurchase shares and the price, together with applicable upfront selling commissions, at which we offer shares. Although the transaction price will generally be based on the most recently disclosed monthly NAV per share, such NAV per share will generally be as of the prior month-end and may be significantly different from the current NAV per share of the applicable class of stock as of the date on which an investor’s purchase or repurchase occurs.
In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the most recently disclosed NAV per share. In cases where our transaction price is not based on the most recently disclosed monthly NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time. We may determine whether a material change has occurred to our most recently disclosed NAV per share and whether to set a transaction price that differs from such NAV per share, and in such cases, we have discretion over what such transaction price will be.
Our transaction price will be shared with investors’ financial representatives.
As our upfront selling commissions are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with an investor’s purchase and thus the number of shares he or she would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after an investor’s subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).
Limits on the Calculation of Our NAV Per Share
The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments (and other assets and liabilities), or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate properties and the valuation of our properties (and other assets and liabilities) is based on a number of judgments, assumptions and opinions about future events that may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate properties (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares are repurchased or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV).
Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which we may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in our Adviser’s reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied, provided that our Adviser must notify our board of directors at the next scheduled board meeting of any alternative methodologies utilized and their impact on the overall valuation of our investment. Notwithstanding the foregoing, our board of directors may suspend the offering and/or our share repurchase plan if it determines that the calculation of our NAV is materially incorrect or unreliable or there is a condition that restricts the valuation of a material portion of our assets.
We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to sell shares under our share repurchase plan and our ability to suspend our share repurchase plan at any time. Our NAV generally does not consider exit costs (e.g., selling costs and commissions and debt prepayment penalties related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.
Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:
•	a stockholder would be able to realize the NAV per share for the class of shares a stockholder owns if the stockholder attempts to sell its shares;
•
a stockholder would ultimately realize distributions per share equal to the NAV per share for the class of shares it owns upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	shares of our common stock would trade at their NAV per share on a national securities exchange;
•	a third party would offer the NAV per share for each class of shares in an arm’s-length transaction to purchase all or substantially all of our shares; or
•	the NAV per share would equate to a market price of an open-ended real estate fund.
Stockholders
As of November 1, 2024, there were 16,059,864 shares of our Class F common stock outstanding, 15,000,000 shares of which were held by Founding Investor and 22,105 were held by Sculptor Capital LP, an affiliate of Sculptor. There were 6,267,299 Class FF shares common stock outstanding being held by a total of 114 holders, 2,102,586 Class AA shares common stock outstanding being held by a total of 47 holders and 127,344 Class A shares of our Class A common stock outstanding being held by an investor. Additionally, there were 252,726 Class E shares of our Class E common stock being held by our Adviser, our independent directors and an employee of Sculptor. Class E common stock excludes the 23,322 unvested Class E shares held by our independent directors that are subject to forfeiture. As of November 1, 2024, there was an investor who owns both Class F and Class A common stock.
Founding Investor’s ownership in our shares does not result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code. Founding Investor is a “qualified trust,” and no beneficiary holds an actuarial interest in Founding Investor in excess of 1%. Accordingly, for purposes of Section 856(h), Founding Investor is entitled to look-thru treatment, which means the stock held by Founding Investor is treated as held directly by its beneficiaries in proportion to their actuarial interests in Founding Investor and not treated as held by Founding Investor.
Distributions
Distributions are authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. Our board of directors’ discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. To qualify as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. We intend to declare monthly distributions as authorized by our board of directors (or a committee of the board of directors) and to pay such distributions on a monthly basis. Our distribution policy is set by our board of directors and is subject to change based on available cash flows. Distributions are made on all classes of our common stock at the same time. We normally expect that the accrual of ongoing fees on a class-specific basis will result in different amounts of distributions being paid and/or different NAVs per share with respect to certain classes of shares.
Since March 2023, we have declared monthly distributions for our outstanding classes of common shares, which are generally paid no later than the 12th day after month end. We have paid distributions consecutively each month since such time. These distributions were funded from cash flow from operations.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.
See Item 11, “Description of Registrant’s Securities to be Registered—Distribution Policy” for more information regarding our distribution policy.
ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.
On March 24, 2022, Sculptor Capital LP, an affiliate of Sculptor, purchased 200 shares of our common stock for consideration of $2,000. On August 4, 2022, Sculptor Capital LP purchased 19,600 shares of our common stock for consideration of $196,000. All of the shares purchased by Sculptor Capital LP were subsequently reclassified as Class F shares of common stock. On December 22, 2022, we issued 15,000,000 Class F shares to Founding Investor at a purchase price of $10.00 per share, or $150,000,000 in the aggregate. These purchases by Sculptor Capital LP and Founding Investor are exempt from registration pursuant to Section 4(a)(2) of the Securities Act.
In March 2023, we commenced an offering of Class F and Class FF shares of our common stock pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering is being made. Except for certain direct sales of Class F shares to institutional investors, Class F and FF shares of our common stock are now only available to investors who had invested in such class prior to January 1, 2024 and only in limited amounts through January 1, 2025. Commencing October 1, 2023, Class A, Class AA, Class D, Class I and Class S shares became available for issuance in the offering. As of November 1, 2024, the Company had issued 16,059,094 shares of Class F common stock, 6,276,760 shares of Class FF common stock, 127,344 shares of Class A common stock and 2,102,586 shares of Class AA common stock, including dividend reinvestment shares, for an aggregate price of approximately $251.7 million.
Additionally, as described in Item 7, “Certain Relationships and Related Transactions, and Director Independence,” the Advisor may elect to receive its management fee in cash, shares of our Class E common stock, or Class E units of the Operating Partnership. As of November 1, 2024, the Adviser elected to receive its management fees in Class E shares and we issued 175,927 shares of Class E common stock having an aggregate value of $1.9 million to the Adviser in satisfaction of the management fees through September 2024. Since our Adviser elected to receive Class E shares, we also issued 6,597 unregistered Class E shares having an aggregate value of $72 thousand to the Adviser as part of the distribution reinvestment program. Additionally, as of November 1, 2024, we issued 905 shares of Class E common stock, including dividend reinvestment shares, to a Sculptor employee for aggregate net proceeds of approximately $10 thousand and 92,619 shares of Class E common stock, including dividend reinvestment shares, to our independent directors in connection with our independent director compensation plan for aggregate net proceeds of approximately $1.0 million. Certain Class E shares issued to our independent directors are restricted and are subject to vesting and settlement provisions as detailed within the independent director compensation plan.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
The following summary of the terms of our stock is a summary of all material provisions concerning our stock and you should refer to the MGCL and our charter and bylaws for a full description. We encourage you to carefully read this entire Form 10, our charter and bylaws, and the relevant provisions on Maryland law for a more complete understanding of our common stock. Copies of our charter and bylaws are filed as exhibits to this Form 10, and the following summary, to the extent it relates to those documents, is qualified in its entirety by references thereto.
General
We were formed under the laws of the State of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. Under our charter, we have authority to issue a total of 2,300,000,000 shares of capital stock. Of the total shares of stock authorized, 2,200,000,000 shares are classified as common stock with a par value of $0.01 per share, 300,000,000 of which are classified as Class A shares, 300,000,000 of which are classified as Class AA shares, 300,000,000 of which are classified as Class D shares, 100,000,000 of which are classified as Class E shares, 300,000,000 of which are classified as Class F shares, 300,000,000 of which are classified as Class FF shares, 300,000,000 of which are classified as Class I shares and 300,000,000 of which are classified as Class S shares, and 100,000,000 shares are classified as preferred stock with a par value $0.01 per share. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
Common Stock
Subject to the restrictions on ownership and transfer of stock set forth in our charter and except as may otherwise be specified in our charter, the holders of our common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in our charter regarding the restrictions on ownership and transfer of stock, the holders of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors (or a committee of the board of directors) and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Upon issuance for full payment in accordance with the terms of our private offering, all shares of our common stock issued in the offering will be fully paid and non-assessable. Holders of our common stock will not have preemptive rights, which means that investors will not have an automatic option to purchase any new shares of stock that we issue.
Our charter also contains a provision permitting our board of directors, without any action by our stockholders, to classify or reclassify any unissued common stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of any new class or series of shares of stock.
We will generally not issue certificates for shares of our common stock. Shares of our common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. DST Systems, Inc. acts as our registrar and as the transfer agent for our shares.
Class F and Class FF Shares
Except for certain direct sales of Class F shares to institutional investors, Class F and FF shares of our common stock are now only available to investors who had invested in such class prior to January 1, 2024 and only in limited amounts through January 1, 2025.
The management fee paid to our Adviser and the performance participation allocation paid to our Special Limited Partner are “class-specific” expenses, meaning that we intend to adjust distribution amounts or net asset values based on the amount of expenses allocable to each share class. With respect to asset management fees, our Adviser charges us an asset management fee of 0.50% per year (payable monthly in arrears) of the aggregate NAV represented by our Class F and Class FF shares. With respect to the performance participation allocation, our Special Limited Partner receives 6.25% of our annual total return after our holders of Class F and Class FF shares receive a 7% annual total return. See “Summary of our Operating Partnership Agreement—Special Limited Partner Interest” for a discussion of the “High-Water Mark” and “Catch-Up” for the performance participation allocation associated with the Class F and Class FF shares.
Advanced organization and offering expenses and those we pay directly (see Item 7, “Certain Relationships and Related Transactions, and Director Independence—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements—Adviser Support”), are a “class-specific” expenses and will be allocable to each share class based on the aggregate NAV of such share class. If, however, such organization and offering expenses otherwise allocable to the Class F and Class FF shares reach a limit (the “Founder’s Share Cap”), then the excess expenses will be allocated ratably among the other common share classes based on aggregate NAV. The Founder’s Share Cap is 0.8% of the aggregate NAV of Class F and Class FF shares per year for years two to six of our private offering and 0.5% per year thereafter.
We must seek the consent of the holders of a majority of our Class F shares issued before January 1, 2023 before any material amendment or waiver of our corporate governance guidelines for so long as the original holder of such Class F common shares (or its affiliates) owns at least 25% of our outstanding shares of common stock.
Issuance of Class F Shares to Founding Investor
On December 22, 2022, we issued 15,000,000 Class F shares to Founding Investor at a purchase price of $10.00 per share, or $150,000,000 in the aggregate.
Founding Investor has agreed to vote its shares in a “neutral” manner for a period of time except as noted below. “Neutral” voting means that Founding Investor will vote its shares in the same proportion as other stockholders. For example, if there are 100,000 shares of voting common stock cast by investors other than Founding Investor, and if those shares vote 50% FOR and 40% AGAINST with 10% abstaining on a proposal, then Founding Investor will vote its shares 50% FOR and 40% AGAINST the proposal, while abstaining with respect to 10% of its shares. There are exceptions to Founding Investor’s obligation to vote in a neutral manner, namely:
•	9.9% of Founding Investor’s shares are not subject to the neutral voting requirement.
•
There are no restrictions on Founding Investor’s ability to vote its shares on any proposal to amend the Company’s organizational documents if such amendment would adversely affect Founding Investor’s economic, governance, information or liquidity rights as a holder of Class F shares relative to the rights of holders of another class of shares.

•
There are no restrictions on Founding Investor’s ability to vote its shares on a dissolution of the Company pursuant to Section 11.10 of the Company’s charter, which provides for a possible stockholder vote with respect to dissolution if the Company has not raised $450 million in gross proceeds from the sale of capital stock before December 31, 2024.

•	Founding Investor will be free to vote all of its shares without restriction if:
○	the Company has not raised another $150 million (in addition to the $150 million raised from Founding Investor) in gross proceeds from the sale of capital stock by March 22, 2025 or
○	Founding Investor’s shares constitute 9.9% or less of the Company’s outstanding common stock.
Founding Investor may not seek the repurchase of its shares under the share repurchase plan before January 1, 2026 unless there has been a material violation, amendment or waiver of our corporate governance guidelines. If the Company were to sell Class F shares to another investor and were to offer such investor more favorable rights than those given to Founding Investor, the Company would be obligated to offer those same rights to Founding Investor. Based on certain representations made by Founding Investor, the Company granted Founding Investor an exemption from the ownership limits set forth in the Company’s charter.
Class E Shares
We also have authorized and issued Class E shares, which are only available for our sponsor and its personnel and affiliates. There will be no asset management fees or performance participation allocation or distribution fees associated with Class E shares.

Class A Shares, Class AA Shares, Class D Shares, Class I Shares and Class S Shares
Commencing October 1, 2023, Class A, Class AA, Class D, Class I and Class S shares became available for issuance in our private offering. These classes will have different class-specific fees and expenses allocated to them, different minimum investment amounts, and different eligibility requirements.
Our Adviser charges us an asset management fee of 0.75% per year (payable monthly) of the aggregate NAV of our Class A and Class AA shares and 1.25% of the aggregate NAV of our Class D, Class I and Class S shares (to the extent outstanding). With respect to the performance participation allocation, our Special Limited Partner receives 10.0% of our annual total return after our holders of Class A and AA shares receive a 7% annual total return, and 12.5% of annual total return after our holders of Class D, Class I and Class S shares receive a 5% annual total return. See “—Summary of Our Operating Partnership Agreement—Special Limited Partner Interest” for a discussion of the “High-Water Mark” and “Catch-Up” for the performance participation allocation associated with Class A, Class AA, Class D, Class I and Class S shares.
The different class-specific fees and expenses could result in different amounts of distributions being paid with respect to certain classes of shares and/or a different NAV per share for certain classes of shares. Similarly, ongoing distribution fees will be allocated on a class-specific basis and will be borne by all holders of the applicable class, which will normally result in different amounts of distributions being paid with respect to each class of shares, but under certain circumstances could also cause different share classes to have a different NAV per share.
Upfront Selling Commissions
The following table shows the upfront selling commissions payable at the time an investor subscribes for shares. Except for certain direct sales of Class F shares to institutional investors, Class F and FF shares of our common stock are now only available to investors who had invested in such class prior to January 1, 2024 and only in limited amounts through January 1, 2025. Commencing October 1, 2023, Class A, Class AA, Class D, Class I and Class S shares became available for issuance in our private offering.

Maximum Upfront Selling Commissions as a % of Transaction Price
Class A shares	up to 2.0%
Class AA shares	up to 2.0%
Class D shares	up to 1.5%
Class F shares	up to 2.0%
Class FF shares	up to 2.0%
Class I shares	None
Class S shares	up to 3.5%

Distribution Fees
The following table shows the distribution fees we pay selected dealers on an annualized basis as a percentage of our NAV for such class. The distribution fees will be paid monthly in arrears.

Annual Distribution Fee as a % of NAV
Class A shares	None
Class AA shares	0.50%
Class D shares	0.25%
Class F shares	None
Class FF shares	0.50%
Class I shares	None
Class S shares	0.85%

The ongoing distribution fees listed above are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV per share of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid and/or different NAVs per share with respect to each class of shares. In other words, the per share amount of distributions on our shares will generally differ because of different class-specific distribution fees (and other class-specific fees and expenses) that are deducted from the gross distributions for each share class. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to our valuation procedures, the class-specific fee allocations may lower the NAV per share of a share class. Therefore, as a result of the different ongoing distribution fees (and other class-specific fees and expenses) allocable to each share class, each share class could have a different NAV per share. If the NAV per share of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. See Item 9, “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters—Net Asset Value Calculation and Valuation Guidelines” and “—Distribution Policy” below for more information.
Conversion
Our charter provides that we will cease paying the distribution fee with respect to any Class A share, Class AA share, Class S share or Class D share held in a stockholder’s account at the end of the month in which we, in conjunction with the transfer agent, determine that total upfront selling commissions and distribution fees paid with respect to the shares held by such stockholder within such account would equal or exceed, in the aggregate, the percentage limit (if any, and as set forth in the applicable agreement with a soliciting dealer at the time such shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class A share, Class AA share, Class S share or Class D share in such account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share.
In addition, if not already converted into Class I shares upon a determination that total upfront selling commissions and distribution fees paid with respect to such shares would exceed the applicable Fee Limit, if any, each Class A, Class AA, Class S share, Class D share, Class E share, Class F share and Class FF share held in a stockholder’s account (including shares in such account purchased through the distribution reinvestment plan or received as stock dividend) will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares or (ii) our merger or consolidation with or into another entity in which we are not the surviving entity. However, with respect to Class A shares, Class AA shares, Class E shares, Class F shares and Class FF shares only, such conversion will not occur if immediately after the occurrence of any such event we are externally advised with different management fee allocations (which may or may not include different performance allocations) for holders of Class I shares on the one hand and holders of Class A shares, Class AA shares, Class E shares, Class F shares or Class FF shares on the other hand.
Further, immediately before any liquidation, dissolution or winding up, each Class A share, Class AA share, Class D share, Class E share, Class F share, Class FF share and Class S share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Stock
Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval, and to establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of each class or series of preferred stock so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock.
If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a liquidation preference in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Our board of directors has no present plans to issue any preferred stock, but may do so at any time in the future without stockholder approval. Under our corporate governance guidelines, a majority of our independent directors who do not have an interest in the transaction must approve any issuance of preferred stock.
Meetings and Special Voting Requirements
An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Company shall be held on the date and at the time and place set by the board of directors. Each of our directors will be elected by our stockholders to serve until our next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Each director is elected by a majority of all the votes cast at a meeting at which a quorum is present, in person or by proxy. There is no cumulative voting in the election of our directors.
Special meetings of stockholders may be called only upon the request of a majority of our directors or our chief executive officer, president or chairman of the board of directors. Special meetings shall also be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting. The presence either in person or by proxy of stockholders entitled to cast at least one third of all the votes entitled to be cast on such matter at the meeting on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described in the next paragraph and except that the affirmative vote of a majority of the shares represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.
Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in our charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. Our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.
We generally may not merge with or into or consolidate with another company, sell all or substantially all of our assets or engage in a statutory share exchange or conversion unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.
The voluntary dissolution of our company must be declared advisable by a majority of our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our charter also contains special dissolution voting provisions which apply if we have not raised $450 million in gross proceeds from the sale of capital stock before December 31, 2024. In that circumstance, upon the written request of any beneficial owner of 10% or more of our capital stock made between January 1, 2025 and March 31, 2025, a majority of the board of directors shall adopt a resolution declaring that dissolution is advisable and shall direct the proposed dissolution be submitted for consideration at the next annual meeting. Nothing in our charter limits the ability of the board of directors to recommend against any such dissolution in any communication to stockholders.
Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless our board of directors determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights.
Under our corporate governance guidelines, we maintain as part of our books and records an alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares held by each of them. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. Except as otherwise required by law, stockholders may request a copy of our stockholder list only in connection with matters relating to such holder’s voting rights and communications relative to the affairs of the Company. Each stockholder who receives a copy of the stockholder list shall keep such list confidential and shall sign a confidentiality agreement to the effect that such stockholder will keep the stockholder list confidential and share such list only with its employees, representatives or agents who agree in writing to maintain the confidentiality of the stockholder list.
If we neglect or refuse to exhibit, produce or mail a copy of our stockholder list as requested, we shall be liable to any stockholder requesting our stockholder list for the costs, including reasonable attorneys’ fees, incurred by that stockholder for compelling the production of our stockholder list, and for actual damages suffered by any such stockholder by reason of such refusal or neglect. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of our stockholder list is not for a proper purpose but is instead to secure such list or other information for the purpose of selling our stockholder list or copies thereof, using the list to solicit the acquisition of our shares or for another commercial purpose other than in the interest of the applicant as a stockholder relative to our affairs. We have the right to request that a requesting stockholder represent to us that the list will not be used to pursue commercial interests unrelated to such stockholder’s interest in us. The remedies provided by our corporate governance guidelines to stockholders requesting copies of our stockholder list are in addition to, and shall not in any way limit, other remedies available to stockholders under federal law, or the laws of any state.
In addition to the foregoing, if we register a class of securities under the Exchange Act, stockholders will have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies by a stockholder for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholder may make the distribution of such materials.
Furthermore, pursuant to our corporate governance guidelines, any stockholder and any designated representative thereof shall be permitted access to our corporate records to which such stockholder is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Under Maryland law, stockholders are entitled to inspect and copy only our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Because our stockholders are entitled to inspect only those corporate records that stockholders are entitled to inspect and copy under Maryland law, our stockholders will not be entitled to inspect and copy the minutes of the meetings of our board of directors, which are records that certain states other than Maryland allow corporate stockholders to inspect and copy. Requests to inspect and/or copy our corporate records must be made in writing to: Sculptor Diversified Real Estate Income Trust, Inc., 9 West 57th Street, 40th Floor, New York, New York 10019. It is the policy of our board of directors to comply with all proper requests for access to our corporate records in conformity with our corporate governance guidelines and Maryland law.
Restrictions on Ownership and Transfer
Each investor who purchases shares in the offering will be required to represent that he, she or it is acquiring the shares for investment purposes and not with a view to distribution or resale, and he, she or it can bear the economic risk of investment for an indefinite period of time. The shares are being offered and sold pursuant to exemptions from the registration provisions of federal and state law. Accordingly, the shares will be subject to restrictions on transfer. Even if these transfer restrictions expire or are not applicable to a particular investor, there is no public market for the shares, and no expectation that one will develop. An investor cannot expect to be able to liquidate his or her investment in case of an emergency.
Our charter contains restrictions on the number of shares of our stock that a person or group may own. No person or group may acquire or hold, directly or indirectly through application of constructive ownership rules, in excess of 9.9% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding stock of all classes or series unless they receive an exemption (prospectively or retroactively) from our board of directors. Subject to certain limitations, our board of directors, in its sole discretion, may exempt a person prospectively or retroactively from, or modify, these limits, subject to such terms, conditions, representations and undertakings as required by our charter and as our board of directors may determine.
Our charter further prohibits any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and any person from transferring shares of our stock if the transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the trust, as described below, is required to give us immediate written notice, or in the case of a proposed or attempted transaction, give at least 15 days prior written notice, and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for us to qualify as a REIT.
Any attempted transfer of our stock which, if effective, would result in violation of the above limitations, except for a transfer which results in shares being beneficially owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares, will cause the number of shares causing the violation, rounded to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day, as defined in our charter, prior to the date of the transfer. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiaries. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiaries. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiaries. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.
Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiaries as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, such as a gift, devise or other similar transaction, the market price, as defined in our charter, of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferor to the transferee. Any net sale proceeds in excess of the amount payable per share to the proposed transferee will be paid immediately to the charitable beneficiaries. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.
In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust, or, in the case of a devise or gift, the market price at the time of the devise or gift and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee. We may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferor and are owed to the proposed transferor to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiaries.

If the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the above limitations or our failing to qualify as a REIT, then the transfer of the number of shares that otherwise cause any person to violate the above limitations will be void and the intended transferee shall acquire no rights in such shares.
All certificates, if any, representing shares of our stock issued in the future will bear a legend referring to the restrictions described above.
Every owner of more than 5% of the outstanding shares of our stock during any taxable year, or such lower percentage as required by the Code or the regulations promulgated thereunder or as otherwise required by our board of directors, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our stock which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of its beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Distribution Policy
We intend to declare monthly distributions as authorized by our board of directors (or a committee of the board of directors) and to pay such distributions on a monthly basis. Our distribution policy is set by our board of directors and is subject to change based on available cash flows. We cannot guarantee the amount of distributions paid, if any. Investors will not be entitled to receive a distribution if their shares are repurchased prior to the applicable time of the record date. In connection with a distribution to our stockholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock.
Distributions are made on all classes of our common stock at the same time. We normally expect that the accrual of ongoing fees on a class-specific basis will result in different amounts of distributions being paid and/or different NAVs per share with respect to certain classes of shares. We expect to use the “record share” method of determining the per share amount of distributions on different classes of shares, although our board of directors may choose any other method. The “record share” method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on our common stock will be increased by the sum of all class-specific accruals for such period. Such amount will be divided by the number of our common shares outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific accruals allocable to such class.
To qualify as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. Generally, income distributed to stockholders will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.
Distributions are authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. Our board of directors’ discretion is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flows which we expect to receive during a later quarter and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Due to these timing differences, we may be required to borrow money, use proceeds from the issuance of securities (in our private offering or subsequent offerings, if any) or sell assets in order to distribute amounts sufficient to satisfy the requirement that we distribute at least 90% of our REIT taxable income in order to qualify as a REIT. We have not established any limit on the amount of proceeds from our private offering that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which our Adviser elects to receive its management fee in Class E shares or Class E units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class E units, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sale of or repayment of our assets, from the proceeds of our private offering or from borrowings will result in us having less funds available to acquire properties or other real estate related securities. As a result, the return an investor realizes on their investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute an investor’s interest in us on a percentage basis and may impact the value of their investment especially if we sell these securities at prices less than the price they paid for their shares.
If our board of directors gives general authorization for a distribution and provides for or establishes a method or procedure for determining the maximum amount of the distribution, our board of directors may delegate to one of our officers the power, in accordance with the general authorization, to fix the amount and other terms of the distribution.
Under our corporate governance guidelines, distributions in kind (which, for the avoidance of doubt, do not include distributions of our stock) shall not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or distributions of in-kind property in which (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property, (b) our board of directors offers each stockholder the election of receiving such in-kind property distributions, and (c) in-kind property distributions are made only to those stockholders that accept such offer. Our stockholders who receive distributions in kind of marketable securities may incur transaction expenses in liquidating the securities.
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan whereby stockholders will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Any cash distributions attributable to the class or classes of shares owned by participants in the distribution reinvestment plan will be immediately reinvested in our shares on behalf of the participants on the business day such distribution would have been paid to such stockholder.
The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the most recently disclosed transaction price at the time of the record date of the distribution. Stockholders will not pay upfront selling commissions when purchasing shares pursuant to the distribution reinvestment plan. The distribution fees with respect to shares of our Class AA shares, Class D shares, Class FF and Class S shares will be calculated based on our NAV for those shares and will reduce the NAV or the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the distribution reinvestment plan. Shares acquired under the distribution reinvestment plan will entitle the participant to the same rights and be treated in the same manner as shares of that class purchased in our private offering.
We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that notice of any material amendment is sent to participants at least ten business days prior to the effective date of that amendment. In addition, we may suspend or terminate the distribution reinvestment plan for any reason at any time upon ten business days’ prior written notice to participants. A stockholder’s participation in the plan will be terminated to the extent that a reinvestment of such stockholder’s distributions in our shares would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in the distribution reinvestment plan with ten business days’ prior written notice to us.
Our transfer agent will provide on a quarterly basis to each participant in the distribution reinvestment plan a statement of account describing, as to such participant, (1) the distributions reinvested during the quarter, (2) the number of shares purchased during the quarter, (3) the per share purchase price for such shares and (4) the total number of shares purchased on behalf of the participant under the plan. On an annual basis, tax information with respect to income earned on shares under the plan for the calendar year will be provided to each applicable participant.

Restrictions on Roll-Up Transactions
Pursuant to our corporate governance guidelines, in connection with any proposed transaction considered a “Roll-up Transaction” involving us and the issuance of securities of an entity that would be created or would survive after the successful completion of the Roll-up Transaction, an appraisal of all of our assets must be obtained from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal shall be filed with the SEC and the states. The assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and shall indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to stockholders in connection with any proposed Roll-up Transaction.
A “Roll-up Transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of another entity, or a “Roll-up Entity,” that would be created or would survive after the successful completion of such transaction. The term Roll-up Transaction does not include:
•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or
•
a transaction involving our conversion to a corporate, trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: stockholder voting rights; the term of our existence; compensation to our Adviser; or our investment objectives.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to common stockholders who vote “against” the Roll-up Transaction the choice of:
•	accepting the securities of a Roll-up Entity offered in the proposed Roll-up Transaction; or
•	one of the following:
○	remaining as holders of our stock and preserving their interests therein on the same terms and conditions as existed previously; or
○	receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed Roll-up Transaction:
•	that would result in the common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and corporate governance guidelines;
•
that includes provisions that would operate to materially impede or frustrate the accumulation of shares of stock by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of stock held by that investor;

•	in which investors’ rights to access of records of the Roll-up Entity will be less than those provided in our charter and the corporate governance guidelines; or
•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by our common stockholders.
Registration Rights Agreements
The Advisory Agreement provides that with respect to any Class E shares paid as a management fee or received upon conversion of any Class E units paid as a management fee (together, the “Management Fee Shares”), within six months after a listing on a national securities exchange of any class of common shares, we will enter into a registration rights agreement with our Adviser for the Management Fee Shares, with terms mutually agreeable to us and our Adviser. This obligation survives the termination of the Advisory Agreement.

Similarly, our Operating Partnership agreement provides that with respect to any shares of our common stock held by the Special Limited Partner or its affiliates that were issued (or are issuable) upon exchange of Class E units issued in connection with the performance participation interest (the “SLP Shares”), within six months after a listing of any class of our shares on a national securities exchange, we will enter into a registration rights agreement with the Special Limited Partner for the SLP Shares, with terms mutually agreeable to us and the Special Limited Partner.
Share Repurchase Plan
General
While stockholders should view their investment as long term with limited liquidity, we have adopted a share repurchase plan, whereby on a monthly basis stockholders (for all classes of common stock) may request that we repurchase all or any portion of their shares. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests. In addition, we have established limitations on the amount of funds we may use for repurchases during any calendar month and quarter. See “—Repurchase Limitations” below.
Stockholders may request that we repurchase shares of our common stock through their financial representative or directly with our transfer agent. The procedures relating to the repurchase of shares of our common stock are as follows:
•
Certain broker-dealers require that their clients process repurchases through their broker-dealer, which may impact the time necessary to process such repurchase request, impose more restrictive deadlines than described under our share repurchase plan, impact the timing of a stockholder receiving repurchase proceeds and require different paperwork or process than described in our share repurchase plan. Stockholders should contact their broker-dealer first if they want to request the repurchase of their shares.

•
Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month we will only repurchase shares as of the opening of the last calendar day of that month (a “Repurchase Date”). To have their shares repurchased, a stockholder’s repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share repurchases will generally be made within three business days of the Repurchase Date. Repurchase requests received and processed by our transfer agent will be effected at a repurchase price equal to the transaction price on the applicable Repurchase Date (which will generally be equal to our prior month’s NAV per share), subject to any Early Repurchase Deduction.

•
A stockholder may withdraw his or her repurchase request by notifying the transfer agent, directly or through the stockholder’s financial intermediary, on our toll-free, automated telephone line, 844-700-1420. The line is open on each business day between the hours of 9:00 a.m. and 6:00 p.m. (Eastern time). Repurchase requests must be cancelled before 4:00 p.m. (Eastern time) on the last business day of the applicable month.

•
If a repurchase request is received after 4:00 p.m. (Eastern time) on the second to last business day of the applicable month, the repurchase request will be executed, if at all, on the next month’s Repurchase Date at the transaction price applicable to that month (subject to any Early Repurchase Deduction), unless such request is withdrawn prior to the repurchase. Repurchase requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day. All questions as to the form and validity (including time of receipt) of repurchase requests and notices of withdrawal will be determined by us, in our sole discretion, and such determination shall be final and binding.

•
Repurchase requests may be made by mail or by contacting your financial intermediary, both subject to certain conditions described herein. If making a repurchase request by contacting their financial intermediary, a stockholder may be required by their financial intermediary to provide certain documentation or information. If making a repurchase request by mail to the transfer agent, a stockholder must complete and sign a repurchase authorization form, which can be found in our share repurchase plan, which is available through financial representatives. Written requests should be sent to the transfer agent at the following address:

Sculptor Diversified Real Estate Income Trust, Inc.
PO Box 219116
Kansas City, MO 64121-9116

Overnight Address:
Sculptor Diversified Real Estate Income Trust, Inc.
430 W 7th Street, Suite 219116
Kansas City, MO 64105-1407
Toll-free Number: 844-700-1420
Corporate investors and other non-individual entities must have an appropriate certification on file authorizing repurchases. A signature guarantee may be required.
•
For processed repurchases, stockholders may request that repurchase proceeds are to be paid by mailed check provided that the check is mailed to an address on file with the transfer agent for at least 30 days. Stockholders should check with their broker-dealer that such payment may be made via check or wire transfer, as further described below.

•
Stockholders may also receive repurchase proceeds via wire transfer, provided that wiring instructions for their brokerage account or designated U.S. bank account are provided. For all repurchases paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the stockholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating a bank or brokerage account on file. Funds will be wired only to U.S. financial institutions (ACH network members).

•
A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects stockholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions that are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any repurchase or transaction request. We may require a medallion signature guarantee if, among other reasons: (1) the amount of the repurchase request is over $500,000; (2) a stockholder wishes to have repurchase proceeds transferred by wire to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than your address of record for the past 30 days; or (3) our transfer agent cannot confirm a stockholder’s identity or suspects fraudulent activity.

•	If a stockholder has made multiple purchases of shares of our common stock, any repurchase request will be processed on a first in/first out basis unless otherwise requested in the repurchase request.
Minimum Account Repurchases
In the event that any stockholder fails to maintain the minimum balance of $500 of shares of our common stock, we may repurchase all of the shares held by that stockholder at the repurchase price in effect on the date we determine that the stockholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.
Sources of Funds for Repurchases
We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.
In an effort to have adequate cash available to support our share repurchase plan, we may reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to repurchase shares presented for repurchase during periods when we do not have sufficient proceeds from operating cash flows or the sale of shares in this continuous offering to fund all repurchase requests. If we determine to obtain a line of credit, we expect that it would afford us borrowing availability to fund repurchases.

Repurchase Limitations
The total amount of aggregate repurchases of shares of our common stock will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter (collectively referred to herein as the “2% and 5% limits”). In the event that we repurchase some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis. Repurchases and pro rata treatment, if necessary, will first be applied within the class-specific allocated capacity and then applied on an aggregate basis to the extent there is remaining capacity. For purposes of calculating the 2% and 5% limits, the repurchase price will be deemed to be the price before any Early Repurchase Deduction. Certain non-U.S. investor access funds primarily created to hold shares of our common stock are expected to participate in the share repurchase plan on the same terms as other holders of common stock. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase program, as applicable.
If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests. Stockholders should contact their financial representative to obtain the current transaction price.
Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company, or should we otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing our shares is in the best interests of the Company, we may choose to repurchase fewer shares in any particular month than have been requested to be repurchased, or none at all. Further, our board of directors may make exceptions to, modify, suspend or terminate our share repurchase plan if in its reasonable judgment it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on repurchases, to and suspensions of the share repurchase plan will be promptly disclosed to stockholders via their financial representatives. In addition, we may determine to suspend the share repurchase plan due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are repurchased. Our board of directors must affirmatively authorize the recommencement of the plan if it is suspended before stockholder requests will be considered again.
Shares held by our Adviser acquired as payment of our Adviser’s management fee will not be subject to our share repurchase plan, including with respect to any repurchase limits or the Early Repurchase Deduction, and will not be included in the calculation of our aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases.
Early Repurchase Deduction
There is no minimum holding period for shares of our common stock, and stockholders can request that we repurchase their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. The one-year holding period is measured as of the first calendar day immediately following the prospective repurchase date. Additionally, stockholders who have received shares of our common stock in exchange for their Operating Partnership units may include the period of time such stockholder held such Operating Partnership units for purposes of calculating the holding period for such shares of our common stock. This Early Repurchase Deduction will also generally apply to minimum account repurchases. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.
The Early Repurchase Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):
•	repurchases resulting from death, qualifying disability or divorce;

•	in the event that a stockholder’s shares are repurchased because the stockholder has failed to maintain the $500 minimum account balance; or
•	due to trade or operational error.
As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a stockholder who is a natural person, including shares held by such stockholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder or (iii) in the case of divorce, receiving written notice from the stockholder of the divorce and the stockholder’s instructions to effect a transfer of the shares (through the repurchase of the shares by us and the subsequent purchase by the stockholder) to a different account held by the stockholder (including trust or an individual retirement account or other retirement or profit-sharing plan). We must receive the written repurchase request within 12 months after the death of the stockholder, the initial determination of the stockholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a stockholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.
Items of Note
When a stockholder makes a request to have shares repurchased, they should note the following:
•	if they are requesting that some but not all of their shares be repurchased, keep their balance above $500 to avoid minimum account repurchase, if applicable;
•	they will not receive interest on amounts represented by uncashed repurchase checks;
•	under applicable anti-money laundering regulations and other federal regulations, repurchase requests may be suspended, restricted or canceled and the proceeds may be withheld; and
•
all shares of our common stock requested to be repurchased must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to repurchase any shares subject to the lien.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or repurchased. Although there are several available methods for determining the adjusted cost basis, unless a stockholder elects otherwise, which they may do by checking the appropriate box on the repurchase authorization form or calling our customer service number at 844-700-1420, we will utilize the first-in-first-out method.
Frequent Trading and Other Policies
We may reject for any reason, or cancel as permitted or required by law, any purchase orders for shares of our common stock. For example, we may reject any purchase orders from market timers or investors that, in our opinion, may be disruptive to our operations. Frequent purchases and sales of our shares can harm stockholders in various ways, including reducing the returns to long-term stockholders by increasing our costs, disrupting portfolio management strategies and diluting the value of the shares of long-term stockholders.

In general, stockholders may request that we repurchase their shares of our common stock once every 30 days. However, we prohibit frequent trading. We define frequent trading as follows:
•	any stockholder who requests that we repurchase its shares of our common stock within 30 calendar days of the purchase of such shares;
•	transactions deemed harmful or excessive by us (including, but not limited to, patterns of purchases and repurchases), in our sole discretion; and
•	transactions initiated by financial advisors, among multiple stockholder accounts, that in the aggregate are deemed harmful or excessive.
The following are excluded when determining whether transactions are excessive:
•	purchases and requests for repurchase of our shares in the amount of $2,500 or less;
•	purchases or repurchases initiated by us; and
•	transactions subject to the trading policy of an intermediary that we deem materially similar to our policy.
At our discretion, upon the first violation of the policy in a calendar year, purchase and repurchase privileges may be suspended for 90 days. Upon a second violation in a calendar year, purchase and repurchase privileges may be suspended for 180 days. On the next business day following the end of the 90- or 180-day suspension, any transaction restrictions placed on a stockholder may be removed.
Mail and Telephone Instructions
We and our transfer agent will not be responsible for the authenticity of mail or phone instructions or losses, if any, resulting from unauthorized stockholder transactions if they reasonably believe that such instructions were genuine. Our transfer agent has established reasonable procedures to confirm that instructions are genuine including requiring the stockholder to provide certain specific identifying information on file and sending written confirmation to stockholders of record. Stockholders, or their designated custodian or fiduciary, should carefully review such correspondence to ensure that the instructions were properly acted upon. If any discrepancies are noted, the stockholder, or its agent, should contact his, her or its financial representative as well as our transfer agent in a timely manner, but in no event more than 60 days from receipt of such correspondence. Failure to notify such entities in a timely manner will relieve us, our transfer agent and the financial representative of any liability with respect to the discrepancy.
Business Combinations
Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or
•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other things, the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of our common stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our board of directors. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed or our board of directors fails to first approve the business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions
The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.
Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:
•	a classified board of directors;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of the directors;
•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.
In our charter, we have elected that at such time as we become eligible to make the election provided for under Subtitle 8 of Title 3 of the MGCL, vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. We have not elected to be subject to any of the other provisions of Subtitle 8.
Vacancies on Board of Directors; Removal of Directors
Unless filled by a vote of the stockholders as permitted by Maryland law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on our board of directors for any other cause will be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Pursuant to our corporate governance guidelines, only independent directors may nominate replacements to fill vacancies in our independent director positions.
Any director may resign at any time and may be removed with or without cause by our stockholders upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of the proposed removal shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.
Advance Notice of Director Nominations and New Business
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting and, except as contemplated by and in accordance with our bylaws, no stockholder may nominate an individual for election to the board of directors or make a proposal of other business to be considered at a special meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the bylaws.

Forum for Certain Litigation
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (i) any derivative action brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law or (iv) any action asserting a claim that is governed by the internal affairs doctrine. In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, any record or beneficial stockholder of the Company who commences such an action shall cooperate in a request that the action be assigned to the court’s Business and Technology Case Management Program. This provision of our bylaws does not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or to claims under state securities laws.
Tender Offers
Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If a person makes a tender offer that does not comply with such provisions, we may elect to grant tendering stockholders a rescission right with respect to their tendered shares. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws
The business combination provisions and the control share acquisition provisions of Maryland law, the provision of our charter electing to be subject to a provision of Subtitle 8, and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for stockholders or otherwise be in their best interest.
Special Dissolution Voting Provisions
Our charter contains special provisions regarding the dissolution of our company. If we have not raised $450 million in gross proceeds from the sale of capital stock before December 31, 2024, then between January 1, 2025 and March 31, 2025, any beneficial owner of 10% or more of our capital stock, including the Founding Investor, may direct a majority of the board of directors to adopt a resolution declaring that dissolution of our company is advisable and submit the proposed dissolution for consideration at the next annual meeting of the stockholders. Pursuant to our charter, the board of directors may recommend against any such dissolution in a communication to stockholders. We continue to pursue significant strategic capital-raising initiatives to meet the $450 million threshold described above; however, there are no assurances we will meet the threshold before December 31, 2024.
Springing Charter Provisions in the Event of an Initial Public Offering
In the future, we may conduct an initial public offering of our common stock. Because shares of our common stock are not listed on a national securities exchange, and are not expected to be listed in connection with a future public offering of shares of our common stock, we would be required to register an initial public offering with the state securities administrators in each state in which we desired to offer securities for sale. In offerings that are subject to their regulation, most states hold real estate investment trusts to the standards set forth in the Statement of Policy Regarding Real Estate Investment Trusts promulgated by the North American Securities Administrators Association, Inc., or the “NASAA REIT Guidelines.” As a result, our current charter includes a number of “springing” provisions that are required by the NASAA REIT Guidelines and will come into effect only upon the commencement of an initial public offering. Many of these provisions are substantially similar to those in our governance guidelines, but there are additional “springing” charter provisions that go beyond our current governance guidelines. Unlike our corporate governance guidelines, once these “springing” charter provisions come into effect, they cannot be waived or amended by our board; rather they can only be amended with the approval of holders of a majority of our outstanding common stock.

Summary of Our Operating Partnership Agreement
We have summarized below the material terms and provisions of the Amended and Restated Limited Partnership Agreement of Sculptor Diversified REIT Operating Partnership LP, which we refer to as the “partnership agreement.”
Management of Our Operating Partnership
Sculptor Diversified REIT Operating Partnership LP was formed on February 22, 2022 to acquire and hold assets on our behalf. We intend to hold substantially all of our assets in the Operating Partnership or in subsidiary entities in which the Operating Partnership owns an interest. For purposes of satisfying the asset and gross income tests for qualification as a REIT for U.S. federal income tax purposes, our proportionate share of the assets and income of the Operating Partnership will be deemed to be our assets and income.
We are and expect to continue to be the sole general partner of the Operating Partnership. As of the date of this filing, the only limited partners of the Operating Partnership are us and Sculptor Diversified REIT Special Limited Partner LP, the special limited partner of the Operating Partnership and an affiliate of Sculptor.
As the sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership. A general partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. No limited partner of the Operating Partnership may transact business for the Operating Partnership or participate in management activities or decisions, except as provided in the partnership agreement and as required by applicable law. We may not be removed as general partner by the limited partners. Our board of directors will at all times have oversight and policy-making authority, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Partnership. However, pursuant to the Advisory Agreement, we have delegated to our Adviser authority to make decisions related to the management of our and the Operating Partnership’s assets, including sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.
The Special Limited Partner has expressly acknowledged and any future limited partners of the Operating Partnership will expressly acknowledge that we, as general partner, are acting on behalf of the Operating Partnership, ourselves and our stockholders collectively. Neither we nor our board of directors is under any obligation to give priority to the separate interests of the limited partners of the Operating Partnership or our stockholders in deciding whether to cause the Operating Partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the Operating Partnership’s limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners, provided, however, that for so long as we own a controlling interest in the Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the Operating Partnership’s limited partners shall be resolved in favor of our stockholders. We are not liable under the partnership agreement to the Operating Partnership or to any of its limited partners for monetary damages for losses sustained, liabilities incurred or benefits not derived by such limited partners in connection with such decisions, provided that we have acted in good faith.
The partnership agreement requires that the Operating Partnership be operated in a manner that will enable us to (1) satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, unless we otherwise cease to qualify as a REIT, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” that is taxable as a corporation.
Capital Contributions
We intend to contribute the net proceeds from our private offering, after payment of certain fees and expenses attributable to our offering and operations, to the Operating Partnership as capital contributions. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds received from investors, and the Operating Partnership will be deemed to have simultaneously paid the fees, commissions and other costs associated with our private offering and our operations.
If the Operating Partnership requires additional funds at any time in excess of capital contributions made by us, the Operating Partnership may borrow funds from a financial institution or other lenders or we or any of our affiliates may provide such additional funds through loans, the purchase of additional partnership interests or otherwise (which we or such affiliates will have the option, but not the obligation, of providing). In addition, the Operating Partnership may admit additional limited partners whose investments may be subject to a different management fee and repurchase limitations if our board of directors concludes in good faith that such admittance is in our best interest.
Limited Partnership Units Generally
Limited partnership units represent an interest as a limited partner in the Operating Partnership. The Operating Partnership may issue additional partnership units and classes of partnership units with rights different from, and superior to, those of limited partnership units of any class, without the consent of the limited partners or our stockholders. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.
Limited partners of any class do not have the right to participate in the management of the Operating Partnership. Limited partners of any class who do not participate in the management of the Operating Partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the Operating Partnership beyond the amount of their capital contributions. The voting rights of the limited partners of any class are generally limited to approval of specific types of amendments to the Operating Partnership agreement.
Partnership interests in the Operating Partnership, other than the special limited partner interest and general partner interest, are currently divided into the following classes of units: Class A units, Class AA units, Class D units, Class E units, Class F units, Class FF units, Class I units and Class S units.
Class A, AA, D, E, F, FF, I and S Units
In general, the Class A, AA, D, E, F, FF, I and S units are intended to correspond on a one-for-one basis with the corresponding class of shares. When we receive proceeds from the sale of shares of our common stock, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold.
In general, each Class A, AA, D, E, F, FF, I and S unit will share in distributions from the Operating Partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Upon the Operating Partnership’s liquidation, Class A, AA, D, E, F, FF, I and S units will automatically convert to Class I units, in proportion to the NAV per unit of each class, and the resulting Class I units will share on a unit-by-unit basis in the assets of the operating partnership that are available for distribution, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units and payment of the portion distributable to the holder of the special limited partner interest. In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes will be allocated to each limited partnership unit, regardless of whether any distributions are made by the Operating Partnership.
For each Class A, AA, D, E, F, FF, I and S unit, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of Operating Partnership units will not be obligated to make additional capital contributions to the Operating Partnership. Further, these holders will not have the right to make additional capital contributions to the Operating Partnership or to purchase additional Operating Partnership units without our consent as general partner.
Our Adviser may elect to receive its management fee in cash, Class E shares or Class E units, and distributions on the Special Limited Partner’s performance participation allocation may be payable in cash or Class E units at the election of the Special Limited Partner. See Item 7, “Certain Relationships and Related Transactions, and Director Independence—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” above and “—Special Limited Partner Interest” below.
For holders other than us, our Adviser or the Special Limited Partner, after owning an Operating Partnership unit for one year, Operating Partnership unitholders generally may, subject to certain restrictions, exchange Operating Partnership units for a corresponding number of shares of our common stock. Our Adviser and the Special Limited Partner may exchange Class E units for a corresponding number of Class E shares or for cash and will have registration rights with respect to shares of our common stock. See “—Registration Rights Agreements.”
Special Limited Partner Interest
So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership. This performance participation interest has three components: a performance allocation with respect to the Class D units, Class I units and Class S units (the “Performance Allocation”); a performance allocation with respect to the Class A units and Class AA units (the “Class A Performance Allocation”); and a performance allocation with respect to the Class F units and Class FF units (the “Class F Performance Allocation”). Such allocations will be made annually and accrue monthly.
With respect to Class D, I and S units, the Special Limited Partner holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up (each term as defined below).
Specifically, the Special Limited Partner will be allocated a performance participation in an amount equal to:
•
First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such Excess Profits until the total amount allocated to the Special Limited Partner equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.
“Total Return” for any period since the end of the prior calendar year shall equal the sum of:
(i)	all distributions accrued or paid (without duplication) on the Class D, I and S units outstanding at the end of such period since the beginning of the then-current calendar year plus
(ii)
the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of such units, (y) the Performance Allocation (and any accrual thereof) and (z) any applicable distribution fees.

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of Class D, I and S units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units.
“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the Class D, I and S units outstanding at the beginning of the then-current calendar year and all such units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of such units over the period and calculated in accordance with recognized industry practices. The ending NAV of such units used in calculating the internal rate of return will be calculated before giving effect to any applicable Performance Allocation and distribution fees (including any accrual thereof), provided that the calculation of the Hurdle Amount for any period will exclude any such units repurchased during such period.
Except as described in “Loss Carryforward Amount” below, any amount by which the Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.
“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Class D, I or S units repurchased during such year. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Special Limited Partner’s performance participation. This is referred to as a “High-Water Mark.”
With respect to Class A and AA units, the Special Limited Partner holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 10.0% of the Class A Total Return, subject to a 7% Class A Hurdle Amount and a High-Water Mark, with a 50% Catch-Up (each term as defined below).

Specifically, the Special Limited Partner will be allocated a performance participation in an amount equal to:
•
First, if the Class A Total Return for the applicable period exceeds the sum of (i) the Class A Hurdle Amount for that period and (ii) the Class A Loss Carryforward Amount (any such excess, “Class A Excess Profits”), 50% of such Class A Excess Profits until the total amount allocated to the Special Limited Partner equals 10.0% of the sum of (x) the Class A Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Class A Excess Profits, 10.0% of such remaining Class A Excess Profits.
“Class A Total Return” for any period since the end of the prior calendar year shall equal the sum of:
(i)	all distributions accrued or paid (without duplication) on all Class A and Class AA units outstanding at the end of such period since the beginning of the then-current calendar year plus
(ii)
the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of such units, (y) the Class A Performance Allocation (and any accrual thereof) and (z) any applicable distribution fee expenses.

For the avoidance of doubt, the calculation of Class A Total Return will (i) include any appreciation or depreciation in the NAV of Class A and Class AA units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units.
“Class A Hurdle Amount” for any period during a calendar year means that amount that results in a 7% annualized internal rate of return on the NAV of the Class A and Class AA units at the beginning of the then-current calendar year and all such units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of such units over the period and calculated in accordance with recognized industry practices. The ending NAV of such units used in calculating the internal rate of return will be calculated before giving effect to any applicable Class A Performance Allocation and distribution fees (including any accrual thereof), provided that the calculation of the Class A Hurdle Amount for any period will exclude any such units repurchased during such period.
Except as described in “Class A Loss Carryforward Amount” below, any amount by which the Class A Total Return falls below the Class A Hurdle Amount will not be carried forward to subsequent periods.
“Class A Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Class A Total Return and decrease by any positive annual Class A Total Return, provided that the Class A Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Class A Loss Carryforward Amount will exclude the Class A Total Return related to any Class A and Class AA units repurchased during such year. The effect of the Class A Loss Carryforward Amount is that the recoupment of past annual Class A Total Return losses will offset the positive annual Class A Total Return for purposes of the calculation of the Special Limited Partner’s performance participation. This is referred to as a “High-Water Mark.”
With respect to Class F and Class FF units, the Special Limited Partner holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from our Operating Partnership equal to 6.25% of the Class F Total Return, subject to a 7% Class F Hurdle Amount and a High-Water Mark, with a 50% Catch-Up (each term as defined below).
Specifically, the Special Limited Partner will be allocated a Class F performance participation in an amount equal to:
•
First, if the Class F Total Return for the applicable period exceeds the sum of (i) the Class F Hurdle Amount for that period and (ii) the Class F Loss Carryforward Amount (any such excess, “Class F Excess Profits”), 50% of such Class F Excess Profits until the total amount allocated to the Special Limited Partner equals 6.25% of the sum of (x) the Class F Hurdle Amount for that period and (y) any amount allocated to the Special Limited Partner pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Class F Excess Profits, 6.25% of such remaining Class F Excess Profits.

“Class F Total Return” for any period since the end of the prior calendar year shall equal the sum of:
(i)	all distributions accrued or paid (without duplication) on the Class F and Class FF units outstanding at the end of such period since the beginning of the then-current calendar year plus
(ii)
the change in aggregate NAV of such Class F and Class FF units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Class F and Class FF units and (y) any allocation/accrual to the Class F performance participation interest.

For the avoidance of doubt, the calculation of Class F Total Return will (i) include any appreciation or depreciation in the NAV of Class F and Class FF units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units and any upfront selling commissions.
“Class F Hurdle Amount” for any period during a calendar year means that amount that results in a 7% annualized internal rate of return on the NAV of the Class F and Class FF units outstanding at the beginning of the then-current calendar year and all Class F and Class FF units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of Class F and Class FF units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Class F and Class FF units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the Class F Performance Allocation (including any accrual thereof), provided that the calculation of the Class F Hurdle Amount for any period will exclude any Class F and Class FF units repurchased during such period.
Except as described in “Class F Loss Carryforward Amount” below, any amount by which the Class F Total Return falls below the Class F Hurdle Amount will not be carried forward to subsequent periods.
“Class F Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Class F Total Return and decrease by any positive annual Class F Total Return, provided that the Class F Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Class F Loss Carryforward Amount will exclude the Class F Total Return related to any Class F and Class FF units repurchased during such year. The effect of the Class F Loss Carryforward Amount is that the recoupment of past annual Class F Total Return losses will offset the positive annual Class F Total Return for purposes of the calculation of the Special Limited Partner’s Class F performance participation. This is referred to as a “High-Water Mark.”
The Special Limited Partner will also be allocated a Performance Allocation, Class A Performance Allocation or Class F Performance Allocation, as applicable, with respect to all Operating Partnership units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such Performance Allocation, Class A Performance Allocation or Class F Performance Allocation.
Distributions on the Performance Allocation, Class A Performance Allocation or Class F Performance Allocation may be payable in cash or Class E units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Class E units, the Special Limited Partner may request that we repurchase such Class E units from the Special Limited Partner for cash or (at the Special Limited Partner’s election) Class E shares of our common stock. Such repurchases will be outside our share repurchase plan and thus will not be subject to the plan’s repurchase limits or Early Repurchase Deduction.
The NAV of the Operating Partnership calculated on the last trading day of a calendar year shall be the amount against which changes in NAV is measured during the subsequent calendar year. In our first calendar year of operations, the performance participation will be prorated for the portion of the calendar year.
The measurement of the foregoing net assets change is also subject to adjustment by our board of directors to account for any unit dividend, unit split, recapitalization or any other similar change in the Operating Partnership’s capital structure or any distributions made after the commencement of our private offering that the board of directors deems to be a return of capital (if such changes are not already reflected in the Operating Partnership’s net assets).
Changes in our Operating Partnership’s NAV per unit of each class will generally correspond to changes in our NAV per share of the corresponding class of our common stock. Distributions with respect to the Performance Allocation, Class A Performance Allocation and Class F Performance Allocation are calculated from the Total Return, Class A Total Return and Class F Total Return, respectively, over a calendar year. As a result, the Special Limited Partner may be entitled to receive compensation under the performance participation for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share. Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance participation at such time, even if no performance participation allocation for such year are ultimately payable to the Special Limited Partner at the end of such calendar year. The Special Limited Partner will not be obligated to return any portion of performance participation paid based on our subsequent performance.
In the event the Advisory Agreement is terminated, the Special Limited Partner will be allocated any accrued performance participation with respect to all Operating Partnership units as of the date of such termination.
Issuance of Additional Limited Partnership Interests
As sole general partner of the Operating Partnership, we will have the ability to cause the Operating Partnership to issue additional limited partnership interests (including Operating Partnership units), preferred partnership interests or convertible securities.
Our Operating Partnership allows us to be organized as an UPREIT. A sale of property directly to a REIT is generally a taxable transaction to the selling property owner. In an UPREIT structure, a seller of appreciated property who desires to defer taxable gain on the transfer of such property may, subject to meeting applicable tax requirements, transfer the property to the Operating Partnership in exchange for limited partnership interests (including Operating Partnership units) on a tax-free basis. Being able to offer a seller the opportunity to defer taxation of gain until the seller disposes of its interest in the Operating Partnership may give us a competitive advantage in acquiring desired properties relative to buyers who cannot offer this opportunity.
In addition, investing in the Operating Partnership, rather than in shares of our common stock, may be more attractive to certain institutional or other investors due to their business or tax structure.
Transferability of Interests
Without the consent of a majority in interest of the limited partners of the Operating Partnership, including interests held by us, we may not voluntarily withdraw as the general partner of the Operating Partnership, engage in any merger, consolidation or other business combination or transfer our general partnership interest in the Operating Partnership (except to a wholly owned subsidiary), unless: (1) the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners of the Operating Partnership (other than us in our capacity as a general partner) receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction or (2) in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to the Operating Partnership in return for an interest in the Operating Partnership and agrees to assume all obligations of the general partner of the Operating Partnership.
With certain exceptions, the limited partners may not transfer their interests in the Operating Partnership, in whole or in part, without our written consent, as general partner.
Exculpation
We, as general partner, will not be liable to the Operating Partnership or limited partners for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the partnership agreement for exculpation of the general partner and others. Therefore, purchasers of interests in the Operating Partnership have a more limited right of action than they would have absent the limitation in the partnership agreement.
Indemnification
The partnership agreement provides that we will be indemnified by our Operating Partnership for losses of any nature unless it is established that (i) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith, was the result of active and deliberate dishonesty or constituted willful misconduct or gross negligence, (ii) we received an improper benefit in money, property or services or (iii) in the case of a criminal proceeding, we had reasonable cause to believe that the act or omission was unlawful.
Tax Matters
We are the Operating Partnership’s partnership representative and have the authority to make tax elections under the Code on the Operating Partnership’s behalf.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Our organizational documents generally limit the personal liability of our stockholders, directors and officers for monetary damages and require us to indemnify and advance expenses to our directors, officers and our Adviser and any of its affiliates acting as our agents subject to the limitations of Maryland law. Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL allows directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established:
•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.
A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we would indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of his or her service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. Our directors and officers are also covered by an insurance policy that covers directors and officers of certain entities sponsored by Sculptor.
The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in the value of our shares resulting from our payment of premiums, deductibles and other costs associated with such insurance or our payment of indemnified losses. In addition, indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals.
To the extent consistent with the limitations in our charter, our Operating Partnership must also indemnify us, our directors, our officers, the Adviser and other persons we may designate against losses of any nature that relate to the operations of the Partnership and must also advance expenses relating to the foregoing.
ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
See “Index to Financial Statements” on page F-1 of this Form 10.
ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.
None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.
Financial Statements
See “Index to Financial Statements” on page F-1 of this Form 10.

Exhibits No.	Description
3.1
Second Articles of Amendment and Restatement of Sculptor Diversified Real Estate Income Trust, Inc. (the “Registrant”), effective as of March 3, 2023 (filed as Exhibit 3.1 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

3.2
Second Amended and Restated Bylaws of the Registrant, dated of as March 7, 2023 (filed as Exhibit 3.2 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

4.1	Amended and Restated Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 5, 2024 and incorporated herein by reference)
4.2	Share Repurchase Plan (filed as Exhibit 4.2 to the Company’s Registration Statement on Form 10-12G filed on July 5, 2023 and incorporated herein by reference)
10.1
Second Amended and Restated Advisory Agreement among the Registrant, Sculptor Diversified REIT Operating Partnership LP, and Sculptor Advisors LLC, dated as of June 21, 2023 (filed as Exhibit 10.1 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.2
Amended and Restated Limited Partnership Agreement of Sculptor Diversified REIT Operating Partnership LP, dated as of February 9, 2023 (filed as Exhibit 10.2 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.3
Trademark License Agreement between the Registrant and Sculptor Capital LP, dated as of February 10, 2023 (filed as Exhibit 10.3 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.4	Form of Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)
10.5
Second Amended and Restated Independent Director Compensation Plan, dated as of August 9, 2023 (filed as Exhibit 10.5 to the Company’s Registration Statement on Form 10-12G/A (File No. 000-56566) filed on August 15, 2023 and incorporated herein by reference)

10.6
Form of Grant Notice and Restricted Stock Award Agreement (filed as Exhibit 10.6 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.7
Voting Agreement between the Registrant and Founding Investor, dated as of December 22, 2022 (filed as Exhibit 10.7 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.8
CapGrow Holdings JV LLC Second Amended and Restated Limited Liability Company Agreement, dated as of January 4, 2023 (filed as Exhibit 10.8 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.9
CapGrow Holdings Member LLC Amended and Restated Limited Liability Company Agreement, dated as of January 4, 2023 (filed as Exhibit 10.9 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.10
Membership Interest Purchase Agreement between Sculptor RE Holdings XVII LLC and Sculptor Diversified REIT Operating Partnership LP, dated as of January 4, 2023 (filed as Exhibit 10.10 to the Company’s Registration Statement on Form 10-12G (File No. 000-56566) filed on July 5, 2023 and incorporated herein by reference)

10.11
Membership Interest Purchase Agreement between Sculptor RE Holdings XVII LLC and Sculptor Diversified REIT Operating Partnership LP, dated as of July 5, 2023 (filed as Exhibit 10.11 to the Company’s Registration Statement on Form 10-12G/A (File No. 000-56566) filed on August 15, 2023 and incorporated herein by reference)

Exhibits No.	Description
10.12
Membership Interest Purchase Agreement between Sculptor RE Holdings XVII LLC and Sculptor Diversified REIT Operating Partnership LP, dated as of October 2, 2023 (filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on April 1, 2024 and incorporated herein by reference)

21.1	Subsidiaries of the Registrant*
99.1	Consolidated Financial Statements for National Mentor Holdings, Inc. as of and for the years ended September 30, 2023 and 2022

*	Filed herewith.

Index to Financial Statements

Sculptor Diversified Real Estate Income Trust, Inc. (Successor)
Unaudited Interim Condensed Financial Statements
Condensed Consolidated Balance Sheets of the Successor as of June 30, 2024 and December 31, 2023	F-2
Condensed Consolidated Statements of Operations of the Successor for the Three Months Ended June 30, 2024 and 2023	F-3
Condensed Consolidated Statements of Operations of the Successor for the Six Months Ended June 30, 2024 and for the Period from January 4, 2023 through June 30, 2023 and of the Predecessor for the Period from January 1, 2023 through January 3, 2023
F-4
Condensed Consolidated Statements of Changes in Equity of the Successor for the Three Months Ended June 30, 2024 and 2023	F-5
Condensed Consolidated Statements of Changes Equity of the Successor for the Six Months Ended June 30, 2024 and for the Period from January 4, 2023 through June 30, 2023 and of the Predecessor for the Period from January 1, 2023 through January 3, 2023
F-6
Condensed Consolidated Statements of Cash Flows of the Successor for the Six Months Ended June 30, 2024 and for the Period from January 4, 2023 through June 30, 2023 and of the Predecessor for the Period from January 1, 2023 through January 3, 2023
F-7
Notes to Condensed Consolidated Financial Statements	F-9

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-35
Consolidated Balance Sheets of the Successor as of December 31, 2023 and of the Predecessor as of December 31, 2022	F-36
Consolidated Statements of Operations of the Successor for the period from January 4, 2023 through December 31, 2023 and of the Predecessor for the Period from January 1, 2023 through January 3, 2023 and for the Year Ended December 31, 2022
F-37
Consolidated Statements of Equity of the Successor for the Period from January 4, 2023 through December 31, 2023 and for the Predecessor for the Period from January 1, 2023 through January 3, 2023 and for the Year Ended December 31, 2022
F-38
Consolidated Statements of Cash Flows of the Successor for the Period from January 4, 2023 through December 31, 2023 and for the Predecessor for the Period from January 1, 2023 through January 3, 2023 and for the Year Ended December 31, 2022
F-39
Notes to Consolidated Financial Statements	F-41
Schedules
Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2023	F-65

Financial statement schedules other than those listed are omitted as they are not applicable or the required or equivalent information has been included in the consolidated financial statements or notes thereto.

Sculptor Diversified Real Estate Income Trust, Inc.
Condensed Consolidated Balance Sheets (Unaudited)
(in thousands, except share and per share data)

	June 30, 2024	December 31, 2023
Assets
Investments in real estate, net	$463,341	$470,783
Investment in an unconsolidated entity	1,897	—
Cash and cash equivalents	26,374	16,696
Restricted cash	8,779	6,406
Deferred rent and other receivables	1,864	1,326
Goodwill	34,458	34,458
Lease intangible assets, net	38,668	44,783
Other assets	5,612	4,563
Total assets	$580,993	$579,015

Liabilities and Equity
Liabilities
Mortgages and other loans payable, net	$228,463	$230,386
Revolving credit facility, net	11,957	10,139
Accounts payable and other liabilities	11,551	7,798
Financing obligation, net	22,951	22,951
Due to related parties	4,364	5,586
Lease intangible liabilities, net	51,506	54,252
Total liabilities	330,792	331,112

Commitment and contingencies
Redeemable noncontrolling interest in the Operating Partnership	1,602	—

Equity
Common stock, Class F shares, $0.01 par value per share, 300,000,000 shares authorized; 16,059,357 and 16,058,619 shares issued and outstanding, respectively	161	161
Common stock, Class FF shares, $0.01 par value per share, 300,000,000 shares authorized; 6,188,300 and 5,943,910 shares issued and outstanding, respectively	62	58
Common stock, Class E shares, $0.01 par value per share, 100,000,000 shares authorized; 196,207 and 69,325 shares issued and outstanding, respectively	2	1
Common stock, Class AA shares, $0.01 par value per share, 300,000,000 shares authorized, 1,076,927 and no shares issued and outstanding, respectively	11	—
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	236,062	221,253
Accumulated deficit and cumulative distributions	(33,247)	(20,458)
Total stockholders’ and members’ equity	203,051	201,015
Non-controlling interests in the consolidated subsidiaries	45,548	46,886
Non-controlling interests in the Operating Partnership	—	2
Total equity	248,599	247,903
Total liabilities and equity	$580,993	$579,015

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except share and per share data)

	Three Months Ended June 30,
	2024	2023
Revenues
Rental revenue	$10,739	$9,005
Other revenue	272	294
Total revenues	11,011	9,299

Expenses
Property operating expenses	1,041	96
Management fees	318	207
Performance participation allocation	(285)	277
General and administrative	2,067	1,567
Organization and transaction costs	60	495
Depreciation and amortization	6,344	4,088
Total expenses	9,545	6,730

Operating income	1,466	2,569

Other income (expense):
Interest expense, net	(3,013)	(2,625)
Impairment of investments in real estate	(580)	(909)
Income (loss) from an unconsolidated entity	18	—
Unrealized gain (loss) on derivative instruments	(61)	—
Gain (loss) on sale of real estate	34	—
Total other income (expense)	(3,602)	(3,534)
Net income (loss)	(2,136)	(965)
Net income (loss) attributable to non-controlling interest in the consolidated subsidiaries	67	(144)
Net income (loss) attributable to redeemable non-controlling interest in the Operating Partnership	16	—
Net income (loss) attributable to SDREIT stockholders	(2,053)	(1,109)
Net income (loss) per common share - basic and diluted	(0.09)	(0.11)
Weighted-average common shares outstanding - basic and diluted	23,225,630	15,736,037

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except share and per share data)

	Successor		Predecessor
	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023	Period from January 1, 2023 through January 3, 2023
Revenues
Rental revenue	$21,690	$17,615	$323
Other revenue	556	558	—
Total revenues	22,246	18,173	323

Expenses
Property operating expenses	2,023	312	29
Management fees	620	390	—
Performance participation allocation	—	723	—
General and administrative	4,078	2,801	—
Organization and transaction costs	172	1,909	—
Depreciation and amortization	12,906	7,974	—
Total expenses	19,799	14,109	29

Operating income	2,447	4,064	294

Other income (expense):
Interest expense, net	(6,051)	(5,242)	(114)
Impairment of investments in real estate	(1,022)	(2,400)	—
Income (loss) from an unconsolidated entity	10	—	—
Unrealized gain (loss) on derivative instruments	138	—	—
Gain (loss) on sale of real estate	34	—	—
Total other income (expense)	(6,891)	(7,642)	(114)
Net income (loss)	(4,444)	(3,578)	$180
Net income attributable to non-controlling interest in the consolidated subsidiaries	61	317
Net loss attributable to redeemable non-controlling interest in the Operating Partnership	29	—
Net loss attributable to SDREIT stockholders	$(4,354)	$(3,261)
Net loss per common share - basic and diluted	$(0.19)	$(0.21)
Weighted-average common shares outstanding - basic and diluted	22,770,531	15,379,897

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands, except share and per share data)

Three Months Ended June 30, 2024
	Par Value
	Common Stock Class F	Common Stock Class FF	Common Stock Class E	Common Stock Class AA	Additional Paid-in Capital	Members’ Equity	Accumulated Deficit and Cumulative Distributions	Total Stockholders’ and Members’ Equity	Non- controlling interests in the consolidated subsidiaries	Total Equity
Successor:
Balance at March 31, 2024	$161	$61	$1	$2	$225,843	$—	$(26,900)	$199,168	$46,489	$245,657
Common stock issued	—	—	—	9	9,555	—	—	9,564	—	9,564
Distribution reinvestment	—	1	—	—	807	—	—	808	—	808
Exchange of common stock	(1)	—	1	—	—	—	—	—	—	—
Offering costs	—	—	—	—	(108)	—	—	(108)	—	(108)
Amortization of compensation awards	1	—	—	—	3	—	—	4	—	4
Distributions declared on common stock	—	—	—	—	—	—	(4,294)	(4,294)	—	(4,294)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	174	174
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,048)	(1,048)
Adjustment to carrying value of redeemable equity instruments	—	—	—	—	(38)	—	—	(38)	—	(38)
Net income (loss)	—	—	—	—	—	—	(2,053)	(2,053)	(67)	(2,120)
Balance at June 30, 2024	$161	$62	$2	$11	$236,062	$—	$(33,247)	$203,051	$45,548	$248,599

Three Months Ended June 30, 2023
	Par Value
	Common Stock Class F	Common Stock Class FF	Common Stock Class E	Common Stock Class AA	Additional Paid-in Capital	Members’ Equity	Accumulated Deficit and Cumulative Distributions	Total Stockholders’ and Members’ Equity	Non- controlling interests in the consolidated subsidiaries	Total Equity
Successor:
Balance at March 31, 2023	$150	$—	$—	$—	$150,068	$—	$(4,811)	$145,407	$86,488	$231,895
Common stock issued	—	17	—	—	17,393	—	—	17,410	—	17,410
Distribution reinvestment	—	—	—	—	5	—	—	5	—	5
Amortization of compensation awards	—	—	—	—	173	—	—	173	—	173
Distributions declared on common stock	—	—	—	—	—	—	(2,860)	(2,860)	—	(2,860)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—		—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,787)	(1,787)
Net income (loss)	—	—	—	—	—	—	(1,109)	(1,109)	144	(965)
Balance at June 30, 2023	$150	$17	$—	$—	$167,639	$—	$(8,780)	$159,026	$84,845	$243,871

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands, except share and per share data)

Successor:
Six Months Ended June 30, 2024
	Par Value
	Common Stock Class F	Common Stock Class FF	Common Stock Class E	Common Stock Class AA	Additional Paid-in Capital	Members’ Equity	Accumulated Deficit and cumulative distributions	Total Stockholders’ and Members’ Equity	Non- controlling interests in the consolidated subsidiaries	Total Equity
Successor:
Balance at December 31, 2023	$161	$59	$1	$—	$221,253	$—	$(20,457)	$201,017	$46,886	$247,903
Common stock issued	—	1	—	11	13,463	—	—	13,475	—	13,475
Distribution reinvestment	—	2	—	—	1,516	—	—	1,518	—	1,518
Exchange of common stock	(1)	—	1	—	—	—	—	—	—	—
Offering costs	—	—	—	—	(187)	—	—	(187)	—	(187)
Amortization of compensation awards	1	—	—	—	90	—	—	91	—	91
Distributions declared on common stock	—	—	—	—	—	—	(8,436)	(8,436)	—	(8,436)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	686	686
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,963)	(1,963)
Adjustment to carrying value of redeemable equity instruments	—	—	—	—	(73)	—	—	(73)	—	(73)
Net income (loss)	—	—	—	—	—	—	(4,354)	(4,354)	(61)	(4,415)
Balance at June 30, 2024	$161	$62	$2	$11	$236,062	$—	$(33,247)	$203,051	$45,548	$248,599

Period from January 1, 2023 through January 3, 2023 (Predecessor) and Period from January 4, 2023 through June 30, 2023 (Successor)
	Par Value
	Common Stock Class F	Common Stock Class FF	Common Stock Class E	Common Stock Class AA	Additional Paid-in Capital	Members’ Equity	Accumulated Deficit and cumulative distributions	Total Stockholders’ and Members’ Equity	Non- controlling interests in the consolidated subsidiaries	Total Equity
Predecessor:
Balance at December 31, 2022	$—	$—	$—	$—	$—	$78,518	$—	$78,518	$—	$78,518
Net income (loss)	—	—	—	—	—	180	—	180	—	180
Balance at January 3, 2023	$—	$—	$—	$—	$—	$78,698	$—	$78,698	$—	$78,698

Successor:
Balance at January 4, 2023	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Rollover equity in Company parent	150	—	—	—	150,048	—	(1,773)	148,425	—	148,425
Common stock issued	—	17	—	—	17,393	—	—	17,410	—	17,410
Distribution reinvestment	—	—	—	—	5	—	—	5	—	5
Amortization of restricted stock grants	—	—	—	—	193	—	—	193	—	193
Distributions declared on common stock	—	—	—	—	—	—	(3,746)	(3,746)	—	(3,746)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	88,864	88,864
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(3,702)	(3,702)
Net income (loss)	—	—	—	—	—	—	(3,261)	(3,261)	(317)	(3,578)
Balance at June 30, 2023	$150	$17	$—	$—	$167,639	$—	$(8,780)	$159,026	$84,845	$243,871

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Successor		Predecessor
	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023	Period from January 1, 2023 through January 3, 2023
Cash Flows from Operating Activities:
Net income (loss)	$(4,444)	$(3,578)	$180
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,906	7,974	—
Amortization of discounts and deferred financing costs	263	135	—
Impairment of investments in real estate	1,022	2,400	—
(Gain) loss on sale of real estate	(34)	—	—
Straight-line rent adjustment	(285)	(504)	—
Amortization of above- and below-market leases	(2,300)	(2,068)	—
Amortization of share-based compensation	91	193	—
Unrealized loss on interest rate cap	(138)	—	—
Loss on an unconsolidated entity	(10)	—	—
Other reconciling items	45	2	—
Changes in operating assets and liabilities:
Deferred rent and other receivables	(297)	1,575	559
Other assets	426	49	(2)
Accounts payable and other liabilities	1,464	(924)	287
Due to related parties	416	1,171	—
Net cash provided by operating activities	9,125	6,425	1,024
Cash Flows From Investing Activities:
Acquisition of a business	—	(132,775)	—
Acquisition of real estate	(3,562)	(10,384)	—
Additions to real estate	(1,388)	(126)	—
Deposit on real estate acquisition, net of refunds	48	—	—
Proceeds from sale of real estate	3,115	9,045	—
Investment in an unconsolidated entity	(1,935)	—	—
Distributions in excess of cumulative earnings from an unconsolidated entity	48	—	—
Net cash used in investing activities	(3,674)	(134,240)	—
Cash Flows from Financing Activities:
Repayments of mortgages and other loans payable	(2,070)	(7,165)	(140)
Proceeds from revolving credit facility	1,954	7,246	—
Payment of deferred financing costs	(252)	(65)	—
Deferred offering costs	(249)	—	—
Due to related parties	(72)	1,064	—
Subscriptions received in advance	2,575	2,580	—
Issuance of common stock	12,873	17,410	—
Distribution to shareholders	(6,882)	(2,707)	—
Contribution by noncontrolling interests in the consolidated subsidiaries	686	1,025	—
Distribution to noncontrolling interests in the consolidated subsidiary	(1,963)	(3,702)	—
Net cash provided by (used in) financing activities	6,600	15,686	(140)

The accompanying notes are an integral part of these consolidated financial statements.

	Successor		Predecessor
	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023	Period from January 1, 2023 through January 3, 2023
Net change in cash and cash equivalents and restricted cash	12,051	(112,129)	884
Cash and cash equivalents and restricted cash at beginning of period	23,102	150,286	7,488
Cash and cash equivalents and restricted cash at end of period	$35,153	$38,157	$8,372

Reconciliation of Cash and Cash Equivalents and Restricted Cash:
Cash and cash equivalents	$26,374	$30,503	$3,049
Restricted cash	8,779	7,654	5,323
Total cash and cash equivalents and restricted cash	$35,153	$38,157	$8,372
Supplemental Information:
Interest paid	$5,690	$5,270	$188
Supplemental Disclosure of Noncash Investing and Financing Activities:
Mortgage and other notes payable assumed at acquisition	$—	$190,832	$—
Revolving credit facility assumed at acquisition	$—	$30,284	$—
Dividends unpaid	$1,454	$1,034	$—
Distribution reinvestment	$1,516	$5	$—
Contribution by noncontrolling interests in a consolidated subsidiary	$—	$87,839	$—
Contributions by noncontrolling interests in the Operating Partnership	$1,566	$—	$—
Distributions to noncontrolling interests in the Operating Partnership	$10	$—	$—
Transfer to assets held for sale	$1,385	$1,325	$—
Transfer of mortgages related to assets held for sale	$—	$1,092	$—
Management fee paid in shares	$605	$—	$—
Performance allocation paid in Operating Partnership units	$1,566	$—	$—
Accrued distribution fee	$61	$—	$—
Adjustment to carrying value of redeemable common stock	$73	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Sculptor Diversified Real Estate Income Trust, Inc. (the “Company,” the “Successor,” “we” or “us”) was formed on February 11, 2022 as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning January 1, 2023.
The Company is the sole general partner and a limited partner of Sculptor Diversified REIT Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership”). Sculptor Diversified REIT Special Limited Partner LP (the “Special Limited Partner”), an indirect subsidiary of Sculptor Capital LP (“Sculptor”), is the special limited partner in the Operating Partnership. The Company was organized to invest primarily in stabilized, income-generating commercial real estate across a variety of both traditional and non-traditional sectors in the U.S. and Europe, and to a lesser extent, invest in real estate related securities. These assets may include multifamily, industrial, net lease, retail and office assets, as well as others, including, without limitation, healthcare, student housing, senior living, lodging, data centers, manufactured housing and self-storage properties. Substantially all of the Company’s business will be conducted through the Operating Partnership, which was formed on February 22, 2022. The Company and the Operating Partnership are externally managed by Sculptor Advisors LLC (the “Adviser”), an affiliate of Sculptor.
The Company commenced its principal operations upon the acquisition of its first asset. On January 4, 2023, the Operating Partnership acquired a controlling interest in CapGrow Holdings Member, LLC (the “CapGrow Member” or the “Predecessor”), which holds an interest in CapGrow Holdings JV LLC (“CapGrow JV,” and together with CapGrow Member, “CapGrow”), that owns a portfolio of primarily single-family homes (the “CapGrow Portfolio”) leased to and operated by care providers that serve individuals with intellectual and developmental disabilities.
In March 2023, the Company launched a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) (the “Offering”). The Company sells shares monthly in the Offering at a price generally equal to the prior month’s net asset value (“NAV”) per share as determined pursuant to the valuation guidelines adopted by the Company’s board of directors (the “Board”), including a majority of its independent directors, plus applicable fees and commissions. NAV is not a measure used under accounting principles generally accepted in the U.S. (“GAAP”) and the valuations of and certain adjustments to the Company’s assets and liabilities used in the determination of NAV will differ from GAAP. Class A, Class AA, Class D, Class I and Class S shares are generally available for issuance in the Company’s private offering. Class F and Class FF shares were available for issuance through January 1, 2024, and existing investors in such classes may continue to invest in such classes in an amount up to such investor’s initial investment in such class until January 1, 2025.
On October 27, 2023, the Operating Partners hip, together with a third party joint venture partner (such joint venture, the “Denton JV”), closed on the acquisition of University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas.
On February 23, 2024, the Operating Partnership, together with an affiliate, CapGrow Neptune Investor LLC (“Neptune Investor”), formed a joint-venture, CapGrow Neptune JV LLC (“Neptune JV”), and closed on the acquisition of Newport, a portfolio of 33 single-family residences and intermediate care facilities located in California and Minnesota (the “Newport Portfolio”).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
Since the Company had no significant assets or operations prior to January 1, 2023, the Company concluded that CapGrow Member is the Predecessor and the Company is the Successor and each are defined as such. Except for the three months ended June 30, 2024 and 2023, the Company has made the distinctions in the condensed consolidated financial statements and certain note presentations, as follows:
•	for the six months ended June 30, 2024 (the “2024 Successor Interim Period”)
•	for the period from January 4, 2023 through June 30, 2023 (the “2023 Successor Interim Period”)
•	for the period from January 1, 2023 through January 3, 2023 (the “2023 Predecessor Interim Period”)

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
The Successor and Predecessor accounts have been presented based upon the transaction date of January 4, 2023 which resulted in a change of control and application of purchase accounting as required by Accounting Standard Codification (“ASC”) 805. As a result, the condensed consolidated financial statements of the Predecessor and the Successor are not comparable and are separated by a black line.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of the financial position of the Company at June 30, 2024 and the results of operations for the periods presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for the year ended December 31, 2024.
The Successor condensed consolidated financial statements as of June 30, 2024 and for the period from January 4, 2023 through June 30, 2023 should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC.
Principles of Consolidation
The Company consolidates entities in which the Company has a controlling financial interest. Entities in which, directly or indirectly, the Company does not have a controlling interest, are accounted for under the equity method.
The Company considers the Operating Partnership, CapGrow, and Denton JV as variable interest entities (“VIE”), in which the Company is the primary beneficiary. The Company is the primary beneficiary of a VIE when the Company has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Company continuously reassesses whether it should consolidate a VIE especially where there is a substantive change in the governing documents or contractual arrangements of the entity, to the capital structure of the entity or in the activities of the entity.
The Company considers Neptune JV as a VIE, in which Neptune Investor is the primary beneficiary. The investment is accounted for under the equity method of accounting. Investments in an unconsolidated entity for which the Company has not elected a fair value option are initially recorded at cost and subsequently adjusted for the Company’s pro-rata share of net income, contributions and distributions. When the Company elects the fair value option, the Company records its share of net asset value of the entity and any related unrealized gains and losses.
A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us, which is generally computed as the other partner’s ownership percentage. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheets and the presentation of net income is modified to present earnings attributed to controlling and noncontrolling interests. The noncontrolling interests in CapGrow JV and Denton JV are entitled to a profit share based on meeting certain internal rate of return hurdles. Any profits interest due to the other partner is reported within noncontrolling interests.
The assets of consolidated VIEs will be used first to settle obligations of the applicable VIE. Remaining assets may then be distributed to the VIEs' owners, including the Company, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs.
As of June 30, 2024, the total assets and liabilities of the Company's consolidated VIEs were $581.0 million and $330.8 million, respectively. Such amounts are included on the Company’s condensed consolidated balance sheets.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Use of Estimates
The preparation of these condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the condensed consolidated financial statements and accompanying notes to condensed consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with maturities of three months or less when purchased. The Company may have bank balances in excess of federally insured amounts; however, the Company maintains its cash and cash equivalents with high credit-quality institutions.
Restricted Cash
Restricted cash consists of subscriptions received in advance and escrows held by lenders for property taxes, insurance premiums, ground rent payments, debt service and capital expenditures.
Deferred Leasing Costs
Deferred leasing costs consist primarily of leasing commissions incurred to initiate or renew operating leases. These costs are capitalized as part of other assets in the condensed consolidated balance sheets and amortized on a straight-line basis over the related lease term. Amortization of deferred leasing costs is recorded as part of depreciation and amortization expenses in the condensed consolidated statements of operations. Upon the early termination of a lease, any unamortized deferred leasing costs are charged to expense.
Deferred Financing Costs
Deferred financing costs, which consist of lender fees, legal, title and other third-party costs related to the issuance of debt, are capitalized and are reported as a deduction from the face amount of the related debt, and are amortized over the term of the related debt agreements using the straight-line method which approximates the effective interest method. Deferred costs under the revolving credit facility are reported as a deduction from the face amount of the related debt. In the event of early redemption, any unamortized costs are charged to operations. Amortization of deferred financing costs is included in interest expense on the condensed consolidated statements of operations.
Investments in Real Estate
Real estate properties are carried at cost less accumulated depreciation and impairment losses, if any. Upon acquisition, the Company evaluates each acquisition transaction for the purpose of determining whether a transaction should be accounted for as an asset acquisition or business combination. The acquisition transaction qualifies as a business combination when the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations (“screen test”) states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business.
Whether an acquisition is considered a business combination or asset acquisition, the Company determines the fair value of acquired tangible and intangible assets and liabilities (including land, buildings, site improvements, tenant improvements, above-market and below-market leases, acquired in-place leases, leasing commissions and other identified intangible assets and assumed liabilities), the liabilities assumed and any non-controlling interest in the acquired entity. For transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. Under the business combination, acquisition-related costs are expensed as incurred. For asset acquisitions, the Company allocates the purchase price to the acquired assets and assumed liabilities based on their relative fair values. Acquisition-related costs associated with asset acquisitions are capitalized as part of the acquisition costs.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.
Depreciation is computed using the straight-line method. The estimated useful life of each building is thirty years. Minor improvements to buildings are capitalized and depreciated over useful lives ranging from three to fifteen years. Tenant improvements are capitalized and depreciated over the non-cancellable term of the related lease or their estimated useful life, whichever is shorter. Furniture and fixtures are capitalized and depreciated over useful lives ranging from four to seven years. Depreciation expense amounted to $3.6 million and $2.8 million for the three months ended June 30, 2024 and 2023, respectively. Depreciation expense amounted to $7.2 million and $6.0 million for the 2024 Successor Interim Period and 2023 Successor Interim Period, respectively.
The Company evaluates its real estate investments for impairment upon occurrence of a significant adverse change in its operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If indicators of impairment are identified, the Company estimates the future undiscounted cash flows from the use and eventual disposition of the property and compares this amount to the carrying value of the property. If any real estate investment is considered impaired, a loss is recognized to reduce the carrying value of the property to its estimated fair value. Refer to Note 3, “Investments in Real Estate, Net”, for detailed information regarding impairment loss recorded.
From time to time, the Company may identify properties to be sold. The Company considers whether the following conditions have been met in determining whether or not such properties should be classified as held for sale in accordance with GAAP: (i) there is a committed plan to sell a property; (ii) the property is immediately available for sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iv) the sale of a property is probable within one year (generally determined based upon listing for sale); (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, depreciation is discontinued, and properties held for sale are stated at the lower of its carrying amount or its fair value less estimated costs to sell. As of June 30, 2024 and December 31, 2023, assets held for sale, which are included in other assets in the condensed consolidated balance sheets, amounted to $2.2 million and $0.8 million, respectively. As of June 30, 2024 and December 31, 2023, liabilities held for sale, which are included in accounts payable and other liabilities in the condensed consolidated balance sheets, amounted to $0.7 million and $0.7 million, respectively.
Derivative Financial Instruments
The Company uses interest rate caps, a derivative financial instrument, to manage risks from increases in interest rates. The Company records all derivatives at fair value on our condensed consolidated balance sheets. At the inception of a derivative contract, the Company will determine whether the instrument will be part of a qualifying hedge accounting relationship or a contract as a trading instrument. The Company has elected not to apply hedge accounting to all derivative contracts. Changes in the fair value of our derivatives are recorded in unrealized gain on derivative instruments in our condensed consolidated statements of operations. Derivative financial instruments are recorded as a component of other assets on our condensed consolidated balance sheets at fair value. The Company has elected to classify our interest rate derivative instruments as financing activities on our condensed consolidated statements of cash flows in the same category as the cash flow from the instrument for which the interest rate derivative instruments provide an economic hedge. Refer to Note 11, “Fair Value Disclosures,” for additional information.
Goodwill
Goodwill represents the excess of the consideration transferred over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination and is allocated to an entity's reporting unit, which as of June 30, 2024 and December 31, 2023, relates to CapGrow.
The Company evaluates goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. Unless circumstances otherwise dictate, the annual

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
impairment test is performed as of December 31. In evaluating goodwill for impairment, the Company assesses qualitative factors such as significant decline in real estate valuations or enterprise value of the reporting unit, current macroeconomic conditions, and the overall financial performance of the reporting unit, among others. If the carrying value of a reporting unit exceeds its estimated fair value, then an impairment charge is recorded in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. As of June 30, 2024 and December 31, 2023, goodwill recognized in connection with the acquisition of CapGrow was $34.5 million and there was no recorded goodwill impairment charge.
Organization and Offering Expenses
Organization costs are expensed as incurred and offering costs are charged to equity as such amounts are incurred. During the 2024 Successor Interim Period and 2023 Successor Interim Period, the Company incurred organization and offering costs (including legal, accounting, and other expenses attributable to the organization but excluding any upfront selling commissions and distribution fees) amounting to approximately $0.2 million and $1.1 million, respectively. See Note 10, “Related Party Transactions,” for the related disclosures.
Fair Value Measurements
See Note 11, “Fair Value Measurements,” for related disclosures.
Segment Reporting
Under the provisions of ASC 280, “Segment Reporting,” the Company has determined that it has two reportable segments: Residential (Business) and Student Housing. The first, Residential (Business), is associated with the CapGrow portfolio as well as CapGrow’s investment in Neptune. The CapGrow portfolio engages in activities related to acquiring, renovating, developing, leasing and operating single-family homes as rental properties. The CapGrow Portfolio is geographically dispersed, and management evaluates operating performance on a total portfolio basis. The aggregation of individual homes constitutes the total portfolio. Decisions regarding acquisitions and dispositions of homes are made at the individual home level with a focus on accretion in high-growth locations where there is greater scale and density.
The second reportable segment, Student Housing, is associated with the Denton JV. The Denton JV owns University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas. Decisions regarding the allocation of resources are made at the property level. See Note 15, “Segment Reporting”, for related disclosures.
Revenue Recognition
The Company and Predecessor derive its revenues from residential leases, which are accounted for as operating leases. The majority of its leases are under a triple net lease arrangement which requires tenants to pay the taxes, insurance and maintenance costs, among others, of the property it leases in addition to its contractual base rent. Other leases are under a modified net lease arrangement wherein tenants pay, for most, but not all property expenses in addition to its contractual base rent. As a practical expedient, the Company elected to account for both the lease and non-lease components as a single lease component because the timing and pattern of revenue recognition are generally the same.
Rental revenue is recognized on the straight-line basis over the non-cancellable terms of the leases from the later of (i) the date of the commencement of the lease or (ii) the date of acquisition of the property. For lease modifications, the commencement date is considered to be the date the lease modification is executed. Rental revenue recognition begins when tenants control the space and continues through the term of their respective leases, which typically have an initial lease term of five to ten years. Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rent and other receivables on the consolidated balance sheets. Any amounts paid in advance by the tenants are recorded as deferred revenue, which is included in accounts payable and other liabilities on the condensed consolidated balance sheets and are recognized as rental income in accordance with the Company’s revenue recognition policy.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Rental revenue is recognized if collectability is probable. For leases that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.
Other revenue includes termination income and late fees. Termination income, which relates to fees paid by tenants to terminate their lease prior to the contractual lease expiration date, are recognized during the period the following conditions are met: (i) the termination agreement is executed, (ii) the termination fee is determinable, and (iii) collectability of the termination fee is assured.
Gain or loss on sale of real estate is recognized when the Company no longer has a controlling financial interest in the real estate, a contract exists with a third party and that third party has control of the assets acquired. Gain on sale of real estate is shown as a separate line item in the condensed consolidated statements of operations.
Leasing Arrangements
CapGrow leases its corporate office. Prior to business combination with the Company, CapGrow accounted for this lease as an operating lease in accordance with the adoption of ASC 842, “Leases,” effective January 1, 2020, which requires a recognition of right-of-use (“ROU”) asset and lease liability in the condensed consolidated balance sheets for the rights and obligations created from this lease. CapGrow recognized the operating lease ROU asset and lease liability based on the present value of future minimum lease payments over the expected lease term at commencement date, which was calculated using CapGrow’s incremental borrowing rate. At acquisition date, the Company remeasured the ROU asset and lease liability, as if it were a new lease, at the present value of the remaining lease payments, which was calculated using the Company’s incremental borrowing rate and considered adjustment related to favorable or unfavorable terms of the lease as compared to market terms.
The Company elected to not separate non-lease components from the associated lease component of the office lease. Lease expense is recognized on a straight-line basis over the expected lease term, which is included in property operating expenses in the condensed consolidated statements of operations. As of June 30, 2024 and December 31, 2023, ROU asset, which was included in other assets in the consolidated balance sheets, was $0.3 million and $0.3 million, respectively. As of June 30, 2024 and December 31, 2023, lease liability, which was included in accounts payable and other liabilities in the condensed consolidated balance sheets was $0.3 million and $0.3 million, respectively.
The Company See Note 10 “Related Party Transactions,” for the related disclosures.
Share-based Compensation
The Company records all equity-based incentive grants to non-employee members of the Board based on their fair values determined on the date of grant. Stock-based compensation expense, which is included in general and administrative expenses in the condensed consolidated statements of operations, is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards.
Income Taxes
The Company was treated as a corporation for the taxable year ending December 31, 2022. The Company intends to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes beginning with the Company’s taxable year ending December 31, 2023. As a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes 100% of its taxable income to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
The Operating Partnership and the Predecessor are classified as a partnership for U.S. federal and state income tax purposes and are therefore not subject to income tax. Each partner is responsible for the tax liability, if any, related to their share of Operating Partnership taxable income or loss.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
The Company may elect to treat certain of our corporate subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business. The TRSs are subject to taxation at the federal, state and local levels, as applicable. In 2023, Denton JV formed a TRS to perform additional services for tenants and CapGrow JV formed a TRS to own and manage assets held for sale. The Company accounts for applicable income taxes by utilizing the asset and liability method. As such, the Company records deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized.
For the 2024 Successor Interim Period, the Company recorded a net tax expense of less than $0.1 million, which is included in the general and administrative expenses in the consolidated statements of operations. The TRSs did not have any material deferred tax assets or liabilities during the 2024 Successor Interim Period and 2023 Successor Interim Period.
Management is responsible for determining whether a tax position taken by the Company or the Operating Partnership is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits or uncertain income tax positions and therefore no interest or penalties associated with uncertain tax positions.
Earnings per Share
Basic net income (loss) per share (“EPS”) of common stock is determined by net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period.
Diluted EPS of common stock is determined by net income (loss) attributable to common shareholders by the weighted average number of common shares and common share equivalents outstanding for the period. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive. All classes of common stock are allocated to net income (loss) at the same rate and receive the same gross distribution share. There were no common share equivalents outstanding that would have a dilutive effect and accordingly, the weighted average number of common shares outstanding is identical to both basic and diluted shares for the both the 2024 Successor Interim Period and 2023 Successor Interim Period.
The restricted stock grants of Class F shares held by the Company’s independent directors are not considered to be participating securities because they have forfeitable rights to distributions. As a result, there is no impact of these restricted stock grants on basic and diluted net income (loss) per common share until the restricted stock grants have been fully vested.
Recent Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” or ASU 2023-09. ASU 2023-09 requires additional disaggregated disclosures on the entity’s effective tax rate reconciliation and additional details on income taxes paid. ASU 2023-09 is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2024 and early adoption is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” or ASU 2023-07. ASU 2023-07 enhances the disclosures required for reportable segments on an annual and interim basis. ASU 2023-07 is effective on a retrospective basis for annual periods beginning after December 15, 2023, for interim periods within fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company does not expect the adoption of ASU 2023-07 to have a material impact on its consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
3. INVESTMENTS IN REAL ESTATE, NET
Investments in real estate, net consist of (in thousands):

	June 30, 2024	December 31, 2023
Land and land improvements	$75,537	$75,885
Building and improvements	405,927	406,090
Furniture, fixtures and equipment	1,206	1,197
Total real estate properties, at cost	482,670	483,172
Less: accumulated depreciation	(19,329)	(12,389)
Investments in real estate, net	$463,341	$470,783

Business Combination
On January 4, 2023, the Company, through the Operating Partnership, acquired a 61.64% controlling indirect interest in CapGrow at a total enterprise value of approximately $455 million. Debt of approximately $221 million was assumed in the transaction which resulted in an approximate cash outlay of $141 million by the Company to acquire this interest. As part of this transaction, CapGrow retained the employees responsible for implementing strategic decisions relating to acquisitions, dispositions and cash flow management, including CapGrow’s chief executive officer. Since the Company consolidates CapGrow as it is the primary beneficiary of CapGrow Member and accounts for this transaction as a business, the Company recognizes all of the tangible and intangible assets acquired, the liabilities assumed and noncontrolling interest in CapGrow Member and CapGrow JV at the acquisition-date fair value. Goodwill was recognized as the excess of the consideration transferred and the net assets acquired, including the noncontrolling interests. The material components of goodwill, amounts paid in excess of amounts attributable to the fair value of the assets acquired, represent the value assigned to a growing and profitable business that includes an experienced management team and the expected synergies and continued expansion of CapGrow's operations. The members of CapGrow’s management have been with CapGrow for at least five to ten years. The senior members have specific skill sets and significant industry knowledge, including its regulatory and policy environment. These elements make up goodwill, which does not qualify for separate recognition.
The following table summarizes the consideration transferred and the amounts of identified assets acquired and liabilities assumed at the acquisition date as well as the fair value of the noncontrolling interest in CapGrow at acquisition date:

Consideration transferred:
Cash	$141,147
Acquisition-related costs (included in organization and transaction costs)	870
Assets acquired and liabilities assumed:
Property level cash	3,049
Restricted cash	5,323
Receivables	1,739
Other assets	58
Investments in real estate	424,999
Intangible assets	46,904
Mortgages and notes payable	(190,832)
Revolving credit facility	(30,284)
Accounts payable and other liabilities	(4,656)
Intangible liabilities	(61,772)
Total identifiable net assets	194,528
Fair value of noncontrolling interest in CapGrow	(87,839)
Goodwill	34,458
$141,147

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
On July 5, 2023, the Company acquired additional equity interests in CapGrow for $18 million, thereby increasing its indirect controlling interest in CapGrow to 69.22%. On October 2, 2023, the Company acquired additional equity interests in CapGrow for $25 million, thereby increasing its indirect controlling interest in CapGrow to 79.64%. The Company accounted for these changes in ownership interests that did not result in a change of control as an equity transaction. The identifiable net assets remained unchanged and the difference between the fair value of the consideration paid and the proportionate interest of the carrying value of the noncontrolling interest by which it is adjusted, which amounted to $3.6 million, is recognized as an adjustment in additional paid in capital on the condensed consolidated statements of equity. As of June 30, 2024, the Company owns a 79.93% indirect controlling interest in CapGrow.
Asset Acquisitions
During the three months ended June 30, 2024 and the 2024 Successor Interim Period, the Company, through CapGrow, acquired three and ten vacant homes at an aggregate purchase price of approximately $1.2 million and $3.5 million, respectively.
During the three months ended June 30, 2023 and the 2023 Successor Interim Period, the Company, through CapGrow, acquired one and eleven vacant homes at an aggregate purchase price of approximately $0.2 million and $10.4 million, respectively.
On October 27, 2023, Denton JV, through its wholly-owned subsidiary (“Denton Owner”), closed on the acquisition of University Courtyard for a gross purchase price of $58.0 million, exclusive of closing costs. Immediately following the completion of the purchase of University Courtyard, Denton Owner entered into (a) a sale agreement for the sale of the underlying land to a third party for a gross purchase price of $23.2 million and (b) a 99-year ground lease agreement (the “Ground Lease”), as tenant, with the third party, as landlord, granting a leasehold interest (the “Leasehold Interest”) in University Courtyard. See Note 8, “Borrowings”, for the related disclosures surrounding the Ground Lease and Leasehold Interest.
Asset Dispositions
Except for one asset sold at a gain amounting to $34 thousand during the three months ended June 30, 2024, for the three months ended June 30, 2024 and the 2024 Successor Interim Period, impairment losses of $0.2 million and $0.4 million, respectively, were recognized for these assets sold and included in impairment on investments in real estate on the condensed consolidated statements of operations. For the three months ended June 30, 2024 and the 2024 Successor Interim Period, we sold five and ten homes for aggregate net proceeds of $2.0 million and $3.1 million, respectively
For the three months ended June 30, 2023 and the 2023 Successor Interim Period, we sold 14 and 30 homes for aggregate net proceeds of $4.2 million and $9.0 million, respectively. Impairment losses of $1.1 million and $1.6 million, respectively, were recognized and included in impairment on investments in real estate on the condensed consolidated statements of operations.
Properties Held-for-Sale and Asset Impairment
As of June 30, 2024, the Company identified three properties classified as held for sale and one vacant property as impaired in its Residential (Business) segment. As of December 31, 2023, the Company identified one property classified as held for sale and five vacant properties as impaired in its Residential (Business) segment.
The details of impairment losses for the three months ended June 30, 2024 and 2023, 2024 Successor Interim Period and 2023 Successor Interim Period, are as follows (in thousands):

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023
Impairment loss - assets sold	$204	$1,123
Impairment loss - held for sale and vacant(1)	376	(214)
	$580	$909

(1)	Amount is net of impairment loss reclassified to Impairment loss - assets sold during the three months ended June 30, 2023.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)

	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023
Impairment loss - assets sold	$398	$1,644
Impairment loss - held for sale and vacant	624	756
	$1,022	$2,400

4. INVESTMENT IN UNCONSOLIDATED ENTITIES
In February 2024, Neptune JV, through its wholly owned subsidiary (“Neptune Owner”), closed on the acquisition of the Newport Portfolio for a gross purchase price of $101.5 million, exclusive of closing costs. Concurrently with the acquisition, Neptune Owner obtained debt financing in the amount of $66.0 million. Neptune JV is a VIE in which the Company is not the primary beneficiary. Therefore, the Company accounts for this investment under the equity method of accounting. The Company owns an indirect equity interest of 4.00% in the Newport Portfolio as of June 30, 2024. Our maximum loss is limited to the amount of our equity investment in this VIE. As of June 30, 2024, the Company’s investment in unconsolidated entity was $1.9 million, and the income from unconsolidated entity, which was included in income from an unconsolidated entity on the condensed consolidated statements of operations was less than $0.1 million for the three months ended June 30, 2024 and 2024 Successor Interim Period.
5. LEASE INTANGIBLES
The gross carrying amount and accumulated amortization of the Company's intangible assets and liabilities (in thousands) as of June 30, 2024 and December 31, 2023 are as follows.

	June 30, 2024
	Cost	Accumulated Amortization	Net
Intangible assets, net:
Above-market lease intangibles	$3,153	$(990)	$2,163
In-place lease intangibles	13,627	(6,388)	7,239
Leasing commissions	33,356	(4,090)	29,266
Total intangible assets	$50,136	$(11,468)	$38,668
Intangible liabilities, net:
Below-market lease intangibles	$(58,370)	$6,864	$(51,506)

	December 31, 2023
	Cost	Accumulated Amortization	Net
Intangible assets, net:
Above-market lease intangibles	$3,153	$(658)	$2,495
In-place lease intangibles	13,701	(2,310)	11,391
Leasing commissions	33,650	(2,753)	30,897
Total intangible assets	$50,504	$(5,721)	$44,783
Intangible liabilities, net:
Below-market lease intangibles	$(58,900)	$4,648	$(54,252)

For the three months ended June 30, 2024 and 2023 the Company recognized $1.0 million and $1.1 million, respectively, of rental revenue for the amortization of aggregate below-market leases in excess of above-market leases resulting from the allocation of the purchase price of the applicable properties and wrote off $0.4 million of accumulated amortization related to fully depreciated assets as of June 30, 2024 , held for sale assets and sold assets. Additionally, during the three months ended June 30, 2024 and 2023, the Company recorded $2.0 million and $1.0 million, respectively, of

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
amortization of in-place leases and leasing commissions and wrote off $0.3 million of accumulated amortization related to fully depreciated assets, held for sale assets and sold assets as of June 30, 2024. Amortization of the in-place leases and leasing commissions are included in depreciation and amortization of the condensed statements of operations
For the 2024 Successor Interim Period and 2023 Successor Interim Period, the Company recognized $2.3 million and $2.1 million, respectively, of rental revenue for the amortization of aggregate below-market leases in excess of above-market leases resulting from the allocation of the purchase price of the applicable properties. Amortization of the in-place leases and leasing commissions during the 2024 Successor Interim Period and 2023 Successor Interim Period aggregating to $5.0 million and $1.9 million, respectively, are included in depreciation and amortization of the condensed statements of operations.
The recognition of these items was not applicable to the 2023 Predecessor Interim Period
As of June 30, 2024, the weighted-average amortization period for above-market leases, in-place lease intangibles, leasing commissions and below-market lease costs is 4.3 years, 11.2 years, 12.7 years and 13.3 years respectively. The estimated future amortization of the Company's lease intangibles for each of the next five years and thereafter as of June 30, 2024 is as follows (in thousands):

	Above-market Lease Intangibles	In-place Lease Intangibles	Leasing Commissions	Below-market Lease Intangibles
2024 (6 months)	$325	$470	$1,372	$(2,306)
2025	640	897	2,729	(4,551)
2026	511	788	2,619	(4,421)
2027	343	689	2,501	(4,264)
2028	94	577	2,338	(4,100)
Thereafter	250	3,818	17,707	(31,864)
	$2,163	$7,239	$29,266	$(51,506)

6. OTHER ASSETS
The following table summarizes the components of other assets (in thousands). Refer to Note 11, “Fair Value Measurements,” for additional information on the interest rate cap included in Derivative assets below.

	June 30, 2024	December 31, 2023
Derivative assets	$2,630	$2,492
Assets held for sale	2,222	837
Prepaid insurance	82	390
Right of use asset - operating lease	269	302
Deferred costs	121	102
Prepaid ground rent	93	93
Pre-acquisition costs	68	116
Other	127	231
Total	$5,612	$4,563

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
7. Accounts Payable, Accrued Expenses and Other Liabilities
The following table summarizes the components of accounts payable and other liabilities (in thousands):

	June 30, 2024	December 31, 2023
Tenant security deposits	$2,422	$2,440
Accounts payable and accrued expenses	4,021	2,333
Distribution payable	1,454	1,408
Liabilities related to assets held for sale	713	713
Deferred income	93	355
Lease liability - operating lease	273	306
Subscriptions received in advance	2,575	125
Due to seller	—	118
Total	$11,551	$7,798

8. BORROWINGS
Mortgages and Other Loans Payable, net
The following table provides information regarding the Company’s mortgages and other loans payable, some of which were assumed upon acquisition of CapGrow and were secured by certain properties of CapGrow (amounts in thousands):

	June 30, 2024	December 31, 2023	Interest Rate	Initial Maturity Date
Mortgage note payable(1)(2)	$5,386	$5,485	7.50%	October 2026
Mortgage note payable(2)	9,154	9,356	5.19%	June 2027
Mortgage note payable(2)	8,858	8,987	3.75%	April 2028
Mortgage note payable(2)	7,517	7,589	5.59%	April 2028
Mortgage note payable(2)	18,270	18,427	4.28%	November 2029
Mortgage note payable(3)	48,629	49,087	3.59%	September 2030
Mortgage note payable(4)	38,236	38,573	3.85%	January 2031
Mortgage note payable(2)	1,997	2,024	4.35%	February 2031
Mortgage note payable(5)	24,982	24,982	4.01%	January 2032
Mortgage note payable(2)	14,086	14,266	4.00%	March 2032
Mortgage note payable(6)	32,241	32,241	6.60%	September 2033
Mortgage note payable(7)	20,880	20,880	7.88%	November 2033
Mortgage note payable(2)	1,239	1,324	5.63% to 6.40%	February 2037 through 2039
Notes payable(8)	915	1,239	7.00%	various
Total	232,390	234,460
Discounts and deferred financing costs, net	(3,214)	(3,361)
Total mortgages and other loans payable, net	$229,176	$231,099

(1)
Includes one mortgage loan related to assets held for sale amounting to $0.7 million at June 30, 2024 and December 31, 2023, which is included in accounts payable and other liabilities on the condensed consolidated balance sheets. On June 28, 2024, the Company entered into a modification and extension agreement which provides, among other items, the extension of the original maturity date from June 28, 2024 to October 31, 2026 and an increase in interest rate from 5% to 7.5%.

(2)	These loans are subject to monthly principal and interest payments through maturity date.
(3)	Interest only payment loan through September 2023, at which time, monthly principal and interest payments are due through maturity date.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
(4)	Interest only payment loan through January 2024, at which time, monthly principal and interest payments are due through maturity date.
(5)	Interest only payment loan through January 2025, at which time, monthly principal and interest payments are due through maturity date.
(6)	Interest only payment loan through September 2026, at which time, monthly principal and interest payments are due through maturity date.
(7)
The acquisition of University Courtyard was funded partly by equity, a $20.8 million leasehold mortgage and $23.2 million of financing proceeds derived from a failed sale and leaseback transaction. This leasehold mortgage bears interest based on SOFR plus 2.56% per annum and is subject to interests only payment through November 2028, at which time, monthly principal and interest payments are due through maturity date. In connection with this leasehold mortgage, University Courtyard entered into a 5-year interest rate cap agreement which caps SOFR at 1% per annum. Refer to “Financing Obligation, net” below for additional information relating to the failed sale and leaseback transaction. Refer to Note 11, “Fair Value Measurement,” for additional information related to this interest rate cap.

(8)	These loans, which are owed to private parties, bear interest rates at 7%. Monthly principal and interest payments are due through maturity date beginning May 2024 through July 2027.
Revolving Credit Facility
In February 2022, the Predecessor entered into a third amended and restated revolving line of credit agreement (the “2022 Credit Facility” or “Credit Facility”) with CIBC Bank USA, which was previously amended in July 2021 (the “2021 Credit Facility”) and was originally entered into by the Predecessor in December 2020. Under the 2022 Credit Facility, the maximum borrowing facility increased from $40.0 million to $50.0 million and the maturity date of the 2021 Credit Facility was extended from February 2022 to February 2024. The maturity date of the 2022 Credit Facility was further extended to February 2025 as a result of the Company exercising its one-year extension option. The 2022 Credit Facility bears interest equal to Term SOFR plus 3.5% per annum. Prior to the amendment of the 2021 Credit Facility, interest was based on LIBOR plus 3% per annum with a 0.25% LIBOR floor. As part of the business combination described in Note 3, “Investments in Real Estate,” the Company assumed the outstanding loan balance of $30.3 million. As of June 30, 2024 and December 31, 2023, the interest rate was 8.85% and 8.86%, respectively. As of June 30, 2024 and December 31, 2023, the Credit Facility had a carrying value of $12.0 million and $10.1 million, respectively.
The Credit Facility is guaranteed by certain subsidiaries of CapGrow.
Financing Obligation, Net
In connection with the acquisition of University Courtyard in October 2023, the Company entered into a sale and leaseback transaction whereby the underlying land was sold to an unaffiliated third party for $23.2 million and simultaneously entered into a lease agreement with the same unaffiliated third party to lease the property back. The sale and leaseback of University Courtyard is accounted for as a failed sale and leaseback because the lease is classified as a finance lease. Accordingly, the sale of the underlying land is not recognized and the property continues to be included within the Company’s consolidated financial statements. The Company will continue to depreciate the property as if the Company is the legal owner. The proceeds received from the sale, net of debt financing costs of $0.2 million, are accounted for as a financing obligation on our condensed consolidated balance sheets. The Company allocates the rental payments under the lease between interest expense and principal repayment of the financing obligation using the effective interest method and amortization over the 99-year lease term. The total principal payments are not expected to exceed the difference between the gross proceeds from the sale of $23.2 million and the initial carrying value of the land of $4.1 million, resulting in maximum principal payments of $19.1 million over the term of the arrangement.
Restrictive Covenants
The Company is subject to various financial and operational covenants under certain of its mortgages and other loans payable and the Credit Facility. These covenants require the Company to maintain a minimum debt service coverage ratio, liquidity, net worth and a minimum of two-years of remaining lease term of all of the CapGrow Portfolio, among others. As of June 30, 2024 and December 31, 2023, the Company was in compliance with all of its loan covenants, respectively.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Contractual Maturities
The scheduled principal maturities of the mortgages and other loans payable and Credit Facility for each of the next five years and thereafter as of June 30, 2024 were as follows for the Company (in thousands):

Year Ending	Mortgages and Other Loans Payable	Credit Facility	Financing Obligation	Total
December 31, 2024 (6 months)	$2,203	$—	$—	$2,203
December 31, 2025	4,222	12,093	2	16,317
December 31, 2026	9,291	—	3	9,294
December 31, 2027	11,984	—	5	11,989
December 31, 2028	18,457	—	7	18,464
Thereafter	186,233	—	19,126	205,359
	$232,390	$12,093	$19,143	$263,626

9. Stockholders’ and Members’ Equity and Non-controlling Interests in the Operating Partnership and the Consolidated Subsidiaries
Authorized Capital Stock
As of June 30, 2024, the Company’s authorized capital stock was as follows:

	Number of Shares	Par Value per Share
Class F Shares	300,000,000	$0.01
Class FF Shares	300,000,000	$0.01
Class S Shares	300,000,000	$0.01
Class D Shares	300,000,000	$0.01
Class I Shares	300,000,000	$0.01
Class A Shares	300,000,000	$0.01
Class AA Shares	300,000,000	$0.01
Class E Shares	100,000,000	$0.01
Total	2,200,000,000
Preferred Stock	100,000,000	$0.01
	2,300,000,000

Common Stock
The following tables detail the movement in the Company’s outstanding shares of common stock:

	Three Months Ended June 30, 2024
	Class F	Class FF	Class E	Class AA	Total
March 31, 2024	16,103,030	6,115,489	98,612	220,393	22,537,524
Common stock issued	—	9,358	27,993	849,206	886,557
Distribution reinvestment	2,162	63,453	2,657	7,328	75,600
Shares exchanged	(67,152)	—	66,945	—	(207)
Restricted stock grant(1)	21,317	—	—	—	21,317
June 30, 2024	16,059,357	6,188,300	196,207	1,076,927	23,520,791

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)

	Six Months Ended June 30, 2024
	Class F	Class FF	Class E	Class AA	Total
December 31, 2023	16,058,619	5,943,910	69,325	—	22,071,854
Common stock issued	—	119,511	55,898	1,069,472	1,244,881
Distribution reinvestment	5,479	124,879	4,039	7,455	141,852
Shares exchanged	(67,152)	—	66,945	—	(207)
Restricted stock grant(1)	62,411	—	—	—	62,411
June 30, 2024	16,059,357	6,188,300	196,207	1,076,927	23,520,791

(1)	Represents the vested portion of the shares granted in 2023.
Holders of Class F shares purchased before January 1, 2023 are prohibited from seeking repurchase of their shares before January 1, 2026 except in the event of a material violation, amendment or waiver of the Company’s corporate governance guidelines without the prior consent of the holders of a majority of the outstanding Class F shares.
Share Repurchase Plan
On February 10, 2023, the Company adopted a Share Repurchase Plan (the “Repurchase Plan”), whereby, subject to certain limitations, stockholders may request on a monthly basis that the Company repurchase all or any portion of their shares. Repurchases under the Repurchase Plan began in July 2023.
The total amount of aggregate repurchases of the Company’s stock is limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all share classes as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of the Company’s stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter. Shares will be repurchased at a price equal to the transaction price on the applicable repurchase date, subject to any Early Repurchase Deduction (as defined below). The transaction price will generally equal the prior month’s NAV per share for that share class. Shares repurchased within one year of the date of issuance will be repurchased at 95% of the current transaction price (the “Early Repurchase Deduction”). The Early Repurchase Deduction will not apply to shares acquired through the distribution reinvestment plan. Due to the illiquid nature of investments in real estate, the Company may not have sufficient liquid resources to fund repurchase requests, and the Company has established limitations on the amount of funds it may use for repurchases during any calendar month and quarter as described above. The Company’s Board may modify, suspend or terminate the Repurchase Plan. As of June 30, 2024 and December 31, 2023, there were no shares repurchased under the Repurchase Plan.
Distributions
To comply with the REIT provisions of the Code, the Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net income as calculated in accordance with GAAP, to our stockholders beginning January 1, 2023 and each year thereafter.
Each class of common stock receives the same gross distribution per share. The net distribution varies for each class based on the applicable distribution fee, which is deducted from the monthly distribution per share and paid directly to the applicable distributor, and/or certain other class-specific fees, as applicable.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
The following tables detail the aggregate distributions declared for each applicable class of common stock:

	Three Months Ended June 30, 2024
	Class F	Class FF	Class E	Class AA
Aggregate gross distributions declared per share of common stock	$0.1882	$0.1882	$0.1882	$0.1882
Distribution fee per share of common stock	—	(0.0133)	—	(0.0133)
Net distributions declared per share of common stock	$0.1882	$0.1749	$0.1882	$0.1749

	Six Months Ended June 30, 2024
	Class F	Class FF	Class E	Class AA
Aggregate gross distributions declared per share of common stock	$0.3769	$0.3769	$0.3769	$0.3142
Distribution fee per share of common stock	—	(0.0266)	—	(0.0221)
Net distributions declared per share of common stock	$0.3769	$0.3503	$0.3769	$0.2921

Distribution Reinvestment Plan
In February 2023, the Company adopted a distribution reinvestment plan (“DRIP”) whereby participating stockholders will have their cash distributions attributable to the class of shares purchased automatically reinvested in the same class of shares. The per share purchase price for shares purchased under the DRIP will be equal to the transaction price on the record date of the distribution that is payable. Stockholders will not pay upfront selling commissions when purchasing shares pursuant to the DRIP, but such shares will be subject to distribution fees, if any. The distribution fees (when applicable) are calculated based on the NAV for these applicable shares and may reduce the NAV, or alternatively, the distributions payable with respect to the shares of each such class, including shares issued under the DRIP.
During the 2024 Successor Interim Period, the Company issued 5,479 Class F Shares, 124,879 Class FF Shares, 4,039 Class E Shares and 7,455 Class AA shares under the DRIP.
Share-Based Compensation Plan
On March 7, 2023, the Board approved the independent director compensation plan (the “Compensation Plan”), which provides independent directors an initial one-time grant of Class F restricted shares of common stock valued at $100,000 (“Initial Grant”), annual compensation consisting of a number of restricted shares (“Equity Retainer”) valued at $25,000 and all or a portion of their cash compensation (“Cash Retainer”) if the independent directors elect to receive such cash compensation in the form of restricted shares of the Company’s common stock. Prior to September 3, 2023, any grant of restricted stock was based on the then-current per share transaction price of the Class F shares at the time of grant. Thereafter, any grant of restricted stock will be based on the then-current per share transaction price of the Class E shares at the time of grant. Subject to the approval of the Board, the Company expects to issue Class E shares to non-employee directors in exchange for Class F shares previously issued to them under an Initial Grant or subsequent grant. Restricted stock grants will generally vest on the first anniversary of the date of grant. During the restricted period, these Class F restricted shares are automatically subject to the Company's DRIP with all dividends and other distributions declared and paid in respect of such restricted shares being applied to the purchase of additional restricted shares of the same class until the later of (i) such restricted shares becomes fully vested or (ii) receipt of nonparticipation in the DRIP by such independent director. The maximum number of shares that will be available for issuance under the Compensation Plan is 500,000.
In March 2023, the Company granted approximately $0.6 million or approximately 62,410 Class F restricted shares of common stock which represented the Initial Grant, Equity Retainer and a portion of the Cash Retainer that the independent directors have elected to receive in restricted shares of stock. These restricted stock grants along with the additional restricted shares earned under the DRIP vested between February 2024 and April 2024. In June 2024, the Company granted approximately $0.2 million or approximately 22,792 Class E restricted shares of common stock which represented the Equity Retainer and a portion of the Cash Retainer that the independent directors have elected to receive in restricted shares of stock. These restricted stock grants along with the additional restricted shares earned

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
under the DRIP will vest in June 2025. As of June 30, 2024, 414,798 shares of common stock remain available for issuance under the Compensation Plan. Total compensation cost recognized was less than $0.1 million during each of the three months ended June 30, 2024 and 2023. Total compensation cost recognized was less than $0.1 million during each of the 2024 Successor Interim Period and 2023 Successor Interim Period. The Company adopted the policy of accounting for forfeitures as they occur. As of June 30, 2024, the Company expects that the independent directors will complete their requisite service period. If awards are ultimately forfeited prior to vesting, then the Company will reclassify amounts previously charged to retained earnings to compensation cost in the period the award is forfeited.
Non-controlling Interest in the Operating Partnership
As discussed in Note 10, “Related Party Transactions,” the Special Limited Partner holds a performance participation interest in the Operating Partnership. Because the Special Limited Partner has the ability to redeem its Class E units for cash or Class E shares, at its election, the Company has classified these Class E units as a redeemable non-controlling interest in the Operating Partnership on our condensed consolidated balance sheets. The redeemable non-controlling interest in the Operating Partnership is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such units at the end of each measurement period.
In January 2024, the Company issued 144,239 Class E units as payment for the 2023 performance allocation. Below are the details of the non-controlling interest in the Operating Partnership (in thousands):

	June 30, 2024	December 31, 2023
December 31, 2023	$2	$2
Settlement of 2023 performance participation allocation	1,611	—
Distributions	(55)	—
GAAP income allocation	(29)	—
Adjustment to carrying value of redeemable equity instrument	73	—
June 30, 2024	$1,602	$2

Non-controlling Interest in the Consolidated Subsidiaries
Noncontrolling interest in the consolidated subsidiaries represents an affiliate and third-party equity interests in CapGrow Member, CapGrow and Denton JV, respectively.
Members’ Equity (Predecessor)
Within CapGrow, the members’ obligations and rights relating to contributions, distributions, allocation of income and loss, among others, are governed by CapGrow’s limited liability company agreement, as further amended from time to time (the “CapGrow Agreement”). Distributions of available cash are distributed to the members of CapGrow based on their respective membership interests until certain internal rate of return thresholds are met. As the rate of return thresholds are achieved, the allocation of distributions is modified as further described in the CapGrow Agreement. Income or losses are allocated to the members in amounts that result in ending capital account balances reflecting the amounts that would be distributed to them assuming CapGrow was liquidated at book value at the end of the reporting period.
10. Related Party Transactions
Due from Affiliates
Since our initial investment, CapGrow has overseen the day to day operations of CapGrow Neptune. CapGrow is entitled to a reimbursement of expenses borne on behalf of CapGrow Neptune. As of June 30, 2024, there were no reimbursement of expenses due from CapGrow Neptune.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Due to Affiliates
The components of due to related parties of the Company as of June 30, 2024 and December 31, 2023, respectively, are as follows (in thousands):

	June 30, 2024	December 31, 2023
Accrued management fee	$214	$199
Accrued performance participation allocation	—	1,566
Due to Adviser	781	377
Advanced organization costs	3,324	3,396
Due to affiliates	45	48
	$4,364	$5,586

Management Fee
Effective upon the acquisition of CapGrow in January 2023, the Company pays the Adviser an annual asset management fee equal to 0.50% of the NAV of the Company’s Class F and Class FF Common Shares, and 0.75% of the NAV of the Company’s Class AA Common Shares. If in the future the Company sells other classes of shares, the Company will pay the Adviser a management fee of 0.75% of the aggregate NAV of Class A Common Shares and 1.25% of the aggregate NAV of Class S Common Shares, Class D Common Shares and Class I Common Shares per annum payable monthly. Additionally, to the extent that the Operating Partnership issues Operating Partnership units to parties other than the Company, the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the aggregate NAV of the Operating Partnership attributable to such Operating Partnership units not held by the Company per annum payable monthly in arrears. No management fee will be paid with respect to Class E Common Shares or Class E Units, which are only expected to be held by Sculptor, its personnel and affiliates. In calculating the management fee, the Company will use its NAV and the NAV of the Operating Partnership units not held by the Company before giving effect to monthly accruals for the management fee, the performance participation allocation, distribution fees or distributions payable on the Company’s shares of stock or Operating Partnership units.
The management fee, which is due monthly in arrears, may be paid, at the Adviser’s election, in cash, Class E shares or Class E units of our Operating Partnership. The Adviser may defer the payment of management fee at its discretion.
During the three months ended June 30, 2024 and 2023, the Company incurred management fees amounting to $0.3 million and $0.2 million, respectively. During the 2024 Successor Interim Period and 2023 Successor Interim Period, the Company incurred management fees amounting to $0.6 million and $0.4 million, respectively. In December 2023, the Company issued 69,325 Class E shares as payment for the management fee from January 2023 through October 2023. During the 2024 Successor Interim Period, the Company issued 27,905 Class E shares as payment for the management fee from November 2023 through April 2024.
As of June 30, 2024 and December 31, 2023, the Company owed management fees amounting to $0.2 million and $0.2 million, respectively.
Performance Participation
The Special Limited Partner holds a performance participation interest in the Operating Partnership, which has three components: a performance participation interest with respect to the Class D units, Class I units and Class S units (the “Performance Allocation”); a performance allocation with respect to the Class A units and Class AA units (the “Class A Performance Allocation”); and a performance allocation with respect to the Class F units and Class FF units (the “Class F Performance Allocation”). The Performance Allocation entitles the Special Limited Partner to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up; the Class A Performance Allocation entitles the Special Limited Partner to receive an allocation equal to 10.0% of the Class A Total Return, subject to a 7% Class A Hurdle Amount and a High-Water Mark, with a 50% Catch-Up; and the Class F Performance Allocation entitles the Special Limited

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Partner to receive an allocation equal to 6.25% of the Class F Total Return, subject to a 7% Class F Hurdle Amount and a High-Water Mark, with a 50% Catch-Up (as each of those terms is defined in the amended and restated limited partnership agreement of the Operating Partnership). Distributions on the Performance Allocation, Class A Performance Allocation and Class F Performance Allocation are payable in cash or Class E Units at the election of the Special Limited Partner.
During the three months ended June 30, 2024, the Company reversed the previously accrued performance allocation amounting to $0.3 million as the hurdles disclosed above were not met. As such, there was no accrued performance allocation during the 2024 Successor Interim Period and as of June 30, 2024. During three months ended June 30, 2023, the Company accrued a performance allocation amounting to $0.3 million. During the 2023 Successor Interim Period, the Company accrued a performance allocation amounting to $0.7 million. In January, 2024, the Company issued 144,239 Class E units to the Special Limited Partner as payment for the 2023 performance allocation. As of June 30, 2024, the Company did not owe a performance allocation. As of December 31, 2023, the Company owed performance allocations amounting to $1.6 million.
Expense Reimbursements
Except for the employees of CapGrow, the Company does not have any employees. Currently, the Adviser is responsible for the payroll costs and related expenses of the Adviser’s personnel who are involved in the operation and management of the Company.
The Adviser is entitled to reimbursement of all costs and expenses incurred on behalf of the Company, which includes (a) organization and offering expenses (excluding upfront selling commissions and distribution fees), (b) professional fees for services obtained from third parties that directly relate to the management and operations of the Company, (c) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person, and (d) out-of-pocket expenses in connection with the selection and acquisition of properties and real estate debt, whether or not such investments are acquired. As of June 30, 2024 and December 31, 2023, the Company owed the Adviser $0.8 million and $0.4 million, respectively, for expenses paid on its behalf.
The Company reimburses organization and offering expenses incurred prior to the first anniversary of the commencement of the Offering ratably over 60 months commencing in the first month following the first anniversary of the date the Company commenced the Offering. Any additional organization and offering expenses incurred subsequently are reimbursed on a monthly basis. Commencing four fiscal quarters after the acquisition of CapGrow, the Company does not reimburse the Adviser at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of: 2% of our “average invested assets” or 25% of the Company’s “net income” (as defined in the advisory agreement) unless the independent directors determine that the excess expenses were justified based on such factors that they deem sufficient. As of June 30, 2024 and December 31, 2023, the Company owed offering and organization costs of $3.3 million and $3.4 million, respectively.
Employment Agreement
At acquisition, CapGrow has renewed the employment agreement with its executive officer, whose primary responsibility is to manage the day-to-day business and affairs of CapGrow, as directed by the Company. The employment agreement, which expires in January 2028, provides a minimum salary amount and a performance-based bonus. The total compensation costs were included in payroll costs on the condensed consolidated statements of operations.
Property Management Agreement
Since its acquisition in October 2023, University Courtyard is managed by the Company’s joint venture partner and such joint venture partner’s affiliate. They provide management, leasing, construction supervision and asset management services. University Courtyard pays (i) a property and asset management fee equal to 4.5% of its effective gross income and (iii) a construction management fee equal to five percent (5%) of the hard and soft costs incurred. Additionally, University Courtyard reimburses any expenses incurred on its behalf.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
During the 2024 Successor Interim Period and 2023 Successor Interim Period, the total property and asset management fees, which were included in property operating expenses in the consolidated statements of operations, were both less than $0.1 million. As of June 30, 2024 and December 31, 2023, the amounts due to affiliates totaled to less than $0.1 million for both periods.
11. Fair Value Measurements
The Company is required to disclose fair value information regarding certain financial instruments, whether or not recognized in the condensed consolidated balance sheets, for which it is practical to estimate fair value. The FASB guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (e.g., the exit price). The Company measures and/or discloses the estimated fair value of certain financial assets and liabilities based on a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions. This hierarchy consists of three broad levels: Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date; Level 2 - inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 -unobservable inputs for the asset or liability that are used when little or no market data is available. The Company follows this hierarchy for our assets and liabilities measured at fair value on a recurring and nonrecurring basis. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of the particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
Valuation of Financial Instruments Measured at Fair Value
From time to time, the Company may use derivative instruments, such as interest rate swaps or caps to manage or hedge interest rate risk. The Company hedges its exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on its existing debt. The Company does not anticipate designating any of its derivative financial instruments as hedges. As such, derivatives that are not hedges are adjusted to fair value through earnings. The valuation of these instruments is determined by a third-party service provider using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and utilizes observable market-based inputs, including interest rate curves and implied volatilities. The valuation of these derivatives utilize Level 2 inputs.
As of June 30, 2024 and December 31, 2023, the Company has an interest rate cap agreement, which is used to manage the interest payments related to the mortgage payable held by University Courtyard since October 2023. The fair value of this interest rate cap is presented as part of other assets in the condensed consolidated balance sheets. During the three months ended June 30, 2024 and 2024 Successor Interim Period, the Company recorded unrealized loss and gain on derivative instrument amounting to $0.1 million, and $0.1 million, respectively, which are included in unrealized gain (loss) on derivative instrument in our condensed consolidated statements of operations.
The following table summarizes the fair value, notional amount and other information related to this instrument as of June 30, 2024 and December 31, 2023, respectively:

	Notional Value	Index	Strike Rate	Effective Date	Expiration Date	June 30, 2024	December 31, 2023
Interest rate cap	$20,880	SOFR	1%	October 2023	November 2028	$2,630	$2,492
						$2,630	$2,492

Valuation of Assets Measured at Fair Value on a Nonrecurring Basis
When performing a business combination or asset acquisition, the Company is required to measure assets and liabilities at fair value as of the acquisition date consistent with ASC 805. The fair value of each property is

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
determined primarily based on unobservable data inputs, which utilized market knowledge obtained from historical transactions and published market data. Typically, the Company allocates 15% of the purchase price to land. Any above- and below market lease intangibles are derived (using a discount rate which reflects the risks associated with the lease acquired) based on the difference between contractual rent and market rent, measured over a period equal to the remaining term of each of the leases, including the renewal options for below market leases. In estimating in-place leases and deferred commissions, the Company uses estimates of its carry costs during hypothetical expected lease-up periods and costs to execute similar leases, which include estimates of lost rental at market rates as well as leasing commissions. Debt is valued by a third-party appraiser, utilizing the discounted cash flow and inputs such as discount rate, prepayment speeds, general economic and industry trends. All of these inputs are classified as Level 3 inputs.
Certain of the Company’s assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that could indicate the carrying amount of the real estate value may not be recoverable.
During the three months ended June 30, 2024 and 2024 Successor Interim Period, the Company recorded impairment losses in respect of the assets sold, held for sale properties and certain vacant properties where leases were terminated and the expected sales proceeds were lower than the carrying value of the properties. The fair value of these impaired assets is primarily based on the sale price pursuant to the binding executed contracts or list price less estimated costs to sell, which is considered a Level 3 input. Refer to Note 3, “Investments in Real Estate,” for additional disclosure relating to asset impairment.
Valuation of Liabilities Not Measured at Fair Value
The following table presents the carrying value and estimated fair value of our financial instruments that are not carried at fair value on the condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, respectively:

	June 30, 2024		December 31, 2023
	Carrying Value(1)	Estimated Fair Value	Carrying Value(1)	Estimated Fair Value
Mortgages and other loans payable	$232,390	$223,159	$234,460	$225,323
Revolving credit facility	12,093	12,093	10,139	10,139
Financing obligation	23,200	23,200	23,200	23,200
	$267,683	$258,452	$267,799	$258,662

(1)	The carrying value of these loans do not include unamortized debt issuance costs.
The fair value of the Company’s borrowings is estimated by modeling the cash flows required by our debt agreements and discounting them back to present value using the appropriate discount rate. Additionally, the Company considers current market rates and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of our borrowings are considered Level 3.
12. ECONOMIC DEPENDENCY
The Company is dependent on the Adviser and its affiliates for certain services that are essential to it, including the sale of the Company’s shares of common stock, acquisition and disposition decisions, and certain other responsibilities. In the event that the Adviser and its affiliates are unable to provide such services, the Company would be required to find alternative service providers.
13. RENTAL INCOME
The Company leases the CapGrow Portfolio to various companies who serve adults with behavioral health needs, primarily under triple-net lease agreements, with terms extending through November 2034. Under the terms of the

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
triple-net lease agreements, tenants are responsible for the payment of all taxes, maintenance, repairs, insurance, environmental and other operating expenses relating to the residential and commercial real estate. Variable lease payments consist of tenant reimbursements and other fees such as late fees, among others. As of June 30, 2024 and December 31, 2023, 44 subsidiaries of National Mentor Holdings, Inc., a Delaware corporation doing business as “Sevita,” lease approximately 511 of the CapGrow Portfolio properties (representing 39% and 40% of total assets, respectively), and these leases have various expiration dates extending through March 2032.
There are no cross-default provisions among the Sevita leases. Although Sevita is not a party to these leases, Sevita has entered into separate guarantee agreements with respect to 421 of CapGrow’s properties, which represents approximately 34% and 42% of the total rental income during the 2024 Successor Interim Period and 2023 Successor Interim Period, respectively (representing 33% of total assets as of June 30, 2024 and December 31, 2023, respectively). During the 2024 Successor Interim Period, there are four tenants that each represent more than 5% of CapGrow’s rental income, and collectively, the leases on the properties with these tenants represent over 60% of the Company’s rental income. While this represents a significant concentration risk with regard to CapGrow’s revenue, the credit risk associated with these tenants is mitigated since the payor stream is principally derived through Medicaid waivers. A majority of the CapGrow Portfolio is located in Texas, Minnesota and Ohio.
University Courtyard units are rented generally under lease agreements with terms of one year or less, renewable on an annual or monthly basis. All of the University Courtyard leases as of June 30, 2024 expire on or before July 2024 as is customary for student housing where lease terms are generally based on the start of the academic year in the fall. As of June 30, 2024, the future minimum cash rents to be received over the next five years and thereafter for noncancellable operating leases are as follows:

Year Ending
December 31, 2024 (six months)	$16,102
December 31, 2025	29,260
December 31, 2026	25,808
December 31, 2027	18,915
December 31, 2028	8,446
Thereafter	18,989
$117,520

The components of lease income from operating leases for the three months ended June 30, 2024 and 2023, 2024 Successor Interim Period, 2023 Successor Interim Period and 2023 Predecessor Interim Period, are as follows (in thousands):

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023
Fixed lease payments	$10,691	$8,950
Variable lease payments	48	55
	$10,739	$9,005

	Successor		Predecessor
	Six Months Ended June 30, 2024	Period from January 4, 2023 through June 30, 2023	Period from January 1, 2023 through January 3, 2023
Fixed lease payments	$21,603	$17,500	$320
Variable lease payments	87	115	3
	$21,690	$17,615	$323

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
14. COMMITMENTS AND CONTINGENCIES
Office Lease
CapGrow leases its office space from a third party under an operating lease, which expires in February 2028.
During the three months ended June 30, 2024 and 2023, rental expenses, which were included in general and administrative in the condensed consolidated statements of operations, were less than $0.1 million for each respective period.
During the 2024 Successor Interim Period, 2023 Successor Interim Period and 2023 Predecessor Interim Period, rental expenses, which were included in general and administrative in the condensed consolidated statements of operations, were less than $0.1 million for each respective period.
Following the acquisition of CapGrow, the Company utilized an incremental borrowing rate of 3.94% in calculating the lease liabilities. The following table reflects the future minimum lease payments as of June 30, 2024 (in thousands):

Year Ending
December 31, 2024 (six months)	$39
December 31, 2025	79
December 31, 2026	80
December 31, 2027	82
December 31, 2028	14
Total minimum lease payments	294
Imputed interest	(21)
Total operating lease liabilities	$273

Legal Matters
The Company is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company which if adversely determined could have a material adverse impact on the Company other than routine litigation arising in the ordinary course of business.
Environmental Matters
As an owner of real estate, the Company is subject to various environmental laws of federal, state, and local governments. The Company’s compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Company does not believe it will have a material adverse effect in the future. However, the Company cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current properties or on properties that the Company may acquire.
15. SEGMENT REPORTING
The Company operates in two reportable segments as of June 30, 2024 and December 31, 2023: Residential (Business) and Student Housing. Prior to the acquisition of University Courtyard on October 27, 2023, the Company operated in one reportable segment. The Company allocates resources and evaluates results based on the performance of each segment individually. The Company believes that Segment Net Operating Income is the key performance metric that captures the unique operating characteristics of each segment.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
The following table details the total assets by segment ($ in thousands):

	June 30, 2024	December 31, 2023
Residential (Business)	$496,950	$501,980
Student Housing	58,630	62,207
Other (Corporate)	25,413	14,828
Total assets	$580,993	$579,015

The following tables detail the financial results by segment for the three months ended June 30, 2024 and six months ended June 30, 2024 ($ in thousands):
Three Months Ended June 30, 2024

	Residential (Business)	Student Housing	Other (Corporate)	Total
Revenues
Rental revenue	$9,127	$1,612	$—	$10,739
Other revenue	43	229	—	272
Total revenues	9,170	1,841	—	11,011
Expenses
Property operating expenses	239	802	—	1,041
General and administrative	853	229	985	2,067
Total expenses	1,092	1,031	985	3,108
Income from an unconsolidated joint venture	18	—	—	18
Segment net operating income (loss)	$8,096	$810	$(985)	$7,921
Depreciation and amortization	(4,124)	(2,220)	—	(6,344)
Organization and transaction costs				(60)
Management fees				(318)
Performance participation allocation				285
Interest expense, net				(3,013)
Unrealized gain (loss) on derivative instruments				(61)
Impairment of investments in real estate				(580)
Gain on sale of real estate				34
Net income (loss)				(2,136)
Net income attributable to non-controlling interest in the consolidated subsidiary				67
Net income attributable to non-controlling interest in the Operating Partnership				16
Net loss attributable to SDREIT stockholders				$(2,053)

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Six Months Ended June 30, 2024

	Residential (Business)	Student Housing	Other (Corporate)	Total
Revenues
Rental revenue	$18,449	$3,241	$—	$21,690
Other revenue	100	456	—	556
Total revenues	18,549	3,697	—	22,246
Expenses
Property operating expenses	458	1,565	—	2,023
General and administrative	1,708	394	1,976	4,078
Total expenses	2,166	1,959	1,976	6,101
Income from an unconsolidated joint venture	10	—	—	10
Segment net operating income (loss)	$16,393	$1,738	$(1,976)	$16,155
Depreciation and amortization	(8,367)	(4,539)	—	(12,906)
Organization and transaction costs				(172)
Management fees				(620)
Performance participation allocation				—
Interest expense, net				(6,051)
Unrealized gain (loss) on derivative instruments				138
Impairment of investments in real estate				(1,022)
Gain on sale of real estate				34
Net income (loss)				(4,444)
Net income attributable to non-controlling interest in the consolidated subsidiary				61
Net income attributable to non-controlling interest in the Operating Partnership				29
Net loss attributable to SDREIT stockholders				$(4,354)

16. SUBSEQUENT EVENTS
Private Placement Offering
Subsequent to June 30, 2024, the Company issued the following shares at aggregate gross proceeds of $5.7 million.

	Number of Shares Issued	Gross Proceeds (in thousands)
Class E Shares(1)	19,783	$214
Class FF Shares	2,356	25
Class AA Shares(2)	477,761	5,166
Class A Shares	27,202	291
Total	527,102	$5,696

(1)	Class E shares were issued to the Adviser as payment for accrued management fees.
(2)	Includes sales load fees of $60.9 thousand for Class AA Shares.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Condensed Consolidated Financial Statements (Unaudited)
(in thousands, except share and per share data)
Distributions
The following table summarizes the Company’s distributions per share as declared and paid or payable (net of distribution fees) to stockholders subsequent to June 30, 2024:

Declaration Date	Record Date	Class F Shares	Class FF Shares	Class E Shares	Class AA Shares	Payment Date
June 30, 2024	June 30, 2024	$0.0627	$0.0583	$0.0627	$0.0583	July 12, 2024
July 31, 2024	July 31, 2024	$0.0624	$0.0579	$0.0624	$0.0579	August 12, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Sculptor Diversified Real Estate Income Trust, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Sculptor Diversified Real Estate Income Trust, Inc. (the “Company”) as of December 31, 2023, and the related consolidated statements of operations, changes in equity and cash flows for the period January 4, 2023 through December 31, 2023 (“the Successor”), and the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, changes in equity and cash flows for the period January 1, 2023 through January 3, 2023 and the year ended December 31, 2022 (“the Predecessor”), and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the period January 4, 2023 through December 31, 2023 (Successor) and for the period January 1, 2023 through January 3, 2023 and for the year ended December 31, 2022 (Predecessor), in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2022.
New York, New York
March 29, 2024

Sculptor Diversified Real Estate Income Trust, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	Successor	Predecessor
	December 31, 2023	December 31, 2022
Assets
Investments in real estate, net	$470,783	$289,915
Cash and cash equivalents	16,696	2,417
Restricted cash	6,406	5,071
Deferred rent and other receivables	1,326	2,441
Goodwill	34,458	—
Lease intangible assets, net	44,783	—
Other assets	4,563	2,716
Total assets	$579,015	$302,560

Liabilities and Equity
Liabilities
Mortgages and other loans payable, net	$230,386	$188,524
Revolving credit facility, net	10,139	30,147
Accounts payable and other liabilities	7,798	5,371
Financing obligation, net	22,951	—
Lease intangible liabilities, net	54,252	—
Due to related parties	5,586	—
Total liabilities	331,112	224,042

Commitments and contingencies

Equity
Common stock, Class F shares, $0.01 par value per share, 300,000,000 shares authorized, 16,058,619 shares issued and outstanding	161	—
Common stock, Class FF shares, $0.01 par value per share, 300,000,000 shares authorized, 5,943,910 shares issued and outstanding	58	—
Common stock, Class E shares, $0.01 par value per share, 100,000,000 shares authorized, 69,325 shares issued and outstanding	1	—
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	221,253	—
Accumulated deficit and cumulative distributions	(20,458)	—
Members’ equity	—	78,518
Total stockholders’ and members’ equity	201,015	78,518
Non-controlling interests in the consolidated subsidiaries	46,886	—
Non-controlling interests in the Operating Partnership	2	—
Total equity	247,903	78,518
Total liabilities and equity	$579,015	$302,560

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Successor	Predecessor
	Period from January 4, 2023 through December 31, 2023	Period from January 1, 2023 through January 3, 2023	Year Ended December 31, 2022
Revenues
Rental revenue	$37,623	$323	$28,765
Other revenue	1,220	—	1,193
Total revenues	38,843	323	29,958

Expenses
Property operating expenses	1,189	29	866
Management fees	946	—	—
Performance participation allocation	1,566	—	—
General and administrative	6,877	—	2,742
Organization and transaction costs	2,450	—	—
Depreciation and amortization	18,276	—	8,533
Total expenses	31,304	29	12,141

Operating income	7,539	294	17,817

Other income (expense):
Interest expense, net	(10,371)	(114)	(9,615)
Impairment of investments in real estate	(3,998)	—	—
Unrealized loss on derivative instruments	(798)	—	—
Gain on sale of real estate	—	—	2,422
Total other income (expense)	(15,167)	(114)	(7,193)
Net income (loss)	(7,628)	$180	$10,624
Net income attributable to non-controlling interest in the consolidated subsidiaries	236
Net loss attributable to non-controlling interest in the Operating Partnership	—
Net loss attributable to SDREIT stockholders	$(7,392)
Net loss per common share - basic and diluted	$(0.41)
Weighted-average common shares outstanding - basic and diluted	17,814,156

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Consolidated Statements of Changes in Equity
(in thousands, except share and per share data)

	Par Value
	Common Stock Class F	Common Stock Class FF	Common Stock Class E	Additional Paid-in Capital	Members’ Equity	Accumulated deficit and cumulative distributions	Total Stockholders’ and Members’ Equity	Non- controlling interests in the consolidated subsidiaries	Non- controlling interests in the Operating Partnership	Total Equity
Predecessor:
Balance at December 31, 2021	—	—	—	—	70,184	—	$70,184	—	—	$70,184
Contributions to members	—	—	—	—	15,908	—	15,908	—	—	15,908
Distributions to members	—	—	—	—	(18,198)	—	(18,198)	—	—	(18,198)
Net income	—	—	—	—	10,624	—	10,624	—	—	10,624
Balance at December 31, 2022	—	—	—	—	78,518	—	$78,518	—	—	$78,518
Net income	—	—	—	—	180	—	180	—	—	180
Balance at January 3, 2023	$—	$—	$—	$—	$78,698	$—	$78,698	$—	$—	$78,698

Period from January 4, 2023 to December 31, 2023
	Par Value
	Common Stock Class F	Common Stock Class FF	Common Stock Class E	Additional Paid-in Capital	Members’ Equity	Accumulated deficit and cumulative distributions	Total Stockholders’ and Members’ Equity	Non- controlling interests in the consolidated subsidiaries	Non- controlling interests in the Operating Partnership	Total Equity
Successor:
Balance at January 4, 2023	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Rollover equity in Company parent	150	—	—	150,048	—	(1,773)	148,425	—	2	148,427
Common stock issued	10	58	1	74,331	—	—	74,400	—	—	74,400
Distribution reinvestment	—	1	—	844	—	—	845	—	—	845
Offering costs	—	—	—	(922)	—	—	(922)	—	—	(922)
Amortization of compensation awards	—	—	—	540	—	—	540	—	—	540
Distributions declared on common stock	—	—	—	—	—	(11,293)	(11,293)	—	—	(11,293)
Contributions from non-controlling interests	—	—	—	—	—	—	—	92,194	—	92,194
Distributions to non-controlling interests	—	—	—	—	—	—	—	(5,660)	—	(5,660)
Noncontrolling interest acquired	—	—	—	(3,588)	—	—	(3,588)	(39,412)	—	(43,000)
Net loss	—	—	—	—	—	(7,392)	(7,392)	(236)	—	(7,628)
Balance at December 31, 2023	$160	$59	$1	$221,253	$—	$(20,458)	$201,015	$46,886	$2	$247,903

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Successor	Predecessor
	Period from January 4, 2023 through December 31, 2023	Period from January 1, 2023 through January 3, 2023	Year Ended December 31, 2022
Cash Flows from Operating Activities:
Net income (loss)	$(7,628)	$180	$10,624
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	18,276	—	8,533
Amortization of discounts and deferred financing costs	307	—	451
Impairment of investments in real estate	3,998	—	—
Loss on sale of real estate	—	—	(2,422)
Straight-line rent adjustment	(888)	—	(324)
Amortization of above- and below-market leases	(5,037)	—	—
Amortization of share-based compensation	540	—	—
Unrealized loss on interest rate cap	798	—	—
Other reconciling items	10	—	5
Changes in operating assets and liabilities:
Deferred rent and other receivables	1,295	559	(66)
Other assets	(550)	(2)	(290)
Accounts payable and other liabilities	674	287	(150)
Due to related parties	1,973	—	—
Net cash provided by operating activities	13,768	1,024	16,361
Cash Flows From Investing Activities:
Acquisition of a business	(132,775)	—	—
Acquisition of real estate	(78,991)	—	(53,918)
Additions to real estate	(256)	—	(339)
Deposit on real estate acquisition	(116)	—	—
Proceeds from sale of real estate	9,958	—	8,338
Net cash used in investing activities	(202,180)	—	(45,919)
Cash Flows from Financing Activities:
Proceeds from mortgages and other loans payable	53,121	—	14,700
Repayments of mortgages and other loans payable	(11,930)	(140)	(6,041)
Borrowings from financing obligation	23,200	—	—
Proceeds from revolving credit facility	12,723	—	23,316
Repayments of revolving credit facility	(32,868)	—	—
Payment of deferred financing costs	(1,374)	—	(430)
Purchase of interest rate cap	(3,290)	—	—
Deferred offering costs	(650)	—	—
Due to related parties	1,863	—	—
Subscriptions received in advance	125	—	—
Contributions from members	—	—	15,908
Distributions to members	—	—	(18,198)
Issuance of common stock	73,654	—	—
Distribution to shareholders	(9,041)	—	—
Acquisition of noncontrolling interest in consolidated subsidiaries	(43,000)	—	—
Contribution by noncontrolling interests in a consolidated subsidiary	4,355	—	—
Distribution to noncontrolling interests in a consolidated subsidiary	(5,660)	—	—
Net cash provided by (used in) financing activities	61,228	(140)	29,255

The accompanying notes are an integral part of these consolidated financial statements.

	Successor	Predecessor
	Period from January 4, 2023 through December 31, 2023	Period from January 1, 2023 through January 3, 2023	Year Ended December 31, 2022
Net change in cash and cash equivalents and restricted cash	(127,184)	884	(303)
Cash and cash equivalents and restricted cash at beginning of period	150,286	7,488	7,791
Cash and cash equivalents and restricted cash at end of period	$23,102	$8,372	$7,488

Reconciliation of Cash and Cash Equivalents and Restricted Cash:
Cash and cash equivalents	$16,696	$3,049	$2,417
Restricted cash	6,406	5,323	5,071
Total cash and cash equivalents and restricted cash	$23,102	$8,372	$7,488
Supplemental Information:
Interest paid	$10,679	$188	$9,227
Supplemental Disclosure of Noncash Investing and Financing Activities:
Capital expenditure payable	$—	$—	$21
Mortgage and other notes payable assumed at acquisition	$190,832	$—	$—
Revolving credit facility assumed at acquisition	$30,284	$—	$—
Dividends unpaid	$1,408	$—	$—
Distribution reinvestment	$844	$—	$—
Contribution by noncontrolling interests in a consolidated subsidiary	$87,839	$—	$—
Transfer to assets held for sale	$837	$—	$1,866
Transfer of mortgages related to assets held for sale	$713	$—	$2,007
Management fee paid in shares	$747	$—	$—
Accrued stockholder distribution fees	$272	$—	$—
Accrued offering costs due to affiliate	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Sculptor Diversified Real Estate Income Trust, Inc. (the “Company” or the “Successor”) was formed on February 11, 2022 as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning January 1, 2023.
The Company is the sole general partner and a limited partner of Sculptor Diversified REIT Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership”), and Sculptor Diversified REIT Special Limited Partner LP (the “Special Limited Partner”), an indirect subsidiary of Sculptor Capital LP (“Sculptor”), is the special limited partner in the Operating Partnership. The Company was organized to invest primarily in stabilized, income-generating commercial real estate across a variety of both traditional and non-traditional sectors in the U.S. and Europe, and to a lesser extent, invest in real estate related securities. These assets may include multifamily, industrial, net lease, retail and office assets, as well as others, including, without limitation, healthcare, student housing, senior living, lodging, data centers, manufactured housing and self-storage properties. Substantially all of the Company’s business will be conducted through the Operating Partnership, which was formed on February 22, 2022. The Company and the Operating Partnership are externally managed by Sculptor Advisors LLC (the “Adviser”), an affiliate of Sculptor.
The Company commenced its principal operations upon the acquisition of its first asset. On January 4, 2023, the Operating Partnership acquired a controlling interest in CapGrow Holdings Member, LLC (the “CapGrow Member” or the “Predecessor”), which holds an interest in CapGrow Holdings JV LLC (“CapGrow JV,” and together with CapGrow Member, “CapGrow”), that owns a portfolio of primarily single-family homes (the “CapGrow Portfolio”) leased to and operated by care providers that serve individuals with intellectual and developmental disabilities.
In March 2023, the Company launched a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) (the “Offering”). The Company sells shares monthly in the Offering at a price generally equal to the prior month’s net asset value (“NAV”) per share as determined pursuant to the valuation guidelines adopted by the Company’s board of directors, including a majority of its independent directors, plus applicable fees and commissions. NAV is not a measure used under accounting principles generally accepted in the U.S. (“GAAP”) and the valuations of and certain adjustments to the Company’s assets and liabilities used in the determination of NAV will differ from GAAP. Class A, Class AA, Class D, Class I and Class S shares are generally available for issuance in the Company’s private private offering. Class F and Class FF shares were available for issuance through January 1, 2024, and existing investors in such classes may continue to invest in such classes in an amount up to such investor’s initial investment in such class until January 1, 2025.
On October 27, 2023, the Operating Partnership, together with a third party joint venture partner, closed on the acquisition of University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
Since the Company had no significant assets or operations prior to January 1, 2023, the Company concluded that CapGrow Member is the Predecessor and the Company is the Successor and each are defined as such. The Company has made the distinctions in the consolidated financial statements and certain note presentations, as follows:
•	for the period from January 4, 2023 through December 31, 2023 (the “2023 Successor Period”),
•	for the period from January 1 through January 3, 2023 (the “2023 Predecessor Period”),
•	for the period from February 11, 2022 (inception date) through December 31, 2022 (the “2022 Successor Period”), and
•	year ended December 31, 2022 (the “2022 Predecessor Period”).

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
The Company does not have any results of operations for the year ended December 31, 2022. The Successor and Predecessor accounts have been presented based upon the transaction date of January 4, 2023 which resulted in a change of control and application of purchase accounting as required by Accounting Standard Codification (“ASC”) 805. As a result of the foregoing, the consolidated financial statements of the Predecessor and the Successor are not comparable and are separated by a black line.
The consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements of the Predecessor as of that date but does not include all the information and related notes required by accounting principles generally accepted in the U.S. for complete financial statements.
The Predecessor consolidated financial statements as of December 31, 2022, for the periods from January 1 through January 3, 2023 and the year ended December 31, 2022 should be read in conjunction with the audited Predecessor consolidated financial statements for the year ended December 31, 2022.
Principles of Consolidation
The Company consolidates entities in which the Company has a controlling financial interest. Entities in which, directly or indirectly, the Company does not have a controlling interest, are accounted for under the equity method.
The Company considers the Operating Partnership, CapGrow and Denton JV as variable interest entities (“VIE”), in which the Company is the primary beneficiary. The Company is the primary beneficiary of a VIE when the Company has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Company continuously reassesses whether it should consolidate a VIE especially where there is a substantive change in the governing documents or contractual arrangements of the entity, to the capital structure of the entity or in the activities of the entity.
A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us, which is generally computed as the other partner’s ownership percentage. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheets and the presentation of net income is modified to present earnings attributed to controlling and noncontrolling interests. The noncontrolling interests in CapGrow JV and Denton JV are entitled to a profit based on meeting certain internal rate of return hurdles. Any profits interest due to the other partner is reported within noncontrolling interests.
The assets of consolidated VIEs will be used first to settle obligations of the applicable VIE. Remaining assets may then be distributed to the VIEs' owners, including the Company, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs.
As of December 31, 2023, the total assets and liabilities of the Company's consolidated VIEs were $579.0 million and $331.1 million, respectively. Such amounts are included on the Company’s consolidated balance sheets.
Use of Estimates
The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements and accompanying notes to consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with maturities of three months or less when purchased. The Company may have bank balances in excess of federally insured amounts; however, the Company maintains its cash and cash equivalents with high credit-quality institutions.
Restricted Cash
Restricted cash consists of subscriptions received in advance and escrows held by lenders for property taxes, insurance premiums, ground rent payments, debt service and capital expenditures.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Deferred Leasing Costs
Deferred leasing costs consist primarily of leasing commissions incurred to initiate or renew operating leases. These costs are capitalized as part of other assets in the consolidated balance sheets and amortized on a straight-line basis over the related lease term. Amortization of deferred leasing costs is recorded as part of depreciation and amortization expenses in the consolidated statements of operations. Upon the early termination of a lease, any unamortized deferred leasing costs are charged to expense.
Deferred Financing Costs
Deferred financing costs, which consist of lender fees, legal, title and other third-party costs related to the issuance of debt, are capitalized and are reported as a deduction from the face amount of the related debt, and are amortized over the term of the related debt agreements using the straight-line method which approximates the effective interest method. Deferred costs under the revolving credit facility are reported as a deduction from the face amount of the related debt. In the event of early redemption, any unamortized costs are charged to operations. Amortization of deferred financing costs is included in interest expense on the consolidated statements of operations.
Investments in Real Estate
Real estate properties are carried at cost less accumulated depreciation and impairment losses, if any. Upon acquisition, the Company evaluates each acquisition transaction for the purpose of determining whether a transaction should be accounted for as an asset acquisition or business combination. The acquisition transaction qualifies as a business combination when the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations (“screen test”) states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business.
Whether an acquisition is considered a business combination or asset acquisition, the Company determines the fair value of acquired tangible and intangible assets and liabilities (including land, buildings, site improvements, tenant improvements, above-market and below-market leases, acquired in-place leases, leasing commissions and other identified intangible assets and assumed liabilities), the liabilities assumed and any non-controlling interest in the acquired entity. For transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. Under the business combination, acquisition-related costs are expensed as incurred. For asset acquisitions, the Company allocates the purchase price to the acquired assets and assumed liabilities based on their relative fair values. Acquisition-related costs associated with asset acquisitions are capitalized as part of the acquisition costs.
Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.
Depreciation is computed using the straight-line method. The estimated useful life of each building is 30 years. Minor improvements to buildings are capitalized and depreciated over useful lives ranging from three to 15 years. Tenant improvements are capitalized and depreciated over the non-cancellable term of the related lease or their estimated useful life, whichever is shorter. Furnitures and fixtures are capitalized and depreciated over useful lives ranging from four to seven years. Depreciation expense amounted to $12.5 million, $0.0 million, and $8.5 million, for the 2023 Successor Period, 2023 Predecessor Period, and 2022 Predecessor Period, respectively.
The Company evaluates its real estate investments for impairment upon occurrence of a significant adverse change in its operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If indicators of impairment are identified, the Company estimates the future undiscounted cash flows from the use and eventual disposition of the property and compares this amount to the carrying value of the property. If any real estate investment is considered impaired, a loss is recognized to reduce the carrying value of the property to its estimated fair value. During the 2023 Successor Period, the Company recorded an impairment loss of $2.8 million related to the assets sold in its Residential (Business) segment. Additionally, during the 2023 Successor Period, the Company recorded an impairment loss of $1.2 million related to properties classified as held for sale and vacant properties where the expected sales proceeds were lower than the carrying value of these properties in its Residential (Business) segment. There were no impairment losses during the 2023 Predecessor Period, or 2022 Predecessor Period.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
From time to time, the Company may identify properties to be sold. The Company considers whether the following conditions have been met in determining whether or not such properties should be classified as held for sale in accordance with GAAP: (i) there is a committed plan to sell a property; (ii) the property is immediately available for sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iv) the sale of a property is probable within one year (generally determined based upon listing for sale); (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, depreciation is discontinued, and properties held for sale are stated at the lower of its carrying amount or its fair value less estimated costs to sell. As of December 31, 2023 and December 31, 2022, assets held for sale, which are included in other assets in the consolidated balance sheets, amounted to $0.8 million and $1.9 million, respectively. As of December 31, 2023 and December 31, 2022, liabilities held for sale, which are included in accounts payable and other liabilities in the consolidated balance sheets, amounted to $0.7 million and $2.0 million, respectively.
Derivative Financial Instruments
We use interest rate caps, a derivative financial instrument, to manage risks from increases in interest rates. We record all derivatives at fair value on our consolidated balance sheets. At the inception of a derivative contract, we determine whether the instrument will be part of a qualifying hedge accounting relationship or whether we will account for the contract as a trading instrument. We have elected not to apply hedge accounting to all derivative contracts. Changes in the fair value of our derivatives are recorded in unrealized gain on derivative instruments in our consolidated statements of operations. Derivative financial instruments are recorded as a component of other assets on our consolidated balance sheets at fair value. We have elected to classify our interest rate derivative instruments as financing activities on our consolidated statements of cash flows in the same category as the cash flow from the instrument for which the interest rate derivative instruments provide an economic hedge. Refer to Note 10, “Fair Value Disclosures”, for additional information.
Goodwill
Goodwill represents the excess of the consideration transferred over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination and is allocated to an entity's reporting unit, which as of December 31, 2023, relates to CapGrow.
The Company evaluates goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. Unless circumstances otherwise dictate, the annual impairment test is performed as of September 30. In evaluating goodwill for impairment, the Company assesses qualitative factors such as significant decline in real estate valuations or enterprise value of the reporting unit, current macroeconomic conditions, and the overall financial performance of the reporting unit, among others. If the carrying value of a reporting unit exceeds its estimated fair value, then an impairment charge is recorded in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. As of December 31, 2023, goodwill recognized in connection with the acquisition of CapGrow was $34.5 million and there was no recorded goodwill impairment charge.
Organization and Offering Expenses
Organization costs are expensed as incurred and offering costs are charged to equity as such amounts are incurred. During the 2023 Successor Period, the Company incurred organization and offerings costs (including legal, accounting, and other expenses attributable to the organization but excluding any upfront selling commissions and distribution fees) amounting to approximately $1.6 million. See Note 9, “Related Party Transactions,” for the related disclosures.
Fair Value Measurements
See Note 10, “Fair Value Measurements,” for related disclosures.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Segment Reporting
Under the provisions of ASC 280, “Segment Reporting,” the Company has determined that it has two reportable segments: Residential (Business) and Student Housing. The first, Residential, is associated with the CapGrow portfolio. The CapGrow portfolio engages in activities related to acquiring, renovating, developing, leasing and operating single-family homes as rental properties. The CapGrow Portfolio is geographically dispersed, and management evaluates operating performance on a total portfolio basis. The aggregation of individual homes constitutes the total portfolio. Decisions regarding acquisitions and dispositions of homes are made at the individual home level with a focus on accretion in high-growth locations where there is greater scale and density.
The second reportable segment, Student Housing, is associated with the Denton JV. The Denton JV owns University Courtyard, a 240-unit, 792-bed student housing property located in Denton, Texas. Decisions regarding the allocation of resources is made at the property level. See Note 14, “Segment Reporting”, for related disclosures.
Revenue Recognition
The Company and Predecessor derive its revenues from residential leases, which are accounted for as operating leases. The majority of its leases are under a triple net lease arrangement which requires tenants to pay the taxes, insurance and maintenance costs, among others, of the property it leases in addition to its contractual base rent. Other leases are under a modified net lease arrangement wherein tenants pay for most, but not all, property expenses in addition to its contractual base rent. As a practical expedient, the Company elected to account for both the lease and non-lease components as a single lease component because the timing and pattern of revenue recognition are generally the same.
Rental revenue is recognized on the straight-line basis over the non-cancellable terms of the leases from the later of (i) the date of the commencement of the lease or (ii) the date of acquisition of the property. For lease modifications, the commencement date is considered to be the date the lease modification is executed. Rental revenue recognition begins when tenants control the space through the term of their respective leases, which typically have an initial lease term of five to ten years. Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rent and other receivables on the consolidated balance sheets. Any amounts paid in advance by the tenants are recorded as deferred revenue, which is included in accounts payable and other liabilities on the consolidated balance sheets and are recognized as rental income in accordance with the Company’s revenue recognition policy.
Rental revenue is recognized if collectability is probable. For leases that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.
Other revenue includes termination income and late fees. Termination income, which relates to fees paid by tenants to terminate their lease prior to the contractual lease expiration date, are recognized during the period the following conditions are met: (i) the termination agreement is executed, (ii) the termination fee is determinable, and (iii) collectability of the termination fee is assured.
Gain or loss on sale of real estate is recognized when the Company no longer has a controlling financial interest in the real estate, a contract exists with a third party and that third party has control of the assets acquired. Gain on sale of real estate is shown as a separate line item in the consolidated statements of operations.
Leasing Arrangements
CapGrow leases its corporate office. Prior to business combination with the Company, CapGrow accounted for this lease as an operating lease in accordance with the adoption of ASC 842, “Leases,” effective January 1, 2020, which requires a recognition of right-of-use (“ROU”) asset and lease liability in the consolidated balance sheets for the rights and obligations created from this lease. CapGrow recognized the operating lease ROU asset and lease liability based on the present value of future minimum lease payments over the expected lease term at commencement date, which was calculated using CapGrow’s incremental borrowing rate. At acquisition date, the Company remeasured the

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
ROU asset and lease liability, as if it were a new lease, at the present value of the remaining lease payments, which was calculated using the Company’s incremental borrowing rate and considered adjustment related to favorable or unfavorable terms of the lease as compared to market terms.
The Company elected to not separate non-lease components from the associated lease component of the office lease. Lease expense is recognized on a straight-line basis over the expected lease term, which is included in property operating expenses in the consolidated statements of operations. As of December 31, 2023 and December 31, 2022, ROU asset, which was included in other assets in the consolidated balance sheets of the Successor and Predecessor, was $0.3 million and $0.3 million, respectively. As of December 31, 2023 and December 31, 2022, lease liability, which was included in accounts payable and other liabilities in the consolidated balance sheets, was $0.3 million and $0.3 million, respectively.
The Company See Note 7 “Related Party Transactions,” for the related disclosures.
Share-based Compensation
The Company records all equity-based incentive grants to non-employee members of the Board based on their fair values determined on the date of grant. Stock-based compensation expense, which is included in general and administrative expenses in the consolidated statements of operations, is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards.
Income Taxes
The Company was treated as a corporation for the taxable year ending December 31, 2022. The Company intends to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes beginning with the Company’s taxable year ending December 31, 2023. As a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes 100% of its taxable income to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
The Operating Partnership and the Predecessor are classified as a partnership for U.S. federal and state income tax purposes and are therefore not subject to income tax. Each partner is responsible for the tax liability, if any, related to their share of Operating Partnership taxable income or loss.
The Company may elect to treat certain of our corporate subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business. The TRSs are subject to taxation at the federal, state and local levels, as applicable. In 2023, Denton JV formed a TRS to perform additional services for tenants and CapGrow JV formed a TRS to own and manage assets held for sale. The Company accounts for applicable income taxes by utilizing the asset and liability method. As such, the Company records deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized.
For the tax years ended December 31, 2023 and December 31, 2022, the Company and the Predecessor recorded a net tax expense of $0.1 million and less than $0.1 million, respectively, which is included in the general and administrative expenses in the consolidated statements of operations. The TRSs did not have any material deferred tax assets or liabilities during the tax year ended December 31, 2023.
Management is responsible for determining whether a tax position taken by the Company or the Operating Partnership is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits or uncertain income tax positions and therefore no interest or penalties associated with uncertain tax positions.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Earnings per Share
Basic net income (loss) per share (“EPS”) of common stock is determined by net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period.
Diluted EPS of common stock is determined by net income (loss) attributable to common shareholders by the weighted average number of common shares and common share equivalents outstanding for the period. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive. All classes of common stock are allocated to net income (loss) at the same rate and receive the same gross distribution share. There were no common share equivalents outstanding that would have a dilutive effect and accordingly, the weighted average number of common shares outstanding is identical to both basic and diluted shares for the 2023 Successor Interim Period.
The restricted stock grants of Class F shares held by the Company’s independent directors are not considered to be participating securities because they have forfeitable rights to distributions. As a result, there is no impact of these restricted stock grants on basic and diluted net income (loss) per common share until the restricted stock grants have been fully vested.
Recent Accounting Pronouncements
In March 2020, the FASB issued ASU No. 2020-04 Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting and then in January 2021, the FASB issued ASU No. 2021-01. The amendments provide practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance is optional and is effective between March 12, 2020 and December 31, 2024, which was extended from the original sunset date of December 31, 2022 when the FASB issued ASU No. 2022-06 in December 2022. The guidance may be elected over time as reference rate reform activities occur and once elected, the guidance must be applied prospectively for all eligible contract modifications. The Company adopted this guidance on January 1, 2022 and it did not have any material impact on its consolidated financial statements.
3. INVESTMENTS IN REAL ESTATE, NET
Investments in real estate, net consist of (in thousands):

	Successor	Predecessor
	December 31, 2023	December 31, 2022
Land and land improvements	$75,885	$48,922
Building and improvements	406,090	267,924
Furniture, fixtures and equipment	1,197	22
Total real estate properties, at cost	483,172	316,868
Less: accumulated depreciation	(12,389)	(26,953)
Investments in real estate, net	$470,783	$289,915

Business Combination
On January 4, 2023, the Company, through the Operating Partnership, acquired a 61.64% controlling indirect interest in CapGrow at a total enterprise value of approximately $455 million. Debt of approximately $221 million was assumed in the transaction which resulted in an approximate cash outlay of $141 million by the Company to acquire this interest. As part of this transaction, CapGrow retained the employees responsible for implementing strategic decisions relating to acquisitions, dispositions and cash flow management, including CapGrow’s chief executive officer. Since the Company consolidates CapGrow as it is the primary beneficiary of CapGrow Member and accounts for this transaction as a business, the Company recognizes all of the tangible and intangible assets acquired, the liabilities assumed and noncontrolling interest in CapGrow Member and CapGrow JV at the acquisition-date fair value. Goodwill was recognized as the excess of the consideration transferred and the net assets acquired, including the noncontrolling interests. The material components of goodwill, amounts paid in excess of

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
amounts attributable to the fair value of the assets acquired, represent the value assigned to a growing and profitable business that includes an experienced management team and the expected synergies and continued expansion of CapGrow's operations. The members of CapGrow management have been with CapGrow for at least 5 to 10 years. The senior members have specific skill sets and significant industry knowledge, including its regulatory and policy environment. These elements make up goodwill, which do not qualify for separate recognition.
The following table summarizes the consideration transferred and the amounts of identified assets acquired and liabilities assumed at the acquisition date as well as the fair value of the noncontrolling interest in CapGrow at acquisition date:

Consideration transferred:
Cash	$141,147
Acquisition-related costs (included in organization and transaction costs)	870
Assets acquired and liabilities assumed:
Property level cash	3,049
Restricted cash	5,323
Receivables	1,739
Other assets	58
Investments in real estate	424,999
Intangible assets	46,904
Mortgages and notes payable	(190,832)
Revolving credit facility	(30,284)
Accounts payable and other liabilities	(4,656)
Intangible liabilities	(61,772)
Total identifiable net assets	194,528
Fair value of noncontrolling interest in CapGrow	(87,839)
Goodwill	34,458
$141,147

On July 5, 2023, the Company acquired additional equity interests in CapGrow for $18 million, thereby increasing its indirect controlling interests in CapGrow to 69.22%. On October 2, 2023, the Company acquired additional equity interests in CapGrow for $25 million, thereby increasing its indirect controlling in CapGrow to 79.64%. The Company accounted for these changes in ownership interests that did not result in a change of control as an equity transaction. The identifiable net assets remained unchanged and the difference between the fair value of the consideration paid and the proportionate interest of the carrying value of the noncontrolling interest by which it is adjusted, which amounted to $3.6 million, is recognized as an adjustment in additional paid in capital on the consolidated statements of equity.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Pro Forma
The 2023 Successor Period includes the results of operations of CapGrow since its acquisition date, as summarized below. Additionally, the following table provides the pro forma results of operations as of December 31, 2022, assuming CapGrow was acquired on January 1, 2022. The pro forma information may not be indicative of what actual results of operations would have been had the transaction occurred at the beginning of January 2022, nor is it necessarily indicative of future operating results.

	Successor	Predecessor
	Period from January 4, 2023 through December 31, 2023	Year Ended December 31, 2022
Actual revenues since acquisition	$37,500	$—
Actual net income (loss) since acquisition	$751	$—
Pro forma revenues	$—	$37,043
Pro forma net income attributable to common stockholders	$—	$5,723

Asset Acquisitions
During the 2023 Successor Period, the Company, through CapGrow, acquired 36 vacant homes at an aggregate purchase price of $19.6 million.
During the 2022 Predecessor Period, CapGrow acquired 140 vacant homes at an aggregate purchase price of approximately $53.9 million.
On October 27, 2023, Denton JV, through its wholly owned subsidiary (“Denton Owner”), closed on the acquisition of University Courtyard for a gross purchase price of $58.0 million, exclusive of closing costs. Immediately following the completion of the purchase of University Courtyard, Denton Owner entered into (a) a sale agreement for the sale of the underlying land to a third party for a gross purchase price of $23.2 million (the “Land Sale”) and (b) a 99-year ground lease agreement (“Ground Lease”), as tenant, with the third party, as landlord, granting a leasehold interest (the “Leasehold Interest”) in University Courtyard. See Note 7, “Borrowings”, for the related disclosures surrounding the Ground Lease and Leasehold Interest.
The following table summarizes the purchase price allocation for University Courtyard ($ in thousands):

Year Ended December 31, 2023	Student Housing
Building and improvements	$47,473
Land and land improvements	5,712
In-place lease intangibles	4,940
Furniture, fixtures and equipment	1,192
Total purchase price	$59,317

Asset Dispositions
For the 2023 Successor Period, 33 homes were sold for aggregate net proceeds of $9.9 million and impairment losses of $2.8 million was recognized and included in impairment on investments in real estate on the consolidated statements of operations.
During the year ended December 31, 2022, CapGrow sold 33 homes for aggregate net proceeds of $8.3 million and recognized $2.4 million of gain on sale of real estate, which is included in the consolidated statement of operations.
Properties Held-for-Sale and Asset Impairment
As of December 31, 2023, the Company identified one property classified as held for sale and five vacant properties as impaired in its Residential (Business) segment. During the 2023 Successor Period, the Company recorded an impairment loss of $2.8 million related to the assets sold, as discussed above. Additionally, during the 2023 Successor

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Period, the Company recorded an impairment loss of $1.2 million related to properties classified as held for sale and vacant properties wherein the expected sales proceeds were lower than the carrying value of these properties. There were no impairment losses during the 2023 Predecessor Period, or 2022 Predecessor Period.
4. LEASE INTANGIBLES
The gross carrying amount and accumulated amortization of the Company's intangible assets and liabilities as of December 31, 2023 consisted of the following (in thousands). There were no intangible assets and liabilities as of December 31, 2022:

	Successor
	Cost	Accumulated Amortization	Net
Intangible assets, net:
Above-market lease intangibles	$3,153	$(658)	$2,495
In-place lease intangibles	13,701	(2,310)	11,391
Leasing commissions	33,650	(2,753)	30,897
Total intangible assets	$50,504	$(5,721)	$44,783

Intangible liabilities, net:
Below-market lease intangibles	$(58,900)	$4,648	$(54,252)

For the 2023 Successor Period, the Company recognized $5.0 million of rental revenue for the amortization of aggregate below-market leases in excess of above-market leases resulting from the allocation of the purchase price of the applicable properties. Amortization of the in-place leases and leasing commissions during the 2023 Successor Period aggregating to $5.7M is included in depreciation and amortization of the statements of operations. The recognition of these items were not applicable to the 2023 Predecessor Period, or 2022 Predecessor Period.
As of December 31, 2023, the weighted-average amortization period for above-market leases, in-place lease intangibles, leasing commissions and below-market lease costs is 4.6 years, 12.0 years, 13.0 years and 13.7 years, respectively. The estimated future amortization of the Company's lease intangibles for each of the next five years and thereafter as of December 31, 2023 is as follows (in thousands):

	Above-market Lease Intangibles	In-place Lease Intangibles	Leasing Commissions	Below-market Lease Intangibles
2024	$658	$4,570	$2,776	$(4,676)
2025	640	903	2,754	(4,591)
2026	511	794	2,644	(4,462)
2027	343	695	2,526	(4,304)
2028	94	583	2,362	(4,141)
Thereafter	249	3,846	17,835	(32,078)
	$2,495	$11,391	$30,897	$(54,252)

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
5. OTHER ASSETS
The following table summarizes the components of other assets (in thousands). Refer to Note 10, “Fair Value Measurements”, for additional information on the Interest rate cap included in Derivatives assets below.

	Successor	Predecessor
	December 31, 2023	December 31, 2022
Derivatives assets	$2,492	$—
Assets held for sale	837	1,866
Prepaid insurance	390	—
Right of use asset - operating lease	302	282
Deferred costs	102	501
Prepaid ground rent	93	—
Pre-acquisition costs	233	—
Other	114	67
Total	$4,563	$2,716

6. ACCOUNTS PAYABLE ACCRUED EXPENSES AND OTHER LIABILITIES
The following table summarizes the components of accounts payable and other liabilities (in thousands):

	Successor	Predecessor
	December 31, 2023	December 31, 2022
Tenant security deposits	$2,440	$2,153
Accounts payable	177	73
Accrued expenses	2,156	549
Distribution payable	1,408	—
Liabilities related to assets held for sale	713	2,007
Deferred income	355	295
Lease liability - operating lease	306	294
Subscriptions received in advance	125	—
Due to seller	118	—
Total	$7,798	$5,371

7. BORROWINGS
Mortgages and Other Loans Payable, net
The following table provides information regarding the Company’s mortgages and other loans payable, some of which were assumed upon acquisition of CapGrow and were secured by certain properties of CapGrow (amounts in thousands):

	Successor	Predecessor
	December 31, 2023	December 31, 2022	Fixed Interest Rate	Initial Maturity Date
Mortgage note payable(1)(4)	$5,485	$6,251	5.00%	June 2024
Mortgage note payable(2)(4)	9,356	11,526	5.19%	June 2027
Mortgage note payable(4)	8,987	9,238	3.75%	April 2028
Mortgage note payable(2)(4)	7,589	12,402	5.59%	April 2028
Mortgage note payable(8)	18,427	19,633	4.28%	November 2029
Mortgage note payable(5)	49,087	49,635	3.59%	September 2030
Mortgage note payable(2)(3)	38,573	40,072	3.85%	January 2031
Mortgage note payable(4)	2,024	2,077	4.35%	February 2031

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)

	Successor	Predecessor
	December 31, 2023	December 31, 2022	Fixed Interest Rate	Initial Maturity Date
Mortgage note payable(6)	24,982	24,982	4.01%	January 2032
Mortgage note payable(4)	14,266	14,610	4.00%	March 2032
Mortgage note payable(9)	32,241	—	6.60%	September 2033
Mortgage note payable(10)	20,880	—	3.56%	November 2033
Mortgage note payable(4)	1,324	1,566	5.63% to 6.40%	February 2037 through 2039
Notes payable(7)	1,239	1,414	7.00%	various
Total	234,460	193,406
Discounts and deferred financing costs, net	(3,361)	(2,875)
Total mortgages and other loans payable, net	$231,099	$190,531

(1)	Includes one mortgage loan related to assets held for sale amounting to $0.7 million at December 31, 2023.
(2)	Includes mortgage loans related to assets held for sale amounting to $0.2 million, $1.5 million, and $0.3 million, at December 31, 2022, respectively.
(3)	Interest only payment loan through January 2024, at which time, monthly principal and interest payments will be due through maturity date.
(4)	These loans are subject to monthly principal and interest payments through maturity date.
(5)	Interest only payment loan through September 2023, at which time, monthly principal and interest payments are due through maturity date.
(6)	Interest only payment loan through January 2025, at which time, monthly principal and interest payments will be due through maturity date.
(7)	These loans, which are owed to private parties, bear interest rates of 7%. Monthly principal and interest payments are due through maturity date beginning May 2024 through July 2027.
(8)	Interest only payment loan through November 2022, at which time, monthly principal and interest payments are due through maturity date.
(9)	Interest only payment loan through September 2026, at which time, monthly principal and interest payments are due through maturity date.
(10)
The acquisition of University Courtyard was funded partly by equity, a $20.8 million leasehold mortgage and a $23.2 million of financing proceeds derived from a failed sale and leaseback transaction. This leasehold mortgage bears interest based on SOFR plus 2.56% per annum and is subject to interest only payments through November 2028, at which time, monthly principal and interest payments are due through maturity date. In connection with this leasehold mortgage, University Courtyard entered into a 5-year interest rate cap agreement which caps SOFR at 1% per annum. Refer to “Financing Obligation, net” below for additional information relating to the failed sale and leaseback transaction. Refer to Note 10, “Fair Value Measurement,” for additional information related to this interest rate cap.

Revolving Credit Facility, Net
In February 2022, the Predecessor entered into a third amended and restated revolving line of credit agreement (the “2022 Credit Facility” or “Credit Facility”) with CIBC Bank USA, which was previously amended in July 2021 (the “2021 Credit Facility”) and was originally entered into by the Predecessor in December 2020. Under the 2022 Credit Facility, the maximum borrowing facility increased from $40.0 million to $50.0 million and the maturity date of the 2021 Credit Facility was extended from February 2022 to February 2024. The maturity date of the 2022 Credit Facility was further extended to February 2025 as a result of the Company exercising its one-year extension option. The 2022 Credit Facility bears interest equal to Term SOFR plus 3.5% per annum. Prior to the amendment of the 2021 Credit Facility, interest was based on LIBOR plus 3% per annum with a 0.25% LIBOR floor. As part of the business combination described in Note 3, “Investments in Real Estate,” the Company assumed the outstanding loan balance of $30.3 million. As of December 31, 2023 and December 31, 2022, the interest rate was 8.86% and 7.82% for the Company and the Predecessor, respectively. As of December 31, 2023 and December 31, 2022, the Credit Facility had a carrying value of $10.1 million and $30.1 million for the Company and the Predecessor, respectively.
The Credit Facility is guaranteed by certain subsidiaries of CapGrow.
Financing Obligation, Net
In connection with the acquisition of University Courtyard in October 2023, we entered into a sale and leaseback transaction whereby the underlying land was sold to an unaffiliated third party for $23.2 million and simultaneously entered into a lease agreement with the same unaffiliated third party to lease the property back. The sale and

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
leaseback of University Courtyard is accounted for as a failed sale and leaseback because the lease is classified as a finance lease. Accordingly, the sale of the underlying land is not recognized and the property continues to be included within the Company’s consolidated financial statements. We will continue to depreciate the property as if we were the legal owner. The proceeds received from the sale, net of debt financing costs of $0.2 million, are accounted for as a financing obligation on our consolidated balance sheets. We allocate the rental payments under the lease between interest expense and principal repayment of the financing obligation using the effective interest method and amortize over the 99-year lease term. The total principal payments will not exceed the difference between the gross proceeds from the sale of $23.2 million and the initial carrying value of the land of $4.1 million, resulting in maximum principal payments of $19.1 million over the term of the arrangement.
Restrictive Covenants
The Company is subject to various financial and operational covenants under certain of its mortgages and other loans payable and the Credit Facility. These covenants require the Company to maintain a minimum debt service coverage ratio, liquidity, net worth and a minimum of two-years remaining lease term of all of the CapGrow Portfolio, among others. As of December 31, 2023 and December 31, 2022, the Company and the Predecessor were in compliance with all of its loan covenants, respectively.
Contractual Maturities
The scheduled principal maturities of the mortgages and other loans payable and Credit Facility as of December 31, 2023 were as follows for the Company:

Year Ending	Mortgages and Other Loans Payable	Credit Facility	Financing Obligation	Total
December 31, 2024	$9,485	$10,139	$—	$19,624
December 31, 2025	4,125	—	2	4,127
December 31, 2026	4,107	—	3	4,110
December 31, 2027	12,104	—	5	12,109
December 31, 2028	18,485	—	7	18,492
Thereafter	186,154	—	19,126	205,280
	$234,460	$10,139	$19,143	$263,742

8. Stockholders’ and Members’ Equity and Non-controlling Interests in the Operating Partnership and the Consolidated Subsidiaries
Authorized Capital Stock
As of December 31, 2023, the Company’s authorized capital stock was as follows:

	Number of Shares	Par Value per Share
Class F Shares	300,000,000	$0.01
Class FF Shares	300,000,000	$0.01
Class S Shares	300,000,000	$0.01
Class D Shares	300,000,000	$0.01
Class I Shares	300,000,000	$0.01
Class A Shares	300,000,000	$0.01
Class AA Shares	300,000,000	$0.01
Class E Shares	100,000,000	$0.01
Total	2,200,000,000
Preferred Stock	100,000,000	$0.01
	2,300,000,000

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Common Stock
The following table details the movement in the Company’s outstanding shares of common stock:

	Year Ended December 31, 2023
	Class F	Class FF	Class E	Total
December 31, 2022	—	—	—	—
Rollover equity in Company parent	15,019,800	—	—	15,019,800
Common stock issued	1,037,760	5,865,262	69,325	6,972,347
Distribution reinvestment	1,059	78,648	—	79,707
December 31, 2023	16,058,619	5,943,910	69,325	22,071,854

Holders of Class F shares purchased before January 1, 2023 are prohibited from seeking repurchase of their shares before January 1, 2026 except in the event of a material violation, amendment or waiver of the Company’s corporate governance guidelines without the prior consent of the holders of a majority of the outstanding Class F shares. The following is a summary of the rights and privileges of the holders of common stock as of December 31, 2023.
Conversion of Certain Share Classes: The Company’s charter provides that it will cease paying the distribution fee with respect to any Class A, Class AA, Class S or Class D share held in a stockholder’s account at the end of the month in which the Company, in conjunction with the transfer agent, determines that total upfront selling commissions and distribution fees paid with respect to the shares held by such stockholder within such account would equal or exceed, in the aggregate, the percentage limit (if any, and as set forth in the applicable agreement with a soliciting dealer at the time such shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under the Company’s distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, each such Class A, Class AA, Class S or Class D share in such account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share.
In addition, if not already converted into Class I shares upon a determination that total upfront selling commissions and distribution fees paid with respect to such shares would exceed the applicable Fee Limit, if any, each Class A, Class AA, Class S, Class D, Class E, Class F and Class FF share held in a stockholder’s account (including shares in such account purchased through the distribution reinvestment plan or received as a stock dividend) will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) the Company’s merger or consolidation with or into another entity in which the Company is not the surviving entity or (iii) the sale or other disposition of all or substantially all of the Company’s assets. However, with respect to Class A, Class AA, Class E, Class F and Class FF shares only, such conversion will not occur if immediately after the occurrence of any such event the Company is externally advised with different management fee allocations (which may or may not include different performance allocations) for holders of Class I shares on the one hand and holders of Class A, Class AA, Class E, Class F or Class FF shares on the other hand.
Liquidation Preference: In the event of liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock. Immediately before any liquidation, dissolution or winding up, or any distribution of the assets of the Company pursuant to a plan of liquidation, dissolution or winding up, Class A, Class AA, Class S, Class D, Class E, Class F and Class FF shares will automatically convert to Class I shares at the conversion rate applicable to each share class. Following such conversion, the aggregate assets of the Company available for distribution to holders of the shares, or the proceeds therefrom, shall be distributed to each holder of Class I shares, ratably with each other holder of Class I shares, which will include all converted Class A, Class AA, Class S, Class D, Class E, Class F and Class FF shares, in such proportion as the number of outstanding Class I shares held by such holder bears to the total number of outstanding Class I shares then outstanding.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
If the Company has not raised $450 million in gross proceeds from the sale of capital stock before December 31, 2024, then upon the written request of any beneficial owner owning 10% or more of the shares made between January 1, 2025 and March 31, 2025, a majority of the board of directors shall adopt a resolution declaring that dissolution of the Company is advisable and shall direct the proposed dissolution be submitted for consideration at the next annual stockholders’ meeting. Notwithstanding the foregoing, the board of directors has the ability to recommend against any dissolution.
Dividends: Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in the Company’s charter regarding the restrictions on ownership and transfer of stock, holders of common stock are entitled to such distributions as may be authorized from time to time by the board of directors (or a committee of the board of directors) and declared by the Company out of legally available funds.
Voting Rights: Each holder of common stock is entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Under the Company’s charter, stockholders do not have cumulative voting rights. Therefore, the holders of a majority of the Company’s outstanding shares of common stock can elect the entire board of directors.
Rights and Preferences: Holders of common stock have no preemptive rights or automatic option to purchase any new shares of stock.
The Company’s board of directors has the ability to establish without any action by the stockholders, to classify or reclassify any unissued common stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of any new class or series of shares of stock.
On October 1, 2023, Class A, Class AA, Class D, Class I, and Class S shares became available for issuance by the Company. These classes have different class-specific fees and expenses allocated to them, different minimum investment amounts, and different eligibility requirements for purchase.
Share Repurchase Plan
On February 10, 2023, the Company adopted a Share Repurchase Plan (the “Repurchase Plan”), whereby, subject to certain limitations, stockholders may request on a monthly basis that the Company repurchase all or any portion of their shares. Repurchases under the Repurchase Plan began in July 2023.
The total amount of aggregate repurchases of the Company’s stock is limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all share classes as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of the Company’s stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter. Shares will be repurchased at a price equal to the transaction price on the applicable repurchase date, subject to any Early Repurchase Deduction (as defined below). The transaction price will generally equal the prior month’s NAV per share for that share class. Shares repurchased within one year of the date of issuance will be repurchased at 95% of the current transaction price (the “Early Repurchase Deduction”). The Early Repurchase Deduction will not apply to shares acquired through the distribution reinvestment plan. Due to the illiquid nature of investments in real estate, the Company may not have sufficient liquid resources to fund repurchase requests, and the Company has established limitations on the amount of funds it may use for repurchases during any calendar month and quarter as described above. The Company’s board of directors may modify, suspend or terminate the Repurchase Plan. As of December 31, 2023 there were no shares repurchased under the Repurchase Plan.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Distributions
The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net income as calculated in accordance with GAAP, to our stockholders beginning January 1, 2023 and each year thereafter to comply with the REIT provisions of the Code.
Each class of common stock receives the same gross distribution per share. The net distribution varies for each class based on the applicable distribution fee, which is deducted from the monthly distribution per share and paid directly to the applicable distributor, and/or certain other class-specific fees, as applicable.
The following table details the aggregate distributions declared for each applicable class of common stock:

	Year Ended December 31, 2023
	Class F	Class FF	Class E
Aggregate gross distributions declared per share of common stock	$0.6143	$0.4967	$0.0633
Distribution fee per share of common stock	—	(0.0135)	—
Net distributions declared per share of common stock	$0.6143	$0.4832	$0.0633

Distribution Reinvestment Plan
In February 2023, the Company adopted a distribution reinvestment plan (“DRIP”) whereby participating stockholders will have their cash distributions attributable to the class of shares purchased automatically reinvested in the same class of shares. The per share purchase price for shares purchased under the DRIP will be equal to the transaction price on the record date of the distribution that is payable. Stockholders will not pay upfront selling commissions when purchasing shares pursuant to the DRIP, but such shares will be subject to distribution fees, if any. The distribution fees (when applicable) are calculated based on the NAV for these applicable shares and may reduce the NAV, or alternatively, the distributions payable with respect to the shares of each such class, including shares issued under the DRIP.
During the year ended December 31, 2023, the Company issued 1,059 Class F Shares and 78,648 Class FF shares under the DRIP.
Share-Based Compensation Plan
On March 7, 2023, the Board approved the independent director compensation plan (the “Compensation Plan”), which provides independent directors an initial one-time grant of Class F restricted shares of common stock valued at $100,000 (“Initial Grant”), annual compensation consisting of a number of restricted shares (“Equity Retainer”) valued at $25,000 and all or a portion of their cash compensation (“Cash Retainer”) if the independent directors elect to receive such cash compensation in the form of restricted shares of the Company’ common stock. Prior to September 3, 2023, any grant of restricted stock was based on the then-current per share transaction price of the Class F shares at the time of grant. Thereafter, any grant of restricted stock will be based on the then-current per share transaction price of the Class E shares at the time of grant. Subject to the approval of the Board, the Company expects to issue Class E shares to non-employee directors in exchange for Class F shares previously issued to them under an Initial Grant or subsequent grant. Restricted stock grants will generally vest on the first anniversary of the date of grant. During the restricted period, these Class F restricted shares are automatically subject to the Company's DRIP with all dividends and other distributions declared and paid in respect of such restricted shares being applied to the purchase of additional restricted shares of the same class until the later of (i) such restricted shares becomes fully vested or (ii) receipt of nonparticipation in the DRIP by such independent director. The maximum number of shares that will be available for issuance under the Compensation Plan is 500,000.
In March 2023, the Company granted approximately $0.6 million or approximately 62,410 Class F restricted shares of common stock which represented the Initial Grant, Equity Retainer and a portion of the Cash Retainer that the independent directors have elected to receive in restricted shares of stock. These restricted stock grants along with the additional restricted shares earned under the DRIP will vest between February 2024 and April 2024. As of December 31, 2023, 437,590 shares of common stock remain available for issuance under the Compensation Plan.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Total compensation cost recognized was $0.5 million during the year ended December 31, 2023. The Company adopted the policy of accounting for forfeitures as they occur. As of to date, the Company expects that the independent directors will complete their requisite service period. If awards are ultimately forfeited prior to vesting, then the Company will reclassify amounts previously charged to retained earnings to compensation cost in the period the award is forfeited.
Non-controlling Interest in the Operating Partnership
In connection with its performance participation interest as discussed in Note 9, “Related Party Transactions,” the Special Limited Partner contributed $2,000 to the Operating Partnership, which constitutes a non-redeemable partnership interest with special distribution rights (“Special Units”). The Special Units do not receive Operating Partnership distributions or allocations except for the performance participation interest discussed below. Holders of Special Units do not share in the distributions paid to holders of units of limited partnership interests in the Operating Partnership (“OP units”) and are not allocated income or losses of the Operating Partnership except to the extent of taxable income allocated to the Special Limited Partner.
Non-controlling Interest in the Consolidated Subsidiaries
Noncontrolling interest in the consolidated subsidiaries represents an affiliate and third-party equity interests in CapGrow Member, CapGrow and Denton JV, respectively.
Members’ Equity (Predecessor)
Within CapGrow, the members’ obligations and rights relating to contributions, distributions, and allocation of income and loss, among others, were governed by CapGrow’s limited liability company agreement, as further amended from time to time (“CapGrow Agreement”). As of December 31, 2022, CapGrow’s members did not have any outstanding capital commitments. Distributions of available cash are distributed to the members of CapGrow based on their respective membership interests until certain internal rate of return thresholds are met. As the rate of return thresholds are achieved, the allocation of distributions is modified as further described in the CapGrow Agreement. Income or losses are allocated to the members in amounts that result in ending capital account balances reflecting the amounts that would be distributed to them assuming CapGrow was liquidated at book value at the end of the reporting period.
9. Related Party Transactions
Due to a Related Party
The components of due to related parties of the Company are as follows (in thousands):

Successor
December 31, 2023
Advanced organization costs	$3,396
Accrued performance participation allocation	1,566
Due to Adviser	377
Accrued management fee	199
Due to affiliate	48
Total	$5,586

Management Fee
Effective upon the acquisition of CapGrow in January 2023, the Company pays the Adviser an annual asset management fee equal to 0.50% of the NAV of the Company’s Class F and Class FF Common Shares. If in the future the Company sells other classes of shares, the Company will pay the Adviser a management fee of 0.75% of the aggregate NAV of Class A Common Shares and Class AA Common Shares and 1.25% of the aggregate NAV of Class S Common Shares, Class D Common Shares and Class I Common Shares per annum payable monthly.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Additionally, to the extent that the Operating Partnership issues Operating Partnership units to parties other than the Company, the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the aggregate NAV of the Operating Partnership attributable to such Operating Partnership units not held by the Company per annum payable monthly in arrears. No management fee will be paid with respect to Class E Common Shares or Class E Units, which are only expected to be held by Sculptor, its personnel and affiliates. In calculating the management fee, the Company will use its NAV and the NAV of the Operating Partnership units not held by the Company before giving effect to monthly accruals for the management fee, the performance participation allocation, distribution fees or distributions payable on the Company’s shares of stock or OP units.
The management fee, which is due monthly in arrears, may be paid, at the Adviser’s election, in cash, Class E shares or Class E units of our Operating Partnership. The Adviser may defer the payment of management fee at its discretion.
During the 2023 Successor Period, the Company incurred management fee amounting to $0.9 million, of which $0.7 million were paid in Class E Shares. As of December 31, 2023, the Company owed management fees amounting to $0.2 million.
Performance Participation
The Special Limited Partner holds a performance participation interest in the Operating Partnership, which has three components: a performance participation interest with respect to the Class D units, Class I units and Class S units (the “Performance Allocation”); a performance allocation with respect to the Class A units and Class AA units (the “Class A Performance Allocation”); and a performance allocation with respect to the Class F units and Class FF units (the “Class F Performance Allocation”). The Performance Allocation entitles the Special Limited Partner to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High-Water Mark, with a Catch-Up; the Class A Performance Allocation entitles the Special Limited Partner to receive an allocation equal to 10.0% of the Class A Total Return, subject to a 7% Class A Hurdle Amount and a High-Water Mark, with a 50% Catch-Up; and the Class F Performance Allocation entitles the Special Limited Partner to receive an allocation equal to 6.25% of the Class F Total Return, subject to a 7% Class F Hurdle Amount and a High-Water Mark, with a 50% Catch-Up (as each of those terms is defined in the amended and restated limited partnership agreement of the Operating Partnership). Distributions of the Performance Allocation, Class A Performance Allocation and Class F Performance Allocation are payable in cash or Class E Units at the election of the Special Limited Partner.
During the 2023 Successor Period, the Company accrued a performance allocation amounting to $1.6 million. The Company issued Class E units in January 2024 as payment for this performance allocation.
Expense Reimbursements
Except for the employees of CapGrow, the Company does not have any employees. Currently, the Adviser is responsible for the payroll costs and related expenses of the Adviser’s personnel who are involved in the operation and management of the Company.
The Adviser is entitled to reimbursement of all costs and expenses incurred on behalf of the Company, which includes (a) organization and offering expenses (excluding upfront selling commissions and distribution fees), (b) professional fees for services obtained from third parties that directly relate to the management and operations of the Company, (c) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person, and (d) out-of-pocket expenses in connection with the selection and acquisition of properties and real estate debt, whether or not such investments are acquired. As of December 31, 2023, the Company owed the Adviser $0.4 million for expenses paid on its behalf.
The Company will reimburse organization and offering expenses incurred prior to the first anniversary of the commencement of the Offering ratably over 60 months commencing in the first month following the first anniversary of the date the Company commenced the Offering. Commencing four fiscal quarters after we acquired CapGrow, the Company may not reimburse the Adviser at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of: 2% of our “average invested assets” or 25% of the

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Company’s “net income” (as defined in the advisory agreement) unless the independent directors determine that the excess expenses were justified based on such factors that they deem sufficient. As of December 31, 2023, the Company owed offering and organization costs of $3.4 million.
Employment Agreement
At acquisition, CapGrow renewed the employment agreement with its executive officer, whose primary responsibility is to manage the day-to-day business and affairs of CapGrow, as directed by the Company. The employment agreement, which expires in January 2028, provides a minimum salary amount and a performance-based bonus. The total compensation costs were included in payroll costs on the consolidated statements of operations.
Property Management Agreement
University Courtyard is managed by the Company’s joint venture partner and its affiliate. They provide management, leasing, construction supervision and asset management services. University Courtyard pays (i) a property and asset management fee equal to 4.5% of the effective gross income and (ii) a construction management fee equal to 5% of the hard and soft costs. Additionally, University Courtyard reimburses any expenses incurred on its behalf by the manager.
During the 2023 Successor Period, the total property and asset management fees, which were included in property operating expenses in the consolidated statements of operations, were less than $0.1 million. As of December 31, 2023, due to affiliates amounted to $48 thousand.
10. Fair Value Measurements
The Company is required to disclose fair value information with regard to certain financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practical to estimate fair value. The FASB guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (e.g., the exit price). The Company measures and/or discloses the estimated fair value of certain financial assets and liabilities based on a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions. This hierarchy consists of three broad levels: Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date; Level 2 - inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 -unobservable inputs for the asset or liability that are used when little or no market data is available. The Company follows this hierarchy for our assets and liabilities measured at fair value on a recurring and nonrecurring basis. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of the particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
Valuation of Financial Instruments Measured at Fair Value
From time to time, the Company may use derivative instruments, such as interest rate swaps or caps to manage or hedge interest rate risk. The Company may hedge its exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on its existing debt. The Company does not anticipate designating any of its derivative financial instruments as hedges. As such, derivatives that are not hedges are adjusted to fair value through earnings. The valuation of these instruments is determined by a third-party service provider using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The valuation of these derivatives utilize Level 2 inputs.
As of December 31, 2023, the Company has an interest rate cap agreement, which is used to manage the interest payments related to the mortgage payable held by University Courtyard. The fair value of this interest rate cap is

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
presented as part of other assets in the consolidated balance sheets. During the 2023 Successor Period, the Company recorded an unrealized loss on derivative instrument amounting to $0.8 million, which is included in unrealized loss on derivative instrument in our consolidated statements of operations. There were no derivative instruments as of December 31, 2022.
The following table summarizes the notional amount and other information related to this instrument as of December 31, 2023:

	Notional Value	Index	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest rate cap	$20,880	SOFR	1%	October 2023	November 2028	$2,492
						$2,492

Valuation of Assets Measured at Fair Value on a Nonrecurring Basis
When performing a business combination or asset acquisition, the Company is required to measure assets and liabilities at fair value as of the acquisition date consistent with ASC 805. The fair value of each property is determined primarily based on unobservable data inputs, which utilized market knowledge obtained from historical transactions and published market data. Typically, the Company allocates 15% of the purchase price to land. Any above- and below market lease intangibles are derived (using a discount rate which reflects the risks associated with the lease acquired) based on the difference between contractual rent and market rent, measured over a period equal to the remaining term of each of the leases, including the renewal options for below market leases. In estimating in-place leases and deferred commissions, the Company uses estimates of its carry costs during hypothetical expected lease-up periods and costs to execute similar leases, which include estimates of lost rental at market rates as well as leasing commissions. Debt is valued by a third-party appraiser, utilizing the discounted cash flow and inputs such as discount rate, prepayment speeds, general economic and industry trends. All of these inputs are classified as Level 3 inputs.
Certain of the Company’s assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that could indicate the carrying amount of the real estate value may not be recoverable.
During the 2023 Successor Period, the Company recorded impairment losses in respect of the assets sold, held for sale properties and certain vacant properties where leases were terminated and the expected sales proceeds were lower than the carrying value of the properties. The fair value of these impaired assets is primarily based on the sale price pursuant to the binding executed contracts or list price less estimated costs to sell, which is considered a Level 3 input. Refer to Note 3 for additional disclosure relating to asset impairment.
Valuation of Liabilities Not Measured at Fair Value
The following table presents the carrying value and estimated fair value of our financial instruments that are not carried at fair value on the consolidated balance sheets as of December 31, 2023:

	Carrying Value(1)	Estimated Fair Value
Mortgages and other loans payable	$234,460	$225,323
Revolving credit facility	10,139	10,139
Financing obligation, net	23,200	23,200
	$267,799	$258,662

(1)	The carrying value of these loans do not include unamortized debt issuance costs.
The fair value of the Company’s borrowings is estimated by modeling the cash flows required by our debt agreements and discounting them back to present value using the appropriate discount rate. Additionally, we consider current market rates and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of our borrowings are considered Level 3.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
11. ECONOMIC DEPENDENCY
The Company is dependent on the Adviser and its affiliates for certain services that are essential to it, including the sale of the Company’s shares of common stock, acquisition and disposition decisions, and certain other responsibilities. In the event that the Adviser and its affiliates are unable to provide such services, the Company would be required to find alternative service providers.
12. RENTAL INCOME
The Company leases the CapGrow Portfolio to various companies who serve adults with behavioral health needs, primarily under triple-net lease agreements, with terms extending through November 2034. Under the terms of the triple-net lease agreements, tenants are responsible for the payment of all taxes, maintenance, repairs, insurance, environmental and other operating expenses relating to the residential (business) and commercial real estate. Variable lease payments consist of tenant reimbursements and other fees such as late fees, among others. As of December 31, 2023 and December 31, 2022, 44 subsidiaries of National Mentor Holdings, Inc., a Delaware corporation doing business as “Sevita,” lease approximately 511 of CapGrow Portfolio properties (representing 40% and 53% of total assets, respectively), and these leases have various expiration dates extending through March 2032.
There are no cross-default provisions among the Sevita leases. Although Sevita is not a party to these leases, Sevita has entered into separate guarantee agreements with respect to 421 of CapGrow’s properties, which represents approximately 41% and 43% of the total rental income for the 2023 Successor Period and 2022 Predecessor Period, respectively (representing 33% and 46%, respectively, of total assets as of December 31, 2023 and December 31, 2022, respectively). As of December 31, 2023, there are four tenants that each represent more than 5% of CapGrow’s rental income, and collectively, the leases on the properties with these tenants represent over 70% of the Company’s rental income for the year ended December 31, 2023. While this represents a significant concentration risk with regard to CapGrow’s revenue, the credit risk associated with these tenants is mitigated since the payor stream is principally derived through Medicaid waivers. A majority of the CapGrow Portfolio is located in Texas, Minnesota and Ohio.
As of December 31, 2023, the future minimum cash rents to be received over the next five years and thereafter for noncancellable operating leases are as follows:

Year Ending
December 31, 2024	$34,068
December 31, 2025	27,216
December 31, 2026	23,764
December 31, 2027	16,899
December 31, 2028	6,514
Thereafter	15,700
$124,161

The components of lease income from operating leases for the 2023 Successor Period, 2023 Predecessor Period, and 2022 Predecessor Period, are as follows (in thousands):

	Successor	Predecessor
	Period from January 4, 2023 through December 31, 2023	Period from January 1, 2023 through January 3, 2023	Year Ended December 31, 2022
Fixed lease payments	$37,428	$320	$28,448
Variable lease payments	195	3	317
	$37,623	$323	$28,765

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
13. COMMITMENTS AND CONTINGENCIES
Office Lease
CapGrow leases its office space from a third party under an operating lease, which expires in February 2028.
During the 2023 Successor Period and 2022 Predecessor Period, rental expenses, which were included in general and administrative in the consolidated statements of operations, were less than $0.1 million for each respective period.
Following the acquisition of CapGrow, the Company utilized an incremental borrowing rate of 3.94% in calculating the lease liabilities. The following table reflects the future minimum lease payments as of December 31, 2023 (in thousands):

Year Ending
December 31, 2024	$77
December 31, 2025	79
December 31, 2026	80
December 31, 2027	82
December 31, 2028	14
Thereafter	0
Total minimum lease payments	332
Imputed interest	(26)
Total operating lease liabilities	$306

Legal Matters
The Company is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company which if adversely determined could have a material adverse impact on the Company other than routine litigation arising in the ordinary course of business.
Environmental Matters
As an owner of real estate, the Company is subject to various environmental laws of federal, state, and local governments. The Company’s compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Company does not believe it will have a material adverse effect in the future. However, the Company cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current properties or on properties that the Company may acquire.
14. SEGMENT REPORTING
The Company operates in two reportable segments as of December 31, 2023: Residential (Business) and Student Housing. Prior to the acquisition of University Courtyard on October 27, 2023, the Company operated in one reportable segment. The Company allocates resources and evaluates results based on the performance of each segment individually. The Company believes that Segment Net Operating Income is the key performance metric that captures the unique operating characteristics of each segment.
The following table details the total assets by segment ($ in thousands):

December 31, 2023
Residential	$501,980
Student Housing	62,207
Other (Corporate)	14,828
Total assets	$579,015

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
The following table details the financial results by segment for the 2023 Successor Period ($ in thousands):

	Residential (Business)	Student Housing	Other (Corporate)	Total
Revenues
Rental revenue	$36,428	$1,195	$—	$37,623
Other revenue	1,075	145	—	1,220
Total revenues	37,503	1,340	—	38,843
Expenses
Property operating expenses	659	530	—	1,189
General and administrative	3,670	337	2,870	6,877
Total expenses	4,329	867	2,870	8,066
Segment net operating income (loss)	$33,174	$473	$(2,870)	30,777
Depreciation and amortization	(16,606)	(1,670)	—	(18,276)
Organization and transaction costs				(2,450)
Management fees				(946)
Performance participation allocation				(1,566)
Interest expense, net				(10,371)
Unrealized gain (loss) on derivative instruments				(798)
Impairment of investments in real estate				(3,998)
Net loss				(7,628)
Net income attributable to non-controlling interest in the consolidated subsidiary				236
Net loss attributable to non-controlling interest in the Operating Partnership				—
Net loss attributable to SDREIT stockholders				$(7,392)

15. SUBSEQUENT EVENTS
Investments in Unconsolidated Joint Venture
In February 2024, CapGrow acquired 5% of a non-controlling equity interests in a joint venture formed with affiliates of the Company and an entity formed by the executive officer of CapGrow. The Company funded $1.7 million of equity in exchange for approximately 3.99% of effective interests in this unconsolidated joint venture.
Private Placement Offering
Subsequent to December 31, 2023, the Company issued the following shares at an aggregate gross proceeds of $3.9 million.

	Number of Shares Issued	Gross Proceeds
Class E Shares(1)	27,905	$301
Class FF Shares(2)	110,153	1,190
Class AA Shares(2)	220,266	2420
Total	358,324	$3,911

(1)	Class E shares were issued to the Adviser as payment for accrued management fees.
(2)	Includes sales load fees of $15 thousand for Class FF Shares and $45 thousand for Class AA Shares, respectively.

Sculptor Diversified Real Estate Income Trust, Inc. and Predecessor
Notes to the Consolidated Financial Statements
(in thousands, except share and per share data)
Distributions
Commencing October 1, 2023, the Company’s Class FF shares became subject to an annual distribution fee equal to 0.50% per annum of the aggregate NAV of the Company’s outstanding Class FF shares payable monthly in arrears. The following table summarizes the Company’s distributions declared and paid or payable (net of distribution fees) to stockholders beginning January 1, 2024:

Declaration Date	Record Date	Class F Shares	Class FF Shares	Class E Shares	Class AA Shares	Payment Date
January 31, 2024	January 31, 2024	$0.0627	$0.0582	$0.0627	$—	February 12, 2024
February 29, 2024	February 29, 2024	$0.0631	$0.0589	$0.0631	$0.0588	March 12, 2024

Sculptor Diversified Real Estate Income Trust, Inc.
Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2023
($ in thousands)

				Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(1)
Description	Location	Number of Properties	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(2)	Year Acquired
Residential (Business):
	Alabama	1	$101	$35	$172	$—	$—	$35	$172	$207	$6	2023
	Arizona	85	14,256	5,478	29,684	9	51	5,487	29,735	35,222	960	2023
	California	5	1,878	814	4,139	—	—	814	4,139	4,953	143	2023
	Colorado	4	1,584	432	2,098	78	444	510	2,542	3,052	77	2023
	Connecticut	8	1,618	598	3,587	—	15	598	3,602	4,200	123	2023
	Delaware	1	133	52	288	—	—	52	288	340	10	2023
	Florida	17	5,153	2,149	12,000	(205)	(1,001)	1,944	10,999	12,943	378	2023
	Georgia	2	290	95	491	—	—	95	491	586	17	2023
	Idaho	4	395	363	1,982	(135)	(657)	228	1,325	1,553	45	2023
	Illinois	12	1,499	381	1,763	27	153	408	1,916	2,324	66	2023
	Indiana	38	5,634	1,814	9,714	—	—	1,814	9,714	11,528	334	2023
	Iowa	9	2,298	707	3,698	(23)	(112)	684	3,586	4,270	124	2023
	Kansas	1	118	32	150	—	—	32	150	182	5	2023
	Kentucky	2	394	128	577	—	—	128	577	705	20	2023
	Louisiana	1	1,293	347	1,370	(49)	(239)	298	1,131	1,429	40	2023
	Maryland	10	2,325	731	3,536	—	—	731	3,536	4,267	122	2023
	Massachusetts	2	457	166	970	—	—	166	970	1,136	33	2023
	Michigan	31	21,454	5,513	24,740	—	—	5,513	24,740	30,253	859	2023
	Minnesota	281	67,445	16,993	83,268	1,877	10,854	18,870	94,122	112,992	3,068	2023
	Nebraska	1	181	53	262	—	—	53	262	315	9	2023
	Nevada	8	1,941	625	3,314	—	—	625	3,314	3,939	114	2023
	New Hampshire	1	383	139	821	—	—	139	821	960	28	2023
	New Jersey	15	4,111	1,119	5,612	167	961	1,286	6,573	7,859	213	2023
	New Mexico	2	317	105	503	—	—	105	503	608	17	2023
	New York	1	—	66	330	—	—	66	330	396	11	2023
	North Carolina	6	1,051	263	1,326	60	339	323	1,665	1,988	46	2023
	North Dakota	10	2,171	663	3,545	—	—	663	3,545	4,208	122	2023
	Ohio	128	18,513	4,864	21,477	47	325	4,911	21,802	26,713	748	2023
	Oregon	3	359	231	1,172	—	11	231	1,183	1,414	41	2023
	Pennsylvania	59	10,433	3,553	19,596	188	1,062	3,741	20,658	24,399	687	2023
	South Carolina	11	3,107	836	4,232	—	—	836	4,232	5,068	146	2023
	Tennessee	12	1,468	558	2,763	—	—	558	2,763	3,321	95	2023
	Texas	205	30,630	11,469	62,839	(708)	(4,621)	10,761	58,218	68,979	2,003	2023
	Utah	1	1,277	606	3,552	—	—	606	3,552	4,158	122	2023
	Virginia	7	2,187	665	3,127	—	—	665	3,127	3,792	108	2023
	Washington	12	2,761	1,784	9,161	(459)	(2,228)	1,325	6,933	8,258	239	2023
	West Virginia	12	2,137	663	3,650	—	—	663	3,650	4,313	126	2023
	Wisconsin	40	6,770	2,731	13,902	(426)	(2,043)	2,305	11,859	14,164	407	2023
	Washington DC	11	5,597	1,902	9,864	1	(1)	1,903	9,863	11,766	341	2023
Student Housing:
	Denton, Texas	1	20,880	5,712	47,473	—	29	5,712	47,502	53,214	305	2023
			$244,599	$75,435	$402,748	$449	$3,342	$75,884	$406,090	$481,974	$12,358

(1)	As of December 31, 2023, the aggregate cost basis for tax purposes was $379 million.
(2)	Refer to Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements for details of depreciable lives.
The total included on Schedule III does not include furniture, fixtures and equipment totaling $1.2 million. Accumulated depreciation does not include less than $0.1 million of accumulated depreciation related to furniture, fixtures and equipment.

The changes in real estate for the 2023 Successor Period are as follows (in thousands):

December 31, 2023
Balance at beginning of year	$—
Property acquisitions	497,858
Improvements	251
Retirements/disposals/deconsolidation	(16,135)
Balance at end of year	$481,974

The changes in accumulated depreciation, exclusive of amounts relating to furniture, fixtures and equipment for the 2023 Successor Period are as follows (in thousands):

December 31, 2023
Balance at beginning of year	$—
Depreciation for year	12,494
Retirements/disposals/deconsolidation	(136)
Balance at end of year	$12,358

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULPTOR DIVERSIFIED REAL ESTATE INCOME TRUST, INC.
(Registrant)

November 6, 2024	/s/ Steven Orbuch
Steven Orbuch
Chairman of the Board and Chief Executive Officer